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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maxis Communication Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 34780 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 2/17/07

ANNUAL REPORT 2006



Bringing people together

maxis®


ANNUAL REPORT 2006
maxis

Cover **Rationale**

The world of Maxis, as symbolised by the "Squiggle" ( ) as the background, is designed to see people engaging to create moments that matter, through communications and infotainment.

We touch lives and make a difference. We strive everyday to make your life easier, simpler and richer through technology and product innovation.

And above all else, we build and enhance relationships by bringing people together.

tents

Our **Vision**

To be a Regional Communications Leader of Choice.

Our **Values**

As a company that aspires to be the best, we are driven by a set of values that:-

- serves as a guiding principle in all our relationships, internally and externally
- unifies and motivates our staff
- provides clarity in our decision-making
- defines the way we conduct business with our community













These values are:-

PASSION FOR CUSTOMER SATISFACTION
We passionately focus on exceeding customer expectations, recognising the linkage between customer satisfaction and company success.

HIGH PERFORMANCE CULTURE
We achieve superior results through a continuous learning, high performance culture where individual and team contributions are valued and recognised, and where people can make a difference.

INNOVATION
We deliver best quality products and services, rapidly adapting latest technologies into ways that benefit and delight our customers.

ADAPTABILITY TO CHANGE
We continuously re-invent ourselves to be an agile organisation, where we think and act with a sense of urgency in the face of changing technologies, customer needs and business requirements.

RESPECT
We treat each other with respect, care, and dignity; we value the benefits in the diversity of people, ideas and culture.

INTEGRITY
We earn the trust of customers, shareholders, fellow employees, business partners and the community by being committed to the highest standard of ethics, honesty and integrity.

ACCOUNTABILITY
We accept personal accountability for our actions, doing what we say we will do, and honouring our commitments.

CORPORATE CITIZENSHIP
As a corporate citizen, we strive to be an economic, intellectual and social asset in the communities where we operate.

Overview




Maxis Group is one of Asia's leading cellular players, with operations in Malaysia, India and Indonesia.




Maxis began commercial operations as a private company in 1995. It has always been in the forefront of the industry's growth and perceived as a premium and innovative service provider. In 2002, the company was listed on Bursa Malaysia and has consistently ranked among the top 10 public companies in Malaysia. The company has won several domestic and international awards. In 2006, Maxis was voted as the "Most Admired Company in Malaysia" in a survey by Wall Street Journal Asia.








Corporate **Information**







BOARD OF DIRECTORS

Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
Chairman/Independent Non-Executive Director

Dato' Jamaludin bin Ibrahim
Group Chief Executive Officer/
Executive Director

Sandip Das
Chief Executive Officer/Executive Director

Tan Sri Dato' Seri Syed Anwar Jamalullail
Independent Non-Executive Director

Robert William Boyle
Independent Non-Executive Director

Augustus Ralph Marshall
Non-Executive Director

Chan Chee Beng
Non-Executive Director

COMPANY SECRETARY
Dipak Kaur

AUDITORS
PricewaterhouseCoopers
11th Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia
Tel : (603) 2693 1077
Fax : (603) 2693 0997
Main homepage : www.pwc.com/my

SHARE REGISTRAR
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel : (603) 2721 2222
Fax : (603) 2721 2530/1

REGISTERED OFFICE
Maxis Communications Berhad
(Company No. 158400-V)
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : (603) 2330 7000
Fax : (603) 2330 0590
Main homepage : www.maxis.com.my
e-mail : corpinfo@maxis.com.my

INDIAN OPERATIONS
Aircel Limited
Sterling Towers, 327 Annasalai
Teynampet Chennai - 600018
Tel : (91 44) 4313 001-15
Fax : (91 44) 4313 036/60
Main homepage : www.aircel.com

INDONESIAN OPERATIONS
PT Natrindo Telepon Seluler
Gedung Citra Graha, 2nd Floor
Jl. Jend. Gatot Subroto Kav. 35-36
Jakarta 12950, Indonesia
Tel : (6221) 520 0088
Fax : (6221) 5290 0388

INVESTOR RELATIONS AND ENQUIRIES
Tel : (603) 2330 6123
e-mail : tsimon2@maxis.com.my

STOCK EXCHANGE LISTING
Main Board of Bursa Securities
(Listed since 8 July 2002)
(Stock code: 5051)

ENQUIRIES/ASSISTANCE
Toll Free Number: 1800 828 001
(valid from 7 May 2007 to 1 June 2007)
[only pertaining to Form of Proxy and all other matters relating to the Twentieth (20th) Annual General Meeting]

Group Corporate **Structure**

as at 31 March 2007


maxis
Maxis Communications Berhad
100%
Global Communication Services Holdings Ltd ("GCSH")
100%
South Asia Communications Private Limited
65%
AIRCEL
Aircel Limited
25.714%
Deccan Digital Networks Private Limited ("Deccan")*
35%
100%
Aircel Cellular Limited
100%
Dishnet Wireless Limited
Teleglobal Investments B.V.
100%
51%
NTS
Maxis Mobile (L) Ltd
100%
Maxis Online Sdn Bhd
100%
UMTS (Malaysia) Sdn Bhd
100%
Advanced Wireless Technologies Sdn Bhd
75%
100%
100%
100%
100%
Maxis Collections Sdn Bhd
100%
Maxis Multimedia Sdn Bhd
100%
Maxis Management Services Sdn Bhd
100%
Rawa Utara Sdn Bhd
100%
Castle Rock Equity Sdn Bhd
100%

NOTE:

* Deccan has an equity interest of 35% in Aircel Limited and as such, GCSH also has an indirect interest of 9% in Aircel Limited.

Companies listed above are in respect of those in active and semi active operations as at 31 March 2007. The full list of companies under Maxis Group is available in Note 17 to the Financial Statements on Pages 115 to 120.

Board of **Directors**


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3
1

1. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
2. Dato' Jamaludin bin Ibrahim
3. Sandip Das
4. Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail
5. Robert William Boyle
6. Augustus Ralph Marshall
7. Chan Chee Beng



TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
CHAIRMAN/INDEPENDENT NON-EXECUTIVE DIRECTOR

Tan Sri Dato' Megat Zaharuddin, aged 58, a Malaysian, was appointed as Chairman and Director of Maxis on 1 January 2004.

He is the Chairman of Mayban General Assurance Berhad, Mayban Life Assurance Berhad, Malaysia National Insurance Berhad, Mayban Takaful Berhad, Takaful Nasional Sdn Bhd and Mayban Life International (Labuan) Ltd, and also sits on the boards of Malayan Banking Berhad, Mayban Fortis Holdings Berhad, MNI Holdings Berhad, MNI Offshore (L) Ltd, MNI Life International (L) Ltd, Capital Market Development Fund, International Centre for Leadership in Finance and Labuan International Offshore Financial Center Advisory Panel.

In January 2004, he retired as the Regional Chief Executive Officer and Managing Director of Shell Exploration and Production B.V. based in The Hague, Netherlands, a position he held since 1999.

From 1995 to 1999, Tan Sri Dato' Megat was the Chairman and Chief Executive of Shell Companies in Malaysia. During this period, he also sat on the boards of directors of MIMOS, the National Information Technology Council, Universiti Malaysia Sarawak, Danaharta, and was also the Chairman of the National Science Centre.

Tan Sri Dato' Megat holds a B.Sc. (Honours) in Mining Engineering from The Royal School of Mines, Imperial College of Science and Technology, London University, United Kingdom (1972), and is an Associate of the Royal School of Mines.

He sits as Chairman of the Nomination Committee with effect from 30 November 2006.

He has attended all seven (7) Board meetings held in the financial year ended 31 December 2006.



DATO' JAMALUDIN BIN IBRAHIM
GROUP CHIEF EXECUTIVE OFFICER/EXECUTIVE DIRECTOR

Dato' Jamaludin, aged 48, a Malaysian, was appointed as CEO of Maxis in October 1998, and became a Director in April 2002. He was later re-designated as Group CEO of Maxis in December 2006. He has been with the Company since 1997.

Prior to Maxis, Dato' Jamaludin was the Managing Director and CEO of Digital Equipment (M) Sdn Bhd from 1993 to 1997. Preceding that he spent 12 years in IBM Malaysia. He started his career in 1981 as a lecturer.

In Malaysia, Dato' Jamaludin is the Chairman of the Advisory Board of the National Science Centre. He also sits on the boards of Universiti Tun Hussein Onn Malaysia and Universiti Tun Abdul Razak Sdn Bhd. Internationally, he is a board member of Bridge Mobile Pte Ltd, a strategic alliance of nine regional telecommunications providers. He had previously served as board member of the World GSM Association, Malaysia Venture Capital Management Berhad, a Government-owned venture capital firm, and HeiTech Padu Berhad, a public listed IT service company.

Dato' Jamaludin graduated in 1978 from California State University, USA, with a B.Sc. in Business Administration and a minor in Mathematics. He obtained his Masters of Business Administration from Portland State University, Oregon, in 1980, specialising in Quantitative Methods.

He is a member of the Employee Share Option Scheme ("ESOS") Committee.

He has attended all seven (7) Board meetings held in the financial year ended 31 December 2006.



SANDIP DAS
CHIEF EXECUTIVE OFFICER/EXECUTIVE DIRECTOR

Mr Sandip Das, aged 49, an Indian citizen, was appointed as Chief Executive Officer of Maxis responsible for Malaysian operations on 15 January 2007. In addition, he also plays a key strategic role for Aircel operations in India. He became a Director of Maxis on 27 February 2007.

Prior to joining Maxis, Mr Das was Deputy Managing Director and Director on the board of Hutchison Essar Telecom ("Hutch"), one of India's largest mobile operators. He started the company's operations in India in 1994 and when he left Hutch at the end of 2006, it had more than 23 million subscribers. During his tenure at Hutch, he was voted "CEO of the Year" by Mid Day Publications and the company twice won "The Most Respected Telecom Company" awarded by Business World.

He was also Deputy Chairman of the Service Industry Panel of the Confederation of Indian Industries ("CII"). Internationally, he serves on the board of Global GSM Development Fund.

Preceding Hutch, he spent 5 years as Franchise Head of Toyota cars and Hino trucks with the Al Futtaim Group in Dubai, UAE and 10 years with Indian consumer durable giant Usha International, Shriram Group, where he started as a Management Trainee and left as Joint Divisional Manager.

Mr Das holds a Masters of Business Administration degree from the Faculty of Management Studies, University of Delhi and a Bachelor's degree in Mechanical Engineering from Regional Engineering College, Rourkela in India.



Y.A.M. TAN SRI DATO' SERI SYED ANWAR JAMALULLAIL
INDEPENDENT NON-EXECUTIVE DIRECTOR

Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail, aged 55, a Malaysian, was appointed as a Director of Maxis on 18 May 2002.

He is the Chairman of DRB-Hicom Berhad, EON Capital Berhad, Cahya Mata Sarawak Berhad, Uni.Asia Life Assurance Berhad and Uni.Asia General Insurance Berhad. He also sits on the boards of Nestle (Malaysia) Berhad, HICOM Berhad, HICOM Holdings Berhad and various other private companies. In September 2001, he was appointed Chairman of the Investment Panel of Lembaga Tabung Haji.

He started his career as a Financial Accountant with Malaysia Airlines System Berhad in 1975, then joined Price Waterhouse (Australia) as Senior Auditor in 1979. Three years later he joined D & C Nomura Merchant Bank Berhad as Manager, Investment. In 1985, he joined Amanah Merchant Bank Berhad as Manager, Corporate Finance. After pursuing his own business from 1989 to October 1998, he joined Amanah Capital Partners Berhad as Group Managing Director before resigning on 1 March 2002. He has also served as the Chairman of Malaysian Resources Corporation Berhad and Media Prima Berhad until his resignation on 12 January 2005 and 12 March 2005 respectively.

Y.A.M. Tan Sri Dato' Seri Syed Anwar is a Chartered Accountant and Certified Practising Accountant. He holds a Bachelor of Arts (Accounting) degree from Macquarie University, Sydney, Australia.

He was the Chairman of the Audit Committee and was re-designated as a member with effect from 23 August 2006. He is also the Chairman of the Remuneration Committee and a member of the Nomination Committee.

He has attended six (6) out of seven (7) Board meetings held in the financial year ended 31 December 2006.

Board of **Directors**

(Continued)



ROBERT WILLIAM BOYLE
INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr Robert Boyle, aged 58, a British citizen, was appointed as an Independent Non-Executive Director of Maxis in August 2006.

He is a retired Senior Partner of PricewaterhouseCoopers, London ("PwC") with experience of leading and participating in global teams on client and PwC projects. He specialised in audits and deal-related advice to multi-nationals and held a variety of management positions including Chairman of the Entertainment and Media Industry Group for Europe, Middle East and Africa, and the UK Telecommunications Industry Group. He is a director of Witan Investment Trust plc and the independent member of the audit committee of the National Trust.

Prior to PwC London, Mr Boyle was also a Partner of Coopers & Lybrand, Tanzania from 1979 to 1982. He was seconded to the Civil Service as Company Analyst in the Price Commission in 1976. From 1972 to 1974, he was seconded to Coopers & Lybrand in Paris following qualification in London.

Mr Boyle holds an MA in Law from Oxford and is a Fellow of the Institute of Chartered Accountants of England and Wales.

He sits as the Chairman of the Audit Committee with effect from 23 August 2006 and is a member of the Remuneration Committee with effect from 30 November 2006.

He has attended two (2) Board meetings since his appointment on 23 August 2006 for the financial year ended 31 December 2006.



AUGUSTUS RALPH MARSHALL
NON-EXECUTIVE DIRECTOR

Encik Augustus Ralph Marshall, aged 55, a Malaysian, was appointed as a Director of Maxis on 30 June 1993.

He is an Associate of the Institute of Chartered Accountants in England and Wales, and a member of the Malaysian Institute of Certified Public Accountants and has more than 30 years experience in financial and general management.

He also serves on the boards of several companies listed on the Bursa Malaysia Securities Berhad viz. ASTRO ALL ASIA NETWORKS plc ("Astro") as Executive Deputy Chairman, Tanjong Public Limited Company ("Tanjong") also listed on the London Stock Exchange plc as Executive Director, MEASAT Global Berhad and KLCC Property Holdings Berhad as Non-Executive Director.

His other directorships include Powertek Berhad, Arnhold Holdings Limited (listed on The Stock Exchange of Hong Kong Limited) and Overseas Union Enterprise Limited ("OUE") (listed on the Singapore Exchange Securities Trading Limited). He is also an Executive Director of Usaha Tegas Sdn Bhd which has significant interests in Maxis, Astro, Tanjong and OUE among others.

He is a member of the Audit, Nomination and Remuneration Committees. He is also the Chairman of the ESOS Committee.

He has attended all seven (7) Board meetings held in the financial year ended 31 December 2006.



CHAN CHEE BENG
NON-EXECUTIVE DIRECTOR

Encik Chan Chee Beng, aged 51, a Malaysian, was appointed as a Director of Maxis on 7 June 2004.

Encik Chan holds a Degree in Economics and Accounting and is a Fellow of the Institute of Chartered Accountants in England and Wales.

He has more than 28 years of experience in investment banking, financial management and accounting including stints with Ernst & Young and Morgan Grenfell & Co Ltd.

His other directorships include Powertek Berhad, a wholly-owned subsidiary of Tanjong Public Limited Company ("Tanjong"), Bumi Armada Berhad ("BAB") Group and Usaha Tegas Sdn Bhd which has significant interests in Maxis, Tanjong, ASTRO ALL ASIA NETWORKS plc, BAB Group and Overseas Union Enterprise Limited.

He is a member of the ESOS Committee with effect from 27 February 2007.

He has attended all seven (7) Board meetings held in the financial year ended 31 December 2006.

NOTE:
The Lord Killearn and Encik Tan Poh Ching resigned from the Board on 30 November 2006 and 1 January 2007 respectively.

Group Senior **Management**


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5
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4
3
1
2

1. Dato' Jamaludin bin Ibrahim
2. Sandip Das
3. Rossana Annizah Bt Mohd Rashidi
4. Geoff Shelley
5. Azmi Bin Ujang
6. Chow Chee Yan
7. Dipak Kaur



DATO' JAMALUDIN BIN IBRAHIM
GROUP CHIEF EXECUTIVE OFFICER

Dato' Jamaludin's profile is contained in the "Board of Directors" section as set out on page 6 of this Annual Report.



SANDIP DAS
CHIEF EXECUTIVE OFFICER

Sandip Das' profile is contained in the "Board of Directors" section as set out on page 7 of this Annual Report.



ROSSANA ANNIZAH BT MOHD RASHIDI
CHIEF FINANCIAL OFFICER AND HEAD OF FINANCE & ADMINISTRATION

Rossana, aged 42, joined the Group on 16 May 2003 and was appointed as Chief Financial Officer on 1 January 2004.

She plays a strategic role of partnering the business in understanding the relative economics of different parts of the operations and integrating resources across business functions and geographic boundaries to deliver high performance across the group.

Concurrently, she is responsible for financial reporting, governance and compliance, corporate finance, treasury and procurement both at the Group and Malaysian operations levels. In addition, she is also responsible for investor relations and plays a key role in merger and acquisition activities of the Group.

She brings with her 15 years of working experience in the financial services sector, with extensive knowledge of corporate and commercial banking, debt capital market activities, trade financing and Islamic banking products. Her last position in the banking sector was as the Head of Enterprise Banking with RHB Bank. Prior to joining RHB Bank, Rossana was with Citibank, Kuala Lumpur and reached the position of Assistant Vice-President.

She holds a Bachelor of Arts degree in banking and finance from Canberra University, Australia.



GEOFF SHELLEY
GENERAL COUNSEL AND HEAD OF LEGAL

Geoff, aged 43, was appointed as General Counsel on 1 January 2005, having joined Maxis on 1 October 2004 as Senior General Manager and Deputy General Counsel.

Prior to Maxis he was with Minter Ellison Lawyers, one of the largest legal firms in Australia with offices throughout the Asia Pacific region, for over eight years, the last three as Partner.

Before joining Minter Ellison, Geoff was a solicitor for the Australian Government in Canberra and prior to that, a professional engineer for the Shell Company of Australia for three years.

Geoff holds a Bachelor of Laws from Australian National University, Canberra and a degree in Mechanical Engineering from University of New South Wales.



AZMI BIN UJANG
SENIOR GENERAL MANAGER AND HEAD OF HUMAN RESOURCES

Azmi, aged 48, was appointed as Head of Human Resources in October 1999 and has been with Maxis for 14 years. Prior to joining Maxis, he was a Dealer Representative at Seagrott & Campbell, a stock broking firm, for a year, after having spent seven years at Standard Chartered Bank Berhad as a Covenanted Officer/ National Officer in banking operations and human resources.

He earned a Bachelor of Science (Finance) degree and a Masters of Business Administration degree from Indiana State University in the United States.



CHOW CHEE YAN
CHIEF INTERNAL AUDITOR AND HEAD OF INTERNAL AUDIT

Chee Yan, aged 52, was appointed as Head of Internal Audit in June 2002. Prior to joining Maxis, he was Director of Risk Management of MEASAT Broadcast Network Systems Sdn Bhd and was responsible for internal audit and change management activities.

He has 13 years experience with the Schlumberger Group as International Financial Controller in Singapore, Indonesia and the United States. Prior to this, he was with Ernst & Whinney, Singapore (from 1981 to 1982) and Turquands Barton Mayhew, Manchester (from 1977 to 1981).

He is a Chartered Accountant (England & Wales) and holds a Master of Business Administration degree from Cranfield Institute of Science and Technology in the United Kingdom.



DIPAK KAUR
COMPANY SECRETARY

Dipak, aged 38, was appointed as Company Secretary in September 2001. Prior to joining Maxis, she spent six years at DMIB Berhad as Company Secretary/Legal Advisor and two years at Arab Malaysian Corporation Berhad.

She earned a Bachelor of Laws degree from University of Leicester, United Kingdom and a Masters in Law from University of Malaya. She also obtained a Certificate of Legal Practice from the Legal Profession Qualifying Board, a Certified Diploma in Accounting and Finance from the Association of Chartered Certified Accountants and is a Graduate ICSA from the Malaysian Institute of Chartered Secretaries and Administrators.

She was admitted to the High Court of Malaya as an Advocate and Solicitor in 1993.

Senior **Management - Malaysia**



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Sandip Das
Chief Executive Officer

Edward Ying Siew Heng
Chief Operating Officer

Rossana Annizah Bt Mohd Rashidi
Chief Financial Officer and Head of Finance & Administration

Geoff Shelley
General Counsel and Head of Legal

Azmi Bin Ujang
Senior General Manager and Head of Human Resources

Mohamed Fitri Abdullah
Senior General Manager and Head of Enterprise Business

Thomas Schnitker
Senior General Manager and Head of Consumer Business

Chua Seok Theng
Chief Information Officer and Head of IT Services

Dipak Kaur
Company Secretary

Rolf Marthinusen
Senior General Manager and Head of Network Engineering and Operations

Tan Lay Han
Senior General Manager and Head of Consumer Marketing

Chow Chee Yan
Chief Internal Auditor and Head of Internal Audit

Dr Nikolai Dobberstein
Senior General Manager and Head of Products & New Businesses

Senior **Management - India and Indonesia**

(Continued)



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Sandip Das
Director
C.Y.Chin
Executive Representative
Rohit Chandra
Chief Executive Officer - North/East
KVP Baskar
Chief Executive Officer - South
Chinmay Mitra
Aircel Group Chief Technology Officer

Tan Hoon San
Chief Financial Officer
Sameer Dave
Chief Technology Officer
Rudy Ramawy
Chief Marketing Officer
Chan Shih Mei
Director of Corporate Services and Legal

Mohammad Idham Bin Nawawi
Head of Strategy, Regulatory and Corporate Affairs

Dear Shareholders

I am very pleased that the Maxis Group has delivered yet another sterling performance for the year 2006, reinforcing our capability to evolve successfully to becoming a noted regional player. In the markets we operate, tariff reductions and price competition continue to spur subscriber growth and greater customer awareness of various competitors provides challenges, which we have been able to overcome through focus and customer segmentation. Our strong results in Malaysia as well as India are thus testimony of our ability to cover the value chain of communications technologies, products and services for all of our widening band of customers, now standing at approximately 13 million.



For the year, the Group registered 21% growth with a turnover of RM7.7 billion, whilst Profit After Tax and Minority Interest (PATAMI)[(1)] grew 28% to surpass RM2 billion for the first time. Earnings per share improved significantly from 66.3 sen to 83.9 sen. Thus, in line with our policy of progressive dividend payout, we are proposing to reward you with the highest ever gross dividend of 71.7 sen per share for 2006 compared to 58.4 sen per share the previous year. The net payout ratio for 2006 would be 62%.

NOTE:

(1) 2006 actual PATAMI was RM2,104 million while normalised PATAMI was RM2,014 million. Normalisation of RM(90) million comprises write-back of apparatus assignment licence fee accruals of RM(31) million, one-off contribution of RM(68) million in project consultancy services, and tax effect of RM9 million on normalised items

Chairman's **Statement**

(Continued)

In the business environment in the countries we operate, political stability led to strong GDP growth. Nonetheless, each country is characterised by different growth opportunities and competitive pressures. The Group therefore, has shown its ability to adapt itself to either maintain leadership or seek differentiated positions in each market in pursuit of sustainable growth in the future.

In Malaysia, our key objective is to remain market leader whilst generating healthy cash flows for future Group expansion. With prepaid number registration now compulsory, our Company leveraged upon this to improve our customer segmentation and innovativeness in products and services to give us the healthy lead. Our thrust now is to widen our broadband offers to increase broadband penetration in the country in line with the Government's aspirations and to meet the challenges of new 3G and WiMAX competitors entering the market. Modernising our network towards an internet protocol (IP) future that would help streamline costs will mean continuous investments in technology and people skills to keep ahead.

In India, I am very pleased that we have been gaining share on the competition as our operations expand across the country from our strong base in Chennai/Tamil Nadu. Through our relatively newer networks and strong yet simple value propositions, we are steadily winning customers over. We are also steadily implementing synergistic measures across the Group that will help in hastening products and services to market sooner in India. This should translate to greater competitiveness there. Our measured approach in investments to cover all 23 circles where we now have licences should position us well for future industry consolidation.

Our operations in Indonesia remain restricted to a small customer base in Surabaya. We have started to overcome site acquisition problems to expand our network and the successful ULO (certificate of worthiness) testing for new sites we have built has enabled us to secure our licences. We are now resolving start-up issues to enable us to confidently move ahead in the market there, which is becoming more competitive.

Our contribution to community and human capital development continues apace. Our Maxis Bridging Communities programmes are being enhanced in reach and more will be done with content. Maxis Academy, our in-house learning centre, is also being revamped and will do more in encouraging the pursuit of excellence in education for our communities. As a start, last year we made our inaugural award of three Maxis Scholarships for post-graduate studies at Harvard in the USA and Oxford in the United Kingdom, both premier universities in the world. This demonstrates our strong support to develop leaders of the future for our countries.

To meet the challenges of stewardship for the Group, which now has more than 5,000 employees, we also made various senior leadership changes. For Management, Dato' Jamaludin is the Maxis Group CEO whilst Sandip Das comes in as Maxis CEO and provides oversight for our operations in India, given his vast experience helming the Hutch operations in India before joining us. Sandip also joins the Maxis Board together with Robert Boyle from the United Kingdom. With them joining the Board, we are now equipped with people with various international working experience and skills to move the Group ahead. It leaves me to thank The Lord Killearn and Encik Tan Poh Ching, who resigned from the Board last year, for their long contributions to the Company and to wish them all the best in their future endeavours.

So what can you as shareholders expect for the future? The Group has embarked on a path to diversify its sources of earnings in order to sustain value growth. Our overseas operations will be very significant contributors to earnings in the medium term, but in the short term, heavy investments are being made to build our communications networks and acquisition of customers. We will continue to build partnerships which will not only hasten the process of product and service development, but also enhance familiarity of the Maxis Group in new markets regionally.

Finally, I wish to thank all our stakeholders for their faith and support.

Tan Sri Dato' Megat Zaharuddin
bin Megat Mohd. Nor
Chairman

on behalf of the Board of Directors
31 March 2007

2006 was a very challenging but exciting year for the Maxis Group.

With our strong business fundamentals and culture of innovation and service excellence, we rose above the challenges to deliver strong financial and operational results.

Specifically, we are proud to share our achievements for 2006 below:

- **We recorded strong financial results**
  Strong growth in Malaysia and excellent performance in our India operations resulted in a 21% Group revenue increase over 2005 to RM7.7 billion while EBITDA[1] increased by 10% to RM3.8 billion. Profit After Tax and Minority Interest (PATAMI)[2] also surged by 28% to exceed the RM2 billion mark for the first time.

- **We advanced beyond voice to the infotainment arena**
  Non-voice services accounted for about 21% of total Malaysian mobile revenue. Leadership in innovation was further strengthened with the re-launch of the Hotlink brand to reflect our transformation from a predominantly voice and basic data operator to a mobile infotainment company. Our expanding repertoire of music, sports, gaming and Mobile TV content is the widest in Malaysia. Of the various new products that we launched during the year, at least 22 were "First in Malaysia".


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NOTES:

(1) 2006 actual EBITDA was RM3,852 million while normalised EBITDA was RM3,821 million. Normalisation of RM(31) million was for write-back of apparatus assignment licence fee accruals.

(2) 2006 actual PATAMI was RM2,104 million while normalised PATAMI was RM2,014 million. Normalisation of RM(90) million comprises write-back of apparatus assignment licence fee accruals of RM(31) million, one-off contribution of RM(68) million in project consultancy services, and tax effect of RM9 million on normalised items.

Group **Chief Executive Officer's**

Review of Operations (Continued)


WALL STREET JOURNAL.

Voted Malaysia's Most Admired Company by Wall Street Journal Asia





- **We moved beyond traditional mobile to create new business opportunities in the growing broadband market**
  In the consumer segment, for almost a decade we have focused primarily on mobile services. In September 2006, we ventured out into providing residential broadband services. We made initial inroads in the rapidly growing market by being among the first in the world to deploy the fastest and low cost HSDPA modems for desktop PCs in residential homes.

- **We grew our operations beyond Malaysia to be part of the rapid growth amongst the most populous countries in the world**
  Aircel accounted for 10% and 8% of the Group revenue and PATAMI respectively. Customer base doubled while revenue grew 51%. We now have operations in 9 circles covering 350 million population and have secured licences for the 14 remaining circles which will allow us to cover the rest of India's 1.1 billion population. In Indonesia, despite numerous challenges, we are now preparing for launch within 2007. This will allow us to compete in a country with 226 million population.

- **We were voted Malaysia's Most Admired Company**
  Over the years, we have garnered significant awards and international recognition for our achievements in multiple areas such as investor relations, governance and financial performance. In 2006, we were voted "Malaysia's Most Admired Company" in a survey by the Wall Street Journal Asia that was based on five criteria – long term vision, innovation, quality, reputation and financial soundness.

MALAYSIA

The Malaysian mobile landscape has evolved over the year with competition becoming more intense. Reduction in prices as well as termination fees were among the challenges we had to face in 2006. Various customer segments have evolved differently and are growing at different rates.

Overall, we did well to strengthen our leadership in the market in all key performance metrics i.e. subscriber, revenue, EBITDA and PAT. Our subscriber base increased almost 18% from 7.9 to 9.3 million (8.1 million after prepaid registration), while our revenue grew 9% to RM7.0 billion (from RM6.4 billion in 2005). With the strong subscriber and revenue growth, we posted EBITDA[1] of RM3.8 billion and a margin of 54% (from RM3.5 billion and 55% in 2005 respectively). Our PAT[2] increased by 21% to exceed the RM2 billion mark for the first time, from RM1.7 billion in 2005.

Mobile Services

We strengthened our market position with improved coverage, new product offerings and more targeted marketing. We increased our subscriber market share from 40.3% in 2005 to 41.4% in 2006 against an extremely challenging competitive landscape. Our revenue share remained stable at 46%.

NOTES:

(1) 2006 actual EBITDA was RM3,761 million while normalised EBITDA was RM3,730 million. Normalisation of RM(31) million was for write-back of apparatus assignment licence fee accruals.

(2) 2006 actual PAT was RM2,043 million while normalised PAT was RM2,101 million. Normalisation of RM58 million comprises write-back of apparatus assignment licence fee accruals of RM(31) million, Aircel funding costs of RM80 million, and tax effect of RM9 million on normalised items.

We increased our network to 4,900 sites in end-2006 (from 4,100 in 2005) covering about 88% of the population. We have further expanded our 3G coverage beyond Klang Valley to all major town centres such as Johor Bahru, Kuantan, Kota Kinabalu and Penang Island. Maxis had 220,000 3G subscribers at end-2006, growing around three times over the previous year.

While voice and basic data remain our staple business, we are making significant inroads into mobile infotainment. We re-launched and transformed our Hotlink brand from merely a prepaid product to the de facto mobile infotainment brand for Malaysian youths and young professionals. In addition, to cater to different segment needs and preferences, we launched two new prepaid plans – Total Plan and Easy Plan.

Music remains our primary focus in the mobile infotainment arena. We launched a fully integrated digital music portal offering customers the choice of more than 100,000 songs (from 35,000 songs in 2005). Our Music Unlimited Portal, which has the highest downloads in the industry, makes us a key player in the music industry.

We reached a milestone with the launch of Maxis TV – a "First in Malaysia". Maxis TV also offers the largest content options with 20 channels. Within 3 months of launch, it attracted 38,000 subscribers. Also, we continued to enhance our music and games content by launching 24 new products.

Broadband Services

Malaysia presently has a household broadband penetration rate of only about 15% and the demand from "bandwidth hungry" consumers is rapidly increasing. The 9th Malaysia Plan that was unveiled in 2006 placed special emphasis on the growth of broadband services to spur economic growth and targets a household penetration rate of 75% by 2010.

To tap this significant growth opportunity, we were among the first in the world to launch wireless residential broadband services using HSDPA for desktop PCs in September 2006. This service runs on our existing 3G/HSDPA networks and is now available in the Klang Valley, Penang and soon in Johor Bahru.

Fixed Line and International Gateway

Fixed line services recorded revenue of RM171 million in 2006 compared to RM172 million in 2005, mainly due to a decline in the industry.

We also ventured into managed services with the launch of Maxis Internet Protocol (IP) data and voice services in October 2006. Maxis entered into a wholesale agreement with TM for last mile SDSL access to complete its IP services rollout to serve a wider group of customers. In addition, Maxis became the first VSAT operator to launch IP broadband services in June 2006. Such product innovation is a result of Maxis moving in tandem with the demands from the market for broadband connectivity.

International gateway continued to make steady progress, with revenue of RM261 million, an increase of 21% from the previous year on the back of higher usage, hubbing traffic and higher leased line revenue.

Enterprise Segment

Enterprise segment recorded an impressive performance as we secured several large contracts. This segment (consisting of both mobile and fixed services) recorded revenue of RM313 million increasing our share from 5.5% to 6.1%. We also made strong progress with broadband VSAT, which now ranks as the No. 1 retail broadband VSAT for petrol stations, with more than 800 sites nationwide. Maxis has also successfully migrated most of its existing customers from narrowband VSAT to broadband VSAT. Furthermore, the launch of Maxis Internet Protocol (IP) services saw Plaza Sentral, the transportation hub of Kuala Lumpur, wired up and ready for deployment. We were also awarded a Universal Service Provision (USP) contract worth RM120 million to provide basic telephony, internet facilities and hands-on training to bridge the digital divide.


3G
maxis3G




AIRCEL
222
is all
you need

First in India with pan-city WiMAX coverage.


Chennai WiMAX

INDIA

With the completion of Maxis' acquisition of Aircel in March 2006, we have firmly established ourselves in India, which is now the fastest growing mobile market in the world. As of end-2006, India's total mobile subscriber base stood at 142 million subscribers (approximately 7 times total current Malaysian industry size) with a penetration rate of 12.7%. This is expected to grow to approximately 340 million by 2010 (approximately 13 times the projected Malaysian industry size!).

Aircel ended the year with operations in 9 circles comprising 7 existing circles and 2 new circles of Bihar and Himachal Pradesh, which were only launched in end-2006. The 7 existing circles of Chennai, Tamil Nadu, North & East Assam, North East, Orissa, Kolkata, Jammu & Kashmir accounted for 4.5 million subscribers at year-end, which doubled from the previous year. Furthermore, our subscriber growth rate in India was the second highest among the 7 GSM operators in India. As a result, Aircel recorded a 51% increase in revenue, from RM591 million to RM895[1] million in 2006 while Profit After Tax (PAT) doubled from RM88 million to RM176[2] million.

These results were achieved through the successful implementation of initiatives to strengthen our mobile market leadership in Aircel's existing southern circles of Chennai and Tamil Nadu, and an aggressive growth strategy in the 5 circles in North India. While emphasising high network quality, our teams in India also doubled the BTS counts to 3,900 over the year to cover nearly 1,500 towns. To support our rapid expansion, we strengthened the management team and embarked on aggressive marketing of prepaid and postpaid products and services. Aircel continued to grow its distribution network in the circles of operation and launched several marketing initiatives and distributor loyalty programmes. In the North Indian circles of Assam, North East, Orissa, Kolkata, Jammu & Kashmir, we introduced low cost handset bundled offers to penetrate low income markets.

As a result, Aircel retained its market leadership in Tamil Nadu and Chennai circles with a 27% market share and firmly established itself in the 5 North Indian circles with a 9.3% market share (more than 6 times increase from 1.4% in 2005). The launch of operations in the 2 new circles of Bihar and Himachal Pradesh towards the end of the year takes the population covered by our network to over 350 million.

WiMAX was identified as a key technology area for Aircel and as a means for providing a cost effective option for broadband connectivity. Aircel is currently the pioneer in India to provide high speed enterprise connectivity for businesses through WiMAX. We launched fixed WiMAX in Chennai, becoming the first operator in India to have a pan-city WiMAX coverage.

Aircel also secured licences to start operations in the remaining 14 circles of India paving the way for it to become a pan-Indian operator covering the entire nation's population of 1.1 billion. Also, we are proud to announce that we have secured the National Long Distance and International Long Distance licences allowing us to participate directly in the estimated USD4 billion mobile market of India in the immediate future.

NOTES:

(1) Post acquisition revenue consolidated into the Maxis Group results was RM748 million.

(2) 2006 actual PAT was RM176 million while normalised PAT was RM109 million. Normalisation of RM(68) million comprises one-off contribution of RM(68) million in project consultancy services. Post acquisition actual and normalised PAT consolidated into the Maxis Group results was RM160 million and RM92 million respectively.







INDONESIA

The evolving regulatory environment in Indonesia posed significant challenges in 2006. We worked together with the authorities and were successful in obtaining legal certainty for our mobile licences and spectrum.

With the proliferation of tower construction sites, the local authorities especially in Jakarta, have become stricter in issuing site permits. To date, we have acquired almost 1,000 sites ready for installation. Our rollout efforts received official recognition from the telecommunications ministry with the receipt of ULO (certificate of worthiness) for Surabaya and Bandung. Following this, a friendly user launch was done in Bandung to gain advance market knowledge in preparation for a full launch.

In the meantime, changes in the Indonesian regulatory and competitive landscape necessitate the re-evaluation of our business model, marketing and rollout strategies as well as funding plan. With the revised business plan, we are evaluating various strategic options to ensure optimal returns and mitigate risks given the new industry landscape.

Indonesia is a significant market (226 million population) with a relatively low mobile penetration rate of 29% as of end-2006 and a large addressable market yet to be fully tapped. By the end of 2006, the Indonesian mobile market stood at 66 million subscribers (approximately 3 times the current Malaysian industry size) and is expected to grow to approximately 122 million by 2010 (approximately 4 times the projected Malaysian industry size). Also, the very high industry churn rate of about 9% (around 6 million subscribers) per month provides good opportunity for new players to switch users from incumbent operators.

OUTLOOK AND FUTURE STRATEGIES

The future offers tremendous growth opportunities as well as challenges in each of our operating landscapes. While it is expected that the Malaysian overall mobile market gradually approaches a penetration rate in excess of 80% in 2007, there are significant opportunities for Maxis in certain underserved market segments and regions. In addition, growth in the mobile infotainment and broadband areas will enable us to obtain a larger share of customer's overall infotainment and communications spend. The Indian market is expected to add more than 60 million subscribers in 2007 while the Indonesian market is expected to grow by more than 13 million subscribers.

Group **Chief Executive Officer's**

Review of Operations (Continued)

We are on track to build the Maxis Group as a leading regional communications player with the following key strategic thrusts:

- **Maximise Group revenue growth through our overseas operations and new organic investments in Malaysia**
  In India, we will continue to maintain our leadership position in Tamil Nadu and Chennai, and invest appropriately to improve service quality and increase coverage to more than 1,500 towns in these 2 circles. We will capitalise on the momentum gained so far in the new circles and put in the required efforts and resources to rollout "smartly". We plan to launch services in the remaining 14 circles over the next 1-2 years after taking into account the market potential and competition in each circle. By then, we will cover the whole of India.

  In Malaysia, we will continue to move up the value chain in mobile infotainment, while ramping up our 3G and broadband services. In Indonesia, we will step up efforts to rapidly build coverage in all core service areas in the most cost effective manner.

  To further strengthen our presence in the region, we will continue to explore new investment opportunities that meet our investment criteria.

- **Build brands based on innovation and service excellence as core values and key differentiator**
  Local market requirements will drive the brands in the respective international investments differently. In Malaysia, we will continue to strengthen the Hotlink brand to be synonymous with mobile infotainment and the Maxis brand as the epitome of communications and mobility. Meanwhile, Aircel will be transformed from a regional to a nationally admired brand. In Indonesia, we will build a brand that represents an innovative and lifestyle-driven value proposition appealing to our target segments.

  However, we will ensure that they are all held together by the common thread of our Maxis Group core values. Consistent and excellent customer experience and innovation across all customer touch points will continue to remain the hallmark of our corporate brand promise.

- **Become a "low" unit cost operator**
  Cost management will continue to be one of our focus areas as we strive to be a lean and light organisation. In Malaysia, more than 20 performance initiatives were identified with significant value creation; 10 of which utilised Six Sigma as the methodology for quality improvement, cost reduction and continuous process improvements. We also made the first foray to transform our networks into a Next Generation Network. Amongst others, it will lead to a much more cost-effective network.

  In addition, our enlarged regional footprint now provides us the opportunity to exploit significant group synergies, be it in terms of group procurement, shared services or knowledge sharing. Best practice implementations at the Malaysia operations will be leveraged by all group companies to derive structural cost reduction. A few projects have been identified for implementation this year while more are being planned for execution next year.


maxis3G
Connect







- **Develop group management and technical capabilities and talent pool**
  As we move towards becoming a leading regional operator, we will ensure that we have the right people, the right structures and the right organisational culture that will drive us to consistently deliver strong operating performances on a sustainable basis.

  The Maxis Academy will spearhead the crucial role as the centre of learning excellence, developing human capital to meet the needs of the evolving Group's requirements. Also, a revamped internal management development programme, Next Generation Manager ("NGM@MAXIS"), was launched in November 2006 for the Malaysia operations with the objective of bringing our employees to the next level of capabilities to reach their full potential. This will be implemented for our other countries in 2007.

- **Optimise balance sheet and cash management**
  Our strong balance sheet anchoring the strong Malaysia franchise has hitherto been one of our primary assets enabling us to generate strong free cash flows to reward our shareholders with healthy dividends, while balancing the need to reinvest cash for future growth. We will also appropriately leverage on our financial strength and credit reputation to reduce borrowing costs in the other countries.

CONCLUSION

2006 has been a defining year as we rapidly transition from a predominantly voice to mobile infotainment provider, from traditional mobile to broadband provider, and from a domestic to regional operator. It was a year full of challenges. It was also a period of dramatic change. In the end, we delivered on our promises of good results, good growth potential and good dividend – a rare combination for investors.

Ending the year 2006 on a positive note has given me as well as my team a tremendous sense of pride and humility. A sense of pride because as a team we delivered strong results and positioned ourselves well for significant future growth in all the three countries we operate. I am also greatly humbled by both the challenges we faced and the support given by the stakeholders.

First, I must thank the 13 million customers in all the 3 countries for choosing and supporting us. Our strong performance has made us more, not less, determined to serve our customers better.

I would like to extend my heartfelt thanks and gratitude to our employees who have served our customers, directly and indirectly, and who have been focused on making the Maxis Group an aspiration for all.

I would also like to thank the Board of Directors, governments, regulators, distributors, dealers, partners and vendors for their advice, direction and support and for being part of this rewarding journey in 2006.

Last but not least, my special thanks to our shareholders and investors who believe in us and our future.

We will remain agile. We will continuously strive to better our performance – better than before, better than the competition and better than expectations. With your continued guidance, support and confidence, I believe we will fully realise our vision of being a regional communications leader of choice.

Dato' Jamaludin bin Ibrahim
Group Chief Executive Officer

31 March 2007

Financial **Calendar**

10 May 2006	Book closure for determining the entitlement of the final dividend for the financial year ended 31 December 2005.
2[illegible] May 2006	Announcement of the unaudited consolidated results for the 1st quarter ended 31 March 2006.
2[illegible] May 2006	Book closure for determining the entitlement of the first interim dividend for the financial year ended 31 December 2006.
[illegible] June 2006	19th Annual General Meeting of the Company.
[illegible] June 2006	Date of payment for final gross dividend of 16.67 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2005.
[illegible] June 2006	First interim gross dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, was paid in respect of the financial year ended 31 December 2006.
[illegible] August 2006	Announcement of the unaudited consolidated results for the 2nd quarter and the six months ended 30 June 2006.
[illegible] August 2006	Book closure for determining the entitlement of the second interim dividend for the financial year ended 31 December 2006.
[illegible] September 2006	Second interim gross dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, was paid in respect of the financial year ended 31 December 2006.
[illegible] November 2006	Announcement of the unaudited consolidated results for the 3rd quarter and the nine months ended 30 September 2006.
[illegible] November 2006	Book closure for determining the entitlement of the third interim dividend for the financial year ended 31 December 2006.
[illegible] December 2006	Third interim gross dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, was paid in respect of the financial year ended 31 December 2006.
[illegible]7 February 2007	Announcement of the unaudited consolidated results for the 4th quarter and the financial year ended 31 December 2006. Announcement of the proposed final gross dividend of 30.14 sen per ordinary share, less Malaysian income tax at 27%, in respect of the financial year ended 31 December 2006.
[illegible] March 2007	Book closure for determining the entitlement of the fourth interim dividend for the financial year ended 31 December 2006.
[illegible]0 March 2007	Fourth interim gross dividend of 10.28 sen per ordinary share, less Malaysian income tax at 27%, was paid in respect of the financial year ended 31 December 2006.

Awards and Recognition **2006**



THE WALL STREET JOURNAL ASIA

ASIA'S 200 MOST ADMIRED COMPANIES 2006

No.1 Overall in Malaysia

FROST & SULLIVAN

Malaysia Telecom Awards 2006

Mobile Service Provider of the Year




ASIA'S
BEST
COMPANIES
2006
Maxis
Communications

ASIAN MOBILENEWS AWARDS 2006

Winner
Publisher's Choice
Hosted by
Charlton Media Group


MOBILENEWS
AWARDS 2006



CUSTOMER RELATIONSHIP MANAGEMENT & CONTACT CENTRE ASSOCIATION OF MALAYSIA (CCAM)

National Contact Centre Award 2006

Best In-House Contact Centre over 50 Seats
- Silver
Best Contact Centre Professional over 50 Seats
- Gold
Manager over 50 seats
- Silver
Tele-Marketeer over 50 Seats
- Bronze



THE ASIA HRD CONGRESS 2006 AWARD

Dato' Jamaludin Ibrahim
For outstanding contribution to the organisation in the field of Human Resource Development


KTAK

MINISTRY OF ENERGY, WATER & COMMUNICATIONS 2006 NATIONAL QUALITY AWARD (KTAK)

Grand Award to Maxis Centre Taman Tun Dr Ismail

NATIONAL ANNUAL CORPORATE REPORT AWARDS

Certificate of Merit
Maxis Communications Berhad




There's no one like
No.1
AIRCEL

AIRCEL. UNIDISPUTEDLY THE NO. 1 MOBILE OPERATOR

Voice and Data magazine ranks Aircel as the No. 1 operator in a Metro Circle, with the highest score of 90.7% in customer satisfaction

Milestones **2006**







Main broadcast sponsor for FIFA World Cup 2006





First to launch "Background Music"

MALAYSIA

January

- Maxis launched the FIRST in Malaysia "Push To Talk" service that enables mobile users to communicate with one or more parties, simply by pushing a button on their handsets.

February

- Maxis was the FIRST to launch 'Background Music' for mobile phones. This service allows personalised background music to be played during a conversation between mobile users.

March

- Maxis completed its USD1.08 billion acquisition of a 74% stake in Aircel Limited ("Aircel").

April

- Coverage of the Maxis 3G service was expanded to Johor Bahru, Johor.

May

- Maxis became the main broadcast sponsor in Malaysia for the FIFA World Cup 2006. Maxis provided an unprecedented World Cup experience to Malaysians by bringing for the FIRST time all 64 matches LIVE on TV and offering customers free daily World Cup result alerts.

June

- The Company's 19th Annual General Meeting was held in Kuala Lumpur on 1 June 2006.
- The Maxis Scholarship for Excellence was presented to 3 scholars – Ms Ananthi Ramiah, Mr Boo Kian Seng and En Abdul Aziz Abu Bakar.

July

- 'Ultimate Phone Backup' service was launched, enabling subscribers to back-up and restore their phonebook as well as SMS and MMS messages in our secure virtual safety box.
- Maxis launched the Industry Development Programme ("IDP"). An initial investment of over RM0.7 million was made on 3 research projects – 2 with Malaysian Multimedia University and another with University of Malaya.

August

- Hotlink brand was refreshed and repositioned as the defacto infotainment channel for youths and young professionals.
- 'Music Unlimited', a fully-integrated music portal, was launched offering more than 100,000 mobile tunes, making Maxis one of the leading music retailers in Malaysia.

September

- UniFun, the 1st one stop Mandarin WAP portal and website, was launched offering services ranging from news, and entertainment to music, games, blogs and jokes.
- Maxis became one of the first in the world to use HSDPA ("High Speed Downlink Packet Access"), a high-speed upgrade of the 3G network, for a large scale roll-out of residential broadband services.

October

- Hotlink introduced two new rate plans, Total Plan and Easy Plan to better serve customer needs and requirements.
- Maxis joined the Fixed-Mobile Convergence Alliance to steer towards realising its vision of convergence and seamless communications services between fixed and mobile networks.
- Maxis was voted "Malaysia's Most Admired Company" in a survey by Wall Street Journal Asia.




Wireless
Broadband
wherever u go.

One of the first in the world to provide residential HSDPA broadband services

Milestones **2006**

(Continued)

November

- 3G service coverage was expanded to Kuantan, Pahang and the entire Penang island.

- Residential broadband service was launched in selected areas in Penang.

- We launched "Maxis TV", a mobile TV service that now offers more than 30 TV channels ranging from news and entertainment to sports and radio. Maxis was also the FIRST to introduce an electronic programming guide and channel switching capability, Easy Switch.

- Maxis partnered with CIMB Bank, Maybank and RHB Bank to offer prepaid registration to customers via the respective banks' internet banking portal.

- Maxis' Network Engineering and Operations and Information Services divisions moved to their new offices at Plaza Sentral, Kuala Lumpur.

December

- The mandatory prepaid registration exercise was completed with the Company achieving a total of 84% registered subscribers.

- The Six Sigma programme was launched company-wide for quality enhancements, cost reduction and continuous improvements.





Maxis 3G service was expanded to Kuantan and the entire Penang Island

INDIA



Aircel crosses half-million subcriber mark in North East

October

- Aircel became the FIRST cellular operator in Tamil Nadu to cross the 3 million subscriber mark.

- Aircel Business Solutions became the first operator in India and one of 5 global operators to launch WiMAX technology in Chennai.

- Chennai operations moved into its new and bigger office at the Poonamalle High Road as part of its plan to provide better service to customers.

- North East region crossed the half-million subscriber mark in its first year of operations.

November

- Club Grand, a FIRST of its kind loyalty programme in India, was launched. It offers retailers personal accident coverage, medi-claim and theft insurance in addition to a host of performance-based incentives.


GRAND

Club Grand, a FIRST of its kind loyalty programme in India

December

- Aircel received 14 new Unified Access Service Licences from the Department of Telecommunications ("DoT"), Republic of India and can now operate in all 23 telecom circles in the country.
- Chennai operations surpassed the 1 million subscriber mark.
- Aircel obtained approval from DoT, to provide International Long Distance and National Long Distance telephony services.
- GSM cellular services were rolled-out in Himachal Pradesh and Bihar circles.

INDONESIA

January

- NTS signed multi-year contracts with Ericsson, Huawei and LogicaCMG for deployment of the company's 3G and 2G GSM network.

November

- NTS made its first voice and video call on Maxis 3G network.

December

- The company completed its 2G/3G inter-connection trial to all 2G/3G operators in Indonesia (Telkom, Telkomsel, Indosat, XL and HCPT).
- NTS obtained the Operational Feasibility Test known as "Uji Layak Operasi" ("ULO") certification for Surabaya and Bandung.
- NTS successfully obtained legal certainty for its mobile licences and spectrum.




3G

Deployment of 3G and 2G GSM network in Indonesia

Five-Year **Financial Highlights**

	2006 RM'm	2005 (1) RM'm	2004 (1) RM'm	2003 (1) RM'm	2002 (1) RM'm
GROUP FINANCIAL INDICATORS					
Revenue	**7,706.7**	6,370.8	5,689.0	4,680.1	3,768.7
Profit from operations	**2,836.5**	2,426.6	2,315.7	1,387.9	1,371.5
EBITDA(2)	**3,852.0**	3,489.3	3,215.6	2,404.4	1,882.9
EBITDA margin	**50.0%**	54.8%	56.5%	51.4%	50.0%
Profit before tax	**2,790.1**	2,450.8	2,337.8	1,274.5	1,280.8
Profit for the financial year	**2,007.1**	1,613.8	1,597.1	1,841.4(3)	949.7
Profit attributable to shareholders	**2,103.9**	1,648.5	1,597.5	1,841.4(3)	949.7
Total shareholders' equity	**7,167.1**	6,053.0	5,371.3	4,550.9	3,047.6
Total assets	**15,420.7**	10,159.5	8,672.1	7,948.5	6,299.9
Total borrowings (interest bearing)	**3,814.8**	896.6	1,125.9	1,265.4	1,135.3
GROWTH RATES OVER PREVIOUS YEARS					
Revenue	**21.0%**	12.0%	21.6%	24.2%	24.3%
Profit from operations	**16.9%**	4.8%	66.8%	1.2%	62.2%
EBITDA(2)	**10.4%**	8.5%	33.7%	27.7%	33.3%
Profit before tax	**13.8%**	4.8%	83.4%	(0.5%)	64.7%
Profit for the financial year	**24.4%**	1.0%	(13.3%)	93.9%	58.0%
Profit attributable to shareholders	**27.6%**	3.2%	(13.2%)	93.9%	58.0%
Total shareholders' equity	**18.4%**	12.7%	18.0%	49.3%	116.1%
Total assets	**51.8%**	17.2%	9.1%	26.2%	37.1%
Total borrowings (interest bearing)	**325.5%**	(20.4%)	(11.0%)	11.5%	43.8%
FINANCIAL RATIOS					
Return on Invested Capital (%)(4)	**32.9**	40.0	35.7	52.5	53.2
Return on Average Equity (%)(5)	**31.8**	28.9	32.2	48.5	42.6
Return on Average Assets (%)(6)	**16.8**	17.6	19.8	26.4	18.6
Interest cover ratio(7)	**14.0**	38.5	37.2	23.2	15.1
Gearing ratio(8)	**0.5**	0.1	0.2	0.3	0.4
Dividend per share (gross) (RM)(9)	**0.72**	0.58	0.46	0.24	0.19
Earnings per share (sen)					
- basic(10)	**83.92**	66.29	64.83	75.07	42.42
- fully diluted(10)	**83.50**	65.79	64.22	74.64	42.34
Net assets per share (RM)(11)	**2.84**	2.42	2.17	1.85	1.24

NOTES:

(1) 2005 comparative figures have been restated due to changes in accounting policies, as disclosed in Notes 2, 3 & 37 to the financial statements. No restatement of comparative figures for 2002 to 2004 have been made as the financial effects due to changes in accounting policies were immaterial.

(2) EBITDA is defined as profit before finance income, finance cost, taxation, depreciation, amortisation, impairment loss on property, plant and equipment and significant non-recurring items.

(3) Profit attributable to shareholders for 2003 of RM1,841.4 million includes the effects of the deferred tax assets and reversal of deferred tax liability amounting to RM960 million and a one-time cost relating to Malaysian Mobile's network assets write-off and costs relating to the integration of Malaysian Mobile of RM145 million and RM87 million respectively. Excluding these items, the adjusted profit was RM1,113 million.

(4) Return on invested capital is defined as the profit for the financial year (adjusted for finance income/costs, net of tax) divided by the average opening and closing invested capital for the period. Invested capital is defined as total equity and borrowings (interest bearing) less cash and cash equivalents.

(5) Return on average equity is defined as profit attributable to shareholders divided by the average of the opening and closing shareholders' equity for the period.

(6) Return on average assets is defined as the profit for the financial year (adjusted for finance costs, net of tax) divided by the average opening and closing total assets for the period.

(7) Interest cover ratio is defined as profit from operations divided by finance costs.

(8) Gearing ratio is defined as total long term and short term borrowings (interest bearing) divided by shareholders' equity.

(9) Dividend per share (gross) consists of interim and final dividends declared and proposed in respect of the designated financial years.

(10) In 2003, the earnings per share includes the effects that impacted profit attributable to shareholders as stated in Note 3.

(11) Net assets per share attributable to shareholders = Shareholders' equity / Number of issued and paid up ordinary shares.

Five-Year **Financial Highlights**

Group Revenue


(RM'm)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,769
4,680
5,689
6,371
7,707
02
03
04
05
06

Group EBITDA and EBITDA margin


(RM'm)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
50.0%
51.4%
56.5%
54.8%
50.0%
1,883
2,404
3,216
3,489
3,852
02
03
04
05
06

Group Profit Attributable To Shareholders


(RM'm)
3,000
2,500
2,000
1,500
1,000
500
0
950
1,113
1,841(1)
1,598
1,649
2,104
02
03
04
05
06

Shareholders' Equity


(RM'm)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,048
4,551
5,371
6,053
7,167
02
03
04
05
06

Group Total Assets


(RM'm)
18,000
15,000
12,000
9,000
6,000
3,000
0
6,300
7,949
8,672
10,160
15,421
02
03
04
05
06

Basic Earnings Per Share


(Sen)
90
80
70
60
50
40
30
20
10
0
42.4
45.4
75.1(2)
64.8
66.3
83.9
02
03
04
05
06

NOTES:

(1) Profit attributable to shareholders for 2003 of RM1,841.4 million includes the effects of the deferred tax assets and reversal of deferred tax liability amounting to RM960 million and a one-time cost relating to Malaysian Mobile's network assets write-off and costs relating to the integration of Malaysian Mobile of RM145 million and RM87 million respectively. Excluding these items, the adjusted profit was RM1,113 million.

(2) In 2003, the earnings per share includes the effects that impacted profit attributable to shareholders as stated in Note 1 above.

Five-Year Operating **Performance Indicators**

	2003	2005	2004	2003	2002
MOBILE PERFORMANCE INDICATORS					
Malaysia Operations					
Net mobile subscribers ('000)					
- Postpaid	**1,623**	1,419	1,261	1,210	1,100
- Prepaid	**6,440**[(1)]	6,439	4,759	3,254	1,998
- Total	**8,063**[(1)]	7,858	6,020	4,464	3,098
Monthly ARPU (RM)					
- Postpaid	**135**	143	161	167	165
- Prepaid	**46**[(1)]	54	61	64	67
- Blended	**61**	71	85	96	104
Total average monthly MOU per subscriber (minutes)					
- Postpaid	**477**	459	446	436	405
- Prepaid	**92**	114	138	160	177
- Blended	**158**	180	210	245	264
Average monthly incoming MOU per subscriber (minutes)					
- Postpaid	**176**	185	184	180	161
- Prepaid	**37**	54	77	98	112
- Blended	**61**	79	102	123	131
Average monthly outgoing MOU per subscriber (minutes)					
- Postpaid	**301**	274	261	257	244
- Prepaid	**55**	60	61	62	65
- Blended	**97**	101	108	122	133
Average monthly churn rate (%)	**5.8**[(1)]	3.3	2.2	2.1	1.6
India Operations#					
Net mobile subscribers ('000)					
- Postpaid	**559**	NA	NA	NA	NA
- Prepaid	**3,954**	NA	NA	NA	NA
- Total	**4,513**	NA	NA	NA	NA
Monthly ARPU (RM)					
- Postpaid	**54**	NA	NA	NA	NA
- Prepaid	**25**	NA	NA	NA	NA

Represents India Operations acquired effective 21 March 2006.

NOTE:

(1) Excluding the effect of termination of unregistered prepaid subscribers, the prepaid subscriber base and total subscriber base would have been 7,673,000 and 9,296,000 respectively. The prepaid monthly ARPU and the average monthly churn rate would have been RM45 and 4.2% respectively.

Five-Year Operating **Performance Indicators**

	2006	2005	2004	2003	2002
FIXED LINE PERFORMANCE INDICATORS - MALAYSIA					
Average revenue per line (RM)					
- Business (POTS[1])	**112**	142	143	140	172
- Residential (POTS[1])	**67**	75	82	86	88
Number of POTS[1] lines	**32,713**	32,674	34,778	35,433	35,165
Leased lines (64kps multiples)[2]	**13,837**	9,078	6,286	4,076	2,712
VSAT terminals	**1,104**	1,044	1,198	784	565
Lease lines access (64kps multiples)	**1,816**	542	528	358	462
INTERNATIONAL GATEWAY PERFORMANCE INDICATORS - MALAYSIA					
- Incoming minutes ('000)	**717,269**	635,541	509,303	368,159	254,388
- Outgoing minutes ('000)	**575,947**	397,744	367,722	337,517	168,224
- Total	**1,293,216**	1,033,285	877,025	705,676	422,612
CAPITAL EXPENDITURE - GROUP					
Total capital expenditure (RM'm)					
- Mobile					
• Additions during the year	**2,964.3**	1,066.7	968.3	855.2	844.5
• Acquisition of subsidiaries[3]	**3,583.9**	311.1	-	1,729.3	-
• Total	**6,548.2**	1,377.8	968.3	2,584.5	844.5
- Fixed	**61.9**	84.1	101.4	93.7	87.2
- International gateway	**8.4**	8.1	1.4	17.3	32.8
- Others	**1.4**	1.7	10.4	6.0	0.5
- Total	**6,619.9**	1,471.7	1,081.5	2,701.5	965.0

NOTES:

(1) Plain old telephone service (POTS) refers to the standard telephone network.

(2) Leased lines comprise domestic and international leased lines.

(3) Acquisition of subsidiaries represent the fair value of acquired property, plant & equipment and intangible assets (includes goodwill on acquisition).

Quarterly **Performance**

	2006				
In RM Million	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year 2006
FINANCIAL PERFORMANCE					
Revenue	1,727	1,889	1,974	2,117	7,707
Profit before tax	707	619	642	822	2,790
Profit for the financial year	490	419	467	631	2,007
Profit attributable to shareholders	510	450	502	642	2,104
Earnings per share - basic (sen)	20.4	18.0	20.0	25.5	83.9
Dividend per share (gross) (sen)[1]	10.42	10.42	10.42	40.42	71.68

	2005[2]				
In RM Million	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year 2005
FINANCIAL PERFORMANCE					
Revenue	1,585	1,523	1,581	1,682	6,371
Profit before tax	658	595	603	595	2,451
Profit for the financial year	436	393	396	389	1,614
Profit attributable to shareholders	436	395	393	425	1,649
Earnings per share - basic (sen)	17.6	15.9	15.8	17.0	66.3
Dividend per share (gross) (sen)[1]	10.42	10.42	10.42	27.09	58.35

NOTES:

(1) Dividend per share (gross) consists of interim and final dividends declared and proposed in respect of the designated financial periods.

(2) 2005 comparative figures have been restated due to changes in accounting policies, as disclosed in Notes 2, 3 and 37 to the financial statements.

Share **Performance**



Maxis Share Price in RM (30 Mar 06 - 30 Mar 07)
Share Price (RM)
13
12
11
10
9
8
7
6
Mar-06
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan-07
Feb
Mar

Maxis 52-week Highest and Lowest Closing Price

	(RM)
High Price	12.30
Low Price	8.50



Maxis Share Trading Volume (30 Mar 06 - 30 Mar 07)
Daily Volume ('000)
12,000
10,000
8,000
6,000
4,000
2,000
0
Mar-06
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan-07
Feb
Mar



Maxis Performance relative to the KLCI (30 Mar 06 - 30 Mar 07)
1.45
1.40
1.35
1.25
1.20
1.15
1.10
1.00
0.95
0.90
Mar-06
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan-07
Feb
Mar
Maxis Share Price Performance
KLCI Performance

Source: Bloomberg

Simplified **Balance Sheets**

Total Assets



2006
16.0%
1.7%
2.6%
7.1%
42.0%
30.6%
2005
34.2%
2.3%
44.6%
0.6%
5.9%
12.4%
Property, plant and equipment
Intangible assets
Receivables, deposits and prepayments
Inventories
Cash and cash equivalents
Other assets

Total Equity and Liabilities



2006
1.3%
1.6%
1.6%
22.6%
23.5%
3.3%
23.7%
21.3%
1.1%
2005
1.9%
0.8%
2.5%
22.7%
34.5%
4.7%
7.9%
2.4%
22.6%
Share capital
Share premium
Other reserves
Minority interests
Borrowings
Deferred tax liabilities
Payables and accruals
Taxation
Other liabilities

Segment Operating Revenue

for the year ended 31 December 2006

By Business Segments

- ☐ Mobile services
- ☐ Fixed services
- ■ International gateway services


2.2%
3.4%
94.4%

By Country of Operation

- ☐ Malaysia
- ■ India


9.7%
90.3%

Segment Results [1]

for the year ended 31 December 2006

By Business Segments

- ☐ Mobile services
- ☐ Fixed services
- ■ International gateway services
- ☐ Other operations


-0.9%
-1.1%
1.7%
100.3%

By Country of Operation

- ☐ Malaysia
- ■ India
- ☐ Indonesia


-6.3%
6.5%
99.8%

Segment Assets [2]

as at 31 December 2006

By Business Segments

- ☐ Mobile services
- ☐ Fixed services
- ■ International gateway services
- ☐ Other operations


1.7%
2.4%
4.4%
91.5%

By Country of Operation

- ☐ Malaysia
- ■ India
- ☐ Indonesia


40.2%
6.2%
53.6%

NOTES:

(1) Segment results represent profit before interest and taxation.

(2) Segment assets represent those operating assets that are employed in its operating activities.

Organisation and **Human Capital Development**

We made key organisational structure changes to improve Group oversight and fully tap the potential of our respective country operations, each with its own distinctive business, cultural and operating environment and different stages of maturity. Additionally, for Malaysia, we accelerated efforts in building an organisation that talents would aspire to be a part of.

MALAYSIA

Forging a culture of excellence

Maxis has established a reputation for service excellence that we have to sustain to deliver our value proposition. To ensure continuous permeation of this culture across all aspects of our business, we intensified our Change Programme initiatives to facilitate mindset and behavioural changes to realise our long term vision and targets.

We embarked on an internal brand alignment exercise to inspire and engage staff towards "Living Our Brand Inside Out" with passion, teamwork and attention to detail as the key pillars of success. The programme known internally as "We Do It Better" encourages employees to enhance performance – better than before, better than the competition and better than expectations – to deliver service excellence across all customer touch points.

Special emphasis was placed on communication and engagement of our more than 3,000 staff. To reinforce their sense of shared purpose and belonging, we conducted quarterly performance results communication sessions with all managers to help them better understand the company's performance against the competitive landscape, recognise key levers of success and identify areas for improvement. A bi-monthly staff newsletter, MaxisNews, was also launched to educate and update staff on key developments in the company. Based on the latest dipstick survey, the 'engagement' factor, which shows how employees think, feel and act for the company, has increased to 76% from 73% a year ago. In addition, we revamped our performance appraisal system 'MyMaxis Commitment' to incorporate performance indicators on behavioural and mindset changes.

Towards a High Performance Organisation

We continue to make significant investments in human capital development across all levels and functions. For 2006, we achieved a 75% increase in the number of average training hours per employee, which translates to 56 hours compared to 32 hours in 2005, whilst reducing training cost per employee by 32%. This was possible with Maxis Academy's (our in-house training centre) improved training curriculum and increased employee participation in e-learning programmes. The flexibility provided by the e-learning programmes resulted in increased uptake. In 2006, e-learning accounted for 20% of total training hours against 16% in 2005.

To improve the personal effectiveness and leadership skills of our managers and supervisors, we conducted The 7 Habits of Highly Effective People programme, which was attended by more than 600 participants including senior management. We also revamped our management development programme NGM@Maxis (Next Generation Manager), which aims to develop the leadership qualities and managerial capabilities of current and potential Maxis leaders to meet our business needs. A total of 96 participants attended this programme in 2006, with the others, including selected Aircel and NTS management scheduled to attend it in 2007. We have further enhanced our learning environment with the impending move of the Maxis Academy to a new and more conducive facility at Plaza Sentral, Kuala Lumpur in Q3 2007.

To attract and develop fresh young talent from leading universities, we enhanced our 1-year Maxis Graduate Trainee Programme, which has 31 alumni members and 14 trainees. Upon graduation, trainees are assigned permanent positions that are aligned to their aptitude and aspirations, and the business needs of the company.

Organisation and **Human Capital Development**

Maxis continued its commitment to nurturing its talent pool for future leadership positions with the newly enhanced Leadership Development Engine (LDE), a programme focusing on talent management and succession planning. We now have a pool of around 150 LDE members groomed for accelerated career progression. The LDE has also been extended to Aircel and NTS to create a regional talent pool for the Group.

The quest for continuous improvements saw Maxis adopting the Six Sigma methodology for process improvements based on the 'Voice of Customers'. In 2006, more than 20 high value improvement projects were initiated, 10 of which were Six Sigma projects. Certified Six Sigma specialists were recruited to establish the Six Sigma Office that oversees project identification, training, certification and consultancy. As at the end of 2006, we had 4 certified Six Sigma Black Belts, 7 Green Belts and 3 Blue Belts. In addition, more than 1,000 employees attended the Six Sigma awareness programme.

INDIA

We focused on unifying and aligning our operations in South and North India. This paved the way for uniform thought processes and common initiatives amongst Aircel's 2,000 employees. The appointment of functional group heads served as a catalyst for synergistic actions to be taken across the company. We started consolidating policies for seamless operations such as the adoption of a common Code of Business Conduct (based on the Maxis model) and a common Annual Operating Plan. In 2006, we increased our staff strength by 23%, primarily to strengthen the operational teams for rapid rollout and market launch in the North and North-East circles.

Training and development emphasised on enhancing quality in every aspect of our business. In 2006, the average training hours per staff was 24 hours. A total of 15 senior managers attended Management Development Programmes conducted by the top business schools in India and overseas. These programmes are geared towards revolutionising the way executives think, lead and manage the company's performance. Every quarter, we also conduct leadership and management training, and in 2006, more than 80 senior and middle management staff attended external training courses.

INDONESIA

As a greenfield operation, we focused on staff recruitment and development to build bench-strength and lay the foundation for network rollout and service launch.

Key personnel underwent cross-learning programmes at Maxis to familiarise themselves with the Group's practices. Staff attended technical courses conducted by our vendors. As a new company, we expended resources in establishing a common goal amongst all employees – that of rapid network rollout and service launch – through various in-house training and team building programmes.

To align operations to the Group, NTS adopted the Maxis Code of Business Conduct and modelled its career development programme on the Maxis Leadership Development Engine.

As we move forward as a Group, we will leverage on synergies across our various operations to benefit from the Maxis' experience and sharing of best practices for recruitment, performance management, training and employee engagement. We will place special emphasis on talent management and succession planning by identifying and nurturing quality staff at all levels. We have initiated the process of cross-company secondments to leverage on specific skill sets available within the Group. We believe that this will also facilitate the building of a common culture across the Group.

Corporate Social **Responsibility**

With Maxis expanding its operations to become a regional player, we are mindful that our corporate citizenship role in the countries we operate will evolve, commensurate with our organisational development and business success in these places. We will build upon the initiatives implemented in Malaysia since 2002 under our "Maxis Bridging Communities" to leverage on technology and our organisational capabilities to narrow the knowledge gaps seen amongst the less fortunate in our communities.



The Prime Minister at our Outreach Programme

It is a known fact that knowledge access put to good use improves lives. Our focus area is to link youth with education through technology. We are seen as a technology company but we believe that is not special – life is. Our approach is to demonstrate the pursuit of excellence – inspiring the young to live a culture of continuous learning with ICT (information and communications technology) enablers that will become more and more a part of their future.

Our flagship programme in Malaysia, in partnership with the Ministry of Energy, Water and Communications, is the KTAK-Maxis Cyberkids Camp, where primary school teachers and children in rural areas are equipped with ICT and leadership skills. These seven-day sessions in residence not only enable participants to gain more confidence in the use of computers and other communications technologies, but also help them communicate their learnings when they go back to their respective schools.

The "camp" environment adds to the "learning is fun" atmosphere, and promotes improvements in social skills amongst the children and through follow-up programmes such as the CyberlinQ competition, which involves a competition amongst all Cybercamp participants across the country, promotes national integration. In 2006, we spent RM6 million and organised 20 camps for more than 2,100 participants, bringing the total since inception to more than 6,200 from almost 1,100 schools.

Another follow-up initiative was the setting up of the Maxis Cyberkids Club, whose membership is not just restricted to Cyberkids camp participants but is open to all students. Here, knowledge is accessed and shared on-line through the portals *www.maxis.communities.com.my* and *Learn@Maxis*. At the end of 2006, the Club has a membership of over 40,000 from 2,370 schools, demonstrating the knock-on impact of our Cyberkids camp programmes.

Supplementing the above efforts are our state of the art computer training centres, Maxis Cyberlabs, now in 7 rural towns. They provide the catalyst for our outreach programme to remote communities nearby to enable the people here to access these facilities to take part in the knowledge economy. In some places, Cyberlabs are sited near to community libraries, other sources of knowledge.

In 2006, we started another important CSR effort, this time to honour exceptional talents in our desire to create "Towering Leaders" for our future. Under this programme, we awarded three Maxis Scholarships for Excellence for post-graduate studies at premier world class universities overseas. Our unique selection criteria coupled with the freedom of candidates from being bonded to the company upon completion of their studies demonstrate our commitment to support youths to pursue their dreams in building a better community and society, in areas that strongly motivate them. This is in line with our own internal drive to promote continuous learning, spearheaded by our training centre, the Maxis Academy.

Other efforts in community development in Malaysia include the Maxis Developer Programme (monetary support for local content developers), research grants to local universities, voluntary work through our staff, and fund raising for the orang asli community and welfare homes. In addition, under the Government's Universal Service Provision (USP) to help improve rural telecommunications, our contribution last year was RM306.6 million, bringing our total contribution to date to more than RM1.01 billion.

Our CSR activities are still at an infancy stage in our Indian and Indonesian operations, both huge countries in terms of geography and population spread. In India, the highlight was Aircel's public road safety campaign and activities for the underprivileged and handicapped. Aircel also rallied to support earthquake relief activities in the aftermath of the Kashmir earthquake of November 2006. Meanwhile, in Indonesia, our subsidiary NTS contributed to natural disaster relief initiatives for victims of the Yogjakarta earthquake in June 2006.

Whilst future CSR efforts will very much remain country oriented, we envisage that common threads will be evident across all the countries where we operate. The profile we project will be in line with our vision to be a regional communications leader of choice. This means we will be seen to be a Group that engages effectively with its country stakeholders, not just in helping the industry move forward with our business contributions but to reach out to our less fortunate community stakeholders with programmes that differentiate us.


NATIONAL PRESS
2006











Audit Committee **Report**

The Board of Maxis is pleased to present the Report on the Audit Committee ("Committee") for the financial year ended 31 December 2006.

MEMBERS AND MEETINGS

The Committee members and details of attendance of each member at committee meetings during 2006 are set out below:-

Name	Status	Independent	Meetings Attended
Robert William Boyle, Chairman of the Committee (Appointed as Chairman on 23 August 2006)	Non-Executive Director	Yes	2 out of 2 meetings
Tan Sri Dato' Seri Syed Anwar Jamalullail (Redesignated as Member on 23 August 2006)	Non-Executive Director	Yes	5 out of 5 meetings
Lord Killearn (Resigned on 23 August 2006)	Non-Executive Director	Yes	2 out of 3 meetings
Augustus Ralph Marshall	Non-Executive Director	No	5 out of 5 meetings

During the financial year, the Committee conducted five (5) meetings on 21 February 2006, 23 May 2006, 21 August 2006, 10 November 2006 and 21 November 2006. The Group's internal and external auditors and certain members of senior management attended all the meetings during the financial year. The Committee either, individually or collectively as a group met with the internal and external auditors in separate private sessions on five (5) different occasions during the financial year. These separate private sessions were held without the presence of management.

Minutes of meetings of the Committee were circulated to all members of the Board and significant issues were discussed at Board meetings.

Details of the Committee members' profiles are contained in the "Board of Directors" section set out on pages 5 to 9 of this Annual Report.

SUMMARY OF ACTIVITIES OF THE COMMITTEE

The Committee carried out the following activities in discharging their duties and responsibilities. The Chairman of the Committee reports regularly to the Board on its activities under its responsibility as set out in the terms of reference.

Risks and Controls

- Reviewed the risk profile of the Group prepared by the Enterprise Risk Management department;
- Reviewed the progress of the risk management function in its on-going identification and monitoring of key risks, and the controls implemented by the respective departments in managing these risks;
- Evaluated the overall adequacy and effectiveness of the system of internal control through a review of the results of work performed by internal and external auditors and discussions with key senior management; and
- Reviewed reports prepared by the subsidiaries' Committee Chairman.

Financial Results

- Reviewed with the appropriate officers of the Group the quarterly financial results and annual audited financial statements of the Group including the announcements pertaining thereto, before recommending to the Board for their approval and the release of the Group's results to Bursa Securities focusing on the matters set out in Section 4 of the Terms of Reference, "Responsibilities and Duties of the Committee" under the heading "Financial Reporting" and the following areas, where relevant:-
  - Listing Requirements of Bursa Securities;
  - Provisions of the Companies Act, 1965 and other legal and regulatory requirements; and
  - MASB approved accounting standards.

External Audit

- Reviewed with the external auditors, their terms of engagement, proposed audit remuneration and audit plan for the financial year that ended on 31 December 2006 to ensure that their scope of work adequately covers the activities of the Group;
- Reviewed the results and issues arising from their audit of the year end financial statements and the resolution of issues highlighted in their report to the Committee;
- Reviewed their independence, objectivity and cost effectiveness before recommending to the Board their re-appointment and remuneration; and
- Reviewed their compliance with the Maxis external audit independence policy.

Internal Audit

- Reviewed with the internal auditors, their audit plan for the financial year that ended on 31 December 2006 ensuring that principal risk areas and key processes (identified by the Enterprise Risk Management department and Internal Audit department) are adequately identified and covered in the plan;
- Reviewed the recommendations by the Internal Audit department, representations made and corrective actions taken by management in addressing and resolving issues, as well as, ensuring that all issues are adequately addressed on a timely basis;
- Reviewed the results of ad-hoc investigations performed by the Internal Audit department and the actions taken relating to those investigations;
- Reviewed the adequacy of resources and the competencies of staff within the Internal Audit department to execute the plan, as well as, the audit programmes used in the execution of the internal auditors' work and the results of their work;
- Reviewed the performance of Internal Audit department staff;
- Reviewed the results of the internal assessment performed on the Internal Audit department; and
- Reviewed the adequacy of the terms of reference of the Internal Audit department.

Related Party Transactions

- Reviewed related party transactions for compliance with the Listing Requirements of Bursa Securities and Group's policies and procedures as well as the appropriateness of such transactions before recommending them to the Board for its approval; and
- Reviewed the procedures for securing the shareholders' mandate for Recurrent Related Party Transactions.

Employee Share Option Scheme

- Verified the allocation of options pursuant to the criteria disclosed to the employees of the Group and established pursuant to the Employee Share Option Scheme for the financial year that ended on 31 December 2006.

Others

- Reviewed with management, the quarterly reports on new laws and regulations, material litigation, revenue assurance and Enterprise Risk Management;
- Reviewed and recommended the proposed dividends to the Board every quarter;
- Reviewed the employee Code of Business Practice;
- Reviewed the Report on the Audit Committee, Statement of Internal Control and the Statement of Corporate Governance prior to the inclusion in the Company's Annual Report;
- Reviewed the adequacy of the terms of reference of the Committee and recommended changes to the Board for approval; and
- Conducted a self-assessment to monitor the Committee's overall effectiveness in meeting its responsibilities and reported the results and the improvements to procedures to the Board.

INTERNAL AUDIT FUNCTION

The Group has an independent internal audit function, whose primary responsibility is to undertake regular and systematic reviews of the system of internal controls so as to provide reasonable assurance that the system continues to operate satisfactorily and effectively within the Group. The internal audit function adopts a risk-based audit methodology, which is aligned with the risks of the Group to ensure that relevant controls addressing those risks are reviewed on a rotational basis.

The activities carried out by the Internal Audit department include among others, the review of the adequacy and effectiveness of risk management, system of internal controls for effectiveness and efficiency, compliance with established rules, guidelines, laws and regulations, reliability and integrity of information and means of safeguarding assets.

The Head of Internal Audit department is responsible for enhancing the quality assurance and improvement programme of the internal audit function. In order to achieve this, the monitoring of its effectiveness is done through internal self assessment tools and independent external assessment. The results will then be communicated to the Committee. The Head of Internal Audit department reports directly to the Chairman of the Committee.

TERMS OF REFERENCE OF THE COMMITTEE

The Committee is governed by the following terms of reference:-

1 Function of the Committee

The Committee is a committee of the Board with the function of assisting the Board in fulfilling its overseeing responsibilities. The Committee will review the Group's financial reporting process, the system of internal control and management of enterprise risk, the audit process and the Group's process for monitoring compliance with laws and regulations and its own code of business conduct, as well as such other matters, which may be specifically delegated to the Committee by the Board.

2 Composition of the Committee

The Committee shall consist of at least three (3) Board members, a majority of whom shall be independent non-executive Directors. Alternate directors will not be appointed to the Committee. A quorum of the Committee shall be two (2) members, a majority of whom must be independent Directors.

The Chairman shall be an independent non-executive Director elected by the members of the Committee. The Chairman will, in consultation with the other members of the Committee, the Group's external auditors and the appropriate officers of the Group, be responsible for calling meetings of the Committee, establishing agenda and supervising the conduct thereof. The Board will review the composition of the Committee, as well as the term of office and performance of the members of the Committee at least once every three (3) years to determine whether such Committee and members have carried out their duties in accordance with their terms of reference.

At least one member of the Committee shall fulfill any one of the following qualifications:-

- Be a member of the Malaysian Institute of Accountants; or
- Have at least three (3) years working experience and:-
  - (i) have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act, 1967; or
  - (ii) be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act, 1967; or
- Have a degree/masters/doctorate in accounting or finance and at least three (3) years post qualification experience in accounting or finance; or
- Have at least seven (7) years experience of being a chief financial officer of a corporation or have the function of being primarily responsible for the management of the financial affairs of a corporation.

Such member shall also fulfill any other additional requirements, which Bursa Securities may from time to time prescribe. In the event of any vacancy in the Committee resulting in non-compliance to Committee composition, the Company must fill the vacancy within three (3) months.

3 Meetings of the Committee

The Committee shall meet at least four (4) times during each financial year and may regulate its own procedure in lieu of convening a formal meeting by means of video or teleconference. In addition to its four (4) meetings each financial year, the Committee may take action by way of circular resolutions. Due notice of the issues to be discussed must be given to the Committee and the conclusions of such discussions must be recorded.

The Committee may request to meet other Board members, any officer or employee of the Group, external legal counsel, internal or external auditors and consultants and if necessary, in separate private sessions. The Committee shall meet with the external and internal auditors in separate private sessions at least once in each financial year without executive members present. The Chairman of the Committee shall provide to the Board a report of the Committee meetings.

4 Consultants

The Committee may retain, at such times and on such terms as the Committee determines in its sole discretion and at the Company's expense, special legal, accounting, or other consultants to advise and assist it in complying with its responsibilities.

5 Training

The Committee shall be provided with appropriate and timely training, both in the form of an induction programme for new members and an ongoing basis for all members.

6 Secretary of the Committee

The Company Secretary shall be the secretary of the Committee. The Secretary shall ensure that the Committee receives information and papers in a timely manner to enable full and proper consideration to be given to issues; record, prepare and circulate the minutes of the Committee meetings promptly to all members of the Board; and ensure that the minutes are properly kept and produced for inspection if required.

7 Authority of the Committee

The Committee is authorised by the Board, in accordance with the procedures to be determined by the Board (if any) and at the cost of the Company, to:-

- Investigate any matter within its terms of reference;
- Have adequate resources to perform its duties;
- Have full and unrestricted access to the Group's information;
- Have direct communication channels with external and internal auditors and all employees of the Group;
- Obtain external independent and professional advice; and
- Convene meetings with internal and external auditors, if and when, deemed necessary.

8 Responsibilities and Duties of the Committee

The Committee shall undertake the following responsibilities and duties:-

Risk Management and Internal Control. Review with internal and external auditors, general counsel, appropriate members of the staff, the adequacy of the Group's processes to identify, monitor and manage key risks and internal controls with respect to business practices.

Financial Reporting. Review with or without the presence of appropriate officers of the Group and the external auditors, the annual and quarterly financial statements of the Group including the announcements pertaining thereto, prior to Board approval, focusing on, inter alia; quality and financial disclosures, changes in accounting policies and practices and implementation of such changes, significant and unusual events, going concern assumption, compliance with MASB approved accounting standards in Malaysia for Entities Other than Private Entities and legal requirements and other matters as defined by the Board.

Related Party Transactions. Review any related party transactions, including the monitoring of recurrent related party transactions, entered into by the Group to ensure they are undertaken on normal commercial terms and the internal control procedures with regard to these transactions are sufficient and have been complied with and that there is compliance with any other relevant Bursa Securities Listing Requirements and Practice Notes of Bursa Securities that may be announced by Bursa Securities from time to time.

Employee Share Option Scheme. Verify the allocation of share options to the Group's eligible employees in accordance to the Listing Requirements of Bursa Securities at the end of each financial year.

Internal Audit. Review with the Internal Audit department their plans, scope, authority, independence and adequacy of resources to carry out its function; results of the internal audit work and the appropriate actions taken on their recommendations; any appraisal or assessment of the performance of the internal auditors; approve the appointment or termination of the Head of Internal Audit department; approve the terms of reference of the Internal Audit department; and inform itself of staff resignations of the Internal Audit department and provide the resigning staff an opportunity to submit his / her reason for resigning.

External Audit. Review and report to the Board its recommendation on the proposed appointment, terms of engagement and proposed audit remuneration of the external auditor, and any questions on resignation or dismissal; their audit plan, nature, approach, scope and cost effectiveness of their annual audit and other examinations, results of the external audit work including adjustments to the financial statements of the Group, if any, the accompanying management letters and responses; any factors related to the independence of the external auditors and extent of assistance given by the Group and the Group's employees.

Reporting Responsibilities. Report its activities to the Board in such manner and at such times, as it deems appropriate; and report to Bursa Securities where the Committee is of the view that a matter reported by it to the Board has not been satisfactorily resolved resulting in a breach of the Listing Requirements of Bursa Securities.

Other Responsibilities. Review matters in relation to compliance with legal, regulatory and statutory requirements, conflicts of interest and unethical conduct; review arrangements by which staff of the Group may in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other business or commercial related matters, review with the external auditors and management the Group's Statement on Internal Control; examine such other matters, as the Committee considers appropriate or as defined by the Board; review and re-assess its terms of reference and recommend changes to the Board for approval and conduct a self-assessment to monitor their overall effectiveness in meeting their responsibilities once a year and report the results thereof to the Board; and prepare the annual Committee report to the Board.

The Board of Maxis ("Board") is committed to achieving and upholding a higher standard of corporate governance as expressed in the Principles and Best Practices set out in the Malaysian Code of Corporate Governance ("the Code") throughout the Group.

The Code has served as a fundamental guide to the Board in discharging its principal duty to act in the best interests of the Company as well as managing the businesses and affairs of the Group efficiently. With the Group's standing as a regional telecommunications player, and with operations in various jurisdictions, the Board acknowledges the corporate governance tenets of transparency, accountability, integrity and corporate performance as the prerequisites of a responsible corporate citizen.

The Board is pleased to share the manner in which the Principles of the Code were applied in the Group and the extent to which the Company has complied with the Best Practices of the Code during the financial year ended 31 December 2006. The Board believes that the Principles of the Code and the Best Practices outlined in the Code have, in all material respects, been adhered to and complied with.

(I) BOARD OF DIRECTORS

1. Principal Responsibilities of the Board

The Board is tasked with the following six (6) specific responsibilities, for effective discharge of its functions:-

- Reviewing and adopting a strategic business plan for the Group;
- Overseeing the conduct of the Group's business to evaluate whether the business is being properly managed;
- Identifying principal risks and ensuring the implementation of appropriate systems to manage these risks;
- Succession planning, including appointing, training, fixing the compensation of and, where appropriate, replacing senior management;
- Developing and implementing an investor relations programme or shareholders' communications policy for the Group; and
- Reviewing the adequacy and integrity of the Group's system of internal controls and management information systems, including systems for compliance with applicable laws, regulations, rules, directives and guidelines.

Within the powers accorded by the Company's Articles of Association ("the Articles"), the Board is charged with among others, the development of corporate objectives and the review and approval of corporate plans, annual budgets, acquisitions and disposals of undertakings and properties of substantial value, major investments and financial decisions and changes to the management and control structure within the Group including key risk management, treasury, financial and operational policies and delegated authority limits.

2. Board Balance and Independence

The Board has seven (7) members, comprising five (5) Non-Executive Directors (including the Chairman) and two (2) Executive Directors. Of the five (5) Non-Executive Directors, three (3) are independent and hence fulfill the prescribed requirements for one-third of the membership of the Board to be Independent Board Members.

The composition of the Board comprises a blend of members with diverse professional background, skills and extensive experience and knowledge in the areas of telecommunications, information and technology, entertainment, finance, business, general management and strategy, that has been the essence for the successful direction of the Group.

With the diversity of skills, the Board has been able to provide clear and effective collective leadership to the Group and has brought informed and independent judgment to the Group's strategy and performance so as to ensure that the highest standards of conduct and integrity are always the core of the Group. None of the Non-Executive Directors participate in the day-to-day management of the Group.

The presence of the Independent Non-Executive Directors are essential in providing unbiased and independent opinions, advice and judgements to ensure that the interests, not only of the Group, but also of shareholders, employees, customers, suppliers and other communities in which the Group conducts its business are well represented and safeguarded.

A brief description of the background of each Director is contained in the "Board of Directors" section as set out on pages 5 to 9 of this Annual Report.

3. Division of Roles and Responsibilities between the Chairman and the Group Chief Executive Officer

The Board appreciates the distinct roles and responsibilities between the Chairman of the Board and the Group Chief Executive Officer ("GCEO"). This division ensures that there is a clear and proper balance of power and authority.

The Chairman's main responsibility is to ensure effective conduct of the Board and that all Directors, Executive and Non-Executive, have unrestricted and timely access to all relevant information necessary for informed decision-making. The Chairman encourages participation and deliberation by Board members to tap the wisdom of all the Board members and promoting consensus building as much as possible.

The GCEO has overall responsibilities over the Group's operational and business units, organisational effectiveness and implementation of Board policies, directives, strategies and decisions. In addition, the GCEO also functions as the intermediary between the Board and management.

Matters which are reserved for the Board's approval and delegation of powers to the Board Committees, the GCEO and management are expressly set out in an approved framework on limits of authority. Business affairs of the Group is governed by Maxis' Manual on Limits of Authorities. Any non-compliance issues are brought to the attention of the Board and/or management, for effective supervisory decision-making and proper governance.

As the Group is expanding and business is growing, the division of authority is constantly reviewed, to ensure that management's efficiency and performance remains at its level best.

4. Board Meetings and Supply of Information

The Board meets at least four (4) times a year, with additional meetings convened as and when the Board's approval and guidance is required. Upon consultation with the Chairman and the GCEO, due notice shall be given of proposed dates of meetings during the year and standard agenda and matters to be tabled to the Board. Additional meetings are convened on an ad hoc basis.

During the financial year ended 31 December 2006, seven (7) Board meetings were held and the details of the attendance of each Director are as follows:-

Director	Designation	Number of Meetings attended during the year	Percentage
Tan Sri Dato' Megat Zaharuddin bin Megat Mohd Nor	Chairman, Independent Non-Executive Director	7 out of 7 meetings	100%
Tan Sri Dato' Seri Syed Anwar Jamalullail	Independent Non-Executive Director	6 out of 7 meetings	85.7%
The Lord Killearn	Independent Non-Executive Director *(Resigned with effect from 30 November 2006)*	6 out of 7 meetings	85.7%
Robert William Boyle	Independent Non-Executive Director *(Appointed with effect from 23 August 2006)*	3 out of 3 meetings	100%
Augustus Ralph Marshall	Non-Executive Director	7 out of 7 meetings	100%

Director	Designation	Number of Meetings attended during the year	Percentage
Tan Poh Ching	Non-Executive Director *(Resigned with effect from 1 January 2007)*	6 out of 7 meetings	85.7%
Chan Chee Beng	Non-Executive Director	7 out of 7 meetings	100%
Dato' Jamaludin bin Ibrahim	Group Chief Executive Officer	7 out of 7 meetings	100%
Sandip Das	Chief Executive Officer *(Appointed with effect from 27 February 2007)*	Not Applicable	-

The Board is furnished with an agenda and a set of Board papers in advance of each Board meeting for consideration, guidance and where required, for decision. The Board is assured of full and timely access to all relevant information to discharge its duties effectively. The Board papers include, among others, the following documents or information:-

- Reports of meetings of all committees of the Board including matters requiring the full Board's deliberation and approval;
- Monthly performance reports of the Group, which include information on financial, industry and strategic business issues and updates;
- Major operational, financial, technical, legal and regulatory issues;
- Technological developments and updates;
- Customer satisfaction reports;
- Reports on risk management;
- Reports on succession planning; and
- Board papers on other matters of discussion/approval.

Additionally, the Board is also furnished with ad hoc reports to ensure that they are appraised on key business, financial, operational, corporate, legal, regulatory and industry matters, as and when the need arises.

The Directors also have direct access to the advice and services of the Head of Internal Audit and the Group Company Secretary. The Board is constantly advised and updated on statutory and regulatory requirements pertaining to their duties and responsibilities. Where necessary, the Directors, whether collectively as a Board or in their individual capacity, may seek external and independent professional advice and assistance from experts in furtherance of their duties at the Group's expense.

5. Appointments to the Board

All appointments of Directors are considered by the Nomination Committee which assesses the suitability of the proposed new Directors and thereafter, upon reaching its consensus, recommends to the Board for appointment.

New appointees to the Board are subjected to an orientation and familiarisation programme, which includes visits to the Group's business operations and meetings with senior management where appropriate, to facilitate their understanding of the Group's operations and businesses.

6. Retirement and Re-election of Directors

In accordance with the Company's Articles, all Directors who are appointed by the Board may only hold office until the first Annual General Meeting ("AGM") subsequent to their appointment and shall then be eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at that AGM.

The Articles also provide that all Directors (including a Managing Director and Executive Directors) shall retire from office once at least in each three (3) years and one-third of the Directors are subject to retirement by rotation at every AGM but are eligible for re-election.

Pursuant to Section 129(2) of the Companies Act, 1965, the office of a director of or over the age of seventy (70) years becomes vacant at every AGM unless he is reappointed by a resolution passed in such an AGM of which no shorter notice than that required for the AGM has been given and the majority by which such resolution is passed is not less than three fourths of all members present and voting at such AGM.

7. Directors' Training

The Board is constantly encouraged to attend programmes and seminars to keep abreast with the latest developments in the industry and market place.

All members of the Board, except for Mr Sandip Das (who was appointed on 27 February 2007) have attended the Mandatory Accreditation Programme ("MAP") prescribed by Bursa Securities. Apart from attending various conferences and seminars organised by external organisers, the Board also benefited from technical briefings which were conducted by in-house professionals.

Throughout the year, Directors also received updates and briefings from time to time, particularly on the following matters:-

- Market and industry trends;
- Regulatory and legal developments;
- Latest technology updates and developments;
- Information on significant changes in business risks and procedures instituted to mitigate such risks.

8. Board Effectiveness Assessment

The Group Company Secretary facilitates the yearly effectiveness assessment of the Board of Directors, Committees and individual Directors. The objective is to improve the Board's effectiveness by identifying gaps, maximise strengths and address weaknesses. The Chairman of the Board oversees the overall evaluation process and responses are analysed by the Nomination Committee, before being discussed at the Board. Self assessment and peer assessment methodologies are used and issues for assessment are presented in a customised questionnaire.

9. Group Company Secretary

The Group Company Secretary takes charge of ensuring overall compliance with the Companies Act, Listing Requirements of Bursa Securities and other relevant laws and regulations. In performing this duty, the Group Company Secretary performs, among others, the following tasks:-

- Ensuring that all appointments to the Board and Committees are properly made;
- Maintenance of records, for the purposes of meeting statutory obligations;
- Ensuring that obligations arising from the Listing Requirements of Bursa Securities or other regulatory requirements are met; and
- Facilitating the provision of information as may be requested by the Directors from time to time.

The Board may remove the Group Company Secretary.

10. Committees

The Board delegates certain responsibilities to the respective Committees of the Board which operate within clearly defined terms of reference. These committees have the authority to examine particular issues and report to the Board with their proceedings and deliberations. On Board reserved matters, committees shall deliberate and thereafter state its recommendation to the Board for their approval.

During the Board meetings, the Chairmen of the various committees provide summary report of the decisions and recommendations made by the committee meetings, and highlight to the Board should any further deliberation be required at the Board level. These committees' reports and deliberations are incorporated into the minutes of the Board meetings.

The Company has four (4) principal Board Committees:-

(a) Audit Committee

The composition, terms of reference and a summary of the activities of the Audit Committee are set out separately in the Audit Committee Report as laid out on pages 42 to 46 of this Annual Report.

(b) Nomination Committee

The Nomination Committee has been entrusted with the responsibility for proposing and recommending new nominees to the Board and for assessing Directors on an on-going basis.

The functions of the Nomination Committee include reviewing and recommending to the Board:-

- the optimum size of the Board;
- the required mix of skills, experience and other qualities, including core competencies of Non-Executive Directors; and
- appointments to and membership of other Board committees.

In addition, the Nomination Committee also has the function of assessing:-

- the transparency of procedures for proposing new nominees to the Board and committees of the Board;
- the effectiveness of the Board as a whole and the contribution of each individual Director and Board Committee member; and
- whether the investments of the minority shareholders are fairly reflected on the Board.

The Nomination Committee consists of the following Non-Executive Directors, the majority of whom are independent:-

- The Lord Killearn (Independent Non-Executive Director and Chairman of the Nomination Committee until 29 November 2006);
- Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd Nor (Independent Non-Executive Director and appointed as Chairman of the Nomination Committee with effect from 30 November 2006);
- Tan Sri Dato' Seri Syed Anwar Jamalullail (Independent Non-Executive Director); and
- Augustus Ralph Marshall (Non-Executive Director).

The Nomination Committee meets as and when necessary and may decide by way of circular resolutions. The Nomination Committee held one (1) meeting during the financial year ended 31 December 2006 with full attendance.

(c) Employee Share Option Scheme ("ESOS") Committee

The ESOS Committee was established with delegated authority by the Board to:-

- Administer the ESOS of the Group in accordance with the Bye-Laws thereof;
- Exercise any discretion under the Bye-Laws with regard to the eligibility of employees to participate in the ESOS, option offers and option allocations (after taking into consideration the performance, seniority and number of years of service as well as the employees' actual or potential contribution to the Group);
- Take all necessary actions to give effect to the ESOS Bye-Laws; and
- Ensure effective administration of the ESOS.

The ESOS Committee consists of the following Directors:-

- Tan Poh Ching (Non-Executive Director and Chairman of the ESOS Committee until 31 December 2006);
- Augustus Ralph Marshall (Non-Executive Director and redesignated as Chairman of the ESOS Committee with effect from 27 February 2007);
- Dato' Jamaludin bin Ibrahim (Executive Director); and
- Chan Chee Beng (Non-Executive Director and appointed as a Member of the ESOS Committee with effect from 27 February 2007).

The ESOS Committee meets as and when necessary and may decide by way of circular resolutions. The ESOS Committee held one (1) meeting during the financial year ended 31 December 2006 with full attendance.

(d) Remuneration Committee

The Remuneration Committee is entrusted with the following responsibilities:-

- Recommending to the Board the policy and framework for Directors' remuneration as well as the remuneration and terms of service of the Executive Directors;
- Evaluating the performance and reward of the Executive Directors, including ensuring performance targets are established to achieve consistency with the interests of shareholders of the Company, with an appropriate balance between long and short term goals;
- Designing and implementing an evaluation procedure for the Executive Directors;
- Designing an evaluation procedure for Non-Executive Directors;
- Reviewing on a yearly basis, the individual remuneration packages of the Executive Director and to make appropriate recommendations to the Board.

The Remuneration Committee consists of the following Non-Executive Directors, the majority of whom are independent:-

- Tan Sri Dato' Seri Syed Anwar Jamalullail (Independent Non-Executive Director and Chairman of the Remuneration Committee);
- The Lord Killearn (Independent Non-Executive Director and a Member of Remuneration Committee until 29 November 2006);
- Robert William Boyle (Independent Non-Executive Director and appointed as a Member of Remuneration Committee with effect from 30 November 2006);
- Tan Poh Ching (Non-Executive Director and a Member of Remuneration Committee until 31 December 2006); and
- Augustus Ralph Marshall (Non-Executive Director and appointed as a Member of the Remuneration Committee with effect from 27 February 2007).

The Remuneration Committee meets as and when necessary and may decide by way of circular resolutions. The Remuneration Committee held two (2) meetings during the financial year ended 31 December 2006, which were attended by majority of the members.

(II) DIRECTORS' REMUNERATION

The objectives of the Group's policy on Directors' remuneration are to attract and retain Directors of the calibre needed to run the Group successfully. In Maxis, the component parts of remuneration for the Executive Directors are structured so as to link rewards to corporate and individual performance. In the case of Non-Executive Directors, the level of remuneration reflects the experience, expertise and level of responsibilities undertaken by the particular Non-Executive Director concerned.

1. Remuneration Procedures

The Remuneration Committee recommends to the Board, the policy and framework of the Directors' remuneration and the remuneration package for the Executive Directors and in recommending the Group's remuneration policy, the Remuneration Committee receives advice from external consultants. It is nevertheless, the ultimate responsibility of the Board to approve the remuneration of these Directors.

Save that the fees of the Directors shall be such fixed sum as shall from time to time be determined by an ordinary resolution of the Company and shall (unless such resolution otherwise provide) be divisible among the Directors as they may agree, or, failing agreement, equally, the determination of the remuneration packages of Non-Executive Directors (whether in addition to or in lieu of their fees as Directors), is a matter for the Board as a whole. Individual Directors do not participate in decisions regarding their own remuneration packages.

2. **Directors' Remuneration Package**

The remuneration package of the Directors is as follows:-

(a) **Basic Salary**

The basic salary for each Executive Director is recommended by the Remuneration Committee, taking into account the individual performance, the inflation price index and information from independent sources on the rates of salary for similar positions in other comparable companies. The salary is reviewed annually.

(b) **Fees**

In 2006, the Company obtained a shareholders' approval via ordinary resolution for the payment of fees of the Non-Executive Directors for the year to end on 31 December 2006 and each subsequent year at RM3,000,000 per annum to be divided amongst them in such manner as the Directors may agree. Hence, in accordance with the Company's Articles, yearly payment of fees to Directors do not need shareholders' approval provided that the amount does not exceed RM3,000,000.

(c) **Bonus Scheme**

The Group operates a bonus scheme for all employees, including the Executive Directors. The criteria for the scheme is dependent on the level of profits achieved from certain aspects of the Group's business activities as measured against targets, together with an assessment of each individual's performance during the period. Bonuses payable to the Executive Directors are reviewed by the Remuneration Committee and approved by the Board.

(d) **Benefits-in-kind**

Other customary benefits (such as private medical cover, car, etc) are made available to Directors as appropriate.

(e) **Pension Arrangements**

The Malaysian Executive Director contributes to the Employees Provident Fund, which is the national mandatory contribution plan.

(f) **Service Contract**

The notice period for the termination of each Executive Director's service contract is six (6) months on either side.

(g) **Directors' Share Options**

The options over ordinary shares of RM0.10 each in Maxis are pursuant to the ESOS, which the Executive Directors are eligible to participate in. The details of the options over ordinary shares of RM0.10 each in Maxis held by the Executive Directors' is set out on page 164 of this Annual Report.

Details of the Directors' remuneration for the financial year ended 31 December 2006 are disclosed in the financial statements, as set out on pages 99 to 101 of this Annual Report.

(III) SHAREHOLDERS AND OTHER STAKEHOLDERS

1. **Shareholders and Investors Relations**

The Board believes that the Company should always be transparent and accountable to its shareholders and investors. In ensuring this, Maxis has been actively communicating with its shareholders and stakeholders through the following medium:-

- Release of financial results on a quarterly basis;
- Press releases and announcements to Bursa Securities and thereafter media;

- Press conferences which provide shareholders with an overview of the Group's performance and operations;
- Open discussion and dialogues with its shareholders during General Meetings;
- A dedicated investor relations team which is tasked on dealing with all queries from shareholders and investors and facilitating responses; and
- An online Investors Relations section and Online Press Room "Maxis Media Centre" which can be conveniently accessed by the shareholders and the general public via the Company's website *www.maxis.com.my*

The Group's website is updated from time to time to provide the latest and comprehensive information about the Group.

Any queries or concerns regarding the Group may be conveyed to the following persons:-

i. Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail, Senior Independent Director
Telephone number : 603 2279 8995
Facsimile number : 603 2274 6299

ii. Rossana Annizah bt Mohd Rashid, Chief Financial Officer, for financial related matters
Telephone number : 603 2330 7000
Facsimile number : 603 2330 0555

iii. Chua Tze Meng, Head of Corporate Finance, for investor relations matters
Telephone number : 603 2330 7000
Facsimile number : 603 2330 6078

iv. Dipak Kaur, Group Company Secretary, for shareholders' enquiries
Telephone number : 603 2330 7000
Facsimile number : 603 2330 0590

2. Annual General Meeting ("AGM")

The AGM is the principal forum for dialogue with all shareholders who are encouraged and are given sufficient opportunity to enquire about the Group's activities and prospects as well as to communicate their expectations and concerns. Shareholders are encouraged to participate in the Question and Answer session on the resolutions being proposed or about the Group's operations in general. Shareholders who are unable to attend are allowed to appoint proxies in accordance with the Company's Articles to attend and vote on their behalf. The Chairman and the Board members are in attendance to provide clarification on shareholders' queries. Where appropriate, the Chairman of the Board will endeavour to provide the shareholders with written answers to any significant questions that cannot be readily answered during the AGM. Shareholders are welcomed to raise queries by contacting Maxis at any time throughout the year and not just at the AGM.

Each notice of a general meeting, which includes any item of special business will be accompanied by a statement regarding the effect of any proposed resolution in respect of such special business. Separate resolutions are proposed for substantially separate issues at the AGM.

A toll free line has been set-up to attend all enquiries from shareholders pertaining to the Form of Proxy as set out at the end of this Annual Report and all other matters relating to this forthcoming AGM. The toll free number is 1800 828 001 and will be valid from 7 May 2007 to 1 June 2007.

(IV) ACCOUNTABILITY AND AUDIT

1. **Financial Reporting**
In presenting the annual financial statements and quarterly announcement of results to shareholders, the Directors will endeavour to present a clear, balanced and understandable assessment of the Group's financial position, performance and prospects. This also applies to other price-sensitive public reports and reports to regulators. The assessment is provided in this Annual Report through the Statement by Directors pursuant to Section 169(15) of the Companies Act, 1965 as set out on page 160 of this Annual Report.

2. **Internal Control**
The Group's Statement on Internal Control is set out on pages 56 to 59 of this Annual Report.

3. **Relationship With Auditors**
The role of the Audit Committee in relation to both the internal and external auditors is described in the Audit Committee Report as set out on pages 42 to 46 of this Annual Report.

Statement On **Internal Control**

The Board of Maxis in discharging its responsibilities is fully committed to the maintenance of a sound internal control environment to safeguard shareholders' investments and the Group's assets.

INTRODUCTION

The Board in discharging its stewardship responsibilities has established procedures of internal control that are in accordance with the guidelines for directors, the "Statement on Internal Control: Guidance for Directors of Public Listed Companies". These procedures, which are subject to regular review by the Board, provide an ongoing process for identifying, evaluating and managing significant risks faced by the Group that may affect the achievement of its business objectives.

Set out below is the Board's Statement on Internal Control prepared in accordance with Paragraph 15.27(b) of the Listing Requirements of Bursa Securities. The external auditors have reviewed this Statement on Internal Control as required by Paragraph 15.24. Their review was performed in accordance with Recommended Practice Guide 5 ("RPG 5") issued by the Malaysian Institute of Accountants. Based on their review, the external auditors have reported to the Board that nothing has come to their attention that causes them to believe that this Statement is inconsistent with their understanding of the process the Board has adopted in the review of the adequacy and integrity of the internal control of the Group. RPG 5 does not require the external auditors to and they did not consider whether this Statement covers all risks and controls, or to form an opinion on the effectiveness of the Group's risk and control procedures.

BOARD RESPONSIBILITY

The Board has an overall responsibility for the Group's system of internal control and its effectiveness, as well as reviewing its adequacy and integrity. The system of internal control is designed to manage risks that may impede the achievement of the Group's business objectives rather than to eliminate these risks. Internal control systems can only provide reasonable and not absolute assurance against material misstatement or loss.

RISK MANAGEMENT

The Board regards risk management as an integral part of the Group's business operations. There is an established process for identifying, analysing, measuring, monitoring and reporting on the significant risks that may affect the achievement of its business objectives.

Management is responsible for creating a risk-aware culture and for ensuring the necessary knowledge for risk management. The Enterprise Risk Management department in conjunction with the Group's operational managers continuously monitor and evaluate the progress of the identified risks and report the results to Senior Management. The Audit Committee is also provided with a quarterly report on the enterprise risk map and the status of progress toward mitigating high risk areas.

Risk Awareness sessions are also conducted at the operational level to help sustain a risk-aware culture and understand the importance of risk management across the different functions in the Group. In addition, existing key processes as well as new/key projects are reviewed and enhanced to embed a risk based approach towards the Group's business activities.

CONTROL ENVIRONMENT AND STRUCTURE

The Board and Management have established numerous processes for identifying, evaluating and managing the significant risks faced by the Group. These processes include updating the system of internal controls when there are changes to the business environment or regulatory guidelines. The key elements of the Group's control environment include:-

- **Organisation structure**
The Board is supported by a number of established Board committees in the execution of its responsibilities, namely Audit, Nomination, Remuneration and Employee Share Option Scheme ("ESOS"), the details of which are set out in the Statement on Corporate Governance. Each committee has clearly defined terms of reference.

  Responsibility for implementing the Group's strategies and day-to-day businesses are delegated to Management. The organisation structure sets out clear segregation of roles and responsibilities, lines of accountability and levels of authority to ensure effective and independent stewardship.

- **Audit Committee**
The Audit Committee comprises non-executive members of the Board, the majority of whom are independent directors. The Audit Committee reviews internal control issues identified by internal auditors, external auditors and Management and evaluates the adequacy and effectiveness of the Group's risk management and internal control systems. Throughout the financial year, the Audit Committee members were briefed on corporate governance practices, updates of Malaysian Financial Reporting Standards, as well as legal and regulatory requirements. It also reviewed the effectiveness of the internal audit function with particular emphasis on the scope and quality of audits, and independence of the Internal Audit department.

  The current composition of the Audit Committee consists of members who bring with them a wide variety of knowledge, expertise and experience from different industries and backgrounds. They continue to meet regularly and have full and unimpeded access to the internal and external auditors and all employees of the Group. The Audit Committee also reviewed its terms of reference and the Internal Audit Charter during the financial year. Revisions were made to adopt best corporate governance practices.

  Further activities of the Audit Committee are set out in the Audit Committee Report.

- **Internal Audit**
The Internal Audit department continues to independently monitor compliance with policies and procedures and the adequacy and effectiveness of internal control systems and highlights significant findings and corrective measures in respect of any non-compliance on a timely basis. Its work practices are governed by the Internal Audit Charter, which is subject to revision on an annual basis. The annual audit plan, established primarily on a risk based approach, is reviewed and approved by the Audit Committee annually before the commencement of the following financial year and a quarterly update is given.

  The Audit Committee oversees the Internal Audit department's independence, scope of work and resources. The Internal Audit function meets the requirements of the Guidelines on the Internal Audit Function issued by the Institute of Internal Auditors Malaysia in July 2002.

  Further activities of the Internal Audit function are set out in the Audit Committee Report.

- **Code of Business Practice**
The Group is committed to conducting business fairly, impartially and ethically and in full compliance with all laws and regulations. To this end, there is a detailed Maxis Code of Business Practice ("the Code"), which stipulates how employees as well as external parties such as vendors, suppliers and contractors who conduct business with us should conduct themselves in all business matters.

  All employees are required to sign an online declaration upon joining the Group and on an annual basis in compliance with the Code. External parties such as vendors, suppliers and contractors who conduct business with the Group are required to sign a declaration that they have read and will adhere to the contents of the Code.

  To support the implementation and effectiveness of the Code, there is an established Office of Business Practice to provide policy guidance and to facilitate compliance with the Code. The Office of Business Practice will continuously look into ways to enhance the Group's highest standard of business conduct and ethics, and benchmark against the best practices.

Statement On **Internal Control**

(Continued)

- **Revenue Assurance**
  The Revenue Assurance department is responsible for the continuous monitoring of potential revenue leakage that may arise from day-to-day operations. Processes and controls within the revenue cycle are reviewed on a rotational basis to ensure they function effectively and efficiently, which includes performance and examination of regular automated test calls. These findings are reported to Management. Every quarter, key issues on identified revenue leakages and the corresponding action plans taken are reported to the Audit Committee. The Revenue Assurance Working Committee meets quarterly to address key revenue assurance issues and drive revenue assurance initiatives across the Group.

- **Fraud Management**
  The Fraud Management control function complements the Revenue Assurance function. Whilst the Revenue Assurance function reviews at controls within the revenue cycle as indicated above, the Fraud Management function monitors daily subscriber call patterns based on set parameters between Maxis' subscribers with other domestic and international operators on a real time basis and appropriate actions are taken immediately for suspected call fraud. It uses an industry developed system to monitor call patterns on a 24/7 basis throughout the financial year. Fraud Management's findings are reported to Management to ensure remedial actions are taken.

- **Business Continuity Planning**
  The Business Continuity Planning ("BCP") function is responsible for identifying activities and operations that are critical to sustaining business operations in the event of a disaster. These activities include facilitating the building of additional redundancies in network infrastructure and establishing alternate sites where key operational activities can be resumed. A risk based approach is applied in identifying the key initiatives and their levels of importance by reviewing critical systems, single point failures as well as their impact on the business of the Group as a whole.

  During the financial year, selected critical areas as identified by risk priority, were tested to assess the effectiveness of the implemented BCP initiatives. The progress of these initiatives was reported monthly to Management and presented quarterly to the BCP Steering Committee.

- **Regulatory**
  The Regulatory function reports to the Chief Executive Officer. It ensures compliance with the Communications and Multimedia Act 1998 ("CMA"), and its subsidiary legislations, which regulate the Group's core business in the communications and multimedia sector in Malaysia. As a licensee under the CMA, the Group adheres to its licensing conditions, as well as economic, technical, social and consumer protection regulations embedded in the CMA and its subsidiary legislations. The Group actively participates in new regulatory and industry development consultations initiated by the regulator, the Malaysian Communications and Multimedia Commission ("MCMC"). The Regulatory function also frequently engages the MCMC and the Ministry of Energy, Water and Communications in discussions on pertinent industry issues.

- **Legal**
  The Legal department plays a pivotal role in ensuring that the interests of the Group are preserved and safeguarded from a legal perspective. It also plays a key role in advising the Board and Management on legal matters. The Board is briefed as and when there are any changes in applicable provisions of the law.

- **Limits of Authority**
  A Limits of Authority ("LOA") manual sets out the authorisation limits for various levels of Maxis' Management and staff and also those requiring Board approval to ensure accountability, segregation of duties and control over the Group's financial commitments. The LOA manual is reviewed and updated periodically to reflect business, operational and structural changes.

- **Policies and Procedures**
  There is extensive documentation of policies, procedures, guidelines and service level agreements in manuals and on the Group's intranet site including those relating to Financial Controls, Contract Management, Procurement, Human Resources, Information Systems, Network Operations, Legal, System and Information Security. These policies and procedures are reviewed and revised periodically to meet changing business, operational and statutory reporting needs.

- **Financial and Operational Information**
  A detailed budgeting and reporting process has been established. Comprehensive budgets are prepared by the operating units and presented to the Board before the commencement of a new financial year. Upon approval of the budget, the Group's performance is then tracked and measured against the approved budget on a monthly basis. Reporting systems which highlight significant variances against plan are in place to track and monitor performance. These variances in financial as well as operational performance indices are incorporated in detail in the monthly management reports. On a quarterly basis, the results are reviewed by the Board to enable them to gauge the Group's overall performance compared to the approved budgets and prior periods.

- **Overseas Operations**
  The Board oversees its India and Indonesia operations through the representation of its Directors and Management on the Board of Directors and the Audit Committee. The Board has established numerous processes and procedures for identifying, analysing, managing and reporting on the significant risks faced by the overseas operations. These processes and procedures are in conformity with the Group's system of internal control to ensure a uniform governance environment. The Board receives timely communications from its representatives to ensure the integrity of these structures and processes.

MONITORING AND REVIEW

The processes adopted to monitor and review the effectiveness of the system of internal control include:-

- **Management Representation to the Board** by the Group Chief Executive Officer on the control environment of the Group continues to be made during the financial year. His representation to the Board is based on representations made to him by Management on the control environment in their respective areas. Any exceptions identified are highlighted to the Board.

- **Internal Audit** in their quarterly report to the Audit Committee continues to highlight significant issues and exceptions identified during the course of their review on processes and controls compliance. The Chairman of the Audit Committee provides the Board with a report of all meetings of the Audit Committee, of which there were four (4) in the financial year under review.

- **Defalcation Committee** meets and deals regularly on matters pertaining to fraud and unethical practices. All issues arising from work carried out by the investigation team within the Internal Audit department and Management are channeled to this committee for deliberation. Appropriate actions are then taken based on the findings.

- **Risk Management** reports to the Board quarterly through the Audit Committee on the risk profile of the Group and the progress of action plans to manage and mitigate the risks.

CONCLUSION

For the financial year under review and up to the date of issuance of the Annual Report and Financial Statements, the Board is satisfied with the adequacy, integrity and effectiveness of the Group's system of risk management and internal control. No material losses, contingencies or uncertainties have arisen from any inadequacy or failure of the Group's system of internal control that would require separate disclosure in the Group's Annual Report.

Statement on **Directors' Responsibility**

The Companies Act, 1965 ("the Act") requires the financial statements (which include the balance sheets and income statements) of the Group and the Company for each financial year, which have been prepared in accordance with Financial Reporting Standards ("FRS"), the Malaysian Accounting Standards Board ("MASB") Approved Accounting Standards in Malaysia for Entities Other than Private Entities and the provisions of the Act, to be laid by the Directors before the Company at its Annual General Meeting.

Incorporated on pages 64 to 162 of this Annual Report, are the financial statements of the Group and the Company for the financial year ended 31 December 2006.

The Act places responsibility on the Directors to ensure that the balance sheets provide a true and fair view of the state of affairs of the Group and the Company as at 31 December 2006 and the income statements provide a true and fair view of the results of the Group and the Company for the financial year ended 31 December 2006. The Directors are also required by law to ensure that such balance sheets and income statements have been prepared in accordance with FRS and provisions stipulated by the Act.

In undertaking the responsibility placed upon them by law, the Directors have relied upon the Group's system of internal control to provide them with reasonable grounds to believe that the Group's accounting records, as well as other relevant records, have been maintained by the Group in a manner that enables them to sufficiently explain the transactions and financial position of the Group. This also enables the Directors to ensure that true and fair balance sheets and income statements and documents required by the Act to be attached thereto are prepared for the financial year to which these financial statements relate.

The Act also requires the Directors to cause the Company to keep such accounting and other records in such manner that enables the Directors to sufficiently explain the transactions and financial position of the Group and the Company, and to prepare true and fair financial statements and any documents required to be attached thereto, as well as to enable such accounting records to be audited conveniently and properly.

The Group operates in a highly competitive and technology-based environment. The major risks which the Group is exposed to are strategic, operational, regulatory, financial, market, technological and reputational risks. These risks are proactively reviewed, monitored and managed by the Group through the Enterprise Risk Management process.

Maxis Enterprise Risk Management adopts a structured and integrated approach in managing key business risks in line with the risk management framework and best practices. The risk management framework involves systematic identification and analysis of risks that impact the organisation's objectives, formulation of response strategies and monitoring and reporting of the progress of risk management on a regular basis.

The main principles of risk management are to:-

- Consider and manage risks enterprise-wide
- Integrate risk management into business activities
- Manage risks in accordance with the risk management framework
- Tailor responses to business circumstances
- Communicate risks and responses to Management

Risk management is embedded in the business activities of the Group through the Annual Budgeting exercise and implementation of internal controls to manage key risks that may impact business objectives.

All risks identified are assessed to determine the risk ranking and they are displayed on a 5x5 risk matrix. With this visual representation, business owners and management are able to prioritise their efforts and manage the different classes of risks appropriately. The Board of Directors is ultimately responsible for the management of risks and provides oversight for this critical area through the Audit Committee.

A dedicated independent risk management function has been set up in Malaysia to oversee the risk management process Group-wide as well as for Malaysian operations.

In 2006, Maxis Enterprise Risk Management has:-

- Provided quarterly reports to the Audit Committee, highlighting the progress of key and other risks, including investments in foreign operations
- Conducted risk management workshops that are department-specific to ensure risk management is embedded in the line operations
- Provided assistance to key business activities in ensuring risk management is embedded as a process and key risks are addressed
- Conducted half-yearly departmental monitoring exercises with Heads of Department through line engagement with the key representatives
- Facilitated half-yearly presentations by Heads of Division to Senior Management team (chaired by the CEO), highlighting the progress of risks in their individual areas, which impact the business objectives
- Provided relevant information on risk management internally through an internal website accessible by all Maxis staff

Maxis Enterprise Risk Management Framework


OBJECTIVES
CONTROLS
RISKS
ALIGNMENT
IDENTIFY & ANALYSE
RESPOND
MONITOR & REPORT

Risk Rating Scale - 5x5 matrix


Impact
Catastrophic 5
Major 4
Moderate 3
Minor 2
Insignificant 1
1 Unlikely
2 Low Probability
3 Possible
4 High Probability
5 Almost Certain
Likelihood of occurence
High
Medium
Low

Risk **Management**

(Continued)

Managing Operational Risks - Business Continuity

In addition to risk management, Maxis also established a Crisis Management Team ("CMT") to ensure uninterrupted service to our customers in Malaysia. To preserve shareholder value, Maxis is committed to ensuring the timely recovery of its core business and its continuity in the event of a disaster at any of its locations. Business Continuity ("BC") is of paramount importance to the Group and its focus is maintained by a dedicated team of certified BC practitioners. In line with international BC best practices, key BC disciplines such as risk evaluation, development of BC strategies and infrastructure, testing of response plans, crisis management training and simulations are implemented.

Business Continuity Process Flow



Phase I -
Programme Justification & Authorisation
Phase II -
Plan Development, Testing & Training
Phase III -
Project Initiation
1
Risk Assessment
Risk Identification
2
Business Impact Analysis
3
Develop BCP Capabilities
Recovery Strategies
• Risk Avoidance
• Risk Reduction
• Risk Transfer
4
Recovery Infrastructure
• Network Facilities
• IT Infrastructure
• Office Facilities and others
5
Testing
8
Response Plan
6
Awareness/ Training
7
Plan Maintenance
9
Audit Review
10

From 2005 to 2006, the Group spent around RM50 million in building additional redundancies in network infrastructure and establishing alternate sites, where key operational activities can be resumed in case of any disruption to the Malaysian operations. In addition, critical areas as identified by risk priority were tested to assess the effectiveness of the implemented BC Planning ("BCP") initiatives.

Annually, company-wide crisis simulation exercises involving core divisions in Maxis are conducted whereby the response of the CMT members are put to test. In addition, every year an average of 20 simulation tests of various complexities are conducted on core divisions and their respective critical equipment. Ongoing awareness programmes are also conducted for BC and CMT coordinators and staff nationwide.

The progress of these initiatives is reported monthly to Management and presented quarterly to the BCP Steering Committee, which is chaired by the Chief Operating Officer. In addition, key risks are highlighted to the Audit Committee in conjunction with the Enterprise-wide management process.

Foreign Subsidiaries

The Group's foreign subsidiaries are currently in different phases of implementing Maxis Enterprise Risk Management. Initiatives are underway to align risk management practices of these subsidiaries with the Group by adopting the Maxis Enterprise Risk Management Framework and Principles.

Continued efforts are being taken towards achieving a consistent Group-wide risk management discipline.

Financial Statements **2006**


SW
W
N
NW

Directors' **Report**

The Directors hereby submit their Report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The principal activities of the Company are that of a holder of investments and a provider of services to its subsidiaries. The principal activities of the Group are that of a telecommunications provider for mobile, fixed and international gateway services. Details of the principal activities of the subsidiaries are shown in Note 17 to the financial statements.

There have been no significant changes in the nature of the principal activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM'000	Company RM'000
Profit attributable to equity holders of the Company	**2,103,880**	**1,324,815**
Loss attributable to minority interests	**(96,809)**	**-**
Profit for the financial year	**2,007,071**	**1,324,815**

DIVIDENDS

The dividends on ordinary shares paid or declared by the Company since the end of the previous financial year were as follows:

	RM'000
In respect of the financial year ended 31 December 2005:	
a) Fourth interim gross dividend of 10.42 sen per share, less Malaysian income tax at 28%, paid on 31 March 2006:	
- as shown in the Directors' Report of that year	187,559
- dividend on additional 1,745,000 shares due to employee share options exercised	132
	187,691
b) Final gross dividend of 16.67 sen per ordinary share, less Malaysian income tax at 28%, paid on 16 June 2006:	
- as shown in the Directors' Report of that year	300,059
- dividend on additional 4,772,000 shares due to employee share options exercised	572
	300,631
	488,322

DIVIDENDS (CONTINUED)

	RM'000
In respect of the financial year ended 31 December 2006:	
- First interim gross dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, paid on 30 June 2006	187,947
- Second interim gross dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, paid on 29 September 2006	188,405
- Third interim gross dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, paid on 29 December 2006	189,028
- Fourth interim gross dividend of 10.28 sen per ordinary share, less Malaysian income tax at 27%, paid on 30 March 2007	189,859
	755,239

The Directors now recommend the payment of a final gross dividend of 30.14 sen per ordinary share, less Malaysian income tax at 27%, amounting to approximately RM555 million, which subject to the approval of shareholders at the forthcoming Annual General Meeting of the Company, will be paid on a date to be determined.

RESERVES AND PROVISIONS

All material transfers to or from reserves and provisions during the financial year have been disclosed in the financial statements.

SHARE CAPITAL

During the financial year, the issued and fully paid-up ordinary share capital of the Company was increased from 2,499,988,000 ordinary shares of RM0.10 each to 2,521,321,000 ordinary shares of RM0.10 each by the issuance of 21,333,000 new ordinary shares for cash pursuant to the exercise of options under the Employee Share Option Scheme at exercise prices of between RM4.36 and RM9.04 per ordinary share.

These new ordinary shares issued during the financial year ranked pari passu in all respects with the existing ordinary shares of the Company.

EMPLOYEE SHARE OPTION SCHEME

The Employee Share Option Scheme ("ESOS") was implemented on 1 July 2002 for the benefit of eligible employees and full-time Executive Directors of the Group and of the Company. The ESOS is for a period of ten years and is governed by the ESOS Bye-Laws, which were approved by the shareholders on 27 June 2002. The ESOS Bye-Laws were amended and restated on 7 June 2004.

The ESOS Committee comprising appointed members of the Board was set up to administer the ESOS, who may from time to time offer share options to eligible employees and full-time Executive Directors of the Group and of the Company to subscribe for new ordinary shares in the Company.

Details of the ESOS are set out in Note 24(b) to the financial statements.

The Company has been granted exemption by the Companies Commission of Malaysia from having to disclose in this Report the names of employees who have been granted options in aggregate of less than 150,000 options during the financial year.

EMPLOYEE SHARE OPTION SCHEME (CONTINUED)

The employees who have been granted options in aggregate of 150,000 options or more during the financial year are as follows:

Name	Designation	As at 1.1.2006 '000	Granted '000	Exercised '000	As at 31.12.2006 '000
Y. Bhg. Dato' Jamaludin bin Ibrahim	Group Chief Executive Officer	**2,612**	248[(1)]	(650)	**2,210**
Rossana Annizah binti Ahmad Rashid	Chief Financial Officer	**414**	237[(2)]	-	**651**
Tan Lay Han	Head of Consumer Marketing	**442**	216[(2)]	(110)	**548**
Bartho van Otterdyk	Financial Controller	**195**	186[(3)]	(60)	**321**
Azmi bin Haji Ujang	Head of Human Resources	**526**	180[(2)]	-	**706**
Navin Sonthalia	Head of Corporate Strategy & Business Support	-	159[(1)]	-	**159**
Chow Chee Yan	Head of Internal Audit	**292**	158[(2)]	(30)	**420**
Nikolai Dobberstein	Head of Products & New Businesses	-	156[(3)]	-	**156**
Thomas Schnitker	Head of Consumer Business	-	156[(3)]	-	**156**
Rolf Sverre Marthinusen	Head of Network Engineering & Operations	**249**	150[(4)]	(33)	**366**

The options over shares were granted pursuant to the ESOS and entitled the employees to subscribe for new ordinary shares of RM0.10 at the following exercise price:

(1) RM8.05 per ordinary share.
(2) RM7.70 per ordinary share.
(3) RM7.85 per ordinary share.
(4) RM8.00 per ordinary share.

DIRECTORS

The Directors who have held office during the period since the date of the last Report are as follows:

Non-executive Directors

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail
Augustus Ralph Marshall
Chan Chee Beng
Robert William Boyle (appointed on 23 August 2006)
The Lord Killearn (resigned with effect from 30 November 2006)
Tan Poh Ching (resigned with effect from 1 January 2007)

Executive Directors

Y. Bhg. Dato' Jamaludin bin Ibrahim
Sandip Das (appointed on 27 February 2007)

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company is a party, being arrangements with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, other than for options over shares granted by the Company to eligible employees including eligible Executive Directors of the Group and of the Company pursuant to the ESOS.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit (other than remuneration received or due and receivable by the Directors as shown in Note 8 to the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS IN SHARES

According to the register of Directors' shareholdings, particulars of interests of the Directors who held office at the end of the financial year in shares and options over shares in the Company are as follows:

	Number of ordinary shares of RM0.10 each in the Company			
	As at 1.1.2006 '000	Bought '000	Sold '000	As at 31.12.2006 '000
Direct interest				
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail	**9**	-	-	**9**
Augustus Ralph Marshall	**500**	-	-	**500**[1]
Tan Poh Ching	**500**	-	-	**500**[2]
Chan Chee Beng	**506**	-	(506)[3]	**-**
Y. Bhg. Dato' Jamaludin bin Ibrahim	**750**	650	(450)	**950**[4]

(1) The entire 500,000 ordinary shares of RM0.10 each are held through a nominee, namely, CIMSEC Nominees (Tempatan) Sdn. Bhd.

(2) The entire 500,000 ordinary shares of RM0.10 each are held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn. Bhd.

(3) Transfer of 506,000 ordinary shares of RM0.10 each to his spouse

(4) 100,000 ordinary shares of RM0.10 each are held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn. Bhd. and 850,000 ordinary shares of RM0.10 each are held through a nominee, namely, Citicorp Nominees (Tempatan) Sdn. Bhd.

DIRECTORS' INTERESTS IN SHARES (CONTINUED)

	Number of options over ordinary shares of RM0.10 each in the Company				
	Option Price	As at 1.1.2006 '000	Granted '000	Exercised '000	As at 31.12.2006 '000
Direct interest					
Y.Bhg. Dato'	RM4.36	**1,444**	-	(650)	**794**
Jamaludin bin Ibrahim	RM5.13	**368**	-	-	**368**
	RM8.15	**304**	-	-	**304**
	RM8.69	**496**	-	-	**496**
	RM8.05	-	248	-	**248**
		2,612	248	(650)	**2,210**

Other than as those disclosed above, according to the Register of Directors' shareholdings, none of the other Directors in office at the end of the financial year held any interest in shares and options over shares in the Company or shares and options over shares of its related corporations during the financial year.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business, their values as shown in the accounting records of the Group and of the Company had been written down to an amount which they might be expected so to realise.

At the date of this Report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may affect the ability of the Group or of the Company to meet their obligations when they fall due.

At the date of this Report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS (CONTINUED)
At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in this Report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors:

(a) the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature except as disclosed in Notes 31 and 37 to the financial statements; and

(b) there has not arisen in the interval between the end of the financial year and the date of this Report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this Report is made.

AUDITORS
The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

Signed on behalf of the Board of Directors in accordance with their resolution dated 25 April 2007.

TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
CHAIRMAN

DATO' JAMALUDIN BIN IBRAHIM
DIRECTOR

Kuala Lumpur

Income **Statements**

for the financial year ended 31 December 2006

	Note	Group 2006 RM'000	Group 2005 (restated) RM'000	Company 2006 RM'000	Company 2005 (restated) RM'000
Revenue	6	**7,706,693**	6,370,805	**2,011,834**	1,507,793
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(2,280,387)**	(1,794,078)	**-**	-
Gross profit		**5,426,306**	4,576,727	**2,011,834**	1,507,793
Other operating income		**73,214**	5,165	**4,318**	3,062
Administrative expenses		**(1,546,494)**	(1,227,545)	**(23,765)**	(26,283)
Network operation costs		**(1,057,212)**	(905,701)	**-**	-
Other operating expenses		**(59,316)**	(22,029)	**(6,129)**	(3,134)
Profit from operations	7	**2,836,498**	2,426,617	**1,986,258**	1,481,438
Finance income	10	**155,985**	89,364	**98,596**	45,590
Finance costs	10	**(213,576)**	(65,199)	**(206,334)**	(34,684)
Share of results of associate	31(b)	**11,190**	-	**-**	-
Profit before tax		**2,790,097**	2,450,782	**1,878,520**	1,492,344
Tax expenses	11	**(783,026)**	(836,935)	**(553,705)**	(425,696)
Profit for the financial year		**2,007,071**	1,613,847	**1,324,815**	1,066,648
Attributable to:					
Equity holders of the Company		**2,103,880**	1,648,523	**1,324,815**	1,066,648
Minority interests		**(96,809)**	(34,676)	**-**	-
		2,007,071	1,613,847	**1,324,815**	1,066,648
Earnings per share for profit attributable to the equity holders of the Company:					
- Basic (sen)	12	**83.92**	66.29		
- Diluted (sen)	12	**83.50**	65.79		

The notes on pages 80 to 159 form part of these financial statements.

Balance **Sheets**

as at 31 December 2006

	Note	Group 2006 RM'000	Group 2005 (restated) RM'000	Company 2006 RM'000	Company 2005 (restated) RM'000
ASSETS					
NON-CURRENT ASSETS					
Property, plant and equipment	14	**6,483,981**	4,532,174	**11,634**	14,148
Intangible assets	15	**4,713,872**	1,260,470	**-**	-
Investments in subsidiaries	16	**-**	-	**1,396,666**	1,358,646
Loan to subsidiaries	16	**-**	-	**2,641,499**	532,010
Other investment	18	**3,804**	3,804	**3,804**	3,804
Deferred tax assets	19	**132,830**	198,588	**-**	-
TOTAL NON-CURRENT ASSETS		**11,334,487**	5,995,036	**4,053,603**	1,908,608
CURRENT ASSETS					
Inventories	20	**400,478**	63,045	**-**	-
Receivables, deposits and prepayments	21	**1,088,820**	595,661	**4,654**	19,097
Tax recoverable		**128,620**	27,017	**11,880**	2,652
Amounts due from related parties	22	**4,870**	1,590	**1,327**	3
Amounts due from subsidiaries	16	**-**	-	**1,855,712**	1,863,656
Loans to subsidiaries	16	**-**	-	**224,500**	338,500
Cash and cash equivalents	23	**2,463,426**	3,477,126	**58,577**	1,602,252
TOTAL CURRENT ASSETS		**4,086,214**	4,164,439	**2,156,650**	3,826,160
TOTAL ASSETS		**15,420,701**	10,159,475	**6,210,253**	5,734,768

The notes on pages 80 to 159 form part of these financial statements.

Balance **Sheets**

as at 31 December 2006 (continued)

	Note	Group 2006 RM'000	Group 2005 (restated) RM'000	Company 2006 RM'000	Company 2005 (restated) RM'000
EQUITY					
Share capital		**252,132**	249,999	**252,132**	249,999
Reserves		**6,914,994**	5,803,015	**4,167,775**	3,730,950
Capital and reserves attributable to equity holders of the Company		**7,167,126**	6,053,014	**4,419,907**	3,980,949
MINORITY INTERESTS		**165,231**	239,713	-	-
TOTAL EQUITY		**7,332,357**	6,292,727	**4,419,907**	3,980,949
LIABILITIES					
CURRENT LIABILITIES					
Post-employment benefit obligations	26	**2,630**	-	-	-
Provisions for liabilities and charges	27	**73,381**	70,381	-	-
Payables and accruals	28	**3,346,972**	2,294,463	**9,815**	47,082
Amounts due to related parties	22	**27,476**	32,109	**6,187**	13,877
Amounts due to subsidiaries	16	-	-	**1,024,715**	897,344
Borrowings	29	**2,652,332**	264,349	**152,000**	262,946
Taxation		**210,382**	82,256	-	560
TOTAL CURRENT LIABILITIES		**6,313,173**	2,743,558	**1,192,717**	1,221,809
NON-CURRENT LIABILITIES					
Post-employment benefit obligations	26	**2,212**	1,397	-	-
Provisions for liabilities and charges	27	**116,083**	69,559	-	-
Payables and accruals	28	**132,023**	16,101	-	-
Borrowings	29	**996,358**	537,625	**597,629**	532,010
Loan from a related party	22	**26,101**	24,269	-	-
Deferred tax liabilities	19	**502,394**	474,239	-	-
TOTAL NON-CURRENT LIABILITIES		**1,775,171**	1,123,190	**597,629**	532,010
TOTAL LIABILITIES		**8,088,344**	3,866,748	**1,790,346**	1,753,819
TOTAL EQUITY AND LIABILITIES		**15,420,701**	10,159,475	**6,210,253**	5,734,768

The notes on pages 80 to 159 form part of these financial statements.

Statements of **Changes In Equity**

for the financial year ended 31 December 2006

Group	Note	Number of shares '000	Nominal value RM'000	Share premium RM'000	Other reserves (Note 25) RM'000	Proposed dividend reserve RM'000	Retained earnings RM'000	Total RM'000	Minority interests RM'000	Total equity RM'000
		← Attributable to equity holders of the Company → (Issued and fully paid ordinary shares of RM0.10 each)								
As at 1 January 2005										
- as previously reported		2,475,755	247,576	3,376,455	890	520,511	1,225,598	5,371,030	255	5,371,285
- change in accounting policy	37(e)	-	-	-	-	-	(22,080)	(22,080)	-	(22,080)
- reclassification		-	-	-	-	(520,511)	520,511	-	-	-
- as restated		2,475,755	247,576	3,376,455	890	-	1,724,029	5,348,950	255	5,349,205
Net (expense)/income recognised directly in equity										
- Currency translation differences		-	-	-	(9,724)	-	-	(9,724)	(9,342)	(19,066)
Profit for the financial year		-	-	-	-	-	1,648,523	1,648,523	(34,676)	1,613,847
Total recognised (expense)/income for the financial year		-	-	-	(9,724)	-	1,648,523	1,638,799	(44,018)	1,594,781
ESOS										
- Shares issued		24,233	2,423	126,417	-	-	-	128,840	-	128,840
- Options granted	24(b)(x)	-	-	-	18,209	-	-	18,209	-	18,209
Acquisitions of subsidiaries	31(c)	-	-	-	-	-	-	-	283,476	283,476
Dividends for the financial year ended 2004	13	-	-	-	-	-	(520,864)	(520,864)	-	(520,864)
Dividends for the financial year ended 2005	13	-	-	-	-	-	(560,920)	(560,920)	-	(560,920)
As at 31 December 2005 (as restated)		2,499,988	249,999	3,502,872	9,375	-	2,290,768	6,053,014	239,713	6,292,727

The notes on pages 80 to 159 form part of these financial statements.

Statements of **Changes In Equity**

for the financial year ended 31 December 2006 (continued)

Group	Note	← Attributable to equity holders of the Company → Issued and fully paid ordinary shares of RM0.10 each: Number of shares '000	Nominal value RM'000	Share premium RM'000	Other reserves (Note 25) RM'000	Retained earnings RM'000	Total RM'000	Minority interests RM'000	Total equity RM'000
As at 1 January 2006 (as restated)		2,499,988	249,999	3,502,872	9,375	2,290,768	6,053,014	239,713	6,292,727
Net (expense)/income recognised directly in equity									
- Currency translation differences		-	-	-	(103,911)	-	(103,911)	11,015	(92,896)
Profit for the financial year		-	-	-	-	2,103,880	2,103,880	(96,809)	2,007,071
Total recognised (expense)/ income for the financial year		-	-	-	(103,911)	2,103,880	1,999,969	(85,794)	1,914,175
ESOS									
- Shares issued		21,333	2,133	128,162	(1,804)	-	128,491	-	128,491
- Options granted	24(b)(x)	-	-	-	39,354	-	39,354	-	39,354
Acquisitions of subsidiaries	31(a)	-	-	-	-	-	-	11,312	11,312
Dividends for the financial year ended 2005	13	-	-	-	-	(488,322)	(488,322)	-	(488,322)
Dividends for the financial year ended 2006	13	-	-	-	-	(565,380)	(565,380)	-	(565,380)
As at 31 December 2006		2,521,321	252,132	3,631,034	(56,986)	3,340,946	7,167,126	165,231	7,332,357

The notes on pages 80 to 159 form part of these financial statements.

Statements of **Changes In Equity**

for the financial year ended 31 December 2006

Company	Note	Issued and fully paid ordinary shares of RM0.10 each		Non-distributable		Distributable		
		Number of shares '000	Nominal value RM'000	Share premium RM'000	Share options reserve RM'000	Proposed dividend reserve RM000	Retained earnings RM'000	Total RM'000
As at 1 January 2005								
- as previously reported		2,475,755	247,576	3,376,455	-	520,511	(295,506)	3,849,036
- reclassification		-	-	-	-	(520,511)	520,511	-
- as restated		2,475,755	247,576	3,376,455	-	-	225,005	3,849,036
Profit for the financial year		-	-	-	-	-	1,066,648	1,066,648
ESOS								
- Shares issued		24,233	2,423	126,417	-	-	-	128,840
- Options granted	24(b)(x)	-	-	-	18,209	-	-	18,209
Dividends for the financial year ended 2004	13	-	-	-	-	-	(520,864)	(520,864)
Dividends for the financial year ended 2005	13	-	-	-	-	-	(560,920)	(560,920)
As at 31 December 2005 (as restated)		2,499,988	249,999	3,502,872	18,209	-	209,869	3,980,949

The notes on pages 80 to 159 form part of these financial statements.

Statements of **Changes In Equity**

for the financial year ended 31 December 2006 (continued)

Company	Note	Issued and fully paid ordinary shares of RM0.10 each Number of shares '000	Nominal value RM'000	Non-distributable Share premium RM'000	Share options reserve RM'000	Distributable Retained earnings RM'000	Total RM'000
As at 1 January 2006 (as restated)		2,499,988	249,999	3,502,872	18,209	209,869	3,980,949
Profit for the financial year		-	-	-	-	1,324,815	1,324,815
ESOS							
- Shares issued		21,333	2,133	128,162	(1,804)	-	128,491
- Options granted	24(b)(x)	-	-	-	39,354	-	39,354
Dividends for the financial year ended 2005	13	-	-	-	-	(488,322)	(488,322)
Dividends for the financial year ended 2006	13	-	-	-	-	(565,380)	(565,380)
As at 31 December 2006		2,521,321	252,132	3,631,034	55,759	480,982	4,419,907

The notes on pages 80 to 159 form part of these financial statements.

Cash Flow **Statements**

for the financial year ended 31 December 2006

	Group		Company	
	2006	2005 (restated)	2006	2005 (restated)
	RM'000	RM'000	RM'000	RM'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit for the financial year	**2,007,071**	1,613,847	**1,324,815**	1,066,648
Adjustments for:				
Allowance/(write-back of allowance) (net) for:				
- doubtful debts	**22,545**	(12,756)	**-**	-
- inventories obsolescence	**(4,336)**	(3,570)	**-**	-
- impairment loss on subsidiaries	**-**	-	**1,858**	23
- impairment loss on property, plant and equipment	**-**	(20,499)	**-**	4,651
Amortisation of intangible assets	**21,602**	146,192	**-**	-
Bad debts written off	**17,665**	26,269	**-**	-
Depreciation of property, plant and equipment	**1,014,452**	892,990	**3,502**	3,364
Dividend income	**-**	-	**(2,011,834)**	(1,507,793)
Finance costs	**213,576**	65,199	**206,334**	34,684
Finance income	**(155,985)**	(89,364)	**(98,596)**	(45,590)
(Gain)/loss on disposal of property, plant and equipment	**(4,335)**	2,053	**(830)**	(1,063)
Property, plant and equipment written off	**22,024**	49,041	**94**	-
Provision/(write-back of provision) (net) for:				
- staff incentive scheme	**24,982**	10,692	**-**	-
- site rectification and decommissioning works	**12,304**	13,840	**-**	-
- network construction cost and settlements	**4,472**	(5,200)	**-**	-
Share options	**39,354**	18,209	**4,104**	510
Tax expenses	**783,026**	836,935	**553,705**	425,696
Unrealised loss/(gain) on foreign exchange	**11,643**	(8,864)	**(172)**	(44)
Operating profit/(loss) before working capital changes	**4,030,060**	3,535,014	**(17,020)**	(18,914)

The notes on pages 80 to 159 form part of these financial statements.

Cash Flow **Statements**

for the financial year ended 31 December 2006 (continued)

	Note	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES (Continued)					
Changes in working capital:					
(Increase)/decrease in inventories		**(188,166)**	54,480	**-**	-
(Increase)/decrease in receivables		**(400,224)**	(30,982)	**12,097**	(11,969)
Increase/(decrease) in payables		**395,189**	(88,769)	**(37,726)**	933
Increase in post-employment benefit obligations		**3,445**	1,397	**-**	-
(Increase)/decrease in related parties balances		**(6,081)**	17,957	**(9,014)**	11,286
Decrease in intercompany balances		**-**	-	**479,628**	256,394
Cash flow from operations		**3,834,223**	3,489,097	**427,965**	237,730
Interest received		**175,331**	72,733	**52,791**	7,303
Tax paid		**(653,229)**	(392,414)	**(180)**	(1,120)
Tax refund		**6**	2,723	**-**	2,723
Payments under staff incentive scheme		**(21,729)**	(26,016)	**-**	-
Payment under site rectification and decommissioning works		**(5,986)**	(3,819)	**-**	-
Dividends received		**-**	-	**1,108,601**	1,111,622
Net cash flow from operating activities		**3,328,616**	3,142,304	**1,589,177**	1,358,258
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		**(2,080,976)**	(1,145,960)	**(1,386)**	(1,478)
Proceeds from disposal of property, plant and equipment		**6,307**	33,029	**1,133**	12,658
Subscription of shares in subsidiaries	17	**-**	-	**(3,332)**	(940)
Acquisitions of subsidiaries	31	**(2,725,214)**	7,143	**-**	-
Loans to subsidiaries		**-**	-	**(2,418,882)**	-
Partial loan repayment from subsidiaries		**-**	-	**266,000**	190,000
Purchase of spectrum rights		**(797,784)**	-	**-**	-
Partial payment of the 3G spectrum assignment license fees in Malaysia		**(8,000)**	(8,000)	**-**	-
Pledged deposits placed with licensed banks		**(177,477)**	-	**-**	-
Net cash flow (used in)/from investing activities		**(5,783,144)**	(1,113,788)	**(2,156,467)**	200,240

The notes on pages 80 to 159 form part of these financial statements.

Cash Flow **Statements**

for the financial year ended 31 December 2006

	Note	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
CASH FLOWS FROM FINANCING ACTIVITIES					
Drawdown of borrowings		**2,739,118**	988,010	**251,662**	988,010
Repayment of borrowings		**(266,000)**	(828,558)	**(266,000)**	(190,000)
Repayment of lease financing		**(1,800)**	-	**-**	-
Loan from a related party		**-**	24,269	**-**	-
Interest paid		**(234,142)**	(41,680)	**(37,013)**	(22,413)
Syndicated loans documentation fees paid		**(84)**	(5,708)	**(84)**	(4,795)
Dividends paid		**(1,053,702)**	(1,054,251)	**(1,053,702)**	(1,054,251)
Proceeds from issuance of shares pursuant to ESOS		**128,491**	128,840	**128,491**	128,840
Net cash flow from/(used in) financing activities		**1,311,881**	(789,078)	**(976,646)**	(154,609)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(1,142,647)**	1,239,438	**(1,543,936)**	1,403,889
EFFECTS OF EXCHANGE RATE CHANGES		**(48,530)**	(583)	**261**	-
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR		**3,477,126**	2,238,271	**1,602,252**	198,363
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	23	**2,285,949**	3,477,126	**58,577**	1,602,252

The notes on pages 80 to 159 form part of these financial statements.

1 GENERAL INFORMATION

The principal activities of the Company are that of a holder of investments and a provider of services to its subsidiaries. The principal activities of the Group are that of a telecommunications provider for mobile, fixed and international gateway services. The Group is engaged in mobile telecommunications and related businesses in Malaysia, India and Indonesia. The Group also has fixed and international gateway businesses in Malaysia. Details of the principal activities of the subsidiaries are shown in Note 17 to the financial statements.

There have been no significant changes in the nature of the principal activities of the Group and of the Company during the financial year.

The Company is a public limited liability company, incorporated and domiciled in Malaysia, and is listed on the Main Board of Bursa Malaysia Securities Berhad.

The address of the registered office of business of the Company is as follows:

Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

The address of the principal place of business of the Company is as follows:

Level 8, 10 - 23, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

2 BASIS OF PREPARATION

The financial statements of the Group and of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and Financial Reporting Standards ("FRS"), the Malaysian Accounting Standards Board ("MASB") Approved Accounting Standards in Malaysia for Entities Other than Private Entities. The financial statements have been prepared under the historical cost convention except as disclosed in the summary of significant accounting policies in Note 3 to the financial statements.

The preparation of financial statements in conformity with FRS requires the use of critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported financial year. It also requires Directors to exercise their judgement in the process of applying the Group and the Company's accounting policies. Although these estimates are based on the Directors' best knowledge of current events and actions, actual results may differ from those estimates.

In particular, areas involving a high degree of judgement or complexity or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4 to the financial statements.

(i) Standards, amendments to published standards and Issues Committee ("IC") interpretations to the existing standards that are effective and applicable to the Group

The new accounting standards, amendments to published standards and interpretations to existing standards effective and applicable for the Group's financial year beginning on or after 1 January 2006 are as follows:

- FRS 2 – Share-based Payment
- FRS 3 – Business Combinations
- FRS 5 – Non-current Assets Held for Sale and Presentation of Discontinued Operations
- FRS 101 – Presentation of Financial Statements

2 BASIS OF PREPARATION (CONTINUED)

(i) Standards, amendments to published standards and Issues Committee ("IC") interpretations to the existing standards that are effective and applicable to the Group (continued)

- FRS 102 – Inventories
- FRS 108 – Accounting Policies, Changes in Accounting Estimates and Errors
- FRS 110 – Events After the Balance Sheet Date
- FRS 116 – Property, Plant and Equipment
- FRS 121 – The Effects of Changes in Foreign Exchange Rates
- FRS 127 – Consolidated and Separate Financial Statements
- FRS 128 – Investment in Associates
- FRS 132 – Financial Instruments: Disclosure and Presentation
- FRS 133 – Earnings per Share
- FRS 136 – Impairment of Assets
- FRS 138 – Intangible Assets
- IC 112 – Consolidation – Special Purpose Entities
- IC 115 – Operating Leases – Incentives
- IC 125 – Income Taxes – Changes in the Tax Status of an Entity or its Shareholders
- IC 127 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease

All changes in accounting policies have been made in accordance with the transition provisions in the respective standards, amendments to published standards and interpretations. All standards, amendments and interpretations adopted by the Group require retrospective application other than:

- FRS 2 – retrospective application for all equity instruments granted after 31 December 2004 and not vested at 1 January 2006;
- FRS 3 – prospectively for business combinations for which the agreement date is on or after 1 January 2006;
- FRS 116 – the exchange of property, plant and equipment is accounted at fair value prospectively;
- FRS 121 – prospective accounting for goodwill and fair value adjustments as part of foreign operations; and
- FRS 136 & 138 – applies to goodwill and intangible assets acquired in business combinations for which the agreement date is on or after 1 January 2006 and all other assets prospectively from 1 January 2006.

A summary of the impact of the above new and revised standards, interpretations and the effects on the financial statements of the Group and of the Company is set out in Note 37 to the financial statements.

(ii) Standards, amendments to published standards and interpretations to existing standards that are not yet effective and have not been early adopted

The new standards, amendments to published standards and interpretations that are mandatory for the Group's financial periods beginning on or after 1 January 2007 or later periods, but which the Group has not early adopted, are as follows:

- FRS 117 – Leases (effective for accounting periods beginning on or after 1 October 2006). This standard requires the classification of leasehold land as prepaid lease payments. The Group will apply this standard from financial periods beginning on 1 January 2007;

- FRS 124 – Related Party Disclosures (effective for accounting periods beginning on or after 1 October 2006). This standard will affect the identification of related parties and some other related party disclosures. The Group will apply this standard from financial periods beginning on 1 January 2007;

2 BASIS OF PREPARATION (CONTINUED)

(ii) Standards, amendments to published standards and interpretations to existing standards that are not yet effective and have not been early adopted (continued)

- Amendment to FRS 119_{2004} – Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures (effective for accounting periods beginning on or after 1 January 2007). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It imposes additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The Group will apply this standard from financial periods beginning on 1 January 2007; and

- FRS 139 – Financial Instruments: Recognition and Measurement (effective date yet to be determined by Malaysian Accounting Standards Board). This new standard establishes principles for recognising and measuring financial assets, financial liabilities and some contracts to buy and sell non-financial items. Hedge accounting is permitted only under strict circumstances. The Group will apply this standard when it becomes effective.

(iii) Standards that are not yet effective and not relevant for the Group's operations

- FRS 6 – Exploration for and Evaluation of Mineral Resources (effective for accounting periods beginning on or after 1 January 2007). FRS 6 is not relevant to the Group's operations as the Group does not carry out exploration for and evaluation of mineral resources.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise stated in Note 37 to the financial statements, the following accounting policies have been applied consistently in dealing with items that are considered material in relation to the financial statements.

(a) Basis of consolidation

The Group financial statements include the financial statements of the Company, its subsidiaries and its associates for the entire financial year.

(i) Subsidiaries

Subsidiaries are those corporations or entities in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated using the purchase method of accounting.

Under the purchase method of accounting, the results of subsidiaries acquired or disposed during the financial year are included in the consolidated income statement from the date of acquisition or the date in which control is transferred to the Group, up to the date of their disposal or the date in which control ceases.

At the date of acquisition, the fair values of the subsidiaries' identifiable assets, liabilities and contingent liabilities are determined and these values are reflected in the consolidated financial statements. At the same time, the cost of an acquisition is measured as fair value of the assets given and liabilities incurred or assumed, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the Group's share of the subsidiaries' identifiable net assets at the date of acquisition is reflected as goodwill on consolidation. Goodwill is included in the balance sheet as an intangible asset. See accounting policy Note 3(t) on intangible assets.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a) Basis of consolidation (continued)

(i) Subsidiaries (continued)

Minority interest at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interest in the results of the Group is presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interest and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

All intragroup transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transactions provide evidences of an impairment of the asset transferred. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies with those of the Group.

Gain or loss on disposal of a subsidiary is determined by comparing the net disposal proceeds and the Group's share of its net assets at the date of disposal. The difference is included in the income statement.

(ii) Associates

Associates are those corporations, partnerships or other entities in which the Group exercises significant influence, but which it does not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Significant influence is the power to participate in the financial and operating policy decisions of the associates but not the power to exercise control over those policies.

An investment in associate is accounted for using the equity method of accounting and is initially recognised at cost.

The Group's share of its associate post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against carrying amount of the investment.

Unrealised gains on transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate. Where necessary, in applying the equity method, adjustments are made to the financial statements of an associate to ensure consistency of accounting policies with those of the Group.

(b) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure that is directly attributable to the acquisition of property, plant and equipment. The cost of certain property, plant and equipment items include the costs of dismantling and removing the item and restoring the sites on which these items are located. These costs are due to obligations incurred either when the items were installed or as a consequence of having used these items during a particular period.

Certain telecommunication assets are stated at the amount of cash or cash equivalent that would have to be paid if the same or an equivalent asset was acquired. Included in telecommunications equipment are purchased computer software costs which are integral to these telecommunications equipment.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Property, plant and equipment (continued)

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the period in which they are incurred.

Freehold land is not depreciated as it has an infinite life.

Long term leasehold land is land with a remaining lease period exceeding fifty years. Leasehold land is amortised in equal instalments over the period of the lease on a straight line method, summarised as follows:

Long term leasehold land	57 – 96 years
Short term leasehold land	29 – 50 years

All property, plant and equipment are depreciated on the straight line method to write off the cost of each category of assets to its residual value over its estimated useful life, summarised as follows:

Buildings	20 – 50 years
Telecommunications equipment	4 – 10 years
Submarine cables (included within telecommunications equipment)	10 – 25 years
Site rectification and decommissioning works (included within telecommunications equipment)	15 years
Motor vehicles	5 years
Office furniture, fittings and equipment	3 – 7 years

Capital work-in-progress comprising mainly telecommunications equipment, submarine cables and renovations, are not depreciated until they are ready for their intended use.

Residual values and useful lives are reassessed and adjusted, if appropriate at each balance sheet date.

At each balance sheet date, the Group assesses whether there is any impairment. Where an indication of impairment exists, the carrying amount of the asset is assessed and written down immediately to its recoverable amount. See accounting policy Note 3(v) on impairment of assets.

Gains and losses on disposals are determined by comparing proceeds with carrying amounts and are included in profit/(loss) from operations.

(c) Income taxes

Current tax expenses are determined according to the tax laws of each jurisdiction in which the Group operates and include all taxes based upon the taxable profits (including withholding taxes payable by a foreign subsidiary or associate on distribution of retained earnings to companies in the Group), and real property gains taxes payable on disposal of properties.

Deferred tax is recognised in full, using the liability method, on temporary differences arising between the amounts attributed to assets and liabilities for tax purposes and their carrying amounts in the financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences or unused tax losses can be utilised.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Income taxes (continued)

Deferred tax is recognised on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is determined using tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

(d) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). These financial statements are presented in Ringgit Malaysia ("RM"), which is the Company's functional and presentation currency.

(ii) Transactions and balances

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities exchange rates prevailing at the date of the transactions.

Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into the functional currency at exchange rates ruling at the date.

Exchange differences arising from the settlement of foreign currency transactions and the translation of monetary assets and liabilities denominated in foreign currencies at year end are recognised in the income statement.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after 1 January 2006 are treated as assets and liabilities of the foreign entity and translated at the closing rate.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Foreign currencies (continued)

(iv) Closing rates

The principal closing rates used in translation of foreign currency amounts were as follows:

Foreign currency	2006 RM	2005 RM
1 Euro (EURO)	**4.66**	4.48
1 Pound Sterling (GBP)	**6.92**	6.51
1 Special Drawing Right (SDR)	**5.31**	5.40
1 United States Dollar (USD)	**3.53**	3.78
100 Indian Rupee (INR)	**7.97**	n/a
100 Indonesian Rupiah (IDR)	**0.04**	0.04

(e) Investments in subsidiaries and associates

Investments in subsidiaries and associates are stated at cost. Where an indication of impairment exists, the carrying amount of the investment is assessed and written down immediately to its recoverable amount. See accounting policy Note 3(v) on impairment of assets.

(f) Other investment

Other non-current investment is shown at cost and allowance is only made where, in the opinion of the Directors, there is a decline other than temporary in the value of such investments. Where there has been a decline other than temporary in the value of an investment, such a decline is recognised as an expense in the period in which the decline is identified.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged/credited to the income statement.

(g) Inventories

Inventories, which comprise telecommunications components and incidentals, are stated at the lower of cost and net realisable value. Cost includes the actual cost of materials and incidentals in bringing the inventories to their present location and condition, and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h) Finance leases and hire purchase agreements

Leases and hire purchase of property, plant and equipment where the Group assumes substantially all benefits and risks of ownership are classified as finance leases.

Finance leases are capitalised at the inception of the lease at the lower of the fair value and the present value of the minimum lease payment. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate of interest on the finance lease balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance charge is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Property, plant and equipment acquired under finance leases or hire purchase agreements are depreciated over the useful life of the asset.

(i) Operating leases

Leases of assets where a significant portion of risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the lease period.

3 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

(j) Deposits, bank and cash balances

Deposits, bank and cash balances comprise cash on hand, deposits held at call with licensed banks, other short term, highly liquid investments with original maturities of three months or less and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet. For the purposes of the cash flow statements, cash and cash equivalents are presented net of pledged deposits.

(k) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of sales and service taxes, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Telecommunications revenue

Revenues of mobile postpaid services and fixed services are recognised at the time of customer usage and when services are rendered. Service discounts and incentives are accounted as a reduction of revenue when granted.

Unutilised amounts on certain mobile postpaid rate plans are deferred up to one month. Unutilised amounts exceeding one month are recognised as breakage revenue.

Revenue of mobile prepaid services comprises sales of starter packs and prepaid top-up-tickets. Revenue from sales of starter packs is recognised at the point of sale to third parties. Revenue from sales of prepaid top-up-tickets is recognised when services are rendered. The credits on prepaid top-up tickets can be deferred up to a maximum of 90 days from the activation date of the prepaid top-up-tickets. Subsequently, any unutilised credits will be recognised in the income statement as breakage revenue.

Unutilised credits of prepaid top-up-tickets sold to customers and distributors and unutilised airtime on certain postpaid rate plans which have been deferred as described above are recognised as deferred income.

Revenue earned from carriers for international gateway services is recognised at the time in which calls occur and when services are rendered.

(ii) Dividend income

Dividend income is recognised when the Group's right to receive payment is established.

(iii) Interest income

Interest income is recognised on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

(l) Receivables

Receivables are carried at invoice amount and/or income earned less an allowance for doubtful debts. The allowance is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Bad debts are written off once it has been determined that the receivables cannot be recovered.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Provisions for liabilities and charges

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation and when a reliable estimate of the amount can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

(i) Site rectification and decommissioning works

Provision for site rectification works is based on management's best estimate and the past trend of costs for rectification works to be carried out to fulfil new regulatory guidelines and requirements imposed after network cell sites were built.

Provision for decommissioning works is the estimated costs of dismantling and removing the structures on identified sites and restoring these sites. This obligation is incurred by an entity either when the items are installed or as a consequence of having used the items during a particular period.

(ii) Network construction costs and settlements

Provisions for network construction costs and settlements are made in respect of network construction projects which are under notices of termination, legal claims, negotiations for settlements and costs in respect of obligations under network construction contracts.

(iii) Staff incentive scheme

Provision for staff incentive scheme is based on management's best estimate of the amount payable as at balance sheet date based on the performance of individual employees and financial performance of the Group.

(n) Financial instruments

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

A financial asset is any asset that is cash, a contractual right to receive cash or another financial asset from another enterprise, a contractual right to exchange financial instruments with another enterprise under conditions that are potentially favourable, or an equity instrument of another enterprise.

A financial liability is any liability that is a contractual obligation to deliver cash or another financial asset to another enterprise, or to exchange financial instruments with another enterprise under conditions that are potentially unfavourable.

(i) Financial instruments recognised on the balance sheet

The particular recognition method adopted for financial instruments recognised on the balance sheet are disclosed in the individual accounting policy statements associated with each item.

For foreign currency forward contracts, the Group enters into such contracts to hedge the movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Gains and losses on foreign currency forward contracts entered into as hedges of foreign currency monetary items are recognised in the financial statements when the exchange differences of the hedged monetary items are recognised in the financial statements.

(ii) Financial instruments not recognised on the balance sheet

The Group is a party to financial instruments that comprise interest rate and cross currency interest rate swap contracts. These financial instruments are not recognised in the financial statements on inception, except for derivative financial instruments which are used to hedge certain monetary assets or liabilities.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Financial instruments (continued)

(ii) Financial instruments not recognised on the balance sheet (continued)

Interest rate and cross currency interest rate swap contracts

Any differential to be paid or received on an interest rate and/or a cross currency interest rate swap contract is recognised as a component of interest income or expense over the period of the contract. Gains and losses on early termination of these contracts or on repayment of the borrowings are taken to the income statement.

(iii) Fair value estimation for disclosure purposes

In assessing the fair value of financial instruments, the Group makes certain assumptions and applies the estimated discounted value of future cash flows to determine the fair value of financial instruments. The fair values of financial assets and financial liabilities are estimated by discounting future cash flows at the current market interest rate available to the Group.

The face values for financial assets and financial liabilities with a maturity of less than one year are assumed to approximate their fair values.

(o) Payables

Payables, including accruals, represent liabilities for goods received and services rendered to the Group prior to the end of the financial year and which remain unpaid.

(p) Borrowings

Borrowings are initially recognised based on proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings.

Interest, dividends, losses and gains relating to a financial instrument, or a component part, classified as a liability is reported within finance cost in the income statement.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(q) Share capital

(i) Classification

Ordinary shares and non-redeemable preference shares with discretionary dividends are classified as equity. Other shares are classified as equity and/or liability according to the economic substance of the particular instrument. Distributions to holders of a financial instrument classified as an equity instrument are charged directly to equity.

(ii) Share issue costs

External costs directly attributable to the issue of new shares and share options are deducted, net of tax, against proceeds and shown in equity.

(iii) Dividends to shareholders of the Company

Dividends on ordinary shares are recognised as liabilities in the period they are declared. Dividends on redeemable preference shares are recognised on an accrual basis as a liability and are reported as finance costs in the income statement.

(r) Redeemable preference shares

Redeemable preference shares which provide for mandatory redemption are recorded as liabilities, as they are in substance, borrowings.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Employee benefits

(i) Short term employee benefits

Wages, salaries, paid annual leaves, bonuses and non-monetary benefits are accrued in the financial year in which the associated services are rendered by employees including full-time Executive Directors of the Group. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(ii) Post-employment benefits

The Group has various post-employment benefit schemes in accordance with local conditions and practices in the countries in which it operates. These benefit plans are either defined contribution or defined benefit plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that defines an amount of pension benefit to be provided, usually as a function of one or more factors such as age, years of service or compensation.

Defined contribution plans

The Group's contributions to defined contribution plans are charged to the income statement in the period to which they relate. Once the contributions have been paid, the Group has no further payment obligations.

Defined benefit plans

The liability in respect of a defined benefit plan is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service costs. The Group determines the present value of the defined benefit obligation and the fair value of any plan assets with sufficient regularity such that the amounts recognised in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date.

The defined benefit obligation, calculated using the projected unit credit method, is determined by independent actuaries, considering the estimated future cash outflows using market yields at balance sheet date of government securities which have currency and terms to maturity approximating the terms of the related liability.

Plan assets in excess of the defined benefit obligation are subject to the asset limitation specified in FRS 119_{2004}.

Actuarial gains and losses arise from experience adjustments and changes in actuarial assumptions. The amount of net actuarial gains and losses recognised in the income statement is determined by the corridor method in accordance with FRS 119_{2004} and is charged or credited to income over the average remaining service lives of the related employees participating in the defined benefit plan.

Past service costs are recognised immediately in the income statement, unless the changes to the plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight line basis over the vesting period.

Termination benefits

Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Employee benefits (continued)

(iii) Share-based compensation

The Group operates an equity-settled, share-based compensation plan for the eligible employees and full-time Executive Directors of the Group and of the Company, pursuant to the Maxis Employee Share Option Scheme ("ESOS"). Where the Company pays for services of its employees using share options, the fair value of the employee services rendered in exchange for the grant of the share option is recognised as an expense in the income statement over the vesting periods of the grants, with a corresponding increase in equity.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the share option at the date of the grant and the number of share options to be vested by vesting date. At balance sheet date, the Group revises its estimate of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period. The change in accounting policy is applied retrospectively only for those share options granted after 31 December 2004 which have not vested as of 1 January 2006 as provided in the transitional provision of FRS 2 – Share-based Payment (see Note 37 to the financial statements).

The fair value of employee share options is measured using a modified Black Scholes model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends and the risk-free interest rate (based on government securities). Non-market vesting conditions attached to the transactions are not taken into account in determining fair value.

(t) Intangible assets

(i) Goodwill

Goodwill arises on the acquisitions of subsidiaries and it represents the excess of the cost of the acquisition over the Group's interest in the fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition.

Goodwill is measured at cost less any accumulated impairment losses. When the excess is negative (negative goodwill), it is recognised immediately in the income statement.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing and is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. See accounting policy Note 3(v) on impairment of assets.

(ii) Spectrum rights

Expenditures incurred in acquiring spectrum rights are capitalised as intangible assets and are amortised using the straight line method over the shorter of their estimated useful life or spectrum assignment period, commencing from the launch of commercial services on the related networks. The spectrum rights are tested annually for impairment or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

(u) Government grants

As a Universal Service Provider ("USP"), the Group is entitled to claim certain qualified expenses from the relevant authorities in relation to a USP project. The claim qualifies as a government grant and is recognised at its fair value where there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Government grants (continued)

Government grants relating to costs are deferred and recognised in the income statement over the financial period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of assets are included as deferred income and are credited to the income statement on the straight line basis over the expected useful lives of the related assets.

(v) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Any impairment loss is charged to the income statement. Impairment losses on goodwill are not reversed. In respect of other assets, any subsequent increase in recoverable amount is recognised in the income statement to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation and amortisation, if no impairment loss had been recognised.

(w) Contingent liabilities

The Group does not recognise a contingent liability but discloses its existence in the financial statements. A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by uncertain future events beyond the control of the Group or a present obligation that is not recognised because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in the extremely rare circumstance where there is a liability that cannot be recognised because it cannot be measured reliably.

In the acquisition of subsidiaries by the Group under a business combination, the contingent liabilities assumed are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

The Group recognises separately the contingent liabilities of the acquiree as part of allocating the cost of a business combination where their fair values can be measured reliably. Where the fair values cannot be measured reliably, the resulting effect will be reflected in the goodwill arising from the acquisition.

Subsequent to the initial recognition, the Group measures the contingent liabilities that are recognised separately at the date of acquisition at the higher of the amount that would be recognised in accordance with the provisions of FRS 137_{2004} and the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with FRS 118_{2004}.

(x) Segment reporting

Segment reporting is presented for enhanced assessment of the Group's risks and returns. A business segment provides services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that are different from those components operating in other economic environments.

Segment revenue, expense, assets and liabilities are those amounts resulting from the operating activities of a segment that are directly attributable to the segment and the relevant portion that can be allocated on a reasonable basis to the segment. Segment revenue, expense, assets and liabilities are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process, except to the extent that such intragroup balances and transactions are between group companies within a single segment.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated by the Directors and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimate will, by definition, rarely equal the related actual results. To enhance the information content of the estimates, certain key variables that are anticipated to have material impact to the Group's results and financial position are tested for sensitivity to changes in the underlying parameters. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

(a) Impairment test on goodwill

The Group tests goodwill for impairment annually in accordance with its accounting policy. More regular reviews are performed if events indicate that this is necessary.

The recoverable amounts of cash generating units were determined based on the value in use calculations. The calculations require the use of estimates and the sensitivity to changes in underlying parameters are set out in Note 15 to the financial statements.

(b) Provisions

The Group recognises provisions when it has a present legal or constructive obligation arising as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. The recording of provisions requires the application of judgements about the ultimate resolution of these obligations. As a result, provisions are reviewed at each balance sheet date and adjusted to reflect the Group's current best estimate.

(c) Contingent liabilities

Determination of the treatment of contingent liabilities in the financial statements is based on the management's view of the expected outcome of the applicable contingency.

The Group consults with legal counsel on matters related to litigation and other experts both within and outside the Group with respect to matters in the ordinary course of business.

(d) Allowance for doubtful debts

The Group assesses at each balance sheet date whether there is objective evidence that trade receivables have been impaired. Impairment loss is calculated based on a review of the current status of existing receivables and historical collections experience. Such provisions are adjusted periodically to reflect the actual and anticipated impairment.

(e) Estimated useful lives of property, plant and equipment

The Group has substantial investments in telecommunications and network equipment. Changes in technology or changes in the intended use of these assets may cause the estimated period of use or value of these assets to change.

A reduction in the estimated useful lives of property, plant and equipment would increase the recorded depreciation and decrease the non-current assets.

(f) Taxation

(i) Deferred tax assets

Deferred tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. This involves judgement regarding the future financial performance of the particular entity in which the deferred tax asset has been recognised.

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

(f) Taxation (continued)

(ii) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgement is involved in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5 SEGMENT REPORTING

The Group operates in three key segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately.

Inter-segment revenues comprise network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated based on an equitable basis of allocation.

(a) Business segments

Revenue

	External revenue RM'000	Inter-segment revenue RM'000	Total revenue RM'000
2006			
Mobile services	**7,275,496**	**61,184**	**7,336,680**
Fixed services	**170,535**	**45,305**	**215,840**
International gateway services	**260,662**	**211,173**	**471,835**
Other operations	**-**	**161,380**	**161,380**
Eliminations	**-**	**(479,042)**	**(479,042)**
	7,706,693	**-**	**7,706,693**
2005			
Mobile services	5,983,466	87,552	6,071,018
Fixed services	171,356	29,186	200,542
International gateway services	215,983	188,590	404,573
Other operations	-	77,252	77,252
Eliminations	-	(382,580)	(382,580)
	6,370,805	-	6,370,805

5 SEGMENT REPORTING (CONTINUED)

(a) Business segments (continued)

Results

	2006 RM'000	2005 (restated) RM'000
Mobile services	**2,844,739**	2,424,351
Fixed services	**(31,386)**	(15,402)
International gateway services	**48,300**	48,101
Other operations	**(25,155)**	(30,560)
Eliminations	**-**	127
Results from operating activities	**2,836,498**	2,426,617
Finance income	**155,985**	89,364
Finance costs	**(213,576)**	(65,199)
Share of results of associate	**11,190**	-
Profit before tax	**2,790,097**	2,450,782
Tax expenses	**(783,026)**	(836,935)
Profit for the financial year	**2,007,071**	1,613,847

Other information

	2006 RM'000	2005 (restated) RM'000
Segment assets		
Mobile services	**13,867,973**	7,066,283
Fixed services	**673,003**	827,691
International gateway services	**251,217**	176,716
Other operations	**367,058**	1,863,180
	15,159,251	9,933,870
Unallocated assets	**261,450**	225,605
	15,420,701	10,159,475
Segment liabilities		
Mobile services	**3,359,205**	2,132,967
Fixed services	**189,901**	194,812
International gateway services	**58,441**	52,823
Other operations	**119,331**	127,668
	3,726,878	2,508,270
Unallocated liabilities	**4,361,466**	1,358,478
	8,088,344	3,866,748

5 SEGMENT REPORTING (CONTINUED)

(a) Business segments (continued)

Other information (continued)

	2006 RM'000	2005 (restated) RM'000
Capital expenditure		
Mobile services	**6,548,223**	1,377,831
Fixed services	**61,923**	84,078
International gateway services	**8,373**	8,069
Other operations	**1,386**	1,732
	6,619,905	1,471,710
Depreciation and amortisation		
Mobile services	**910,453**	918,276
Fixed services	**75,270**	73,591
International gateway services	**21,249**	18,499
Other operations	**29,082**	28,816
	1,036,054	1,039,182

Significant non-cash items are as follows:

	Mobile services RM'000	Fixed services RM'000	International gateway services RM'000	Other operations RM'000	Group RM'000
2006					
Bad debts written off	**12,620**	**4,848**	**190**	**7**	**17,665**
Share options	**29,538**	**3,570**	**778**	**5,468**	**39,354**
Property, plant and equipment written off	**7,890**	**13,992**	**-**	**142**	**22,024**
Provision for:					
- staff incentive scheme	**18,474**	**1,858**	**590**	**4,060**	**24,982**
- site rectification and decommissioning works	**8,897**	**2,160**	**-**	**1,247**	**12,304**
- network construction cost and settlements	**-**	**4,472**	**-**	**-**	**4,472**
Allowance/(write-back of allowance) (net) for:					
- doubtful debts	**39,916**	**(12,542)**	**(4,829)**	**-**	**22,545**
- inventories obsolescence	**(3,907)**	**(429)**	**-**	**-**	**(4,336)**
Unrealised loss/(gain) on foreign exchange	**13,397**	**(182)**	**(1,355)**	**(217)**	**11,643**

5 SEGMENT REPORTING (CONTINUED)

(a) Business segments (continued)

	Mobile services RM'000	Fixed services RM'000	International gateway services RM'000	Other operations RM'000	Group RM'000
2005 - restated					
Bad debts written off	23,939	2,217	113	-	26,269
Share options	14,816	1,765	377	1,251	18,209
Property, plant and equipment written off	27,709	19,825	1,507	-	49,041
Provision/(write-back of provision) (net) for:					
- staff incentive scheme	6,837	502	260	3,093	10,692
- site rectification and decommissioning works	5,626	8,214	-	-	13,840
- network construction cost and settlements	-	(5,200)	-	-	(5,200)
Allowance/(write-back of allowance) (net) for:					
- doubtful debts	(535)	(5,012)	(7,209)	-	(12,756)
- inventories obsolescence	(4,919)	1,349	-	-	(3,570)
Unrealised gain on foreign exchange	(8,739)	(68)	(53)	(4)	(8,864)

(b) Geographical segments

The Group's business segments operate substantially from Malaysia and India. In determining the geographical segments of the Group, revenues are based on the country in which the customer or international operator is located. Total assets and capital expenditure are determined based on where the assets are located.

2006	Revenue RM'000	Capital expenditure RM'000	Total assets RM'000
Malaysia	**6,502,952**	**997,455**	**8,131,059**
India	**747,909**	**5,052,788**	**6,085,059**
Other countries	**455,832**	**569,662**	**943,133**
	7,706,693	**6,619,905**	**15,159,251**
Unallocated assets			**261,450**
			15,420,701
2005 - restated			
Malaysia	5,995,899	1,142,574	9,169,732
Other countries	374,906	329,136	764,138
	6,370,805	1,471,710	9,933,870
Unallocated assets			225,605
			10,159,475

5 SEGMENT REPORTING (CONTINUED)

(b) Geographical segments (continued)

Prior year's segment data presented for comparative purposes has been restated to take into account the effect of changes in accounting policies as set out in Note 37(f) to the financial statements.

6 REVENUE

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Mobile services	**7,275,496**	5,983,466	**-**	-
Fixed services	**170,535**	171,356	**-**	-
International gateway services	**260,662**	215,983	**-**	-
Dividend income from subsidiaries	**-**	-	**2,011,834**	1,507,793
	7,706,693	6,370,805	**2,011,834**	1,507,793

7 PROFIT FROM OPERATIONS

The following items have been charged/(credited) in arriving at the profit from operations:

	Note	Group		Company	
		2006 RM'000	2005 (restated) RM'000	2006 RM'000	2005 (restated) RM'000
Allowance/(write-back of allowance)(net) for:					
- doubtful debts		**22,545**	(12,756)	**-**	-
- inventories obsolescence		**(4,336)**	(3,570)	**-**	-
- impairment loss on subsidiaries		**-**	-	**1,858**	23
- impairment loss on property, plant and equipment		**-**	(20,499)	**-**	4,651
Amortisation of intangible assets	15	**21,602**	146,192	**-**	-
Auditors' remuneration					
- fees for statutory audits					
- auditors		**960**	785	**175**	165
- others		**767**	209	**-**	-
- fees for other services					
- auditors [(1)]		**2,372**	4,403	**851**	4,029
- others [(2)]		**2,083**	1,647	**-**	117
Bad debts written off		**17,665**	26,269	**-**	-
Depreciation of property, plant and equipment	14	**1,014,452**	892,990	**3,502**	3,364
(Gain)/loss on disposal of property, plant and equipment		**(4,335)**	2,053	**(830)**	(1,063)
Loss/(gain) on foreign exchange					
- realised		**3,517**	107	**(141)**	(27)
- unrealised		**11,643**	(8,864)	**(172)**	(44)
Other operating income					
- government grant		**(1,809)**	(1,763)	**-**	-
- project consultancy services		**(68,639)**	-	**-**	-
Property, plant and equipment written off		**22,024**	49,041	**94**	-

7 PROFIT FROM OPERATIONS (CONTINUED)

		Group		Company	
	Note	2006 RM'000	2005 (restated) RM'000	2006 RM'000	2005 (restated) RM'000
Provision/(write-back of provision)(net) for:					
- staff incentive scheme		**24,982**	10,692	**-**	-
- site rectification and decommissioning works		**12,304**	13,840	**-**	-
- network construction cost and settlements		**4,472**	(5,200)	**-**	-
Rental income from property, plant and equipment		**-**	-	**(3,437)**	(3,035)
Rental of land and buildings		**46,278**	37,303	**22,380**	26,775
Rental of equipment		**44,196**	35,864	**176**	247
Rental of network cell sites		**139,243**	102,301	**-**	-
Sales and marketing expenses		**440,169**	262,850	**-**	-
Staff cost	9	**436,788**	297,469	**4,318**	1,780

(1) Fees incurred in connection with performance of quarterly reviews, financial due diligence, reporting accountants and regulatory compliance audits paid or payable to PricewaterhouseCoopers ("PwC") Malaysia, auditors of the Group and of the Company.

(2) Fees incurred for assisting the Group in connection with revenue assurance reviews and tax compliance and advisory services paid or payable to member firms of PwC International Limited which is a separate and independent legal entity from PwC Malaysia.

The Audit Committee in ensuring the independence of the Group's external auditors are consistently maintained, has set out clear policies and guidelines as to the type of non-audit services that can be offered as well as a structured approval process that has to be adhered to before any such non-audit services are commissioned. Under these policies and guidelines, non-audit services can be offered to the Group's external auditors if the Group can realise efficiencies and value-added benefits from such services.

8 DIRECTORS' REMUNERATION

The Directors of the Company in office during the financial year are as follows:

Non-executive Directors

Y. Bhg. Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
Y.A.M. Tan Sri Dato' Seri Syed Anwar Jamalullail
Augustus Ralph Marshall
Chan Chee Beng
Robert William Boyle (appointed on 23 August 2006)
The Lord Killearn (resigned with effect from 30 November 2006)
Tan Poh Ching (resigned with effect from 1 January 2007)

Executive Director

Y. Bhg. Dato' Jamaludin bin Ibrahim

8 DIRECTORS' REMUNERATION (CONTINUED)

The aggregate amount of emoluments received/receivable by Directors of the Company during the financial year is as follows:

	Group		Company	
	2006	2005 (restated)	2006	2005 (restated)
	RM'000	RM'000	RM'000	RM'000
Non-executive Directors:				
- fees	**1,753**	1,356	**1,734**	1,356
- estimated monetary value of benefits-in-kind	**4**	4	**4**	4
Executive Director:				
- salaries	**1,071**	950	**21**	66
- other emoluments*	**2,559**	1,667	**50**	53
- estimated monetary value of benefits-in-kind	**82**	35	**2**	2
	5,469	4,012	**1,811**	1,481

* Included in the Executive Director's other emoluments of the Group and the Company are bonus, employer's contribution to retirement benefits and other benefits of RM2,128,000 (2005: RM1,340,000) and RM43,000 (2005: RM48,000) respectively and share options of the Group and the Company of RM431,000 (2005: RM327,000) and RM7,000 (2005: RM5,000) respectively.

The remuneration paid to the Directors of the Company analysed in bands of RM50,000 is as follows:

	2006	
	Executive	Non-Executive
Range of remuneration*		
RM100,001 – RM150,000	-	1
RM150,001 – RM200,000	-	4
RM200,001 – RM250,000	-	1
RM700,001 – RM750,000	-	1
RM3,700,001 – RM3,750,000	1	-

* Remuneration paid to the Directors of the Company include fees, salaries, other emoluments including bonus, employer's contribution to retirement benefits and other benefits, share options and estimated monetary value of benefits-in-kind.

8 DIRECTORS' REMUNERATION (CONTINUED)

The full-time Executive Director of the Company has been granted options under the ESOS on the same terms and conditions as those offered to other employees of the Group and of the Company (see Note 24(b)) as follows:

			Number of options over ordinary shares of RM0.10 each in the Company			
Grant date	Expiry date	Exercise price RM/share	As at 1 January '000	Granted '000	Exercised '000	As at 31 December '000
2006						
1.7.2002	**30.6.2012**	**4.36**	**1,444**	**-**	**(650)**	**794**
1.7.2003	**30.6.2012**	**5.13**	**368**	**-**	**-**	**368**
1.4.2004	**30.6.2012**	**8.15**	**304**	**-**	**-**	**304**
20.4.2005	**30.6.2012**	**8.69**	**496**	**-**	**-**	**496**
20.4.2006	**30.6.2012**	**8.05**	**-**	**248**	**-**	**248**
			2,612	**248**	**(650)**	**2,210**
Weighted average exercise price (RM/share)			**5.73**	**8.05**	**4.36**	**6.40**
2005						
1.7.2002	30.6.2012	4.36	2,194	-	(750)	1,444
1.7.2003	30.6.2012	5.13	368	-	-	368
1.4.2004	30.6.2012	8.15	304	-	-	304
20.4.2005	30.6.2012	8.69	-	496	-	496
			2,866	496	(750)	2,612
Weighted average exercise price (RM/share)			4.86	8.69	4.36	5.73

	2006	2005
Number of share options vested as at the balance sheet date ('000)	**807**	848

The weighted average share price in respect of share options exercised for the financial year is RM9.58 (2005: RM9.75).

9 STAFF COST

		Group		Company	
	Note	2006 RM'000	2005 (restated) RM'000	2006 RM'000	2005 (restated) RM'000
Wages, salaries and bonuses		**330,264**	230,076	**215**	750
Defined contribution plan		**26,970**	22,617	**(3)**	39
Defined benefit plan	26	**2,975**	725	**-**	-
Share options	24(b)(x)	**39,354**	18,209	**4,104**	510
Other employee benefits		**37,225**	25,842	**2**	481
		436,788	297,469	**4,318**	1,780

10 FINANCE INCOME AND COSTS

	Note	Group 2006 RM'000	Group 2005 (restated) RM'000	Company 2006 RM'000	Company 2005 (restated) RM'000
a) Finance income					
Interest income on:					
- intercompany		-	-	**43,690**	31,309
- others		**114,152**	84,110	**13,073**	9,071
Exchange differences on borrowings		**41,833**	5,254	**41,833**	5,210
		155,985	89,364	**98,596**	45,590
b) Finance costs					
Interest expense on:					
- bank borrowings		**(173,007)**	(31,438)	**(37,476)**	(27,689)
- deferred payment schemes		**(18,796)**	(17,101)	**-**	-
- write-back on deferred payment schemes		**4,376**	-	**-**	-
- site rectification and decommissioning works		**(11,043)**	(8,424)	**-**	-
- finance leases		**(1,574)**	(185)	**-**	-
- others		**(2,648)**	(143)	**-**	-
Syndicated loans documentation fees		**(84)**	(5,708)	**(84)**	(4,795)
Exchange differences on intercompany loans		**-**	-	**(157,974)**	-
Exchange differences on foreign currency forward contracts	29	**(10,800)**	(2,200)	**(10,800)**	(2,200)
		(213,576)	(65,199)	**(206,334)**	(34,684)
Net finance (costs)/income		**(57,591)**	24,165	**(107,738)**	10,906

11 TAX EXPENSES

	Note	Group 2006 RM'000	Group 2005 (restated) RM'000	Company 2006 RM'000	Company 2005 RM'000
Malaysian – current year		**685,781**	464,802	**555,306**	423,483
– prior year		**(10,738)**	704	**(1,601)**	2,213
		675,043	465,506	**553,705**	425,696
Overseas – current year		**27,769**	-	**-**	-
		702,812	465,506	**553,705**	425,696
Deferred tax					
- Origination and reversal of temporary differences		**107,348**	371,429	**-**	-
- Changes in tax rates		**(27,134)**	-	**-**	-
	19	**80,214**	371,429	**553,705**	425,696
		783,026	836,935	**553,705**	425,696

11 TAX EXPENSES (CONTINUED)

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2005: 28%) on the estimated chargeable profit for the financial year. Taxes in foreign jurisdictions are calculated at the rates prevailing in the respective jurisdictions.

The explanation of the relationship between the tax expense and profit before tax is as follows:

	Group		Company	
	2006	2005	2006	2005
	%	%	%	%
Numerical reconciliation between the Malaysian tax rate and average effective tax rate				
Malaysian tax rate	**28**	28	**28**	28
Tax effects of:				
- expenses not deductible for tax purposes	**1**	5	**2**	1
- income not subject to tax	**(1)**	-	**-**	-
- current year's deductible temporary differences not recognised	**2**	1	**-**	-
- deferred tax relating to changes in tax rates	**(1)**	-	**-**	-
- lower tax rate for medium size companies	**(1)**	-	**-**	-
Average effective tax rate	**28**	34	**30**	29

The current taxation of the Company is principally in respect of interest income and dividend income.

Included in the income tax expense are tax savings arising from the utilisation of brought forward capital allowances and brought forward tax losses for the Group amounting to RM12,379,000 (2005: RM118,000) and RM75,738,000 (2005: RM199,178,000) respectively and utilisation of brought forward tax losses for the Company amounting to RM9,491,000 (2005: Nil).

The amount of deferred tax assets not recognised relating to unused tax losses and deductible temporary differences are as follows:

	Group		Company	
	2006	2005 (restated)	2006	2005 (restated)
	RM'000	RM'000	RM'000	RM'000
Tax losses	**-**	-	**-**	9,491
Deductible temporary differences				
- no expiry date	**5,517**	25,154	**3,800**	8,352
- expire progressively by 2011 (2005: 2010)	**79,092**	27,409	**-**	-
	84,609	52,563	**3,800**	17,843

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the Group can utilise the benefits therefrom.

11 TAX EXPENSES (CONTINUED)

Subject to agreement by the tax authorities, the subsidiaries and the Company have sufficient Section 108 tax credits as at 31 December 2006 to frank approximately RM695,332,000 (2005: RM930,170,000) and RM956,421,000 (2005: RM82,900,000) respectively of their retained earnings if paid out as dividends. In addition, the subsidiaries and the Company also have tax exempt accounts which are available to pay tax exempt dividends up to approximately RM314,762,000 (2005: RM208,127,000) and RM18,156,000 (2005: RM17,231,000) respectively.

12 EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share of the Group is calculated based on the profit attributable to the equity holders of the Company for the financial year divided by the weighted average number of issued ordinary shares during the financial year.

	Group	
	2006	2005 (restated)
Profit attributable to the equity holders of the Company (RM'000)	**2,103,880**	1,648,523
Weighted average number of issued ordinary shares ('000)	**2,507,111**	2,486,667
Basic earnings per share (sen)	**83.92**	66.29

(ii) Diluted earnings per share

Diluted earnings per share of the Group is calculated based on the profit attributable to the equity holders of the Company for the financial year divided by the adjusted weighted average number of ordinary shares in issue and issuable under the exercise of share options (ESOS) granted to employees. The weighted average number of issued ordinary shares has been adjusted to assume full conversion of all dilutive potential ordinary shares, which consist solely of share options granted to employees.

	Group	
	2006	2005 (restated)
Profit attributable to the equity holders of the Company (RM'000)	**2,103,880**	1,648,523
Weighted average number of issued ordinary shares ('000)	**2,507,111**	2,486,667
Adjusted for share options granted ('000)	**12,520**	19,157
Adjusted weighted average number of ordinary shares for diluted earnings per share ('000)	**2,519,631**	2,505,824
Diluted earnings per share (sen)	**83.50**	65.79

Comparative earnings per share information has been restated to take into account the effect on profit for the financial year arising from the changes in accounting policies as set out in Note 37 to the financial statements.

13 DIVIDENDS IN RESPECT OF ORDINARY SHARES

	Group and Company			
	2006	2006	2005	2005
	Gross dividend per share	Amount of dividends, net of tax of 28%	Gross dividend per share (restated)	Amount of dividends, net of tax of 28% (restated)
	Sen	RM'000	Sen	RM'000
Dividends paid in respect of the financial year ended 31 December 2004:				
- Fourth interim	-	-	6.94	123,931
- Final	-	-	18.33	396,933
	-	-	25.27	520,864
Dividends paid in respect of the financial year ended 31 December 2005:				
- First interim	-	-	10.42	186,137
- Second interim	-	-	10.42	187,249
- Third interim	-	-	10.42	187,534
- Fourth interim	**10.42**	**187,691**	-	-
- Final	**16.67**	**300,631**	-	-
	27.09	**488,322**	31.26	560,920
Dividends paid in respect of the financial year ended 31 December 2006:				
- First interim	**10.42**	**187,947**	-	-
- Second interim	**10.42**	**188,405**	-	-
- Third interim	**10.42**	**189,028**	-	-
	31.26	**565,380**	-	-
Dividend per share recognised as distribution to ordinary equity holders of the Company	**58.35**	**1,053,702**	56.53	1,081,784

The Directors have declared in respect of the financial year ended 31 December 2006, a fourth interim gross dividend of 10.28 sen per ordinary share, less Malaysian income tax at 27%, amounting to RM189,858,971 which was paid on 30 March 2007.

The Directors now recommend the payment of the final gross dividend of 30.14 sen per ordinary share, less Malaysian income tax at 27%, amounting to approximately RM555 million which, subject to the approval of shareholders at the forthcoming Annual General Meeting of the Company, will be paid on a date to be determined.

The total gross dividends per ordinary share declared and proposed for the financial year ended 31 December 2006 was 71.68 sen per ordinary share (2005: 58.35 sen).

Notes to the **Financial Statements**

31 December 2006 (continued)

14 PROPERTY, PLANT AND EQUIPMENT

	As at 1.1.2006 As previously reported RM'000	As at 1.1.2006 Change in accounting policy (Note 37(e)) RM'000	As at 1.1.2006 As restated RM'000	Acquisitions of subsidiaries (Note 31(a)) RM'000	Additions RM'000	Reclassi-fications RM'000	Disposals RM'000	Assets written off RM'000	Currency translation differences RM'000	As at 31.12.2006 RM'000
2006										
Group										
At cost										
Freehold land	21,348	-	21,348	1,432	9	-	-	-	(63)	22,726
Long term leasehold land	8,899	-	8,899	2,872	-	-	-	-	(125)	11,646
Short term leasehold land	6,767	-	6,767	-	-	1,906	-	-	-	8,673
Buildings	112,956	-	112,956	13,980	22	-	-	-	(628)	126,330
Telecommunications equipment	7,387,779	37,023	7,424,802	735,156	494,604	841,607	(692)	(101,022)	(47,450)	9,347,005
Motor vehicles	16,937	-	16,937	2,131	7,803	-	(8,535)	(138)	(151)	18,047
Office furniture, fittings and equipment	504,904	-	504,904	41,941	15,658	83,799	(8,265)	(10,958)	(3,448)	623,631
	8,059,590	37,023	8,096,613	797,512	518,096	927,312	(17,492)	(112,118)	(51,865)	10,158,058
Capital work-in-progress	197,941	-	197,941	122,249	1,591,795	(927,312)	-	-	(9,245)	975,428
	8,257,531	37,023	8,294,554	919,761	2,109,891	-	(17,492)	(112,118)	(61,110)	11,133,486

	As at 1.1.2006 As previously reported RM'000	As at 1.1.2006 Change in accounting policy (Note 37(e)) RM'000	As at 1.1.2006 As restated RM'000	Acquisitions of subsidiaries (Note 31(a)) RM'000	Charge for the financial year RM'000	Reclassi-fications RM'000	Released on disposals RM'000	Assets written off RM'000	Currency translation differences RM'000	As at 31.12.2006 RM'000
2006										
Group										
Accumulated depreciation										
Long term leasehold land	755	-	755	-	107	-	-	-	(4)	858
Short term leasehold land	889	-	889	-	179	-	-	-	-	1,068
Buildings	16,201	-	16,201	-	2,774	-	-	-	(42)	18,933
Telecommunications equipment	3,204,244	8,715	3,212,959	-	937,708	-	(281)	(70,303)	(20,101)	4,059,982
Motor vehicles	7,652	-	7,652	-	3,680	-	(7,390)	(138)	(54)	3,750
Office furniture, fittings and equipment	356,303	-	356,303	-	70,004	-	(7,849)	(9,290)	(1,512)	407,656
	3,586,044	8,715	3,594,759	-	1,014,452	-	(15,520)	(79,731)	(21,713)	4,492,247

14 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	As at 1.1.2006									
	As previously reported RM'000	Change in accounting policy (Note 37(e)) RM'000	As restated RM'000	Acquisitions of subsidiaries (Note 31(a)) RM'000	Charge for the financial year RM'000	Reclassi-fications RM'000	Released on disposals RM'000	Assets written off RM'000	Currency translation differences RM'000	As at 31.12.2006 RM'000
2006										
Group										
Impairment loss										
Freehold land	**1,862**	**-**	**1,862**	**-**	**-**	**-**	**-**	**-**	**-**	**1,862**
Short term leasehold land	**607**	**-**	**607**	**-**	**-**	**-**	**-**	**-**	**-**	**607**
Buildings	**2,182**	**-**	**2,182**	**-**	**-**	**-**	**-**	**-**	**-**	**2,182**
Telecommunications equipment	**162,970**	**-**	**162,970**	**-**	**-**	**-**	**-**	**(10,363)**	**-**	**152,607**
	167,621	**-**	**167,621**	**-**	**-**	**-**	**-**	**(10,363)**	**-**	**157,258**
Accumulated depreciation and impairment loss	**3,753,665**	**8,715**	**3,762,380**	**-**	**1,014,452**	**-**	**(15,520)**	**(90,094)**	**(21,713)**	**4,649,505**

	As at 1.1.2005									
	As previously reported RM'000	Change in accounting policy (Note 37(e)) RM'000	As restated RM'000	Acquisitions of subsidiaries (Note 31(c)) RM'000	Additions RM'000	Reclassi-fications RM'000	Disposals RM'000	Assets written off RM'000	Currency translation differences RM'000	As at 31.12.2005 (as restated) RM'000
2005										
Group										
At cost										
Freehold land	21,348	-	21,348	-	-	-	-	-	-	21,348
Long term leasehold land	8,549	-	8,549	-	-	350	-	-	-	8,899
Short term leasehold land	4,892	-	4,892	-	-	1,875	-	-	-	6,767
Buildings	115,181	-	115,181	-	-	(2,225)	-	-	-	112,956
Telecommunications equipment	6,507,769	29,229	6,536,998	93,351	77,246	1,154,976	(99,140)	(335,599)	(3,030)	7,424,802
Motor vehicles	17,276	-	17,276	4	7,125	190	(7,658)	-	-	16,937
Office furniture, fittings and equipment	441,919	-	441,919	4,077	2,423	79,291	(7,485)	(15,198)	(123)	504,904
	7,116,934	29,229	7,146,163	97,432	86,794	1,234,457	(114,283)	(350,797)	(3,153)	8,096,613
Capital work-in -progress	363,791	-	363,791	-	1,073,793	(1,234,457)	-	(5,230)	44	197,941
	7,480,725	29,229	7,509,954	97,432	1,160,587	-	(114,283)	(356,027)	(3,109)	8,294,554

14 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	← As at 1.1.2005		→								
	As previously reported RM'000	Change in accounting policy (Note 37(e)) RM'000	As restated RM'000	Acquisition of subsidiary (Note 31(c)) RM'000	Charge for the financial year RM'000	Reclassi-fications RM'000	Released on disposals RM'000	Assets written off RM'000	Write back of allowance for impairment loss RM'000	Currency translation differences RM'000	As at 31.12.2005 (as restated) RM'000
2005											
Group											
Accumulated depreciation											
Long term leasehold land	584	-	584	-	106	65	-	-	-	-	755
Short term leasehold land	417	-	417	-	107	365	-	-	-	-	889
Buildings	14,155	-	14,155	-	2,476	(430)	-	-	-	-	16,201
Telecommunications equipment	2,582,190	6,555	2,588,745	36,763	842,890	20,137	(66,124)	(208,441)	-	(1,011)	3,212,959
Motor vehicles	13,208	-	13,208	4	2,013	-	(7,573)	-	-	-	7,652
Office furniture, fittings and equipment	315,823	-	315,823	3,235	45,398	5,269	(5,504)	(7,815)	-	(103)	356,303
	2,926,377	6,555	2,932,932	40,002	892,990	25,406	(79,201)	(216,256)	-	(1,114)	3,594,759
2005											
Group											
Impairment loss											
Freehold land	-	-	-	-	1,862	-	-	-	-	-	1,862
Short term leasehold land	-	-	-	-	607	-	-	-	-	-	607
Buildings	-	-	-	-	2,182	-	-	-	-	-	2,182
Telecommunications equipment	267,316	-	267,316	-	-	(25,406)	-	(53,790)	(25,150)	-	162,970
	267,316	-	267,316	-	4,651	(25,406)	-	(53,790)	(25,150)	-	167,621
Capital work-in -progress	36,940	-	36,940	-	-	-	-	(36,940)	-	-	-
	304,256	-	304,256	-	4,651	(25,406)	-	(90,730)	(25,150)	-	167,621
Accumulated depreciation and impairment loss	3,230,633	6,555	3,237,188	40,002	897,641	-	(79,201)	(306,986)	(25,150)	(1,114)	3,762,380

14 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Group 2006 RM'000	Group 2005 (restated) RM'000
Net book value		
Freehold land	**20,864**	19,486
Long term leasehold land	**10,788**	8,144
Short term leasehold land	**6,998**	5,271
Buildings	**105,215**	94,573
Telecommunications equipment	**5,134,416**	4,048,873
Motor vehicles	**14,297**	9,285
Office furniture, fittings and equipment	**215,975**	148,601
Capital work-in-progress	**975,428**	197,941
	6,483,981	4,532,174

	As at 1.1.2006 RM'000	Additions RM'000	Reclassifications RM'000	Disposals RM'000	Assets written off RM'000	As at 31.12.2006 RM'000
2006						
Company						
At cost						
Buildings	**79**	**-**	**-**	**-**	**-**	**79**
Motor vehicles	**4,537**	**-**	**-**	**(3,762)**	**-**	**775**
Office furniture, fittings and equipment	**60,621**	**106**	**1,391**	**-**	**(2,461)**	**59,657**
	65,237	**106**	**1,391**	**(3,762)**	**(2,461)**	**60,511**
Capital work-in-progress	**123**	**1,280**	**(1,391)**	**-**	**-**	**12**
	65,360	**1,386**	**-**	**(3,762)**	**(2,461)**	**60,523**

	As at 1.1.2006 RM'000	Charge for the financial year RM'000	Reclassifications RM'000	Released on disposals RM'000	Assets written off RM'000	As at 31.12.2006 RM'000
2006						
Company						
Accumulated depreciation						
Buildings	**79**	**-**	**-**	**-**	**-**	**79**
Motor vehicles	**3,785**	**198**	**-**	**(3,458)**	**-**	**525**
Office furniture, fittings and equipment	**47,348**	**3,304**	**-**	**-**	**(2,367)**	**48,285**
	51,212	**3,502**	**-**	**(3,458)**	**(2,367)**	**48,889**

14 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	As at 1.1.2005 RM'000	Additions RM'000	Reclassi-fications RM'000	Disposals RM'000	Assets written off RM'000	As at 31.12.2005 RM'000
2005						
Company						
At cost						
Freehold land	5,509	-	-	(5,509)	-	-
Short term leasehold land	1,258	-	-	(1,258)	-	-
Buildings	11,373	-	-	(11,294)	-	79
Motor vehicles	8,060	-	-	(3,523)	-	4,537
Office furniture, fittings and equipment	51,702	5	10,381	(1,089)	(378)	60,621
	77,902	5	10,381	(22,673)	(378)	65,237
Capital work-in-progress	9,031	1,473	(10,381)	-	-	123
	86,933	1,478	-	(22,673)	(378)	65,360

	As at 1.1.2005 RM'000	Charge for the financial year RM'000	Reclassi-fications RM'000	Released on disposals RM'000	Assets written off RM'000	As at 31.12.2005 RM'000
2005						
Company						
Accumulated depreciation						
Short term leasehold land	225	18	-	(243)	-	-
Buildings	2,174	165	-	(2,260)	-	79
Motor vehicles	7,058	250	-	(3,523)	-	3,785
Office furniture, fittings and equipment	45,196	2,931	-	(401)	(378)	47,348
	54,653	3,364	-	(6,427)	(378)	51,212
Impairment loss						
Freehold land	-	1,862	-	(1,862)	-	-
Short term leasehold land	-	607	-	(607)	-	-
Buildings	-	2,182	-	(2,182)	-	-
	-	4,651	-	(4,651)	-	-
Accumulated depreciation and impairment loss	54,653	8,015	-	(11,078)	(378)	51,212

14 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Company 2006 RM'000	Company 2005 RM'000
Net book value		
Motor vehicles	**250**	752
Office furniture, fittings and equipment	**11,372**	13,273
Capital work-in-progress	**12**	123
	11,634	14,148

Capital work-in-progress is reclassified to the respective categories of property, plant and equipment on completion.

The title deed pertaining to a freehold land of a subsidiary is in the process of being transferred to the name of the subsidiary.

No telecommunications equipment and capital work-in-progress were purchased by the Group during the financial year (2005: RM82,435,000) under the deferred payment schemes.

During the financial year, the Group acquired motor vehicles with an aggregate cost of RM4,935,000 (2005: RM6,833,000) by means of finance lease (Note 29 to the financial statements). The net book value of motor vehicles under finance leases at the balance sheet date was RM9,536,000 (2005: RM6,573,000).

Property, plant and equipment of certain subsidiaries with net book value of RM1,422,321,000 (2005: Nil) have been pledged as security for borrowings (Note 29 to the financial statements).

15 INTANGIBLE ASSETS

Group	Note	Goodwill RM'000	Spectrum rights RM'000	Total RM'000
As at 1 January 2006		**1,019,539**	**240,931**	**1,260,470**
Acquisitions of subsidiaries	31(a)	**2,572,023**	**92,109**	**2,664,132**
Additions during the financial year		**-**	**926,121**	**926,121**
Amortisation charge for the financial year		**-**	**(21,602)**	**(21,602)**
Currency translation differences		**(104,776)**	**(10,473)**	**(115,249)**
As at 31 December 2006		**3,486,786**	**1,227,086**	**4,713,872**
Cost		**3,834,355**	**1,279,123**	**5,113,478**
Accumulated amortisation		**(347,569)**	**(52,037)**	**(399,606)**
As at 31 December 2006		**3,486,786**	**1,227,086**	**4,713,872**

15 INTANGIBLE ASSETS (CONTINUED)

Group	Note	Goodwill RM'000	Spectrum rights RM'000	Total RM'000
As at 1 January 2005		1,068,454	90,000	1,158,454
Acquisitions of subsidiaries		84,963	168,730	253,693
Amortisation charge for the financial year		(133,878)	(12,314)	(146,192)
Currency translation differences		-	(5,485)	(5,485)
As at 31 December 2005		1,019,539	240,931	1,260,470
Cost		1,367,108	271,494	1,638,602
Accumulated amortisation		(347,569)	(30,563)	(378,132)
As at 31 December 2005		1,019,539	240,931	1,260,470

The remaining amortisation periods of acquired spectrum rights as at financial year end ranged from 6 years to 20 years (2005: 7 years to 12 years).

The cost of spectrum rights amounting to RM111,974,000 (2005: Nil) were purchased under the deferred payment schemes as disclosed in Note 28 to the financial statements.

Spectrum rights of certain subsidiaries with net book value of RM1,051,110,000 (2005: Nil) have been pledged as security for borrowings (Note 29 to the financial statements).

Impairment testing for cash-generating units containing goodwill

For the purpose of impairment testing, carrying amounts of goodwill are allocated to the Group's cash-generating units ("CGU") as follows:

	2006 RM'000	2005 RM'000
Mobile services – Malaysia	**940,239**	940,239
Mobile services – Indonesia	**79,300**	79,300
Mobile services – India	**2,467,247**	-
As at 31 December	**3,486,786**	1,019,539

The recoverable amount of a CGU is determined based on value in use calculations. These calculations use pre-tax cash flow projections based on internally approved financial budgets covering a four-year or ten-year period. The value in use calculation for the Group's investments in India and Indonesia were based on cash flow projections beyond five years to reflect the low penetration of mobile telecommunications in these countries and the expectation of strong revenue growth. Cash flows beyond these periods are extrapolated using the estimated growth rate stated below.

15 INTANGIBLE ASSETS (CONTINUED)

The key assumptions used in the value in use calculations are as follows:

	Malaysia	Indonesia	India
Financial budget period	**4 years**	**10 years**	**10 years**
Average budgeted EBITDA margin	**50.6%**	**29.1%**	**32.6%**
Growth rate[1]	**n/a**	**4.9%**	**4.0%**
Discount rate[2]	**19.7%**	**18.3%**	**14.3%**

Notes:

[1] Weighted average growth rate used to extrapolate cash flows beyond the budget period.

[2] Pre-tax discount rate applied to the cash flow projections.

The key assumptions represent management's assessment of future trends in the regional mobile industry and are based on both external sources and internal sources.

Management has determined budgeted EBITDA margin based on past performance and its expectations of market development. The weighted average growth rates are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant segments.

The forecasts are most sensitive to changes in growth rates and discount rates in the forecast period. Based on the sensitivity analysis performed, we have concluded that any variation of ten percent in the base case assumptions would not cause the carrying amount of the CGUs to exceed their recoverable amount.

16 INTEREST IN SUBSIDIARIES

		Company	
		2006	2005 (restated)
	Note	RM'000	RM'000
Non-current assets:			
- Investments in subsidiaries, at cost	17	**1,396,666**	1,358,646
- Loan to subsidiaries (unsecured)		**2,641,499**	532,010
Current assets:			
- Loans to subsidiaries (unsecured)		**224,500**	338,500
- Amounts due from subsidiaries		**1,855,712**	1,863,656
Current liabilities:			
Amounts due to subsidiaries		**(1,024,715)**	(897,344)
		5,093,662	3,195,468

16 INTEREST IN SUBSIDIARIES (CONTINUED)

Interest bearing

Loans to subsidiaries are unsecured and carry interest rates ranging from 4.34% to 7.75% per annum (2005: 4.16% to 7.25%). The terms of the loans to subsidiaries are as follows:

Principal amount 2006 RM'000	Loans outstanding 2006 RM'000	Principal amount 2005 RM'000	Loans outstanding 2005 RM'000	Currency exposure	Repayment terms
608,000	**152,000**	608,000	418,000	USD	Five semi-annual instalments commencing 3 months after the draw down date of 16 February 2005 as follows: **Repayment Instalment** / **Percentage of principal repayment** 1 — 12.50% 2 — 18.75% 3 — 18.75% 4 — 25.00% 5 — 25.00%
597,629	**597,629**	380,010	380,010	USD	Repayable in one lump sum, 60 months after the draw down date of 29 April 2005.
96,667	**72,500**	96,667	72,500	RM	No fixed terms of repayment.
1,302,296	**822,129**	1,084,677	870,510		

Non-interest bearing

Principal amount 2006 RM'000	Loans outstanding 2006 RM'000	Currency exposure	Repayment terms
2,043,870	**2,043,870**	USD	Repayable in one lump sum, 5 years after the draw down date of 21 March 2006.

Amounts due from/(to) subsidiaries are interest free, unsecured and have no fixed terms of repayment.

17 INVESTMENTS IN SUBSIDIARIES

Unquoted shares at cost less accumulated impairment losses	Company 2006 RM'000	Company 2005 (restated) RM'000
As at 1 January	**1,341,170**	1,340,230
Additions in the financial year	**3,332**	940
	1,344,502	1,341,170
Accumulated impairment losses	**(785)**	(223)
Equity contribution (ESOS)	**52,949**	17,699
As at 31 December	**1,396,666**	1,358,646

The information on the subsidiaries is as follows:

Name	Principal activities	Group's effective equity interest 2006	Group's effective equity interest 2005	Paid-up capital 2006	Paid-up capital 2005
Incorporated in Malaysia					
Advanced Wireless Technologies Sdn. Bhd. (517551-U)	Provider of wireless multimedia related services	**75%**	75%	**RM3,333,336**	RM3,333,336
Castle Rock Equity Sdn. Bhd. (95330-K)	Holder of property	**100%**	100%	**RM281,640**	RM281,640
Hotlink Communications Berhad (655517-M)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink Data Services Sdn. Bhd. (655520-M)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink Entertainment Sdn. Bhd. (655595-P)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink Events Sdn. Bhd. (655574-U)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink Interactive Services Sdn. Bhd. (655533-P)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink Lifestyle Sdn. Bhd. (655608-V)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink One Club Sdn. Bhd. (655573-K)	Dormant	**100%**	100%	**RM2**	RM2

17 INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Principal activities	Group's effective equity interest 2006	Group's effective equity interest 2005	Paid-up capital 2006	Paid-up capital 2005
Incorporated in Malaysia					
Hotlink Prepaid Sdn. Bhd. (644859-X)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink Services Sdn. Bhd. (644926-X)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink SMS Games Sdn. Bhd. (655458-K)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink Telecommunications Sdn. Bhd. (655577-A)	Dormant	**100%**	100%	**RM2**	RM2
Hotlink Touch Sdn. Bhd. (664297-H)	Dormant	**100%**	100%	**RM2**	RM2
Malaysian Mobile Services Sdn. Bhd. (73315-V)	Provider of mobile telecommunications products and services	**100%**	100%	**RM1,293,884,000**	RM1,293,884,000
Maxis Broadband Sdn. Bhd. (234053-D)	Operator of a national public switched network and provider of internet and internet application services and include owning, maintaining, building and operating radio facilities and associated switches	**100%**	100%	**RM1,000,002**	RM1,000,002
Maxis Collections Sdn. Bhd. (383275-M)	Collector of telecommunications revenue for fellow subsidiaries	**100%**	100%	**RM2**	RM2
Maxis Data Services Sdn. Bhd. (655456-X)	Dormant	**100%**	100%	**RM2**	RM2
Maxis Events Sdn. Bhd. (655531-D)	Dormant	**100%**	100%	**RM2**	RM2
Maxis International Sdn. Bhd. (240071-T)	Operator of an international gateway	**100%**	100%	**RM2,500,002**	RM2,500,002

17 INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Principal activities	Group's effective equity interest 2006	Group's effective equity interest 2005	Paid-up capital 2006	Paid-up capital 2005
Incorporated in Malaysia					
Maxis Lifestyle Sdn. Bhd. (655457-W)	Dormant	**100%**	100%	**RM2**	RM2
Maxis Management Services Sdn. Bhd. (287998-P)	Provider of management services to fellow subsidiaries	**100%**	100%	**RM200,000**	RM200,000
Maxis Mobile Sdn. Bhd. (229892-M)	Operator of mobile telecommunications and provider of corporate support and service functions for the Group as well as carrying out special niche project(s) such as Universal Service Provision	**100%**	100%	**RM2,500,002**	RM2,500,002
Maxis Multimedia Sdn. Bhd. (530188-A)	Provider of multimedia related services	**100%**	100%	**RM2**	RM2
Maxis One Club Sdn. Bhd. (655528-D)	Dormant	**100%**	100%	**RM2**	RM2
Maxis Sdn. Bhd. (719388-A)	Dormant	**100%**	50%	**RM2**	RM2
Maxis SMS Games Sdn. Bhd. (655460-W)	Dormant	**100%**	100%	**RM2**	RM2
Rawa Utara Sdn. Bhd. (270701-A)	Letting of property	**100%**	100%	**RM200,000**	RM200,000
Subsidiary of Maxis Mobile Sdn. Bhd.					
Maxis Mobile (L) Ltd (LL-01709) [(i)]	Holder of investments	**100%**	100%	**USD10,000**	USD10,000
Subsidiary of Maxis Broadband Sdn. Bhd.					
Maxis Online Sdn. Bhd. (235849-A)	Holder of investments (dormant)	**100%**	100%	**RM2**	RM2

17 INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Principal activities	Group's effective equity interest 2006	Group's effective equity interest 2005	Paid-up capital 2006	Paid-up capital 2005
Subsidiary of Advanced Wireless Technologies Sdn. Bhd.					
UMTS (Malaysia) Sdn. Bhd. (520422-D)	Provider of wireless multimedia services	**75%**	75%	**RM2,500,002**	RM2,500,002
Incorporated in the Netherlands Antilles					
East Asia Communications Holdings N.V. ("EACH") (94983) (ii) ##	Holder of investments (dormant)	**100%**	100%	**USD6,000**	USD6,000
Subsidiary of EACH					
East Asia Communications N.V. ("EAC") (94985) (ii) ##	Holder of investments (dormant)	**100%**	100%	**USD6,000**	USD6,000
Incorporated in the Netherlands					
Subsidiary of Malaysian Mobile Services Sdn. Bhd.					
Teleglobal Investments B.V. (iii) #	Holder of investments	**100%**	100%	**EURO2,000,000**	EURO18,000
Incorporated in the Republic of Indonesia					
PT Maxis Communications (iv) #	Provider of telecommunications consultancy services	**100%**	100%	**IDR 1,473,750,000**	IDR 1,473,750,000
Subsidiary of Teleglobal Investments B.V.					
PT Natrindo Telepon Seluler (iv) #	Provider of telecommunications products and services	**51%**	51%	**IDR 1,433,606,613,500**	IDR 1,433,606,613,500
Incorporated in Mauritius					
Global Communication Services Holdings Ltd ("GCSH") (v) #	Holder of investments	**100%**	100%	**USD1,000,000**	USD1,000,000

17 INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name	Principal activities	Group's effective equity interest		Paid-up capital	
		2006	2005	2006	2005
Incorporated in the Republic of India					
Subsidiary of GCSH					
Aircel Limited ("Aircel") (vi) #	Provider of cellular mobile telephone services	**74%**	-	**INR2,432,432,430**	-
South Asia Communications Private Limited ("SAC") (vi) #	Investment holding	**100%**	-	**INR62,172,780**	-
Subsidiary of Aircel					
Aircel Cellular Limited ("ACL") (vi) #	Provider of cellular mobile telephone services	**74%**	-	**INR490,000,000**	-
Dishnet Wireless Limited ("DWL") (vi) #	Provider of wireless internet access services, telecommunications services, GSM cellular services, and software services	**74%**	-	**INR297,981,300**	-

The Group's effective equity interest of 74% in Aircel and its wholly owned subsidiaries, ACL and DWL, is through direct equity interest of 65% and 35% held respectively by GCSH and Deccan Digital Networks Private Limited ("Deccan"). Deccan is an investment holding company established under the Companies Act, 1956 of the Republic of India (as amended) with equity paid-up capital of INR460,000,000. GCSH holds 25.7% interest in the equity shares and has fully subscribed to the cumulative redeemable non-convertible preference shares of Deccan, which allows GCSH to participate in Deccan's economic activities in proportion to its capital contributions in the preference and equity shares of Deccan.

NOTES:

\# *Audited by member firms of PricewaterhouseCoopers International Limited which are separate and independent legal entities from PricewaterhouseCoopers Malaysia*

\## *Not audited by PricewaterhouseCoopers*

(i) Maxis Mobile (L) Ltd is a company registered under the Offshore Companies Act, 1990, with shares issued in USD.

(ii) EACH and EAC are companies established under the law of the Netherlands Antilles, with shares issued in USD.

17 INVESTMENTS IN SUBSIDIARIES (CONTINUED)

(iii) Teleglobal Investments B.V. is a company established under the law of the Netherlands, with shares issued in EURO.

(iv) PT Maxis Communications and PT Natrindo Telepon Seluler are companies established under the law of the Republic of Indonesia, with shares issued in IDR.

(v) Global Communication Services Holdings Ltd is a company established under the Mauritius Companies Act, 2001 (as amended) with shares issued in USD.

(vi) Aircel, SAC, ACL and DWL are companies established under the Companies Act, 1956 of the Republic of India (as amended) with shares issued in INR.

18 OTHER INVESTMENT

	Group and Company	
	2006	2005
	RM'000	RM'000
Unquoted shares at cost	**3,804**	3,804

The Group and the Company have a one eighth (2005: one eighth) interest in a Singapore-incorporated entity, Bridge Mobile Pte Ltd. This entity is a regional mobile alliance, established to drive commercial and other benefits for the investors and deliver regional mobile services to their subscribers. The fair value cannot be reliably measured as there is no active market upon which it is traded.

19 DEFERRED TAXATION

Deferred tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same tax authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group	
	2006	2005 (restated)
	RM'000	RM'000
Deferred tax assets	**132,830**	198,588
Deferred tax liabilities	**(502,394)**	(474,239)
	(369,564)	(275,651)

19 DEFERRED TAXATION (CONTINUED)

The movements in deferred tax assets/(liabilities) during the financial year comprise the following:

Group	Note	Tax losses RM'000	Capital allowances RM'000	Property, plant and equipment RM'000	Deferred income RM'000	Provisions RM'000	Unrealised foreign exchange losses RM'000	Others RM'000	Total RM'000
As at 1 January 2006									
- as previously reported		**66,247**	**-**	**(550,969)**	**60,239**	**136,725**	**-**	**619**	**(287,139)**
- changes in accounting policies	37(e)	**-**	**-**	**-**	**-**	**11,488**	**-**	**-**	**11,488**
- reclassification		**-**	**-**	**274**	**-**	**578**	**(852)**	**-**	**-**
- as restated		**66,247**	**-**	**(550,695)**	**60,239**	**148,791**	**(852)**	**619**	**(275,651)**
Acquisitions of subsidiaries	31(a)	**-**	**-**	**(26,213)**	**55**	**6,438**	**-**	**2,044**	**(17,676)**
(Charged)/credited to income statement	11	**(65,699)**	**10,789**	**(42,727)**	**2,880**	**13,636**	**852**	**55**	**(80,214)**
Currency translation differences		**-**	**-**	**4,343**	**(2)**	**(278)**	**-**	**(86)**	**3,977**
As at 31 December 2006		**548**	**10,789**	**(615,292)**	**63,172**	**168,587**	**-**	**2,632**	**(369,564)**
As at 1 January 2005									
- as previously reported		265,425	-	(413,293)	59,238	175,744	-	77	87,191
- changes in accounting policies	37(e)	-	-	-	-	8,587	-	-	8,587
- reclassification		-	-	(521)	-	521	-	-	-
- as restated		265,425	-	(413,814)	59,238	184,852	-	77	95,778
(Charged)/credited to income statement	11	(199,178)	-	(136,881)	1,001	(36,061)	(852)	542	(371,429)
As at 31 December 2005 (as restated)		66,247	-	(550,695)	60,239	148,791	(852)	619	(275,651)

	Company 2006 RM'000	Company 2005 (restated) RM'000
At 1 January	**-**	-
(Charged)/credited to income statements		
- property, plant and equipment	**(612)**	795
- provisions	**(240)**	57
- unrealised foreign exchange losses	**852**	(852)
At 31 December	**-**	-

19 DEFERRED TAXATION (CONTINUED)

	Group		Company	
	2006	2005 (restated)	2006	2005 (restated)
	RM'000	RM'000	RM'000	RM'000
Deferred tax assets (before offsetting)				
- tax losses	**548**	66,247	**-**	-
- capital allowances	**10,789**	-	**-**	-
- deferred income	**63,172**	60,239	**-**	-
- property, plant and equipment	**-**	274	**-**	274
- provisions	**168,587**	148,791	**338**	578
- others	**2,632**	619	**-**	-
	245,728	276,170	**338**	852
Offsetting	**(112,898)**	(77,582)	**(338)**	(852)
Deferred tax assets (after offsetting)	**132,830**	198,588	**-**	-
Deferred tax liabilities (before offsetting)				
- property, plant and equipment	**(615,292)**	(550,969)	**(338)**	-
- unrealised foreign exchange losses	**-**	(852)	**-**	(852)
	(615,292)	(551,821)	**(338)**	(852)
Offsetting	**112,898**	77,582	**338**	852
Deferred tax liabilities (after offsetting)	**(502,394)**	(474,239)	**-**	-

20 INVENTORIES

	Group	
	2006	2005
	RM'000	RM'000
Telecommunications materials and supplies	**58,600**	27,049
Telecommunications equipment	**341,878**	35,996
	400,478	63,045

21 RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Trade receivables				
- Subscribers	**419,401**	262,706	-	-
- Interconnect and roaming	**213,395**	195,365	-	-
- Distributors	**68,377**	46,970	-	-
	701,173	505,041	-	-
Allowance for doubtful debts				
- Subscribers	**(94,820)**	(48,163)	-	-
- Interconnect and roaming	**(7,183)**	(13,766)	-	-
	599,170	443,112	-	-
Other receivables	**58,207**	35,819	**147**	14,394
Deposits	**60,118**	51,071	**3,894**	3,860
Prepayments	**371,325**	65,659	**613**	843
	1,088,820	595,661	**4,654**	19,097

(a) The Group's credit policy provides trade receivables with 15 days to 120 days credit period. The Group has no significant exposure to any individual customer, geographical location or industry category. Significant credit and recovery risks associated with receivables have been provided for in the financial statements.

(b) Other receivables and deposits of the Company are shown net of allowance for doubtful debts of RM46,000 (2005: RM46,000) and RM80,000 (2005: RM80,000) respectively.

(c) Other receivables, wayleave deposits to local authorities and other deposits of the Group are shown net of allowance for doubtful debts of RM5,584,000 (2005: RM642,000), RM12,858,000 (2005: RM13,194,000) and RM7,301,000 (2005: RM6,645,000) respectively.

(d) Included in other receivables is an amount of RM4,450,000 (2005: RM13,958,000) for the disposal of telecommunications assets to a vendor.

22 DUE FROM/TO RELATED PARTIES

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Current assets:				
- Amounts due from related parties	**4,870**	1,590	**1,327**	3
Current liabilities:				
- Amounts due to related parties	**27,476**	32,109	**6,187**	13,877
Non-current liabilities:				
- Loan from a related party	**26,101**	24,269	-	-

22 DUE FROM/TO RELATED PARTIES (CONTINUED)

The loan from a related party is unsecured and is denominated in Ringgit Malaysia. The principal and interest of the loan are repayable at the end of 5 years from the draw down date of 9 December 2005. The effective interest rate as at balance sheet date is 7.75% (2005: 7.25%) per annum.

Amounts due from/(to) related parties are unsecured, interest free and with 30 to 60 days credit period.

23 CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the financial year comprise the following:

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Deposits with licensed banks	**2,339,808**	3,415,509	**56,512**	1,600,600
Cash and bank balances	**123,618**	61,617	**2,065**	1,652
Cash and cash equivalents	**2,463,426**	3,477,126	**58,577**	1,602,252
Less: Deposits pledged for bank facilities granted to subsidiaries	**(177,477)**	-	-	-
Cash and cash equivalents (for cash flow statements purpose)	**2,285,949**	3,477,126	**58,577**	1,602,252

Deposits with licensed banks are held in short term money market and fixed deposits.

The weighted average interest rates of deposits with licensed banks for the Group and for the Company were 4.59% (2005: 2.93%) per annum and 3.51% (2005: 2.75%) per annum respectively.

Deposits of the Group and of the Company at the end of the financial year have an average maturity of 60 days (2005: 47 days) and 73 days (2005: 32 days) respectively.

Deposits are pledged by certain subsidiaries in the Group with licensed banks to provide security coverage for bank guarantees and letters of credit issued on the subsidiaries' behalf.

24 SHARE CAPITAL

(a) Share capital

	Group and Company			
	Number of shares '000	2006 RM'000	Number of shares '000	2005 RM'000
Authorised ordinary shares of RM0.10 each:				
As at 1 January/ 31 December	**20,000,000**	**2,000,000**	20,000,000	2,000,000

24 SHARE CAPITAL (CONTINUED)

(b) Employee share option scheme

The ESOS was implemented on 1 July 2002 for the benefit of eligible employees and full-time Executive Directors of the Group and of the Company. The ESOS is for a period of ten years and is governed by the ESOS Bye-Laws, which were approved by the shareholders on 27 February 2002. The ESOS Bye-Laws were amended and restated on 7 June 2004.

The ESOS Committee comprising certain appointed Directors was set up to administer the ESOS, who may from time to time offer share options to eligible employees and full-time Executive Directors of the Group and of the Company to subscribe for new ordinary shares of RM0.10 each in the Company.

The salient features of the ESOS are as follows:

(i) The total number of shares which may be issued under the ESOS shall not exceed in aggregate 10% of the Company's issued and paid-up share capital at any time during the existence of the ESOS;

(ii) Subject to the discretion of the Directors, any employee of the Company or its subsidiaries whose employment has been confirmed in writing and any Executive Directors holding office in a full-time executive capacity in the Company or its subsidiaries, shall be eligible to participate in the ESOS;

(iii) The number of new shares that may be offered under the ESOS shall be at the discretion of the Directors after taking into consideration the performance, seniority and number of years of service as well as the employees' actual or potential contribution to the Group;

(iv) In the event of a change in the capital structure of the Company except under certain circumstances, the Directors may make or provide for adjustments to be made in the option price and/or in the number of shares covered by outstanding options as the Directors in its discretion may in good faith determine to be equitably required in order to prevent dilution or enlargement of the rights of the optionee or provide for adjustments in the number of shares to give the optionee the same proportion of the issued ordinary share capital of the Company to which the optionee was previously entitled;

(v) The exercise prices under the ESOS scheme are as follows:

- in respect of the initial grant, the price at which a share is subscribed by a retail investor under the Initial Public Offering on 8 July 2002, of RM4.36 per ordinary share; and

- in respect of subsequent grants, the price shall be the higher of the weighted average of the market price quoted for the five market days immediately preceding the date on which the option is granted less, if the Directors shall so determine at their discretion from time to time, a discount of not more than 10% or the par value of an ordinary share.

(vi) The options have a contractual term of 10 years. All options shall become exercisable to the extent of one-third (1/3rd) of the shares granted on each of the first three anniversaries from the date the option was granted provided the optionee has been in continuous service with the Group throughout the period except for the options granted to a certain employee whereby the actual number of options to be vested in and exercisable by this employee in any particular year shall depend on his meeting the performance targets in the preceding period;

(vii) Subject to paragraph (vi) above, an optionee may exercise an option in whole or in part in multiples of 1,000 shares only at such time in accordance with any guidelines as may be prescribed by the Directors from time to time; and

(viii) The optionees have no right to participate by virtue of the options in any share issue of any other company. However, shares issued upon the exercise of an option shall rank pari passu in all respects with the then existing issued shares save that they will not entitle the holders thereof to receive any rights or bonus issues or dividends or distributions the entitlement date of which precedes the date of the issue of the shares.

24 SHARE CAPITAL (CONTINUED)

(b) Employee share option scheme (continued)

(ix) Movements in the number of share options outstanding and their respective exercise prices are as follows:

			Number of options over ordinary shares of RM0.10 each in the Company				
Grant date	Expiry date	Exercise price RM/share	As at 1 January '000	Granted '000	Forfeited '000	Exercised '000	As at 31 December '000
2006							
1.7.2002*	30.6.2012	4.36	5,544	-	(1,016)	(3,279)	1,249
23.1.2003*	30.6.2012	5.13	365	-	(58)	(219)	88
25.4.2003*	30.6.2012	4.80	249	-	(7)	(182)	60
3.6.2003*	30.6.2012	5.34	3,400	-	-	(1,280)	2,120
1.7.2003*	30.6.2012	5.13	14,650	-	(1,202)	(8,920)	4,528
13.10.2003*	30.6.2012	6.47	450	-	(24)	(230)	196
21.1.2004*	30.6.2012	7.05	1,259	-	(184)	(469)	606
1.4.2004*	30.6.2012	8.15	304	-	-	-	304
23.4.2004*	30.6.2012	8.13	631	-	(30)	(96)	505
1.7.2004*	30.6.2012	7.99	23,036	-	(2,085)	(5,520)	15,431
13.10.2004*	30.6.2012	7.74	1,244	-	(87)	(356)	801
19.1.2005	30.6.2012	9.04	2,601	-	(411)	(114)	2,076
20.4.2005	30.6.2012	8.69	496	-	-	-	496
20.4.2005	30.6.2012	8.69	1,260	-	(176)	(81)	1,003
1.7.2005	30.6.2012	8.74	29,327	-	(3,810)	(1,052)	24,465
13.10.2005	30.6.2012	8.54	3,087	-	(120)	(117)	2,850
19.1.2006	30.6.2012	7.85	-	4,724	(622)	(21)	4,081
20.4.2006	30.6.2012	8.05	-	2,969	(66)	-	2,903
20.4.2006	30.6.2012	8.05	-	248	-	-	248
1.7.2006	30.6.2012	7.70	-	38,785	(888)	(15)	37,882
1.10.2006	30.6.2012	8.00	-	7,117	-	-	7,117
			87,903	53,843	(10,786)	(21,951)	109,009
Weighted average exercise price (RM per share)			7.45	7.77	7.58	6.08	7.87

The ordinary shares relating to 618,000 (2005: Nil) exercised options have not been allotted to the optionees at the balance sheet date.

24 SHARE CAPITAL (CONTINUED)

(b) Employee share option scheme (continued)

				Number of options over ordinary shares of RM0.10 each in the Company			
Grant date	Expiry date	Exercise price RM/share	As at 1 January '000	Granted '000	Forfeited '000	Exercised '000	As at 31 December '000
2005							
1.7.2002*	30.6.2012	4.36	15,433	-	(146)	(9,743)	5,544
23.1.2003*	30.6.2012	5.13	747	-	(51)	(331)	365
25.4.2003*	30.6.2012	4.80	525	-	(44)	(232)	249
3.6.2003*	30.6.2012	5.34	3,900	-	-	(500)	3,400
1.7.2003*	30.6.2012	5.13	24,754	-	(1,207)	(8,897)	14,650
13.10.2003*	30.6.2012	6.47	608	-	(20)	(138)	450
21.1.2004*	30.6.2012	7.05	1,809	-	(134)	(416)	1,259
1.4.2004*	30.6.2012	8.15	304	-	-	-	304
23.4.2004*	30.6.2012	8.13	876	-	(105)	(140)	631
1.7.2004*	30.6.2012	7.99	28,784	-	(2,127)	(3,621)	23,036
13.10.2004*	30.6.2012	7.74	1,383	-	(78)	(61)	1,244
19.1.2005	30.6.2012	9.04	-	2,859	(258)	-	2,601
20.4.2005	30.6.2012	8.69	-	496	-	-	496
20.4.2005	30.6.2012	8.69	-	1,392	(132)	-	1,260
1.7.2005	30.6.2012	8.74	-	30,202	(875)	-	29,327
13.10.2005	30.6.2012	8.54	-	3,087	-	-	3,087
			79,123	38,036	(5,177)	(24,079)	87,903
Weighted average exercise price (RM per share)			6.17	8.74	7.33	5.31	7.45

	2006	2005
Number of share options vested as at the balance sheet date ('000)	**26,484**	20,023

* The recognition and measurement principles in FRS 2 have not been applied to these grants as allowed under the transitional provision of the said standard.

The closing share price in respect of share options exercised for the financial year is RM10.17 (2005: RM8.42).

(x) The weighted average fair value of options granted during the financial year determined using a modified Black Scholes model was RM1.27 (2005: RM1.52). The key inputs into the model were:

Group	2006	2005
Valuation assumptions:		
Weighted average share price at date of grant (per share)	**RM8.64**	RM9.71
Expected volatility	**22.5% – 24.5%**	24.5%
Expected dividend yield	**6.1%**	5.5%
Expected option life	**1.9 – 6.1 years**	1.9 – 5.5 years
Risk-free interest rate per annum (based on Malaysian securities bonds)	**3.2% – 4.5%**	2.9% – 3.7%

24 SHARE CAPITAL (CONTINUED)

(b) Employee share option scheme (continued)

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last 4 years.

Value of employee services received for issue of share options:

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Share options granted in 2005	-	18,209	-	18,209
Share options granted in 2006	**39,354**	-	**39,354**	-
Allocation to subsidiaries	-	-	**(35,250)**	(17,699)
Total expense recognised as share-based payment	**39,354**	18,209	**4,104**	510

25 OTHER RESERVES

	Note	Capital redemption RM'000	Share options RM'000	Currency translation differences RM'000	Total RM'000
As at 1 January 2006					
- as previously reported		**890**	**-**	**(9,724)**	**(8,834)**
- change in accounting policy	**37(e)**	-	**18,209**	-	**18,209**
- as restated		**890**	**18,209**	**(9,724)**	**9,375**
Shares issued		-	**(1,804)**	-	**(1,804)**
Options granted		-	**39,354**	-	**39,354**
Currency translation differences		-	-	**(103,911)**	**(103,911)**
As at 31 December 2006		**890**	**55,759**	**(113,635)**	**(56,986)**
As at 1 January 2005		890	-	-	890
Options granted	24(b)	-	18,209	-	18,209
Currency translation differences		-	-	(9,724)	(9,724)
As at 31 December 2005 (as restated)		890	18,209	(9,724)	9,375

The capital redemption reserve was created for the redemption of non-voting redeemable preference shares by a subsidiary company.

The share option reserve comprises the value received from the issuance of share options. When share options are exercised, the proceeds received from the exercise of these options together with the corresponding share option reserves, net of any directly attributable transactions costs are transferred to share capital (nominal value) and share premium. If the share options expire, the corresponding share option reserves attributable to these options are transferred to retained earnings.

The currency translation differences comprise all foreign exchange differences arising from the translation of the financial statements of foreign entities.

26 POST-EMPLOYMENT BENEFIT OBLIGATIONS

In addition to the Group's contributions to defined contribution plan as disclosed in Note 9 to the financial statements, the Group also makes contributions to various defined benefit plans that provide benefits for its employees in India and Indonesia upon retirement as follows:

India

Defined benefit plans for India subsidiaries comprise payments of benefits under the schemes of the companies. The obligation is determined based on actuarial valuation and contributions are made to the respective funds administered by Life Insurance Corporation of India ("LIC"). The latest actuarial valuations of the plans were carried out on 1 February 2007.

Indonesia

Defined benefit plan for Indonesia subsidiary comprise payments of benefits based on the requirements of the Indonesian Labour Law No. 13/2003. The latest actuarial valuation of the plan was carried out on 20 December 2006.

The amount of defined benefit plans recognised in the consolidated balance sheet is analysed as follows:

	Group	
	2006 RM'000	2005 RM'000
Present value of unfunded obligations	**4,689**	1,039
Unrealised actuarial gains	**181**	388
Unrecognised past services costs	**(28)**	(30)
Recognised liability in the balance sheet	**4,842**	1,397
Included in:		
Current liabilities	**2,630**	-
Non-current liabilities	**2,212**	1,397
As at 31 December	**4,842**	1,397

Comparative figures which relate to the defined benefit plans have been shown separately (previously included in payables and accruals) to conform with current year's presentation.

Movement in the liability for defined benefit obligations

		Group	
	Note	2006 RM'000	2005 RM'000
Liability for defined benefit obligations at 1 January		**1,397**	-
Acquisitions of subsidiaries	31(a) & (c)	**1,276**	861
Benefits paid by the plan		**(752)**	(162)
Expenses recognised in the income statement		**2,975**	725
Currency translation differences		**(54)**	(27)
Liability for defined benefit obligations at 31 December		**4,842**	1,397

26 POST-EMPLOYMENT BENEFIT OBLIGATIONS (CONTINUED)

Expenses recognised in the income statement (administrative expenses – staff costs)

		Group	
	Note	2006 RM'000	2005 RM'000
Current service costs		2,712	537
Interest on obligation		138	83
Past service costs		(187)	-
Net actuarial gain		(16)	(14)
Termination cost		328	119
Net benefit expense	9	2,975	725

Actuarial assumptions

Principal actuarial assumptions at the balance sheet date (expressed as weighted averages)

		Group	
	India 2006 %	Indonesia 2006 %	Indonesia 2005 %
Discount rate at 31 December	7.5	13.0	13.0
Expected return on future contributions	n/a	9.5	10.0
Future salary increases	5.0	10.0	10.0

27 PROVISIONS FOR LIABILITIES AND CHARGES

Group	Note	Site rectification and decommissioning works RM'000	Network construction cost and settlements RM'000	Staff incentive scheme RM'000	Total RM'000
As at 1 January 2006 (as restated)		101,079	9,830	29,031	139,940
Acquisitions of subsidiaries	31(a)	12,122	-	-	12,122
Capitalised during the financial year		23,980	-	-	23,980
Charged to the income statement		12,304	4,664	34,768	51,736
Reversed from the income statement		-	(192)	(9,786)	(9,978)
Paid during the financial year		(5,986)	-	(21,729)	(27,715)
Currency translation differences		(621)	-	-	(621)
As at 31 December 2006		142,878	14,302	32,284	189,464

27 PROVISIONS FOR LIABILITIES AND CHARGES (CONTINUED)

Group	Note	Site rectification and decommissioning works RM'000	Network construction cost and settlements RM'000	Staff incentive scheme RM'000	Total RM'000
As at 1 January 2005					
- as previously reported		29,923	15,030	44,355	89,308
- change in accounting policy	37(e)	53,341	-	-	53,341
- as restated		83,264	15,030	44,355	142,649
Capitalised during the financial year		7,794	-	-	7,794
Charged to the income statement		24,823	280	20,961	46,064
Reversed from the income statement		(10,983)	(5,480)	(10,269)	(26,732)
Paid during the financial year		(3,819)	-	(26,016)	(29,835)
As at 31 December 2005 (as restated)		101,079	9,830	29,031	139,940
Represented by :					
Current liabilities		**26,795**	**14,302**	**32,284**	**73,381**
Non-current liabilities		**116,083**	**-**	**-**	**116,083**
As at 31 December 2006		**142,878**	**14,302**	**32,284**	**189,464**
Current liabilities		31,520	9,830	29,031	70,381
Non-current liabilities		69,559	-	-	69,559
As at 31 December 2005		101,079	9,830	29,031	139,940

Descriptions on the above provisions are as disclosed in Note 3(m) to the financial statements.

Site rectification and decommissioning works

A provision of RM142,878,000 has been recognised for dismantlement, removal and site restoration costs. The provision is estimated using the assumption that decommissioning will only take place upon the expiry of the lease terms (inclusive of secondary terms) of 15 years. The provision has been estimated based on the current conditions of the sites, at the estimated costs to be incurred upon the expiry of lease terms and discounted at the current market interest rate available to the Group.

28 PAYABLES AND ACCRUALS

	Group		Company	
	2006	2005 (restated)	2006	2005
	RM'000	RM'000	RM'000	RM'000
Current				
Intercarrier and roaming payables	**137,864**	82,513	**-**	-
Intercarrier and roaming accruals	**232,784**	359,958	**-**	-
Subscribers' deposits	**152,369**	145,319	**-**	-
Trade payables	**1,373,014**	855,232	**6,471**	6,606
Trade accruals	**500,764**	443,674	**-**	-
Other payables	**376,627**	108,187	**13**	27,577
Other accruals	**191,351**	27,770	**3,331**	12,899
Advance payments from subscribers	**51,868**	17,224	**-**	-
Deferred income	**326,149**	251,365	**-**	-
Payroll liabilities	**4,182**	3,221	**-**	-
	3,346,972	2,294,463	**9,815**	47,082
Non-current				
Trade payables	**132,023**	16,101	**-**	-
	3,478,995	2,310,564	**9,815**	47,082

Included in current trade payables are payables under deferred payment schemes, which are repayable within the next 12 months, amounting to RM8,000,000 (2005: RM54,264,000). The non-current trade payables are payables under deferred payment schemes, which are repayable between 13 to 16 months. The weighted average interest rate on these balances as at the balance sheet date was 9.16% (2005: 4.21%) per annum.

Trade payables and other payables of the Group and the Company carry credit period up to 90 days.

29 BORROWINGS

		Group		Company	
		2006	2005	2006	2005
	Note	RM'000	RM'000	RM'000	RM'000
Current					
Secured					
Term loans	a	**88,005**	-	**-**	-
Non-convertible debentures	b	**17,873**	-	**-**	-
Finance lease liabilities	c	**2,090**	1,403	**-**	-
		107,968	1,403	**-**	-
Unsecured					
Bridging loan	d	**1,856,780**	-	**-**	-
Syndicated loans	e	**141,200**	261,546	**141,200**	261,546
Term loans		**535,584**	-	**-**	-
Foreign currency forward contract		**10,800**	1,400	**10,800**	1,400
		2,544,364	262,946	**152,000**	262,946
		2,652,332	264,349	**152,000**	262,946

29 BORROWINGS (CONTINUED)

	Note	Group 2006 RM'000	Group 2005 RM'000	Company 2006 RM'000	Company 2005 RM'000
Non-current					
Secured					
Term loans	a	**377,977**	-	-	-
Non-convertible debentures	b	**12,511**	-	-	-
Finance lease liabilities	c	**8,241**	5,615	-	-
		398,729	5,615	-	-
Unsecured					
Syndicated loans	e	**597,629**	531,210	**597,629**	531,210
Foreign currency forward contract		-	800	-	800
		597,629	532,010	**597,629**	532,010
		996,358	537,625	**597,629**	532,010
Total					
Secured					
Term loans	a	**465,982**	-	-	-
Non-convertible debentures	b	**30,384**	-	-	-
Finance lease liabilities	c	**10,331**	7,018	-	-
		506,697	7,018	-	-
Unsecured					
Bridging loan	d	**1,856,780**	-	-	-
Syndicated loans	e	**738,829**	792,756	**738,829**	792,756
Term loans		**535,584**	-	-	-
Foreign currency forward contract	10	**10,800**	2,200	**10,800**	2,200
		3,141,993	794,956	**749,629**	794,956
		3,648,690	801,974	**749,629**	794,956

(a) Secured term loans

Term loans are secured by:

(i) A first charge on all assets both present and future of certain subsidiaries;
(ii) Assignment in favor of lenders of the right, title, interest of the borrower, by way of first charge to all accounts/project documents/insurance policies in which the borrower has an interest in certain subsidiaries;
(iii) Creation of security interest under the Tripartite Agreement to be executed between the licensor/Department of Telecommunications, India;
(iv) Pledge of shares of 51% of share capital of certain subsidiaries;
(v) Assignment of contractor's guarantees and liquidated damages in favor of lenders;
(vi) Assignment of proceeds from the sale of network, including payment from Department of Telecommunications, India in event of termination/cancellation of license for the telecommunications circle of Chennai;
(vii) To finalise and put in place the Trust and Retention Account which would be operationalised only in case of default; and

29 BORROWINGS (CONTINUED)

(a) Secured term loans (continued)

(viii) Undertaking to bring in additional capital up to a maximum of INR1 billion in case of any shortfall as per the business plan.

These facilities contain covenants which required certain subsidiaries to maintain minimum debt service coverage, limit debt to capital ratios, EBITDA requirement and total debt to EBIDA requirements. EBITDA is defined in the loan agreement as the earnings of the subsidiaries before the deduction of interest expense, taxes, depreciation and amortisation while EBIDA is defined as the earnings of the subsidiaries before the deduction of interest expense, depreciation and amortisation.

(b) Secured non-convertible debentures

Non-convertible debentures are secured, inter-alia, on pari passu basis by a first charge on all assets both present and future of a subsidiary.

(c) Finance lease liabilities

Finance lease liabilities represent outstanding obligations payable in respect of the property, plant and equipment acquired under finance lease commitment and are analysed as follows:

	Group	
	2006 RM'000	2005 RM'000
Analysis of finance lease commitment:		
Not later than 1 year	**3,440**	2,303
Later than 1 year and not later than 5 years	**10,181**	7,368
	13,621	9,671
Less: Future finance charges	**(3,290)**	(2,653)
Present value	**10,331**	7,018

	Group	
	2006 RM'000	2005 RM'000
Representing lease liabilities:		
- Current	**2,090**	1,403
- Non-current	**8,241**	5,615
	10,331	7,018

Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

(d) Unsecured bridging loan

During the current financial year, a subsidiary has obtained bridging loan facilities of up to principal amount of USD880 million from 4 offshore financial institutions. The facility is guaranteed by the Company.

The facility has a tenor of 12 months from the date of the first drawdown of 21 March 2006. The facility was fully repaid on 9 April 2007.

29 BORROWINGS (CONTINUED)

(e) Unsecured syndicated loans

The principal amounts of unsecured syndicated loans is USD360 million (2005: USD360 million). The syndicated loan agreements contain covenants which require the Group to maintain a minimum interest coverage ratio and a maximum net debt to annualised EBITDA ratio. EBITDA is defined in the loan agreement as the consolidated earnings of the Group before the deduction of interest expense, taxes, depreciation and amortisation.

USD100 million of the syndicated loan is hedged by an interest rate swap as disclosed in Note 30(c)(i) to the financial statements and USD160 million of the syndicated loan is hedged by a cross currency interest rate swap as disclosed in Note 30(c)(ii) to the financial statements. The balance of USD100 million is unhedged.

Contractual terms of borrowings

Group	Contractual interest rate at balance sheet date (per annum) %	Functional currency/ currency exposure	Total carrying amount RM'000	Maturity profile < 1 year RM'000	1-2 years RM'000	2-3 years RM'000	3-4 years RM'000	4-5 years RM'000	> 5 years RM'000
At 31 December 2006									
Secured									
Term loans	Fixed at 8.75%	INR/INR	50,990	-	-	2,550	10,198	10,198	28,044
Term loans	Fixed at 10.25%	INR/INR	127,121	29,279	18,142	3,985	15,940	15,940	43,835
Term loans	Fixed at 12.50%	INR/INR	3,067	1,989	1,078	-	-	-	-
Term loans	SBAR[1] – 2.0%	INR/INR	52,496	17,614	17,614	15,820	1,448	-	-
Term loans	SBAR[1] – 2.25%	INR/INR	68,136	24,777	24,777	18,582	-	-	-
Term loans	IVRR[2] – 4.0%	INR/INR	28,692	14,346	14,346	-	-	-	-
Term loans	BPLR [3]	INR/INR	135,480	-	-	6,774	27,096	27,096	74,514
Non-convertible debentures	Fixed at 10.0%	INR/INR	16,138	9,493	6,645	-	-	-	-
Non-convertible debentures	Fixed at 10.9%	INR/INR	7,471	4,395	3,076	-	-	-	-
Non-convertible debentures	Fixed at 17.5%	INR/INR	6,775	3,985	2,790	-	-	-	-
Finance lease liabilities	-	RM/RM	10,153	2,013	2,323	2,694	2,950	173	-
Finance lease liabilities	Fixed at 6.0%	INR/INR	178	77	101	-	-	-	-
			506,697	107,968	90,892	50,405	57,632	53,407	146,393
Unsecured									
Term loans	Fixed at 7.50%	INR/INR	535,584	535,584	-	-	-	-	-
Bridging loans	LIBOR [4] + 0.16% to 0.25%	USD/USD	1,856,780	1,856,780	-	-	-	-	-
Syndicated loans	LIBOR [4] + 0.325% to 0.4%	RM/USD	749,629	152,000	-	-	597,629	-	-
			3,141,993	2,544,364	-	-	597,629	-	-
			3,648,690	2,652,332	90,892	50,405	655,261	53,407	146,393

29 BORROWINGS (CONTINUED)

Contractual terms of borrowings (continued)

Group	Contractual interest rate at balance sheet date (per annum) %	Functional currency/ currency exposure	Total carrying amount RM'000	Maturity profile < 1 year RM'000	1-2 years RM'000	2-3 years RM'000	3-4 years RM'000	4-5 years RM'000	> 5 years RM'000
At 31 December 2005									
Secured									
Finance lease liabilities	-	RM/RM	7,018	1,403	1,200	1,369	1,521	1,525	-
Unsecured									
Syndicated loans	LIBOR[4] + 0.325% to 0.4%	RM/USD	794,956	262,946	152,000	-	-	380,010	-
			801,974	264,349	153,200	1,369	1,521	381,535	-

Notes:

(1) SBAR is State Bank Advance Rate.
(2) IVRR is ING Vysya Bank Reference Rate.
(3) BPLR is Bank Prime Lending Rate.
(4) LIBOR is London Inter Bank Offer Rate.

Company	Contractual interest rate at balance sheet date (per annum) %	Functional currency/ currency exposure	Total carrying amount RM'000	Maturity profile < 1 year RM'000	1-2 years RM'000	2-3 years RM'000	3-4 years RM'000	4-5 years RM'000	> 5 years RM'000
At 31 December 2006									
Unsecured									
Syndicated loans	**LIBOR[4] + 0.325% to 0.4%**	**RM/USD**	**749,629**	**152,000**	**-**	**-**	**597,629**	**-**	**-**
At 31 December 2005									
Unsecured									
Syndicated loans	LIBOR[4] + 0.325% to 0.4%	RM/USD	794,956	262,946	152,000	-	-	380,010	-

30 FINANCIAL RISK MANAGEMENT

The significant financial risks which the Group is exposed to arising from its business activities are mainly currency, credit and interest rate risks. Straightforward derivative financial instruments are utilised by the Group to achieve greater certainty of future costs. The Group does not enter into derivative financial instruments for trading purposes.

30 FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Currency risk management

The objectives of the Group's currency risk management policies are to allow the Group to effectively manage exposures that may arise from operating activities within a framework of controls that minimise short term impact of foreign currency fluctuations. Forward foreign exchange contracts are used to manage foreign exchange exposures arising from all known material foreign currency commitments as and when they arise and in accordance with the Group's guidelines.

The Group enters into foreign currency forward contracts to hedge the movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Gains and losses on foreign currency forward contracts entered into as hedges of foreign currency monetary items are recognised in the financial statements when the exchange differences of the hedged monetary items are recognised in the financial statements.

The currency exposure of financial assets and financial liabilities of the Group and Company that are not denominated in the functional currency of the respective companies (before and after taking into effect of cross currency interest rate swap contract) are set out below.

	Currency exposure at 31 December 2006					
Group	**INR RM'000**	**IDR RM'000**	**USD RM'000**	**SDR RM'000**	**EURO RM'000**	**OTHERS RM'000**
Functional currency Ringgit Malaysia						
Receivables	-	-	**33,132**	**68,263**	-	**7**
Deposits, bank and cash balances	-	-	**12,879**	-	**495**	-
Payables	**(368)**	-	**(46,820)**	**(76,342)**	**(3)**	**(2,135)**
Borrowings	-	-	**(749,629)**	-	-	-
Unhedged	**(368)**	-	**(750,438)**	**(8,079)**	**492**	**(2,128)**
Cross currency interest rate swap - Borrowings	-	-	**141,076**	-	-	-
Net unhedged	**(368)**	-	**(609,362)**	**(8,079)**	**492**	**(2,128)**
IDR						
Receivables	-	-	**1,084**	-	-	-
Deposits, bank and cash balances	-	-	**9,007**	-	-	-
Payables	-	-	**(75,772)**	-	-	-
Unhedged	-	-	**(65,681)**	-	-	-

30 FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Currency risk management (continued)

Group	Currency exposure at 31 December 2005						
	INR RM'000	IDR RM'000	USD RM'000	SDR RM'000	SGD RM'000	EURO RM'000	OTHERS RM'000
Functional currency Ringgit Malaysia							
Receivables	-	5	42,517	27,881	-	-	454
Deposits, bank and cash balances	-	-	3,951	-	-	-	-
Payables	-	(1,784)	(57,485)	(23,631)	(612)	(2,502)	(312)
Borrowings	-	-	(794,956)	-	-	-	-
Unhedged	-	(1,779)	(805,973)	4,250	(612)	(2,502)	142
Forward contracts							
- Payables	-	-	5,612	-	-	-	-
Cross currency interest rate swap							
- Borrowings	-	-	414,289	-	-	-	-
Net unhedged	-	(1,779)	(386,072)	4,250	(612)	(2,502)	142
IDR							
Receivables	-	-	2,016	-	-	-	-
Deposits, bank and cash balances	-	-	301,743	-	-	-	-
Payables	-	-	(8,776)	-	-	-	-
Unhedged	-	-	294,983	-	-	-	-

Company	Currency exposure at 31 December 2006					
	INR RM'000	IDR RM'000	USD RM'000	SDR RM'000	EURO RM'000	OTHERS RM'000
Functional currency Ringgit Malaysia						
Amounts due from subsidiaries	-	-	2,793,499	-	-	-
Receivables	-	-	68	-	-	-
Deposits, bank and cash balances	-	-	197	-	-	-
Payables	(368)	-	-	-	3	(107)
Borrowings	-	-	(749,629)	-	-	-
Unhedged	(368)	-	2,044,135	-	3	(107)
Cross currency interest rate swap						
- Borrowings	-	-	141,076	-	-	-
Net unhedged	(368)	-	2,185,211	-	3	(107)

30 FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Currency risk management (continued)

Company			Currency exposure at 31 December 2005			
	INR RM'000	IDR RM'000	USD RM'000	SDR RM'000	EURO RM'000	OTHERS RM'000
Amounts due from subsidiaries	-	-	798,010	-	-	-
Receivables	-	5	7,022	-	-	454
Deposits, bank and cash balances	-	-	31	-	-	-
Payables	-	-	(4,312)	-	(11)	(135)
Borrowings	-	-	(794,956)	-	-	-
Unhedged	-	5	5,795	-	(11)	319
Forward contracts						
- Payables	-	-	5,612	-	-	-
Cross currency interest rate swap						
- Borrowings	-	-	414,289	-	-	-
Net unhedged	-	5	425,696	-	(11)	319

(b) Credit risk management

The Group is exposed to credit risk related losses in the event of non-performance by third parties to derivative financial instruments but it does not expect any third parties to fail to meet their obligations given the Group's policy of selecting creditworthy counter parties.

The Group has no significant concentration of credit risk. Credit risks of trade receivables are controlled by the application of credit approvals, limits and monitoring procedures. Credit risks are minimised and monitored via limiting the Group's dealings with creditworthy business partners. Trade receivables are monitored on an on-going basis via the Group's management reporting procedures.

The Group places its cash and cash equivalents with a number of creditworthy financial institutions. The Group's policy limits the concentration of financial exposure to any single financial institution.

(c) Interest rate risk management

The Group's exposure to interest rate risk arises predominantly from assets and liabilities bearing variable interest rates. The Group's policy is to monitor the interest rate and take appropriate action where necessary. Straightforward interest rate swaps are used to manage interest rate fluctuations arising from loan commitments in accordance with the Group's guidelines.

Cash flow interest rate risk

(i) Interest rate swap

The Company entered into an interest rate swap to hedge against fluctuations in the US-LIBOR on its USD100 million syndicated loan from 31 October 2005 to 7 February 2010. The effect of this transaction obliges it to pay weighted average fixed interest rate of 4.63% per annum in exchange for US-LIBOR on the notional amount of USD100 million on a quarterly basis.

The weighted average interest rate of the Company's syndicated loan at balance date was 5.78% (2005: 4.64%) per annum (Note 29(e) to the financial statements). After the interest rate swap, the Company's weighted average interest rate at balance sheet date was 5.03% (2005: 5.03%) per annum.

30 FINANCIAL RISK MANAGEMENT (CONTINUED)

(c) Interest rate risk management (continued)

(ii) Cross currency interest rate swap

The Company entered into an amortising cross currency interest rate swap ("CCIRS") to hedge against fluctuations in the USD/RM exchange rate on its USD160 million syndicated loan from 16 February 2005 to 16 May 2007, upon which the Company will pay Ringgit in exchange of receiving USD at a pre-determined exchange rate of RM3.80 to USD1.00 and will pay KLIBOR in exchange for receiving LIBOR on the amortising outstanding principal amounts. The principal exchange occurs semi-annually in accordance with the scheduled repayment of the USD160 million syndicated loan.

The weighted average interest rate of the Company's syndicated loan at balance date was 5.71% (2005: 4.88%) per annum (Note 29(e) to the financial statements). After the interest rate swap, the Company's weighted average interest rate at balance sheet date was 4.35% (2005: 3.90%) per annum.

The net exposure of financial assets and financial liabilities of the Group and the Company to interest rate changes (after taking into account the effects of interest rate swap and cross currency interest rate swap described above) and the periods in which the borrowings mature or reprice (whichever is earlier) are as follows:

Group	Functional currency/ currency exposure	Effective interest rate per annum at balance sheet date %	Total carrying amount RM'000	Floating interest rate < 1 year RM'000	Fixed interest rate < 1 year RM'000	Fixed interest rate 1-2 years RM'000	Fixed interest rate 2-3 years RM'000	Fixed interest rate 3-4 years RM'000	Fixed interest rate 4-5 years RM'000	Fixed interest rate > 5 years RM'000
At 31 December 2006										
Deposits with licensed banks	RM/RM	3.49	1,675,240	1,675,240	-	-	-	-	-	-
Deposits with licensed banks	RM/USD	5.00	2,594	2,594	-	-	-	-	-	-
Deposits with licensed banks	USD/USD	4.95	23,053	23,053	-	-	-	-	-	-
Deposits with licensed banks	IDR/IDR	7.50	270	270	-	-	-	-	-	-
Deposits with licensed banks	IDR/USD	4.75	4,410	4,410	-	-	-	-	-	-
Deposits with licensed banks	INR/INR	7.50	634,241	634,241	-	-	-	-	-	-
Non-convertible debentures	INR/INR	11.89	(30,384)	-	(17,873)	(12,511)	-	-	-	-
Term loans	INR/INR	8.45	(1,001,566)	(284,804)	(566,852)	(19,220)	(6,535)	(26,138)	(26,138)	(71,879)
Bridging loan	USD/USD	5.53	(1,856,780)	(1,856,780)	-	-	-	-	-	-
Syndicated loans	RM/RM	4.35	(152,000)	(152,000)	-	-	-	-	-	-
Syndicated loans	RM/USD	5.33	(597,629)	(244,629)	-	-	-	(353,000)	-	-
Finance lease liabilities	RM/RM	12.44	(10,153)	-	(2,013)	(2,323)	(2,694)	(2,950)	(173)	-
Finance lease liabilities	INR/INR	6.00	(178)	-	(77)	(101)	-	-	-	-
			(1,308,882)	(198,405)	(586,815)	(34,155)	(9,229)	(382,088)	(26,311)	(71,879)
At 31 December 2005										
Deposits with licensed banks	RM/RM	2.79	3,111,036	3,111,036	-	-	-	-	-	-
Deposits with licensed banks	RM/USD	3.75	3,951	3,951	-	-	-	-	-	-
Deposits with licensed banks	IDR/USD	4.43	300,522	300,522	-	-	-	-	-	-
Syndicated loans	RM/RM	3.90	(414,946)	(414,946)	-	-	-	-	-	-
Syndicated loans	RM/USD	5.03	(380,010)	-	-	-	-	-	(380,010)	-
Finance lease liabilities	RM/RM	12.44	(7,018)	-	(1,403)	(1,200)	(1,369)	(1,521)	(1,525)	-
			2,613,535	3,000,563	(1,403)	(1,200)	(1,369)	(1,521)	(381,535)	-

30 FINANCIAL RISK MANAGEMENT (CONTINUED)

(c) Interest rate risk management (continued)

Company	Functional currency/ currency exposure	Effective interest rate per annum at balance sheet date %	Total carrying amount RM'000	Floating interest rate < 1 year RM'000	Fixed interest rate < 1 year RM'000	1-2 years RM'000	2-3 years RM'000	3-4 years RM'000	4-5 years RM'000	> 5 years RM'000
At 31 December 2006										
Deposits with licensed banks	**RM/RM**	**3.51**	**56,512**	**56,512**	-	-	-	-	-	-
Syndicated loans	**RM/RM**	**4.35**	**(152,000)**	**(152,000)**	-	-	-	-	-	-
Syndicated loans	**RM/USD**	**5.33**	**(597,629)**	**(244,629)**	-	-	-	**(353,000)**	-	-
			(693,117)	**(340,117)**	-	-	-	**(353,000)**	-	-
At 31 December 2005										
Deposits with licensed banks	RM/RM	2.75	1,600,600	1,600,600	-	-	-	-	-	-
Syndicated loans	RM/RM	3.90	(414,946)	(414,946)	-	-	-	-	-	-
Syndicated loans	RM/USD	5.03	(380,010)	-	-	-	-	-	(380,010)	-
			805,644	1,185,654	-	-	-	-	(380,010)	-

(d) Fair values

The carrying amounts of financial assets and liabilities of the Group and of the Company at the balance sheet date approximated their fair values except as set out below:

At 31 December 2006	Note	Group Carrying amount RM'000	Group Fair value RM'000	Company Carrying amount RM'000	Company Fair value RM'000
Trade payables	28	**132,023**	**131,468**	-	-
Borrowings	29				
- term loans		**377,977**	**379,996**	-	-
- non-convertible debentures		**12,511**	**12,814**	-	-
- finance lease liabilities		**8,241**	**9,316**	-	-
- syndicated loans		**597,629**	**597,629**	**597,629**	**597,629**
Loan from a related party	22	**26,101**	**26,101**	-	-
Loans to subsidiaries	16	-	-	**2,641,499**	**2,230,693**
Interest rate swap	30(c)(i)	-	**1,179**	-	**1,179**
Cross currency interest rate swap	30(c)(ii)	-	**(10,924)**	-	**(10,924)**

30 FINANCIAL RISK MANAGEMENT (CONTINUED)

(d) Fair values (continued)

At 31 December 2005 - restated	Note	Group Carrying amount RM'000	Group Fair value RM'000	Company Carrying amount RM'000	Company Fair value RM'000
Trade payables	28	16,101	14,826	-	-
Borrowings	29				
- finance lease liabilities		5,615	6,578	-	-
- syndicated loans		531,210	531,210	531,210	531,210
Loan from a related party	22	24,269	24,269	-	-
Loan to a subsidiary	16	-	-	532,010	532,010
Foreign currency forward contracts	30(a)	-	(1,304)	-	(1,304)
Interest rate swap	30(c)(i)	-	1,229	-	1,229
Cross currency interest rate swap	30(c)(ii)	-	(3,711)	-	(3,711)

The nominal value of derivatives for the Group and the Company are as follows:

	Note	2006 RM'000	2005 RM'000
Foreign currency forward contracts	30(a)	-	1,064,052
Interest rate swap	30(c)(i)	**380,010**	380,010
Cross currency interest rate swap	30(c)(ii)	**152,000**	418,000

The Group makes certain assumptions and applies the estimated discounted value of future cash flows to determine the fair values of financial instruments, except as set out below:

- foreign currency forward contracts – difference between the forward exchange market rates of similar maturity profile and the contractual forward exchange rates at balance sheet date, applied to the contractual sum.

31 ACQUISITIONS OF SUBSIDIARIES

(a) As at acquisition date

Pursuant to the conditional share subscription agreement entered into on 30 December 2005, on 6 January 2006, Global Communications Services Holdings Ltd ("GCSH"), a wholly-owned subsidiary of the Group, subscribed for 63,243,243 new equity shares of Indian Rupees ("INR") 10 each in Aircel Limited ("Aircel") for a cash consideration of USD280 million (equivalent to RM1,050 million), representing 26% of its enlarged issued and paid-up share capital. Aircel is a cellular mobile telephone services provider incorporated in the Republic of India.

31 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

(a) As at acquisition date (continued)

The following transactions took place in March 2006:

(i) GCSH subscribed for 11,828,440 new equity shares of INR10 each in Deccan Digital Networks Private Limited ("Deccan"), for a cash consideration of INR118 million (equivalent to RM10 million), representing 25.714% of its enlarged issued and paid-up share capital. Deccan is an entity incorporated in the Republic of India;

(ii) GCSH acquired an additional 94,864,865 equity shares of INR10 each in Aircel for a cash consideration of USD424 million (equivalent to RM1,564 million), representing 39% equity interest;

(iii) GCSH acquired the entire beneficial ownership of 10,000 equity shares of INR10 each in South Asia Communications Private Limited ("SAC"), a company incorporated in the Republic of India for a cash consideration of INR0.1 million (equivalent to RM0.08 million). Simultaneously, GCSH subscribed for an additional 6,207,278 equity shares of INR10 each in SAC, for a cash consideration of INR62 million (equivalent to RM5 million) and for 1,634,461,328 redeemable preference shares of INR10 each in SAC for a cash consideration of INR16,344 million (equivalent to RM1,349 million);

(iv) SAC subscribed for 1,634,461,328 cumulative non-convertible redeemable preference shares in Deccan for a cash consideration of INR16,396 million (equivalent to RM1,353 million); and

(v) Deccan acquired 85,135,135 equity shares of INR10 each in Aircel for a cash consideration of INR16,849 million (RM1,391 million), representing 35% equity interest of Aircel.

Following the completion of the above transactions, the acquisition of Aircel was completed on 21 March 2006. Aircel was accounted for using equity accounting as a 26% associate from 6 January 2006 to 20 March 2006 and subsequently consolidated as a subsidiary of Maxis from 21 March 2006.

Details of net assets acquired, goodwill and cash flows arising from the acquisitions were as follows:

	Note	As at 21.3.2006 (date of acquisition) RM'000
Property, plant and equipment	14	**919,761**
Spectrum rights	15	**92,109**
Deferred tax assets		**6,288**
Inventories		**144,931**
Receivables, deposits and prepayments		**193,829**
Tax recoverable		**65,325**
Deposits with licensed banks		**1,252,174**
Cash and bank balances		**20,812**
Post-employment benefit obligations	26	**(1,276)**
Provision for liabilities and charges	27	**(12,122)**
Payables and accruals		**(728,445)**
Borrowings		**(422,369)**
Taxation		**(57,411)**
Deferred tax liabilities		**(23,964)**

31 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

(a) As at acquisition date (continued)

	Note	As at 21.3.2006 (date of acquisition) RM'000
Fair value of total net assets acquired		1,449,642
Less: Minority interest		(11,312)
Less: Amount accounted for as an associate as at 20.3.2006		(11,190)
Less: Currency translation differences		(963)
Group's share of net assets		1,426,177
Goodwill on acquisition	15	2,572,023
Purchase consideration		3,998,200*
Purchase consideration:		
- cash consideration		3,984,093
- expenses directly attributable to the acquisition		14,107
		3,998,200*
Cash and cash equivalents of subsidiaries acquired		1,272,986
Less: Cost of acquisition		(3,998,200)
Net cash outflow of the Group on acquisition		(2,725,214)

* As stated in the Circular to shareholders dated 14 February 2006 in relation to the proposal on acquisition of Aircel, the purchase consideration is subject to a contingent payment to be calculated based on the difference between the future market value and the entry value of 63,243,243 Aircel shares. The future market value is determined based on the value of 63,243,243 Aircel shares derived from (i) the market price of the Aircel shares, in the event of an Initial Public Offering ("IPO"), or (ii) the formula-based equity value of Aircel on a consolidated basis, if there is no IPO after 3 years (or at the Company's option, 4 years) from the completion of the acquisition. The contingent payment (if payable) is expected to be made between the 16th and the 20th month after the expiry of the month in which an IPO occurs; or if no IPO occurs, within a period of 3 years extendable to 4 years at the Company's option from completion of the acquisition.

The goodwill recognised on the acquisitions is mainly attributable to the profitability of the acquired business expected to be achieved from integrating the companies into the Group's existing mobile business.

31 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

(b) Effects of the acquisition on the Group's financial results and position

The effects of the acquisition on the Group's financial results and position for the financial year were as follows:

	Period from 6.1.2006 (date of acquisition) to 20.3.2006 RM'000
As an associate	
Share of results	**11,190**

	Period from 21.3.2006 (date of acquisition) to 31.12.2006 RM'000
As a subsidiary	
Income statement	
Revenue	**747,909**
Operating costs	**(559,709)**
Profit before tax	**188,200**
Tax expenses	**(39,072)**
Profit for the financial year	**149,128**
Total contribution for the financial year	**160,318**
Attributable to:	
Equity holders of the Company	**159,274**
Minority interest	**1,044**
	160,318

31 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

(b) Effects of the acquisition on the Group's financial results and position (continued)

	As at 31.12.2006 RM'000
Balance sheet	
Property, plant and equipment	1,422,321
Spectrum rights	1,051,110
Deferred tax assets	3,057
Inventories	338,311
Receivables, deposits and prepayments	305,360
Tax recoverable	87,809
Deposits with licensed banks, cash and bank balances	652,338
Post-employment benefit obligations	(2,827)
Provisions for liabilities and charges	(25,194)
Payables and accruals	(995,427)
Taxation	(81,545)
Deferred tax liabilities	(28,295)
Borrowings	(1,032,127)
Minority interest	(11,864)
Group's share of net assets	1,683,027
Goodwill on acquisition of Aircel Limited	2,467,247
Increase in Group's net assets	4,150,274

(c) Acquisition of subsidiary in 2005

On 29 April 2005, the Group acquired 51% equity interest in PT Natrindo Telepon Seluler, a company incorporated in the Republic of Indonesia, for a cash consideration of USD100 million (equivalent to RM380 million). Details of net assets acquired, goodwill and cash flow arising from the acquisition were as follows:

	Note	As at 29 April 2005 (date of acquisition) RM'000
Property, plant and equipment	14	57,430
Spectrum rights	15	168,730
Inventories		248
Receivables, deposits and prepayments		11,655
Deposits with licensed banks		384,484
Cash and bank balances		2,669
Post-employment benefit obligations	26	(861)
Payables and accruals		(15,274)
Borrowings		(30,558)
Fair value of total net assets acquired		578,523
Less: Minority interest		(283,476)

31 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

(c) Acquisition of subsidiary in 2005 (continued)

	Note	As at 29 April 2005 (date of acquisition) RM'000
Group's share of net assets		295,047
Goodwill on acquisition	15	84,963
Cost of acquisition		380,010
Cash and cash equivalents of subsidiary acquired		387,153
Less: Cost of acquisition		(380,010)
Net cash inflow of the Group on acquisition		7,143

(d) Effects of the acquisition of subsidiary on the Group's 2005 financial results and position

The effects of the acquisition on the Group's financial results and position for the financial year were as follows:

	Period from 29.4.2005 (date of acquisition) to 31.12.2005 RM'000
Income statement	
Revenue	5,012
Operating costs (including amortisation of goodwill)	(80,698)
Loss before tax	(75,686)
Tax expenses	0
Loss for the financial year	(75,686)
Attributable to:	
Equity holders of the Company	(41,375)
Minority interest	(34,311)
	(75,686)

31 ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

(d) Effects of the acquisition of subsidiary on the Group's 2005 financial results and position (continued)

	As at 31.12.2005 RM'000
Balance sheet	
Property, plant and equipment	30,147
Spectrum rights	158,648
Inventories	138
Receivables, deposits and prepayments	16,115
Deposits, cash and bank balances	302,890
Post-employment benefit obligations	(1,397)
Payables and accruals	(11,745)
Minority interest	(239,823)
Group's share of net assets	254,973
Goodwill on acquisition of PT Natrindo Telepon Seluler less amortisation for the financial year	79,300
Increase in Group's net assets	334,273

32 CAPITAL COMMITMENTS

Capital expenditure approved by the Directors and not provided for in the financial statements are as follows:

	Group	
	2006 RM'000	2005 RM'000
Contracted for	**846,420**	5,110,868
Not contracted for	**2,792,449**	1,672,203
	3,638,869	6,783,071
Analysed as follows:		
Property, plant and equipment	**3,638,869**	2,700,671
Acquisitions of subsidiaries	-	4,082,400
	3,638,869	6,783,071

33 OPERATING LEASE COMMITMENTS

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
Expiring within one year	**39,777**	29,069	**22,513**	22,870
Expiring between one and five years	**140,268**	119,923	**117,744**	117,717
Expiring after five years	**10,131**	34,442	**10,131**	34,442
	190,176	183,434	**150,388**	175,029

34 SIGNIFICANT RELATED PARTY TRANSACTIONS

Related parties are those defined under FRS 124 – Related Party Disclosures.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant transactions. The related party transactions described below were carried out on commercial terms that are no more favorable than that available to other third parties.

	Group	
	2006 RM'000	2005 RM'000
(a) Sales of goods and services		
Sales of telecommunications services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd.[1] (VSAT, telephony and international bandwidth services)	**21,644**	8,303
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd.[1] (rental and utility charges)	**31,316**	30,494
- MEASAT Satellite Systems Sdn. Bhd.[1] (transponder lease rental)	**19,151**	22,379
- MEASAT Broadcast Network Systems Sdn. Bhd.[1] (CATV, advertising, printing services and video content)	**5,663**	1,679
- UTSB Management Sdn. Bhd.[1] (secondment and consultancy services)	**38,060**	30,305
- SRG Asia Pacific Sdn. Bhd.[1] (call handling and telemarketing services)	**20,552**	12,880
- PT Broadband Multimedia Tbk[2] (advance payment to procure fibre optic lease line)	**11,097**	-

[1] Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

[2] PT Broadband Multimedia Tbk ("BM"), a related party by virtue of BM having common major shareholders in PT Natrindo Telepon Seluler ("NTS"), a 51% owned subsidiary of the Group.

35 CONTINGENT LIABILITIES

The following contingent liabilities have not been provided for in the financial statements.

	Group		Company	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000
(i) Guarantee given to a third party in respect of services provided to subsidiaries – unsecured	**1,800**	1,800	**1,800**	1,800
(ii) Guarantees given to financial institutions for borrowing facilities granted to a subsidiary – unsecured	**-**	-	**564,800**	-
(iii) Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and subsidiaries:				
(a) Department of Telecommunications ("DoT"), the Republic of India				
- Secured	**709,498**	-	**-**	-
- Unsecured	**6,484**	-	**-**	-
	715,982	-	**-**	-
(b) Customs				
- Secured	**2,590**	-	**-**	-
- Unsecured	**31,031**	2,259	**-**	-
	33,621	2,259	**-**	-
(c) Others				
- Secured	**9,429**	-	**-**	-
- Unsecured	**32,431**	17,171	**228,712**	125
	41,860	17,171	**228,712**	125
	791,463	19,430	**228,712**	125
(iv) Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission – unsecured	**45,000**	50,000	**-**	-

35 CONTINGENT LIABILITIES (CONTINUED)

(v) Dishnet Wireless Limited ("DWL") was granted Unified access Services ("UAS") licences from the DoT to provide cellular mobile service ("Service") in 7 circles effective from 21 April 2004. The terms and conditions of the UAS licences require DWL to fulfil its roll out obligations which envisages commencement of Service in a prescribed minimum coverage area within 1 year of the effective date i.e by 20 April 2005, failing which the DoT may impose liquidated damages up to a maximum of INR70 million (equivalent to RM5.8 million). In addition, DWL is required to cover 50% of the minimum coverage area by the third year from the effective date i.e. by 20 April 2007 for all 7 circles. If the delay exceeds 52 weeks, DoT may terminate the licence, invoke the performance guarantee and/or order the imposition of a financial penalty.

Although DWL has taken all necessary steps to commence Services in these circles and has applied for spectrum in the required frequency with the relevant authorities and for point of interconnect with Bharat Sanchar Nigam Limited (the incumbent operator controlled by DoT) across the circles, there was delay in the process of allocation of spectrum and point of interconnect. As such, DWL could not commence Service within the prescribed roll out period provided in the UAS licences. As the delay in grant of spectrum is an industry-wide issue, any decision of the DoT to impose sanctions or penalties for roll out delays will have potential adverse impact on the telecommunications sector as a whole. Further, although DWL has since commenced Service in the 7 circles, it has not obtained the necessary certification from the DoT, which is required before the commencement of Service. DoT may impose a penalty for such delay.

The combination of the above issues, if decided against DWL, could have a material adverse effect on the business and prospects of DWL.

36 SUBSEQUENT EVENTS

(a) The Company has on 8 March 2007 entered into the subscription agreements with HSBC Bank Malaysia Berhad and CIMB Investment Bank Berhad (formerly known as Commerce International Merchant Bankers Berhad) in relation to the issuance of RM500 million nominal value 5-year commercial papers/medium term notes programme and RM500 million nominal value 10-year medium term notes programme (collectively the "Notes"). The Notes were issued on 19 March 2007. The funds raised will enable the Company and its Malaysian subsidiaries to refinance existing debt, finance capital expenditure and utilise for general funding requirements.

(b) On 17 April 2007, Malaysian Mobile Services Sdn. Bhd. ("MMS"), a wholly owned subsidiary of the Group, acquired the entire share capital comprising 42 shares of EURO453 each in Althem B.V. ("Althem"), a company incorporated in The Netherlands, for a cash consideration of EURO26,120 (equivalent to RM122,529).

On 19 April 2007, Althem, Teleglobal Investments B.V. ("Teleglobal"), a wholly owned subsidiary of the Group and the Company executed a conditional sale and purchase agreement ("SPA") with Penta Investment Limited ("Penta") for Althem to acquire 1,261,573,820 ordinary shares of IDR500 each in PT Natrindo Telepon Seluler ("NTS") ("Sale Shares") representing 44% of the existing issued and paid-up share capital of NTS from Penta for a total cash consideration of USD123.92 million (equivalent to RM423.81 million) ("Proposed Acquisition").

The completion of the SPA is conditional on:

(i) all relevant consents and approvals being obtained from the relevant authorities for the sale by Penta to Althem of the Sale Shares and PT Aneka Tirta Nusa ("Tirta") being registered owner of the 143,360,661 of NTS's issued and paid up ordinary shares ("Tirta Block") including Badan Koordinasi Penanaman Modal, Indonesia ("BKPM") approval (received on 24 April 2007 vide BKPM's letter dated 20 April 2007);

(ii) Penta delivering relevant share transfer deeds and evidence that Penta is the registered shareholder of the Sale Shares; and

(iii) notification being sent by NTS to the Indonesian Ministry of Communications and Informatics of the Proposed Acquisition.

(Collectively "Conditions")

36 SUBSEQUENT EVENTS (CONTINUED)

The closing of the Proposed Acquisition ("Closing") will occur within 3 business days after the Conditions are satisfied.

Following Closing of the Proposed Acquisition, the Group's aggregate shareholding in NTS will be 95% and Tirta will hold the remaining 5%, which is in accordance with the foreign shareholding requirements in Indonesia.

On 19 April 2007, in conjunction with the SPA, the Company, Teleglobal and Tirta entered into a put option agreement and a call option agreement in respect of the proposed option ("Proposed Options") over Tirta Block representing 5% of the existing issued and paid-up share capital of NTS. Salient terms and conditions pursuant to the Proposed Options are as follows:

- Teleglobal grants Tirta an option ("Put Option") to sell to Teleglobal or an appropriate Indonesian entity identified by Teleglobal, the Tirta Block at the exercise price of USD14.08 million (equivalent to RM48.15 million);
- Tirta grants Teleglobal an option ("Call Option") to purchase or to identify an appropriate Indonesian entity to purchase from Tirta, the Tirta Block at the exercise price of USD16.33 million (equivalent to RM55.85 million); and
- the exercise period of the Put Option and Call Option starts from earlier of (i) 6 months from date of the agreements respectively, or (ii) such other date as Teleglobal and Tirta may agree. The last day of exercise period of the Put and Call Option is 30 December 2009.

As these are recent acquisitions, it is not practicable to disclose information on the fair value of net identifiable assets acquired and the resultant goodwill arising on these acquisitions.

37 CHANGES IN ACCOUNTING POLICIES

The accounting policies set out in Note 3 to the financial statements have been applied in preparing the financial statements for the financial year ended 31 December 2006.

The following describes the impact in relation to the new standards, amendments and interpretations as set out in Note 2 (i) to the financial statements that are applicable for the Group and the Company.

(a) Immaterial effect on financial statements

The adoption of FRS 5, 102, 108, 110, 127, 128, 132, 133 and IC interpretations did not have a material impact on the financial statements of the Group and of the Company.

(b) Reclassification of prior year comparatives

Set out below are changes in accounting policies that resulted in reclassification of prior year comparatives but did not affect the recognition and measurement of the Group and of the Company's net assets:

- FRS 101 has affected the presentation of minority interest. Minority interest is now presented within total equity in the consolidated balance sheet and as an allocation from profit for the financial year in the consolidated income statement. The movement of minority interest is now presented in the consolidated statement of changes in equity. Certain reclassifications of prior year's comparatives have also been made to conform with current year's presentation.

The effect of the above standard on the Group and the Company's financial statements for the current and prior years are set out in Notes 37 (d) to (h) to the financial statements.

(c) Changes in accounting policies with material effect on financial statements

The changes in accounting policies arising from the adoption of FRS 2, *Share-based Payment*, FRS 3, *Business Combinations*, FRS 116, *Property, Plant and Equipment*, FRS 136, *Impairment of Assets*, FRS 138, *Intangible Assets* and FRS 121, *The Effects of Changes in Foreign Exchange Rates*, are summarised below:

37 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(i) FRS 2, *Share-based Payment*

The adoption of FRS 2 has resulted in a change in accounting policy for share-based compensation arising from share options granted by the Company to employees (including full-time Executive Directors) of the Group.

Prior to 1 January 2006, no share-based compensation expense was recognised in the income statement for share options granted to employees of the Group. Upon the adoption of FRS 2, where the Group pays for services of its employees using share options, the fair value of the transaction is recognised as an expense in the income statement over the vesting periods of the grants, with a corresponding increase in equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the share option at the date of the grant and the number of share options to be vested by vesting date. At balance sheet date, the Group revises its estimate of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity.

Under the transitional provisions of FRS 2, this standard applies to share options which were granted after 31 December 2004 and which had not yet vested on 1 January 2006. The application is retrospective and accordingly, the comparative amounts as at 31 December 2005 have been restated.

The effect on the results of the Group and of the Company for the financial year ended 31 December 2006 and the financial position of the Group and of the Company as at that date are set out in Notes 37 (d) to (h) of the financial statements.

(ii) FRS 3, *Business Combinations*, FRS 136, *Impairment of Assets* and FRS 138, *Intangible Assets*

The adoption of FRS 3 and the consequential changes to FRS 136 and FRS 138 have resulted in a change in the accounting policy relating to purchased goodwill.

Goodwill acquired in a business combination is now stated at cost less any accumulated impairment losses. The adoption of FRS 138 has resulted in the Group ceasing annual amortisation of goodwill. Instead, goodwill is allocated to cash-generating units and the carrying amount is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill impairment is determined by comparing its carrying amount against its recoverable amount in accordance with FRS 136. Any impairment loss is recognised in the income statement and subsequent reversal is not allowed.

This change in accounting policy has been accounted for prospectively for business combinations where the agreement date is on or after 1 January 2006. For business combinations entered into prior to that date, the transitional provisions of FRS 3 requires the Group to eliminate the carrying accumulated amortisation as at 1 January 2006 of RM347,569,000 against the carrying amount of goodwill. The carrying amount of goodwill for the Group as at 1 January 2006 of RM1,019,539,000 ceased to be amortised. This has the effect of reducing the amortisation charge of the Group by RM136,711,000 for the financial year ended 31 December 2006. There were no effects on separate financial statements of the Company.

In addition, the useful lives of other intangible assets are now assessed at the individual asset level as having either a finite or indefinite life. Intangible assets with an indefinite useful life are not amortised but are tested for impairment annually. Intangible assets with a finite useful life will continue to be amortised over the estimated useful life. Prior to 1 January 2006, intangible assets were considered to have a finite useful life and were stated at cost less accumulated amortisation and impairment losses. The adoption of this accounting policy has not resulted in any financial impact to the Group as the Group's other intangible asset, which consists of the cost of spectrum rights, is regarded to have a finite useful life and continues to be amortised.

37 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(c) Changes in accounting policies with material effect on financial statements (continued)

(iii) FRS 116, *Property, Plant and Equipment*

The cost of an item of property, plant and equipment now includes the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which an entity incurs either when the items are installed or as a consequence of having used the item during a particular period for purposes other than to produce inventories during that period.

The effects on current and prior year's consolidated financial statements are set out in Notes 37 (d) to (h) to the financial statements. There were no effects on separate financial statements of the Company.

(iv) FRS 121, *The Effects of Changes in Foreign Exchange Rates*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Ringgit Malaysia, which is the Company's functional and presentation currency.

In addition, as of 1 January 2006, any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are now treated as assets and liabilities of the foreign operation and translated at the closing rate (Note 3 (d) (iii) to the financial statements). In accordance with the transitional provisions of FRS 121, this change is applied prospectively. Goodwill acquired in business combinations prior to 1 January 2006 and fair value adjustments arising on those acquisitions are deemed to be assets and liabilities of the parent company and were translated using the exchange rate at the date of acquisition.

Previously, the foreign currency forward contracts entered into by the Group were not recognised in the financial statements. During the financial year, the Group has included a new accounting policy to recognise the foreign currency forward contracts on the balance sheet as separate assets or liabilities. Accordingly, gains and losses on foreign currency forward contracts entered into as hedges of foreign currency forward contracts are recognised in the financial statements when the exchange differences of the hedged monetary items are recognised in the financial statements.

The effect of the above standard on the Group and the Company's income statements for the current year and prior years are set out in Notes 37 (d) and (g) to the financial statements.

37 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(d) Restatement of the income statement for the financial year ended 31 December 2005

The following tables disclose the reclassifications/adjustments that have been made in accordance with the transitional and new provisions of the respective FRSs to each of the line items in the Group and the Company's income statements for the financial year ended 31 December 2005.

	As previously stated RM'000	← Changes in accounting policies → Reclassification Note 37(b) RM'000	FRS 2 Note 37(c)(i) RM'000	FRS 116 Note 37(c)(iii) RM'000	FRS 121 Note 37(c)(iv) RM'000	As restated RM'000
Group						
Administrative expenses	(1,209,336)	-	(18,209)	-	-	(1,227,545)
Network operation costs	(903,541)	-	-	(2,160)	-	(905,701)
Other operating expenses	(18,975)	(3,054)	-	-	-	(22,029)
Profit from operations	2,450,040	(3,054)	(18,209)	(2,160)	-	2,426,617
Finance income / (cost) (net)	29,535	(29,535)	-	-	-	-
Finance income	-	87,164	-	-	2,200	89,364
Finance costs	-	(54,575)	-	(8,424)	(2,200)	(65,199)
Profit before tax	2,479,575	-	(18,209)	(10,584)	-	2,450,782
Tax expenses	(839,836)	-	-	2,901	-	(836,935)
Profit for the financial year	1,639,739	-	(18,209)	(7,683)	-	1,613,847
Minority interests	(34,566)	-	-	(110)	-	(34,676)
Profit attributable to equity holders of the Company	1,674,305	-	(18,209)	(7,573)	-	1,648,523
Basic earnings per ordinary share (sen)	67.33	-	(0.73)	(0.31)	-	66.29
Diluted earnings per ordinary share (sen)	66.82	-	(0.73)	(0.30)	-	65.79
Company						
Administrative expenses	(25,773)	-	(510)	-	-	(26,283)
Other operating expenses	(124)	(3,010)	-	-	-	(3,134)
Profit from operations	1,484,958	(3,010)	(510)	-	-	1,481,438
Finance income / (cost) (net)	7,896	(7,896)	-	-	-	-
Finance income	-	43,390	-	-	2,200	45,590
Finance costs	-	(32,484)	-	-	(2,200)	(34,684)
Profit before tax	1,492,854	-	(510)	-	-	1,492,344
Profit for the financial year	1,067,158	-	(510)	-	-	1,066,648
Profit attributable to equity holders of the Company	1,067,158	-	(510)	-	-	1,066,648

37 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(e) Restatement of the balance sheet at 31 December 2005 and 31 December 2004

The following tables disclose the reclassifications/adjustments that have been made in accordance with the transitional and new provisions of the respective FRSs to each of the line items in the Group and the Company's balance sheet as at 31 December 2005 and 31 December 2004.

		← Changes in accounting policies →			
	As previously stated RM'000	Reclassification Note 37(b) RM'000	FRS 2 Note 37(c)(i) RM'000	FRS 116 Note 37(c)(iii) RM'000	As restated RM'000
Group					
At 31 December 2005					
Property, plant and equipment	4,503,866	-	-	28,308	4,532,174
Deferred tax assets	187,100	-	-	11,488	198,588
Provisions for liabilities and charges (non-current)	-	-	-	69,559	69,559
Reserves	5,297,188	487,618	18,209	-	5,803,015
Minority interests	239,823	-	-	(110)	239,713
At 31 December 2004					
Property, plant and equipment	4,250,092	-	-	22,674	4,272,766
Deferred tax assets	326,600	-	-	8,587	335,187
Provisions for liabilities and charges (non-current)	-	-	-	53,341	53,341
Retained earnings	1,225,598	520,511	-	(22,080)	1,724,029
Minority interests	-	255	-	-	255
Company					
At 31 December 2005					
Investment in subsidiaries	1,340,947	-	17,699	-	1,358,646
Proposed dividend reserve	487,618	(487,618)	-	-	-
Reserves	3,225,123	487,618	18,209	-	3,730,950
At 31 December 2004					
Proposed dividend reserve	520,511	(520,511)	-	-	-
(Accumulated losses)/ retained earnings	(295,506)	520,511	-	-	225,005

37 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(f) Restatement of the segment reporting at 31 December 2005

The following tables disclose the reclassifications/adjustments that have been made in accordance with the transitional and new provisions of the respective FRSs to each of the line items in the Group's segment reporting as at 31 December 2005.

		← Changes in accounting policies →			
	As previously stated RM'000	Reclassification Note 37(b) RM'000	FRS 2 Note 37(c)(i) RM'000	FRS 116 Note 37(c)(iii) RM'000	As restated RM'000
Group					
At 31 December 2005					
(a) Business Segments					
Results					
Mobile services	2,441,327	-	(14,816)	(2,160)	2,424,351
Fixed services	(13,637)	-	(1,765)	-	(15,402)
International gateway services	48,478	-	(377)	-	48,101
Other operations	(26,255)	(3,054)	(1,251)	-	(30,560)
Segment assets					
Mobile services	7,037,975	-	-	28,308	7,066,283
Unallocated assets	214,117	-	-	11,488	225,605
Segment liabilities					
Mobile services	2,063,408	-	-	69,559	2,132,967
(b) Geographical Segments					
Total assets					
Malaysia	8,201,369	940,238	-	28,125	9,169,732
Other countries	684,655	79,300	-	183	764,138
Unallocated assets	1,233,655	(1,019,538)	-	11,488	225,605

37 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(g) Effect of changes in accounting policies on the income statement for the financial year ended 31 December 2006

The following tables disclose the impact of the adjustments that have been made in accordance with the new provisions of the respective FRSs to the Group and the Company's income statements for the financial year ended 31 December 2006.

	Changes in accounting policies			
	FRS 2 Note 37(c)(i) RM'000	FRS 116 Note 37(c)(iii) RM'000	FRS 121 Note 37(c)(iv) RM'000	Total RM'000
Group				
Increase/(decrease) in profit:				
Administrative expenses	(39,354)	-	-	(39,354)
Network operation costs	-	(2,632)	-	(2,632)
Profit from operations	(39,354)	(2,632)	-	(41,986)
Finance income	-	-	10,800	10,800
Finance costs	-	(11,043)	(10,800)	(21,843)
Profit before tax	(39,354)	(13,675)	-	(53,029)
Tax expenses	-	3,680	-	3,680
Profit for the financial year	(39,354)	(9,995)	-	(49,349)
Minority interests	-	(260)	-	(260)
Profit attributable to equity holders of the Company	(39,354)	(9,735)	-	(49,089)
Basic earnings per ordinary share (sen)	(1.57)	(0.39)	-	(1.96)
Diluted earnings per ordinary share (sen)	(1.56)	(0.39)	-	(1.95)
Company				
Increase/(decrease) in profit:				
Administrative expenses	(4,104)	-	-	(4,104)
Profit from operations	(4,104)	-	-	(4,104)
Finance income	-	-	10,800	10,800
Finance costs	-	-	(10,800)	(10,800)
Profit before tax	(4,104)		-	(4,104)
Profit for the financial year	(4,104)	-	-	(4,104)
Profit attributable to equity holders of the Company	(4,104)	-	-	(4,104)

37 CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(h) Effect of changes in accounting policies on the balance sheet at 31 December 2006

The following tables disclose the impact of the adjustments that have been made in accordance with the new provisions of the respective FRSs to the Group and the Company's balance sheet as at 31 December 2006.

	Changes in accounting policies		
	FRS 2	FRS 116	
	Note 37(c)(i)	Note 37(c) (iii)	Total
	RM'000	RM'000	RM'000
Group			
Property, plant and equipment	-	36,154	36,154
Provisions for liabilities and charges (non- current)	-	(91,295)	(91,295)
Deferred tax liabilities	-	15,169	15,169
Share premium	(1,804)	-	(1,804)
Share options reserve	(55,759)	-	(55,759)
Currency translation differences	-	214	214
Retained earnings	57,563	39,388	96,951
Minority interests	-	370	370
Company			
Investment in subsidiaries	52,949	-	52,949
Share premium	(1,804)	-	(1,804)
Share options reserve	(55,759)	-	(55,759)
Retained earnings	4,614	-	4,614

38 NON-CASH TRANSACTIONS

During the financial year, the Group acquired motor vehicles with an aggregate cost of RM4,935,000 (2005: RM6,833,000) by means of finance lease.

39 APPROVAL OF FINANCIAL STATEMENTS

The financial statements have been approved for issue in accordance with a resolution of the Board of Directors on 25 April 2007.

Statement By **Directors**

Pursuant To Section 169(15) Of The Companies Act, 1965

We, Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor and Dato' Jamaludin bin Ibrahim, two of the Directors of Maxis Communications Berhad, state that, in the opinion of the Directors, the financial statements set out on pages 70 to 159 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2006 and of the results and cash flows of the Group and of the Company for the financial year ended on that date in accordance with the provisions of the Companies Act, 1965 and Financial Reporting Standards, the MASB Approved Accounting Standards in Malaysia for Entities Other than Private Entities.

Signed on behalf of the Board of Directors in accordance with their resolution dated 25 April 2007.

TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
CHAIRMAN

DATO' JAMALUDIN BIN IBRAHIM
DIRECTOR

Kuala Lumpur

Declaration **Pursuant**

To Section 169(16) Of The Companies Act, 1965

I, Bartho van Otterdyk, the officer primarily responsible for the financial management of Maxis Communications Berhad, do solemnly and sincerely declare that the financial statements set out on pages 70 to 159 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

BARTHO VAN OTTERDYK

Subscribed and solemnly declared by the above named Bartho van Otterdyk at Kuala Lumpur in Malaysia on 25 April 2007 , before me.

AHMAD B.LAYA
(No. W259)
COMMISSIONER FOR OATHS

REPORT OF **THE AUDITORS TO THE MEMBERS**

OF MAXIS COMMUNICATIONS BERHAD

We have audited the financial statements set out on pages 70 to 159. These financial statements are the responsibility of the Company's Directors. It is our responsibility to form an independent opinion, based on our audit, on these financial statements and to report our opinion to you, as a body, in accordance with Section 174 of the Companies Act, 1965 and for no other purpose. We do not assume responsibility to any other person for the content of this report.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and the MASB Approved Accounting Standards in Malaysia for Entities Other than Private Entities so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  (ii) the state of affairs of the Group and the Company as at 31 December 2006 and of the results and cash flows of the Group and the Company for the financial year ended on that date;and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The name of the subsidiaries of which we have not acted as auditors are indicated in Note 17 to the financial statements. We have considered the financial statements of these subsidiaries and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comment made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

UTHAYA KUMAR S/O K.VIVEKANADA
(No. 1455/06/08 (J))
Partner of the firm

Kuala Lumpur
25 April 2007

Size of **Shareholdings**

as at 31 March 2007

Size of Holdings	No. of shareholders	% of shareholders	No. of shares held	% of issued shares
Less than 100	350	3.20	2,547	0.00
100 – 1,000	6,466	59.12	5,765,289	0.23
1,001 – 10,000	3,019	27.61	11,574,522	0.46
10,001 – 100,000	638	5.83	21,813,769	0.86
100,001 – 126,514,049*	459	4.20	1,658,093,817	65.53
126,514,050 and above**	4	0.04	833,031,056	32.92
Total	**10,936**	**100.00**	**2,530,281,000**	**100.00**

* Less than 5% of issued shares
** 5% and above of issued shares

Distribution Table According to **Category of Shareholders**

as at 31 March 2007

Category of shareholders	No. of shareholders	% of shareholders	No. of shares held	% of issued shares
Individuals	9,148	83.65	24,561,399	0.97
Bank / Finance Companies	59	0.54	228,415,200	9.03
Investment Trusts / Foundations / Charities	12	0.11	421,900	0.02
Other types of companies	207	1.89	1,535,392,639	60.68
Government Agencies / Institutions	6	0.06	1,750,100	0.07
Nominees	1,504	13.75	739,739,762	29.23
Total	**10,936**	**100.00**	**2,530,281,000**	**100.00**

Directors' Interests **In Shares**

Based on the register of Directors' shareholdings as at 31 March 2007

The interests of the Directors of Maxis in the shares and options over shares in the Company based on the Company's Register of Directors' Shareholdings are as follows:-

In the Company

	No. of ordinary shares of RM0.10 each		% of issued shares	
Name	**Direct**	**Indirect**	**Direct**	**Indirect**
Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor	-	-	-	-
Tan Sri Dato' Seri Syed Anwar Jamalullail	9,000	-	0.0004	-
Robert William Boyle	-	-	-	-
Augustus Ralph Marshall	500,000[1]	-	0.0198	-
Chan Chee Beng	-	-	-	-
Dato' Jamaludin bin Ibrahim	1,388,000[2]	-	0.0549	-
Sandip Das	-	-	-	-

	Option over number of shares of RM0.10 each	
	No. of Option Shares	**Price per Option Share**
Dato' Jamaludin bin Ibrahim	723,578[a]	RM4.36
	248,000[a]	RM8.05
	304,000[a]	RM8.15
	496,000[a]	RM8.69
Sandip Das	Up to 5,000,000[b]	RM10.20

NOTES:-

[1] Held through a nominee, namely, CIMSEC Nominees (Tempatan) Sdn. Bhd.

[2] Of the 1,388,000 ordinary shares of RM0.10 each, 100,000 ordinary shares of RM0.10 each are held through a nominee, namely, RHB Capital Nominees (Tempatan) Sdn Bhd, 1,250,000 ordinary shares of RM0.10 each are held through a nominee, namely, Citigroup Nominees (Tempatan) Sdn Bhd and 38,000 ordinary shares of RM0.10 each are registered in his own name.

EXPLANATORY NOTES:-

[a] The option shares granted will be vested over a period of three years from the date of grant, except for the option shares granted at the price of RM4.36 which are vested over a period of ten years from the Initial Public Offering in 2002.

[b] The option shares granted will be vested over a period of five years from the date of grant. The actual number of options shares vested is dependent on his achievement of the agreed performance targets in the preceding year.

List of **30 Largest Shareholders**

as at 31 March 2007

Nos	Name	No. of Shares Held	%
1	MAXIS HOLDINGS SDN BHD	397,849,171	15.72
2	TEGAS PURI SDN BHD	167,378,718	6.62
3	WILAYAH RESOURCES SDN BHD	133,901,584	5.29
4	BESITANG BARAT SDN BHD	133,901,583	5.29
5	BESITANG SELATAN SDN BHD	117,164,175	4.63
6	EMPLOYEES PROVIDENT FUND BOARD	113,958,400	4.50
7	HSBC NOMINEES (ASING) SDN BHD - EXEMPT AN FOR JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (U.S.A.)	101,999,100	4.03
8	HSBC NOMINEES (ASING) SDN BHD - EXEMPT AN FOR J.P. MORGAN BANK LUXEMBOURG S.A.	89,720,500	3.55
9	RIA UTAMA SDN BHD	83,689,359	3.31
10	TETAP EMAS SDN BHD	83,689,359	3.31
11	NUSANTARA MAKMUR SDN BHD	74,514,359	2.94
12	CABARAN MUJUR SDN BHD	61,665,722	2.44
13	WANGI TERANG SDN BHD	59,732,025	2.36
14	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD - SKIM AMANAH SAHAM BUMIPUTERA	59,341,264	2.35
15	KUMPULAN WANG PERSARAAN (DIPERBADANKAN)	55,672,800	2.20
16	MUJUR ANGGUN SDN BHD	50,214,543	1.98
17	ANAK SAMUDRA SDN BHD	43,689,359	1.73
18	DUMAI MAJU SDN BHD	43,689,359	1.73
19	LEMBAGA TABUNG HAJI	39,919,900	1.58
20	TEGAS SARI SDN BHD	35,148,789	1.39
21	CITIGROUP NOMINEES (ASING) SDN BHD - EXEMPT AN FOR MELLON BANK (MELLON)	23,831,302	0.94
22	HSBC NOMINEES (ASING) SDN BHD - EXEMPT AN FOR JPMORGAN CHASE BANK, NATIONAL ASSOCIATION (U.K.)	22,574,900	0.89
23	USAHA KENANGA SDN BHD	20,853,534	0.82
24	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD - AMANAH SAHAM WAWASAN 2020	18,164,236	0.72
25	HSBC NOMINEES (ASING) SDN BHD - BBH AND CO BOSTON FOR GMO EMERGING MARKETS FUND	14,404,760	0.57
26	AMANAH RAYA NOMINEES (TEMPATAN) SDN BHD - AMANAH SAHAM MALAYSIA	13,391,700	0.53
27	VALUECAP SDN BHD	12,810,100	0.51
28	CIMSEC NOMINEES (TEMPATAN) SDN BHD - SECURITY TRUSTEE (KCW ISSUE 2)	11,698,300	0.46
29	HSBC NOMINEES (ASING) SDN BHD - TNTC FOR MONDRIAN EMERGING MARKETS EQUITY FUND L.P.	11,276,500	0.45
30	MALAYSIA NOMINEES (TEMPATAN) SENDIRIAN BERHAD - GREAT EASTERN LIFE ASSURANCE (MALAYSIA) BERHAD (PAR 1)	10,566,000	0.42
		2,106,411,401	**83.26**

Information On **Substantial Shareholders**

(excluding bare trustees) as at 31 March 2007

The direct and indirect shareholdings of the shareholders holding more than 5% in Maxis based on the Register of Substantial Shareholders as at 31 March 2007 are as follows:-

Substantial Shareholder	No. of Ordinary Shares of RM0.10 each Direct	%	No. of Ordinary Shares of RM0.10 each Indirect	%
Maxis Holdings Sdn Bhd	397,849,171	15.72	-	-
Global Multimedia Technologies (BVI) Ltd	-	-	397,849,171[1]	15.72
East Asia Telecommunications Ltd	-	-	397,849,171[1]	15.72
Worldwide Communications Technologies Ltd	-	-	397,849,171[1]	15.72
Eridanes International N.V.	-	-	397,849,171[2]	15.72
Pacific Fortune Sdn Bhd	-	-	167,378,718[3]	6.62
MAI Holdings Sdn Bhd	-	-	167,378,718[4]	6.62
Wilayah Resources Sdn Bhd	133,901,584	5.29	-	-
Wilayah Bintang Sdn Bhd	-	-	133,901,584[5]	5.29
Tegas Puri Sdn Bhd	167,378,718	6.62	-	-
Tegas Mahsuri Sdn Bhd	-	-	167,378,718[6]	6.62
Besitang Barat Sdn Bhd	133,901,583	5.29	-	-
Besitang (M) Sdn Bhd	-	-	133,901,583[7]	5.29
Usaha Tegas Equity Sdn Bhd	-	-	552,346,060[8]	21.83
Usaha Tegas Sdn Bhd	-	-	552,346,060[9]	21.83
Pacific States Investment Limited	-	-	552,346,060[10]	21.83
Excorp Holdings N.V.	-	-	552,346,060[11]	21.83
PanOcean Management Limited	-	-	552,346,060[11]	21.83
Ananda Krishnan Tatparanandam	-	-	1,177,305,974[12]	46.53
Harapan Nusantara Sdn Bhd	-	-	329,775,665[13]	13.03
Tun Haji Mohammed Hanif bin Omar	-	-	331,775,665[14] & [15]	13.11
Dato' Haji Badri bin Haji Masri	-	-	329,775,665[14]	13.03
Mohamad Shahrin bin Merican	130,000	0.0051	329,775,665[14]	13.03
Hj. Affendi bin Tun Hj Mohd Fuad Stephens	-	-	329,775,665[14]	13.03
Franklin Resources Inc.	-	-	132,913,100[16]	5.25
Templeton Worldwide Inc.	-	-	132,913,100[16]	5.25
Templeton International Inc.	-	-	132,913,100[16]	5.25
Templeton Asset Management Ltd.	-	-	132,913,100[16]	5.25
Employees Provident Fund Board ("EPF")	114,410,000	4.52	15,645,800[17]	0.62

Notes :-

(1) Deemed to have an interest by virtue of its direct interest in Maxis Holdings Sdn Bhd ("MHSB").

(2) Eridanes International N.V. ("EINV") is deemed to have an interest in the shares in Maxis held by MHSB by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of Global Multimedia Technologies (BVI) Ltd ("GMT"), East Asia Telecommunications Ltd ("EAT") and Worldwide Communications Technologies Ltd ("WCT").

(3) Pacific Fortune Sdn Bhd ("PFSB")'s deemed interest in the shares in Maxis arises by virtue of its direct equity interest of 100% each in Ria Utama Sdn Bhd ("RUSB") and Tetap Emas Sdn Bhd ("TESB") respectively (collectively, "PFSB Subsidiaries"). The PFSB Subsidiaries hold in aggregate 6.62% direct equity interest in Maxis.

(4) MAI Holdings Sdn Bhd ("MAIH") is deemed to have an interest in all of the shares in Maxis in which PFSB has an interest, by virtue of MAIH's direct equity interest of 100% in PFSB. See Note (3) above.

(5) Wilayah Bintang Sdn Bhd is deemed to have an interest in all of the shares in Maxis held by Wilayah Resources Sdn Bhd by virtue of its direct equity interest in Wilayah Resources Sdn Bhd.

(6) Tegas Mahsuri Sdn Bhd is deemed to have an interest in all of the shares in Maxis held by Tegas Puri Sdn Bhd by virtue of its direct equity interest in Tegas Puri Sdn Bhd.

(7) Besitang (M) Sdn Bhd is deemed to have an interest in all of the shares in Maxis held by Besitang Barat Sdn Bhd by virtue of its direct equity interest in Besitang Barat Sdn Bhd.

(8) Usaha Tegas Equity Sdn Bhd ("UTES")'s deemed interest in the shares in Maxis arises by virtue of its direct equity interests of 100% each in Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which are the holding companies of Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively, "UT Subsidiaries"). The UT Subsidiaries hold in aggregate 21.83% direct equity interest in Maxis. See Notes (5) to (7) above.

(9) Usaha Tegas Sdn Bhd ("UTSB") is deemed to have an interest in all of the shares in Maxis in which UTES has an interest, by virtue of UTSB being entitled to exercise 100% of the votes attached to the voting shares of UTES. See Note (8) above.

(10) Pacific States Investment Limited ("PSIL") is deemed to have an interest in all of the shares in Maxis in which UTSB has an interest, by virtue of PSIL being entitled to exercise 99.99% of the votes attached to the voting shares of UTSB. See Note (9) above.

(11) The shares in PSIL are held by Excorp Holdings N.V. ("Excorp") which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of Ananda Krishnan Tatparanandam ("TAK") and foundations including those for charitable purposes. Although PanOcean and TAK are deemed to have an interest in the shares in Maxis in which PSIL has an interest, they do not have any economic or beneficial interest over such shares, as such interest is held subject to the terms of the discretionary trust.

(12) TAK is deemed to have an interest by virtue of:-

(i) his controlling interest in MAI Sdn Berhad, the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd;

(ii) his controlling interest in MAIH, the immediate holding company of PFSB which in turn has a direct equity interest of 100% each in RUSB and TESB respectively. See Note (4) above;

(iii) the deemed interest of PanOcean. See Note (11); and

(iv) his controlling interest in EINV, the immediate holding company of EAT, GMT and WCT which in turn collectively hold shares in MHSB. See Note (2) above.

(13) Harapan Nusantara Sdn Bhd ("Harapan Nusantara") is deemed to have an interest in all of the shares in Maxis in which Mujur Anggun Sdn Bhd, Cabaran Mujur Sdn Bhd, Anak Samudra Sdn Bhd, Dumai Maju Sdn Bhd, Nusantara Makmur Sdn Bhd, Usaha Kenanga Sdn Bhd and Tegas Sari Sdn Bhd (the "Harapan Nusantara Subsidiaries") have an interest, by virtue of Harapan Nusantara being entitled to control the exercise of 100% of the votes attached to the voting shares in each of the Harapan Nusantara Subsidiaries. The Harapan Nusantara Subsidiaries hold their respective interests in Maxis as trustees under discretionary trusts for Bumiputera objects. As such, Harapan Nusantara does not have any economic interest in these shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(14) Deemed to have an interest in the shares in Maxis in which Harapan Nusantara has an interest, by virtue of his 25% direct equity interest in Harapan Nusantara. See Note (13) above. However, he does not have any economic interest in the shares held by the Harapan Nusantara Subsidiaries as such interest is held subject to the terms of the discretionary trusts for Bumiputera objects.

(15) Tun Haji Mohammed Hanif bin Omar is deemed to have an interest over an additional 2,000,000 shares in Maxis held by Dian Tiara Sdn Bhd ("DTSB") by virtue of his direct equity interest of 99% in DTSB.

(16) Templeton Asset Management Ltd is a wholly-owned subsidiary of Templeton International, Inc. which is a wholly-owned subsidiary of Templeton Worldwide Inc, which in turn is a wholly-owned subsidiary of Franklin Resources Inc. Deemed to have an interest in 132,913,100 ordinary shares of RM0.10 each in Maxis ("Maxis Shares") held through the nominees.

(17) The EPF is deemed to have an interest in 15,645,800 Maxis Shares held through the following registered holders:-

(i) Aberdeen Asset Management Sdn Bhd in respect of 561,500 Maxis Shares;

(ii) Alliance Capital Asset Management Sdn Bhd in respect of 200,000 Maxis Shares;

(iii) AmInvestment Management Sdn Bhd in respect of 2,678,800 Maxis Shares;

(iv) CIMB-Principal Asset Management Bhd in respect of 1,592,500 Maxis Shares;

(v) Hwang DBS Asset Management (M) Sdn Bhd in respect of 168,700 Maxis Shares;

(vi) Mayban Investment Management Sdn Bhd in respect of 1,105,000 Maxis Shares;

(vii) Nomura Asset Management (S'pore) Ltd. in respect of 1,813,700 Maxis Shares;

(viii) RHB Asset Management Sdn Bhd in respect of 458,000 Maxis Shares;

(ix) PHEIM Asset Management Sdn Bhd in respect of 3,878,600 Maxis Shares; and

(x) SBB Asset Management Sdn Bhd in respect of 3,189,000 Maxis Shares.

List of **Properties Held**

by Maxis Communications Berhad as at 31 December 2006

MALAYSIA OPERATIONS

Postal Address	Approximate Age of Building	Tenure Date of Acquisition	Remaining Lease Period (Expiry of lease)	Current Use	Land Area (sq. metre)	Built-up Area (sq. metre)	Net Book Value as at 31 December 2006 (RM'000)
Plot 12155 (Lot 13) Jalan Delima 1/1 Subang Hi-Tech Industrial Park 40000 Shah Alam Selangor	11 years	Freehold (land and building) 9 May 1994	-	Telecommunications operations centre and office	11,230	10,061	25,159
Lot 4059 Jalan Riang 20 Taman Gembira Industrial Estate 81100 Johor Baru Johor	14 years	Freehold (land and building) 21 July 1994	-	Telecommunications operations centre and office	2,022	2,531	5,620
Lot 4046 Jalan Riang 20 Taman Gembira Industrial Estate 81100 Johor Baru Johor	9 years	Freehold (land and building) 21 July 1994	-	Telecommunications operations centre and office	2,042	1,546	
No. 127-527 Jalan SS6/12 Kelana Jaya Petaling Jaya 47301 Selangor	22 years	Freehold (land and building) 12 December 1994	-	Telecommunications operations centre	372	1,858	3,867
No. 26, Jalan Perdagangan 10 Taman Universiti 81300 Skudai Johor	12 years	Freehold (land and building) 2 March 1995	-	Telecommunications operations centre	2,294	409	1,268
Lot 2537 & 2538 Lorong Jelawat 6 Kawasan Perusahaan Seberang Jaya 13700 Seberang Jaya Penang	10 years	Leasehold (land and building) 5 January 1995	67 years (18 August 2073)	Telecommunications operations centre and office	3,661	2,259	7,511
Lot 11301, Jalan Lebuhraya Kuala Lumpur - Seremban Batu 8, Mukim Petaling 57000 Kuala Lumpur Wilayah Persekutuan	10 years	Sub-lease (land and building) 9 August 1999	19 years (28 July 2025)	Telecommunications operations centre and office	11,592	5,634	19,231
Lot 25, Lorong Burung Keleto Inanam Industrial Estate Inanam 88450, Kota Kinabalu Sabah	6 years	Leasehold (land and building) 11 May 2000	90 years (31 December 2096)	Telecommunications operations centre and office	16,149	3,372	21,603
Lot 2323, Off Jalan Daya Pending Industrial Estate Bintawa, 93450 Kuching Sarawak	6 years	Leasehold (land and building) 28 September 2000	35 years (17 February 2042)	Telecommunications operations centre and office	10,122	3,382	21,304

List of **Properties Held**

by Maxis Communications Berhad as at 31 December 2006 (continued)

MALAYSIA OPERATIONS

Postal Address	Approximate Age of Building	Tenure Date of Acquisition	Remaining Lease Period (Expiry of lease)	Current Use	Land Area (sq. metre)	Built-up Area (sq. metre)	Net Book Value as at 31 December 2006 (RM'000)
PT 31093 Taman Perindustrian Tago Jalan KL-Sg. Buluh Mukim Batu Gombak, Selangor	9 years	Freehold (land and building) 2 July 1996	-	Telecommunications operations centre	2,830	3,290	2,745
Lot 943 & 1289 No. Lot Pemaju - 46 Rawang Integrated Industrial Park Selangor	9 years	Freehold (land and building) (1) 12 April 1997	-	Central Technical Office	10,611	1,535	3,364
8101 Taman Desa Jasmin Block 12B Bandar Baru Nilai Labu, Negeri Sembilan	9 years	Freehold (land and building) 28 December 1996	-	Central Technical Office	2,378	1,736	1,368
No 1 Taman Perindustrial Subang (Lion Industrial Park) Seksyen 22 40000 Shah Alam Selangor	12 years	Freehold (land and building) 24 October 1995	-	Warehouse	17,721	1,886	7,338
Plot 80 C Bayan Lepas Industrial Park IV Penang	8 years	Leasehold (land and building) 27 July 1996	51 years (10 July 2057)	Incomplete Building	8,106	5,416	1,866
Lot 26A, Jalan Kilang SEDCO Industrial Estate Kolombong, 88450 Kota Kinabalu Sabah	22 years	Leasehold (land and building) 27 Jan 1996	28 years (31 December 2034)	Telecommunications operations centre	2,840	1,178	2,399
Lot 989, Section 66 Jalan Jentera, Pending Industrial Estate 93450 Kuching Sarawak	29 years	Leasehold (land and building) 9 May 1996	28 years (2 February 2035)	Telecommunications operations centre	2,614	800	1,524
No. 997, Solok Perusahaan 3 Perai Industrial Estate 13600 Perai Pulau Pinang	27 years	Leasehold (land and building) 13 March 1995	65 years (28 September 2071)	Telecommunications operations centre	1,784	699	831

List of **Properties Held**

by Maxis Communications Berhad as at 31 December 2006

INDIA OPERATIONS

Postal Address	Approximate Age of Building	Tenure Date of Acquisition	Remaining Lease Period (Expiry of lease)	Current Use	Land Area (sq. metre)	Built-up Area (sq. metre)	Net Book Value as at 31 December 2006 (RM'000)
Plot No.39, Old Door No.4/206, New No.4/200, MGR Salai, Palavakkam, Chennai 600 041	-	Freehold (land) 31 March 2000	-	Vacant	2,007	-	691
Flat No. 6, Block - "B", Brown Stone Apartments, in New Door No. 9 Old Door No.2 70' Scheme Road, (Mahalingapuram Main Road), Nugambakkam, Chennai - 600 034	18 years	Freehold (building) 14 October 2005	-	Apartment for staff during official tour	-	124	195
Flat No.C-27, Seventh Floor, Brownstone Apartments, 70 Feet Scheme Road, Mahalingapuram, Chennai – 600034	18 years	Freehold (building) 14 October 2005	-	Apartment for staff during official tour	-	105	154
Flat No.C-28, Seventh Floor, Brownstone Apartments, 70 Feet Scheme Road, Mahalingapuram, Chennai – 600 034	18 years	Freehold (building) 14 October 2005	-	Apartment for staff during official tour	-	105	167
Dishnet Wireles Ltd., 2nd Floor Sanat Trade, Centre Sevoke Road, Siliguri, Pin-734401	18 years	Freehold (land and building) 16 March 2005	-	Telecommunications operations centre/office/ warehouse	935	812	1,384
Dishnet Wireles Ltd., Room No-A201-205 & 304, A Block, Bengal Shristi Complex, City Centre, Durgapur, Pin-713216	55 years	Leasehold (land and building) 15 March 2005	97 years 14 March 2103	Office	950	827	1,062
Rohini Complex, 2nd & 3rd Floor,56, Circular Road, Ranchi - 834001	50 years	Freehold (land and building) 13 July 2005	-	Telecommunications operations centre and office	268	623	1,439
415, 4th Floor, Maharaja Kameshwar Commercial Complex. Frazer Road, Patna-800001	50 years	Freehold (land and building) 18 May 2005	-	Telecommunications operations centre and office	194	646	784
Fortune Tower, 7th Floor.Module-B, Chandra Shekhar Pur, Bhubaneswar-751023	70 years	Leasehold (land and building) 13 January 2005	70 Years 12 January 2076	Telecommunications operations centre and office	1,079	1,079	1,582
3rd Floor, Borkokoty Complex, Borkokoty Market, A. T. Road,Jorhat, Assam-785001	60 years	Freehold (land and building) 6 November 2004	-	Telecommunications operations centre and office	450	598	394

List of **Properties Held**

by Maxis Communications Berhad as at 31 December 2006 (continued)

INDIA OPERATIONS

Postal Address	Approximate Age of Building	Tenure Date of Acquisition	Remaining Lease Period (Expiry of lease)	Current Use	Land Area (sq. metre)	Built-up Area (sq. metre)	Net Book Value as at 31 December 2006 (RM'000)
R.S. No 522, Udhagamandalam, Nilgiris - Ooty	-	Freehold (land) 18 November 1995	-	Vacant	257	-	23
Village Deoghar, Taluka Mewal, Pune District	-	Freehold (land) 30 November 2001	-	Vacant	500	-	38
Office Premises At Spencer Plaza 5th Floor, Chennai 2, Tamilnadu	12 years	Freehold (building) 30 November 2001	-	Office	-	2,308	2,414
Office Premises At Spencer Plaza 3rd Floor, Chennai 2, TamilNadu	12 years	Freehold (building) 10 February 2003	-	Office	-	568	5,342
No.68, Athur Village, Chengleput, TamilNadu	8 years	Freehold (land and building) 19 January 1998	-	Telecommunications operations centre and office	10,283	861	795
S.No. 108/1, Chennasamudram Village, Wallajah Taluk, Vellore District, TamilNadu	-	Freehold (land) 2 April 2001	-	Telecommunications operations centre and office	5,870	-	149
S.F.No.506/6, Avani Perur Melmugam (west), Idapadi, TamilNadu	-	Freehold (land) 21 August 2001	-	Base Transceiver Station	516	-	33
S.No. 95/2, Rosalpatti Village, Virudhunagar., TamilNadu	-	Freehold (land) 5 May 2003	-	Base Transceiver Station	449	-	10
S,No. 203/4, Orathatu Village, Nilakottai Division, Dindukal., TamilNadu	-	Freehold (land) 17 August 1999	-	Base Transceiver Station	1,146	-	11
Plot No. 65, Natarajapuram South Colony Extn., Nilagiri, Tanjore, TamilNadu	-	Freehold (land) 8 September 1999	-	Base Transceiver Station	446	-	31
No.69, Acharapakkam Village, Kancheepuram., TamilNadu	-	Freehold (land) 10 September 1999	-	Base Transceiver Station	486	-	18
Plot No. 10, Thullukapatti Village, Virudhunagar., TamilNadu	-	Freehold (land) 19 November 1999	-	Base Transceiver Station	1,274	-	17

List of **Properties Held**

by Maxis Communications Berhad as at 31 December 2006

INDIA OPERATIONS

Postal Address	Approximate Age of Building	Tenure Date of Acquisition	Remaining Lease Period (Expiry of lease)	Current Use	Land Area (sq. metre)	Built-up Area (sq. metre)	Net Book Value as at 31 December 2006 (RM'000)
R.S.No.1077/3, Azhagappapuram Village, Anjugaraman Post, Kanagappapuram, Kanyakumari District. TamilNadu	-	Freehold (land) 17 April 2000	-	Base Transceiver Station	817	-	24
KG Sivakumar, 6/5 Kumaran Street, KK Chavadi Post, Coimbatore, TamilNadu.	-	Freehold (land) 1 April 2006	-	Base Transceiver Station	232	-	9
No.303, A/1, Oxford Village Condominium, Pune, Maharastra	8 years	Freehold (building) 11 September 1998	-	Apartment for staff during official tour	-	170	101

NOTES:

Revaluations of properties have not been carried out on any of the above properties to date.

(1)The title deed pertaining to the freehold land is in the process of being transferred to Maxis Broadband Sdn. Bhd.

Disclosure Of **Recurrent Related Party Transactions**

At the Extraordinary General Meetings held on 23 June 2005 and 1 June 2006 respectively, Maxis has obtained shareholders' mandates to allow the Group to enter into recurrent related party transactions of a revenue or trading nature.

In accordance with Paragraph 10.09(1)(b) of the Listing Requirements of Bursa Securities and Section 4.1.5 of Practice Note No. 12/2001 issued by Bursa Securities, the details of recurrent related party transactions entered into during the financial year ended 31 December 2006 pursuant to the shareholders' mandates are as follows:-

Company in the Maxis Group involved	Transacting Party	Nature of transaction	Related Party
MMSSB	MIT	• Purchase of services and contents by MMSSB to be accessed by mobile devices using MBSB network, including among others the WAP-STK platform granted by MIT: — Transaction & Content Fee	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors ARM, TPC, CCB
MBSB	MIT	• Purchase of services and contents by MBSB to be accessed by mobile devices using the MBSB network, including among others the WAP-STK platform granted by MIT: — Development Fee — Transaction Fee	
MMSSB	MIT	• Provision of electronic bill presentment and payment ("EBPP") services for Maxis via MIT's EBPP system: — Connection & Maintenance Fee	
		• Purchase of services and content by MMSSB to be accessed by mobile devices using MIT's Wireless Application Protocol ("WAP") through the Subscriber Identity Module ("SIM") application toolkit ("WAP-STK") platform: — Transaction & Content Fee	
		• Purchase of services by MMSSB using MIT's WAP-STK platform for introduction of new and enhanced WAP-STK services and enabling the provision of premium contents to subscribers using Easy Access: — Content Aggregation Fee	
		• Purchase of services by MMSSB for Processing of Wireless Broadband monthly payments made via the Maxis online portal.	

Nature of relationship	Shareholders' mandate obtained at the EGM held on 23 June 2005		Shareholders' mandate obtained at the EGM held on 1 June 2006	
	Unutilised mandate as at 1 January 2006 (RM)	Incurred from 1 January 2006 to 31 May 2006 (RM)	Approved/ mandated on 1 June 2006 (RM)	Incurred from 1 June 2006 to 31 December 2006 (RM)
Please refer to Note 1.	(360,902)	(119,625)	N/A	N/A
	(1,300,000) (1,115,567)	Nil (988,713)	(1,000,000) (2,700,000)	(525,000) (1,060,354)
	(260,539)	(215,745)	(420,000)	(302,043)
	N/A	N/A	(1,600,000)	(384,146)
	N/A	N/A	(75,000)	(4,648)
	N/A	N/A	(2,500)	(100)

Disclosure Of **Recurrent Related Party Transactions**

(continued)

Company in the Maxis Group involved	Transacting Party	Nature of transaction	Related Party
MBSB	MIT	• Purchase of Top up on Demand services by MBSB using MIT's WAP-STK platform for the purpose of providing prepaid top up to subscribers using Easy Access: — Transaction Fee — Content Fee	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors ARM, TPC, CCB
		• Purchase of services by MBSB using MIT's WAP-STK platform for Transaction Data Management Program: — Maintenance Fee	
		• Purchase of services by MBSB using MIT's WAP-STK platform for Top Level Menu Update program to replace "Interactive" menu name with "Easy Access": — Maintenance Fee	
		• Purchase of services by MBSB for the provision of a Service Monitoring Application to enable Maxis to monitor the EasyAccess service made available on Maxis' WatchMark System: — Maintenance Fee	
		• Purchase of services by MBSB using MIT's WAP-STK platform for M-Cinema Golden Screen Cinema ticket reservation system: — Maintenance Fee	
MMSSB	MBNS	• Agreement for External Content Provider Aggregator – an existing service which enables third party content providers to provide premium SMS/WAP/MMS content to Maxis subscribers by linking their content server to: — Maxis SMSC — WAP gateway — Multimedia Message Service Centre ("MMSC") — E-STK	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors ARM, TPC, CCB
MMSB	MBNS	• Usage of Maxis' Menara Sunway Contact Centre as MBNS's backup call centre.	

Nature of relationship	Shareholders' mandate obtained at the EGM held on 23 June 2005		Shareholders' mandate obtained at the EGM held on 1 June 2006	
	Unutilised mandate as at 1 January 2006 (RM)	Incurred from 1 January 2006 to 31 May 2006 (RM)	Approved/ mandated on 1 June 2006 (RM)	Incurred from 1 June 2006 to 31 December 2006 (RM)
Please refer to Note 1.	N/A N/A	N/A N/A	(60,000) (36,000)	(5,672) (3,402)
	N/A	N/A	(32,500)	(17,500)
	N/A	N/A	(15,600)	(8,400)
	N/A	N/A	(26,000)	(14,000)
	N/A	N/A	(40,000)	(21,000)
Please refer to Note 2.	(3,236,486)	(2,086,862)	(13,000,000)	(3,158,547)
	20,900	3,750	25,576	5,250

Disclosure Of **Recurrent Related Party Transactions**

(continued)

Company in the Maxis Group involved	Transacting Party	Nature of transaction	Related Party
MMSSB	AMP	• Agreement for External Content Provider Aggregator – an existing service which enables third party content providers to provide premium SMS/WAP/MMS content to Maxis subscribers by linking their content server to: — Maxis SMSC — WAP gateway — MMSC — E-STK	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors ARM, TPC, CCB
Maxis and/or its affiliates	Astro and/or its affiliates	• Provision of Leased Circuits	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors ARM, TPC, CCB
		• Provision of 1300 Inbound telephony solutions for Astro.	
Maxis	TGV	• Rental of assets – Occasional bookings of TGV theatre for internal and external briefings etc. by Maxis.	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF • Directors ARM, TPC, CCB
MMSSB	TGV	• Promotional activities involving the subsidising of movie tickets purchased by MMSSB's customers.	
		• Payment for marketing and promotional activities with TGV	
Maxis	TCCPM	• License fee payable by Maxis to TCCPM for signage space and Maxis' right to name the building i.e. Menara Maxis.	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, AF • Directors ARM, TPC, CCB
		• Rental of Level 8, Menara Maxis inclusive of service charge by TCCPM to Maxis.	
		• Rental of Ground Floor, Menara Maxis inclusive of service charge by TCCPM to Maxis.	
		• Rental of premises – Rental and service charge payable on a monthly basis by Maxis to TCCPM for Level 9, Menara Maxis.	
		• Rental of premises – Rental and service charge payable on a monthly basis by Maxis to TCCPM for Levels 8 and 10 to 23, Menara Maxis.	

Nature of relationship	Shareholders' mandate obtained at the EGM held on 23 June 2005		Shareholders' mandate obtained at the EGM held on 1 June 2006	
	Unutilised mandate as at 1 January 2006 (RM)	Incurred from 1 January 2006 to 31 May 2006 (RM)	Approved/ mandated on 1 June 2006 (RM)	Incurred from 1 June 2006 to 31 December 2006 (RM)
Please refer to Note 3.	(694,984)	(60,933)	(800,000)	(55,639)
Please refer to Note 4	N/A	N/A	6,500,000	3,259,853
	N/A	N/A	5,040,000	746,226
Please refer to Note 5.	(6,000)	(3,750)	N/A	N/A
	(270,000)	(19,868)	N/A	N/A
	N/A	N/A	(150,000)	(2,343)
Please refer to Note 6.	(338,333)	(250,000)	(660,000)	(350,000)
	(589,104)	(376,200)	N/A	N/A
	(707,403)	(475,345)	(1,800,000)	(950,098)
	N/A	N/A	(1,400,000)	(760,288)
	N/A	N/A	(22,100,000)	(11,778,697)

Disclosure Of **Recurrent Related Party Transactions**

(continued)

Company in the Maxis Group involved	Transacting Party	Nature of transaction	Related Party
MBSB	MSS	• Rental of assets – Transponder lease rental payable by MBSB to MSS for the use of satellite bandwidth of MEASAT 1 and MEASAT 2. • Rental of assets – Rental payable by MBSB to MSS for Base Transceiver Station ("BTS") site.	• Major Shareholders TAK, MAIH, THO • Directors ARM, CCB
MMSSB	SRGAP	• Purchase of services – the provision of call handling and other tele-marketing services to MMSSB by SRGAP.	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM • Directors ARM, TPC, CCB
Maxis and/or its affiliates	UTHSB	• Corporate Food & Beverage at Level 24 and Rental of Auditorium at Level 25, Menara Maxis for internal and external briefings and promotions by Maxis from UTHSB.	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM • Directors ARM, TPC, CCB
Maxis	UTHSB	• Payment of usage of facilities and amenities at Levels 24 and 25, Menara Maxis.	
MMSSB	BLSB	• Transfer of Hotlink starter kits, RM100 Top up tickets ("TUT"), RM60 TUT, RM30 TUT to BLSB at an agreed price for the purpose of making these items as BonusLink on-the-spot redemption gifts. • Participation in the Bonuslink Loyalty Programme.	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM • Directors ARM, TPC, CCB
Maxis and/or its affiliates	UTP	• Project Management Fees and other related costs in relation to renovations at Maxis offices.	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, MSM • Directors ARM, TPC, CCB
MBSB	HTP	• Supply of services – the provision of SkyNet and SkyLine VSAT and leased lines to HTP. • Commissioning of 2Mb Domestic Private Leased Circuit ("DPLC") by MBSB between Point A in Kangar and Point B in Butterworth for HTP internal network requirement.	• Director DJI

Nature of relationship	Shareholders' mandate obtained at the EGM held on 23 June 2005		Shareholders' mandate obtained at the EGM held on 1 June 2006	
	Unutilised mandate as at 1 January 2006 (RM)	Incurred from 1 January 2006 to 31 May 2006 (RM)	Approved/ mandated on 1 June 2006 (RM)	Incurred from 1 June 2006 to 31 December 2006 (RM)
Please refer to Note 7.	(10,275,676)	(8,319,012)	(25,501,287)	(11,342,077)
	(15,510)	(10,500)	(31,460)	(14,700)
Please refer to Note 8.	(8,760,416)	(8,136,752)	(24,000,000)	(12,466,792)
Please refer to Note 9.	(223,436)	(114,901)	(560,000)	(104,434)
	N/A	N/A	(1,800,000)	(760,732)
Please refer to Note 10.	491,232	18,460	100,000	6,889
	N/A	N/A	(5,000,000)	(3,933,879)
Please refer to Note 11.	N/A	N/A	(1,515,000)	(516,600)
DJI is a director of Maxis and was a director of HTP (within the 12 months preceding the date on which the terms of the transaction were agreed upon). He is also a shareholder of Maxis and HTP.	1,192,705	490,690	2,500,000	663,039
	137,410	30,960	150,000	73,500

Disclosure Of **Recurrent Related Party Transactions**

(continued)

Company in the Maxis Group involved	Transacting Party	Nature of transaction	Related Party
MBSB	HTP	• Estimated value of DPLC Projects from HTP (Combination of 64k/128k/512k). • Rental of premises - Rental payable on a monthly basis by MBSB to HTP for one equipment room for Fixed Network.	• Director DJI
MBSB	OSB	• Rental payable by MBSB to OSB for one equipment room for Fixed Network.	• Major Shareholder THO
MBSB	APTM	• Rental of assets – Rental of equipment room payable by MBSB to APTM. • Payment of electricity bill by MBSB to APTM.	• Major Shareholder THO
MBSB	ALDSB	• Rental of assets – Rental payable by MBSB to ALDSB for BTS site.	• Major Shareholder THO
MBSB	AHSB	• Rental of assets – Rental payable by MBSB to AHSB for BTS site.	• Major Shareholder THO
MBSB	AMF	• Rental of assets – Rental payable by MBSB to AMF for BTS site.	• Major Shareholder THO
MBSB	GHB	• Rental of assets – Rental payable by MBSB to GHB for BTS site.	• Major Shareholder THO

Nature of relationship	Shareholders' mandate obtained at the EGM held on 23 June 2005		Shareholders' mandate obtained at the EGM held on 1 June 2006	
	Unutilised mandate as at 1 January 2006 (RM)	Incurred from 1 January 2006 to 31 May 2006 (RM)	Approved/ mandated on 1 June 2006 (RM)	Incurred from 1 June 2006 to 31 December 2006 (RM)
(These transactions with HTP are now no longer RRPTs as DJI has resigned as a director of HTP for a period of more than one year)	174,080	21,600	1,000,000	680,159
	N/A	N/A	(13,000)	(7,000)
THO is a major shareholder of Maxis and also a director of GB, the holding company of OSB. He is also a shareholder of GB.	(13,150)	(7,500)	(22,500)	(10,500)
THO is a major shareholder of Maxis and also a director of AMMB, the ultimate holding company of APTM. THO does not have any equity interests in AMMB or in APTM.	(34,957)	(9,500)	N/A	N/A
	(11,385)	(713)	N/A	N/A
ALDSB is a 55.2% indirect subsidiary of GB. THO is a major shareholder of Maxis and also a director of GB. He is also a shareholder of GB.	(112,720)	(66,000)	(195,000)	(106,190)
THO is a major shareholder of Maxis and also a director of AMMB, the ultimate holding company of AHSB. THO does not have any equity interests in AMMB or in AHSB.	(12,650)	(3,000)	N/A	N/A
THO is a major shareholder of Maxis and also a director of AMF. THO does not have any equity interest in AMF.	(14,917)	(5,750)	(25,000)	(8,050)
THO is a major shareholder of Maxis and also a director of RW, the holding company of GHB. He is also a shareholder of RW.	(67,386)	(41,440)	(122,000)	(55,073)

Disclosure Of **Recurrent Related Party Transactions**

(continued)

Company in the Maxis Group involved	Transacting Party	Nature of transaction	Related Party
MBSB	RFS	• BTS electricity charges incurred by MBSB payable to RFS.	• Major Shareholder THO
MBSB	GGC	• Rental of assets – Rental payable by MBSB to GGC for BTS site.	• Major Shareholder THO
		• Electricity charges to be incurred by MBSB and payable to GGC.	
MBSB	RW	• Rental of assets – Rental payable by MBSB to RW for BTS site.	• Major Shareholder THO
		• Electricity charges incurred by MBSB payable to RW for the rental of two equipment rooms.	
		• Payment of electricity charges.	
MMSSB	RW	• Promotional activities involving the subsidising of show tickets purchased by MMSSB's customers.	
MBSB	WPSB	• Rental of assets – Rental payable by MBSB to WPSB for BTS site at Awana Kijal Golf & Beach Resort.	• Major Shareholder THO
MBSB	PSB	• Rental of assets – Rental payable by MBSB to PSB for BTS site.	• Major Shareholder THO
MBSB	FWHRSB	• Rental of assets – Rental payable by MBSB to FWHRSB for BTS site.	• Major Shareholder THO
MBSB	GSB	• Rental of assets – Rental payable by MBSB to GSB for BTS site.	• Major Shareholder THO

Nature of relationship	Shareholders' mandate obtained at the EGM held on 23 June 2005		Shareholders' mandate obtained at the EGM held on 1 June 2006	
	Unutilised mandate as at 1 January 2006 (RM)	Incurred from 1 January 2006 to 31 May 2006 (RM)	Approved/ mandated on 1 June 2006 (RM)	Incurred from 1 June 2006 to 31 December 2006 (RM)
THO is a major shareholder of Maxis and also a director of RW, the ultimate holding company of RFS. He is also a shareholder of RW.	(25,547)	(8,379)	(40,000)	(12,757)
THO is a major shareholder of Maxis and also a director of RW, the holding company of GGC. He is also a shareholder of RW.	(74,808)	(36,250)	(125,000)	(177,375)*
	(7,807)	(5,121)	(17,000)	(14,121)
THO is a major shareholder of Maxis and also a director of RW. He is also a shareholder of RW.	(365,678)	(282,495)	(750,000)	(398,119)
	(68,150)	(60,236)	N/A	N/A
	N/A	N/A	(148,000)	(149,428)
	(200,000)	Nil	(150,000)	(317,000)
THO is a major shareholder of Maxis and also a director of RW, the ultimate holding company of WPSB. He is also a shareholder of RW.	(17,717)	(14,750)	(39,000)	(20,650)
THO is a major shareholder of Maxis and also a director of RW, the ultimate holding company of PSB. He is also a shareholder of RW.	(16,458)	(9,900)	(28,800)	(13,860)
THO is a major shareholder of Maxis and also a director of RW, the holding company of FWHRSB. He is also a shareholder of RW.	(49,600)	(31,395)	(94,000)	(42,000)
THO is a major shareholder of Maxis and also a director of RW, the ultimate holding company of GSB. He is also a shareholder of RW.	(75,583)	(43,650)	(137,000)	(61,110)

Disclosure Of **Recurrent Related Party Transactions**

(continued)

Company in the Maxis Group involved	Transacting Party	Nature of transaction	Related Party
MBSB	Genting Sanyen	• Rental of assets – Rental payable by MBSB to Genting Sanyen for BTS site.	• Major Shareholder THO
MBSB	ADB	• Rental of assets – Rental payable by MBSB to ADB for BTS site.	• Major Shareholder THO
MMSSB	Malayan Banking Bhd ("MBB")	• Provision of Blackberry (or mobile office related services), mobile rate plan, GPRS and SMS services & 3G services for MBB management, employees, customers.	• Director TSDMZ
MBSB	MBB	• Provision of fixed voice, data & broadband services for main offices and branches, nationwide.	
MMSSB	Mayban General Assurance Bhd ("MGAB")	• Provision of Blackberry (or mobile office related services), mobile rate plan, GPRS and SMS services & 3G services for MBB management, employees, customers.	• Director TSDMZ
MMSSB	Mayban Life Assurance Bhd ("MLAB")	• Provision of Blackberry (or mobile office related services), mobile rate plan, GPRS and SMS services & 3G services for MBB management, employees, customers.	• Director TSDMZ
MMSSB	Aseambankers Malaysia Berhad ("Aseambankers")	• Provision of Blackberry (or mobile office related services), mobile rate plan, GPRS and SMS services & 3G services for MBB management, employees, customers.	• Director TSDMZ
MMSSB	Mayban Fortis Holdings Berhad ("MFHB")	• Provision of Blackberry (or mobile office related services), mobile rate plan, GPRS and SMS services & 3G services for MBB management, employees, customers.	• Director TSDMZ

Nature of relationship	Shareholders' mandate obtained at the EGM held on 23 June 2005		Shareholders' mandate obtained at the EGM held on 1 June 2006	
	Unutilised mandate as at 1 January 2006 (RM)	Incurred from 1 January 2006 to 31 May 2006 (RM)	Approved/ mandated on 1 June 2006 (RM)	Incurred from 1 June 2006 to 31 December 2006 (RM)
Genting Sanyen is a 97.7% indirect subsidiary of GB. THO is a major shareholder of Maxis and also a director of GB, the holding company of Genting Sanyen. He is also a shareholder of GB.	(5,200)	(18,000)*	(72,000)	(25,200)
ADB is a 55.2% subsidiary of GB. THO is a major shareholder of Maxis and also a director of GB. He is also a shareholder of GB.	(33,790)	(36,000)*	(113,000)	(50,400)
Please refer to Note 12.#	N/A	N/A	2,000,000	68,229
	N/A	N/A	2,000,000	115,364
MGAB is a 64.8% subsidiary of MBB. Please refer to Note 12.#	N/A	N/A	200,000	1,669
MLAB is 62% subsidiary of MBB. Please refer to Note 12.#	N/A	N/A	200,000	7,174
Aseambankers is a 94.7% subsidiary of MBB. Please refer to Note 12.#	N/A	N/A	200,000	203,631
MFHB is a 70% subsidiary of MBB. Please refer to Note 12.#	N/A	N/A	200,000	9,046

Company in the Maxis Group involved	Transacting Party	Nature of transaction	Related Party
MBSB	Arena Johan Sdn Bhd ("AJSB")	• Rental of premises – Rental payable on a monthly basis by MBSB to AJSB for BTS site.	• Major Shareholder TAK • Director ARM
MBSB	Suria KLCC Sdn Bhd ("SKSB")	• Rental of premises – Rental payable on a monthly basis by MBSB to SKSB for BTS site.	• Major Shareholder TAK • Director ARM
MBSB	Asas Klasik Sdn Bhd ("AKSB")	• Rental of premises– Rental payable on a monthly basis by MBSB to AKSB for BTS site.	• Major Shareholder TAK • Director ARM
MBSB	Gas District Cooling (M) Sdn Bhd ("GDC")	• Rental of premises– Rental payable on a monthly basis by MBSB to GDC for BTS site.	• Major Shareholder TAK • Director ARM
MMSSB	UMTS	• Service Level Agreement ("SLA") for MMSSB as the anchor 3G mobile virtual network operator.	• Major Shareholders UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF, MSM • Directors ARM, TPC, CCB, DJI, SD, YSH, RR
MBSB	UMTS	• SLA for MBSB as the mobile network operator to design, procure, build and operate a 3G network.	
MMSB	UMTS	• Provision of corporate support services.	
NTS headquarters.	PT Multipolar	• Purchase of connection services. • Purchase of management services for • Purchase of data network equipment.	• Major Shareholder of NTS AcrossAsia Limited • Commissioner of NTS Dr. Cheng Cheng Wen

NOTES

* The exceeded amount has been approved by the Audit Committee and Board of Directors of Maxis.

The transaction is no longer RRPT pursuant to Paragraph 10.08(9)(c) of the Listing Requirements.

Nature of relationship	Shareholders' mandate obtained at the EGM held on 23 June 2005		Shareholders' mandate obtained at the EGM held on 1 June 2006	
	Unutilised mandate as at 1 January 2006 (RM)	Incurred from 1 January 2006 to 31 May 2006 (RM)	Approved/ mandated on 1 June 2006 (RM)	Incurred from 1 June 2006 to 31 December 2006 (RM)
AJSB is a wholly-owned subsidiary of KLCC Property Holdings Berhad ("KLCCP"). Please refer to Note 13.#	N/A	N/A	(72,000)	(22,700)
SKSB is a 60% subsidiary of KLCCP. Please refer to Note 13.#	N/A	N/A	(81,000)	(39,200)
AKSB is a 75% subsidiary of KLCCP. Please refer to Note 13.#	N/A	N/A	(64,000)	(30,800)
GDC is a wholly-owned subsidiary of KLCC (Holdings) Sdn Bhd ("KLCCH"). Director, ARM and Major Shareholder, TAK are both directors of KLCCH.#	N/A	N/A	(420,000)	(204,106)
Please refer to Note 14.	N/A	N/A	(105,723,122)	(41,845,247)
	N/A	N/A	103,961,070	41,155,356
	N/A	N/A	1,339,000	1,477,233*
Please refer to Note 15.	N/A	N/A	(138,140)	(34,847)
	N/A	N/A	(745,312)	(135,082)
	N/A	N/A	(925,000)	(75,417)

Disclosure Of **Recurrent Related Party Transactions**
(continued)

ABBREVIATIONS

ADB	:	Asiatic Development Bhd
AF	:	Hj. Affendi bin Tun Hj. Mohd Fuad Stephens
AHSB	:	AmProperty Holdings Sdn Bhd
ALDSB	:	Asiatic Land Development Sdn Bhd
AMF	:	AmFinance Berhad
AMMB	:	AMMB Holdings Berhad
AMP	:	Airtime Management and Programming Sdn Bhd
APTM	:	AmProperty Trust Management Bhd
ARM	:	Augustus Ralph Marshall
Astro	:	ASTRO ALL ASIA NETWORKS plc
BLSB	:	BonusKad Loyalty Sdn Bhd
CCB	:	Chan Chee Beng
Dato' Badri	:	Dato' Haji Badri bin Haji Masri
DJI	:	Dato' Jamaludin bin Ibrahim
Excorp	:	Excorp Holdings N.V.
FWHRSB	:	First World Hotels & Resorts Sdn Bhd
GB	:	Genting Berhad
GGC	:	Genting Golf Course Berhad
Genting Sanyen	:	Genting Sanyen Industrial Paper Sdn Berhad
GHB	:	Genting Highlands Berhad
GSB	:	Genasa Sdn Bhd
HTP	:	HeiTech Padu Berhad
MAIH	:	MAI Holdings Sdn Bhd
MBNS	:	MEASAT Broadcast Network Systems Sdn Bhd
MBSB	:	Maxis Broadband Sdn Bhd
MIT	:	Multimedia Interactive Technologies Sdn Bhd
MMSB	:	Maxis Mobile Sdn Bhd
MMSSB	:	Malaysian Mobile Services Sdn Bhd
MSM	:	Mohamad Shahrin bin Merican
MSS	:	MEASAT Satellite Systems Sdn Bhd
NTS	:	PT Natrindo Telepon Seluler
OSB	:	Oakwood Sdn Bhd
PanOcean	:	PanOcean Management Limited
PSB	:	Papago Sdn Bhd
PSIL	:	Pacific States Investment Limited
PT Multipolar	:	PT Multipolar Corporation Tbk
RFS	:	Resorts Facilities Services Sdn Bhd
RR	:	Rossana Annizah Bt Mohd Rashid
RW	:	Resorts World Berhad
SD	:	Sandip Das
SRGAP	:	SRG Asia Pacific Sdn Bhd
TAK	:	Ananda Krishnan Tatparanandam
TCCPM	:	Tanjong City Centre Property Management Sdn Bhd
TGV	:	Tanjong Cinemas Sdn Bhd
THO	:	Tun Haji Mohammed Hanif bin Omar
TPC	:	Tan Poh Ching
TSDMZ	:	Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor
UMTS	:	UMTS (Malaysia) Sdn Bhd
UTHSB	:	UT Hospitality Services Sdn Bhd
UTP	:	UT Projects Sdn Bhd
UTSB	:	Usaha Tegas Sdn Bhd
WPSB	:	Widuri Pelangi Sdn Bhd
YSH	:	Ying Siew Heng

Disclosure Of **Recurrent Related Party Transactions**

NOTES:

(1) MIT

MIT is a wholly-owned subsidiary of Astro.

UTSB, PSIL, Excorp, PanOcean and TAK who are major shareholders of Maxis ("Major Shareholders"), are also major shareholders of Astro. In addition, TAK is also a director of PanOcean, Excorp and UTSB.

ARM and CCB, who are directors of Maxis ("Directors"), are also directors of UTSB. ARM, who is a shareholder of Maxis, is also the Executive Deputy Chairman, a director and shareholder of Astro. ARM is also a director of several other subsidiaries of Astro. CCB is also a director of several other subsidiaries of Maxis and does not have any equity interest in Maxis. In addition, ARM and CCB do not have any equity interest in UTSB or in MIT.

TPC, who was a Director up to 31 December 2006, was also a director of UTSB and Astro up to 31 January 2007 and a shareholder of Maxis and Astro. TPC does not have any equity interest in UTSB or in MIT.

THO, Dato' Badri, AF and MSM who are Major Shareholders, are each deemed to have an equity interest in Astro. In addition, Dato' Badri is the Chairman and a director of Astro and several other subsidiaries of Astro.

Dato' Mohamed Khadar bin Merican ("Dato' Khadar"), a director and shareholder of Astro is a person connected to MSM.

(2) MBNS

MBNS is a wholly-owned subsidiary of Astro.

Directors, ARM, CCB, TPC (who was a Director up to 31 December 2006) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF and MSM are regarded as having an interest in the transactions between Maxis group and MBNS. Please refer to Note 1 above for their respective relationships in Maxis and Astro.

ARM, TPC and CCB are not deemed to have any equity interest in the shares of MBNS.

Dato' Khadar, a director and shareholder of Astro, is a person connected to MSM.

(3) AMP

AMP is a wholly-owned subsidiary of Astro.

Directors, ARM, CCB, TPC (who was a Director up to 31 December 2006) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF and MSM are regarded as having an interest in the transaction between Maxis group and AMP. Please refer to Note 1 above for their respective relationships in Maxis and Astro.

ARM, TPC and CCB are not deemed to have any equity interest in the shares of AMP.

Dato' Khadar, a director and shareholder of Astro, is a person connected to MSM.

(4) Astro and/or its affiliates

Directors, ARM, CCB, TPC (who was a Director up to 31 December 2006) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF and MSM are regarded as having an interest in the transactions between Maxis group and Astro and/or its affiliates. Please refer to Note 1 above for their respective relationships in Maxis and Astro.

Dato' Khadar, a director and shareholder of Astro, is a person connected to MSM.

(5) TGV

TGV is a joint venture company in which Tanjong Public Limited Company ("Tanjong") has an equity interest in TGV via Tanjong Entertainment Sdn Bhd, a wholly-owned subsidiary of Tanjong.

UTSB, PSIL, Excorp, PanOcean and TAK are major shareholders of Maxis and Tanjong. In addition, TAK is also a director of PanOcean, Excorp and UTSB.

ARM and CCB, who are Directors, are also directors of UTSB. ARM has a direct and indirect equity interests in Maxis and Tanjong but does not have any equity interest in UTSB or in TGV. In addition, ARM is also the Executive Director of Tanjong whilst CCB is a director of a subsidiary of Tanjong and certain subsidiaries of Maxis. CCB does not have any equity interest in Maxis, UTSB, Tanjong or TGV.

TPC, who was a Director up to 31 December 2006, was also a director of UTSB and Tanjong up to 31 January 2007. TPC has a direct and indirect equity interests in Maxis and Tanjong but does not have any equity interest in UTSB or in TGV.

AF, a Major Shareholder, also has deemed equity interest in Tanjong.

(6) TCCPM

TCCPM is a wholly-owned subsidiary of Tanjong Property Management Sdn Bhd which in turn is a wholly-owned subsidiary of Tanjong through Tanjong Asset Holdings Sdn Bhd.

Directors, ARM, CCB, TPC (who was a Director up to 31 December 2006) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and AF are regarded as having an interest in the transactions between Maxis and TCCPM. Please refer to Note 5 above for their respective relationships in Maxis and Tanjong.

ARM, TPC and CCB are not deemed to have any equity interest in the shares of TCCPM.

(7) MSS

MSS is a wholly-owned subsidiary of MEASAT Global Berhad ("MGB"), the ultimate holding company of which is MAIH.

TAK and MAIH, each being Major Shareholder, are also major shareholders of MGB and hence of MSS.

ARM, who is a Director, is also a director of MGB and MSS. ARM has direct equity interest in Maxis but does not have any equity interest in MGB or in MSS. CCB, a director of Maxis and several subsidiaries of Maxis, is also a director of two other subsidiaries of MSS. CCB does not have any equity interest in Maxis, MGB or in MSS.

THO, who is a Major Shareholder, is also a director of MSS. THO does not have any equity interest in MGB or in MSS.

(8) SRGAP

SRGAP is a wholly-owned subsidiary of UTSB.

UTSB, PSIL, Excorp, PanOcean and TAK are major shareholders of Maxis and UTSB. In addition, TAK is also a director of PanOcean, Excorp and UTSB.

ARM and CCB, who are Directors, are also directors of UTSB. ARM has a direct equity interest in Maxis but does not have any equity interest in UTSB or in SRGAP. CCB is also a director of certain subsidiaries of Maxis but does not have any equity interest in Maxis, UTSB or in SRGAP.

TPC, who was a Director up to 31 December 2006, was also a director of UTSB up to 31 January 2007. TPC has a direct equity interest in Maxis but does not have any equity interest in UTSB or in SRGAP.

MSM, a Major Shareholder, is also a director of SRGAP. MSM does not have any equity interest in UTSB or in SRGAP.

(9) UTHSB

UTHSB is a wholly-owned subsidiary of UTSB Management Sdn Bhd which in turn is wholly-owned by UTSB.

Directors, ARM, CCB, TPC (who was a Director up to 31 December 2006) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and MSM are regarded as having an interest in the transactions between Maxis group and UTHSB. Please refer to Note 8 above for their respective relationships in Maxis and UTSB.

ARM, TPC and CCB do not have any equity interest in UTSB or in UTHSB.

MSM is a director of UTHSB. MSM does not have any equity interest in UTSB or in UTHSB.

(10) BLSB

BLSB is an associated company of UTSB which has an equity interest of 25% in BLSB.

Directors, ARM, CCB, TPC (who was a Director up to 31 December 2006) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and MSM are regarded as having an interest in the transactions between MMSSB and BLSB. Please refer to Note 8 above for their respective relationships in Maxis and UTSB.

ARM, TPC, CCB and MSM do not have any equity interest in UTSB or in BLSB.

(11) UTP

UTP is a wholly-owned subsidiary of UTSB.

Directors, ARM, CCB, TPC (who was a Director up to 31 December 2006) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK and MSM are regarded as having an interest in the transaction between Maxis group and UTP. Please refer to Note 8 above for their respective relationships in Maxis and UTSB.

ARM, TPC and CCB do not have any equity interest in UTSB or in UTP.

MSM is a director of UTP. MSM does not have any equity interest in UTSB or in UTP.

(12) MBB and/or its affiliates

TSDMZ who is a director and Chairman of Maxis, is also a director of MBB and several other subsidiaries of MBB. He is also a shareholder of MBB.

(13) KLCCP and/or its affiliates

ARM is a Director of Maxis and a director of KLCCP. He is also a shareholder of Maxis and KLCCP.

TAK is a Major Shareholder of Maxis and a shareholder of KLCCP.

(14) UMTS

UMTS is a wholly-owned subsidiary of Advanced Wireless Technologies Sdn Bhd ("AWT") which in turn is a 75% subsidiary of Maxis. The remaining 25% equity interest in AWT is held by MBNS Multimedia Technologies Sdn Bhd ("MMT") which in turn is wholly-owned by Astro.

Directors, ARM, CCB, TPC (who was a Director up to 31 December 2006) and Major Shareholders, UTSB, PSIL, Excorp, PanOcean, TAK, THO, Dato' Badri, AF and MSM are regarded as having an interest in the transactions between Maxis group and Astro. Please refer to Note 1 above for their respective relationships in Maxis and Astro.

ARM, TPC and CCB do not have any equity interest in AWT or in UMTS.

DJI and SD, who are Directors, are also directors of AWT, UMTS and several other subsidiaries of Maxis. DJI was a director of MMSSB, MBSB and MMSB up to 11 February 2007 whilst SD is also a director of MMSSB, MBSB, MMSB and several other subsidiaries of Maxis. DJI is also a shareholder of Maxis but does not have any equity interest in AWT or in UMTS. SD does not have any equity interest in Maxis, AWT or in UMTS.

RR is a director of AWT, UMTS, MMSSB, MBSB, MMSB and several other subsidiaries of Maxis but does not have any equity interest in Maxis.

YSH, who is an alternate director to SD in AWT and UMTS, is also a director in MMSSB, MBSB, MMSB and several other subsidiaries of Maxis. He is also a shareholder of Maxis.

Dato' Khadar, a director and shareholder of Astro, is a person connected to MSM.

(15) PT Multipolar

PT Multipolar is a 50.13% owned subsidiary of AcrossAsia Limited ("AcrossAsia"). AcrossAsia is a major shareholder of NTS via PT Aneka Tirta Nusa ("Tirta").

Dr. Cheng Cheng Wen ("CCW"), a Commissioner of NTS, is also an Executive Director of AcrossAsia and President Commissioner of PT Multipolar.

AcrossAsia and CCW do not have any equity interest in Maxis.

(1) Material Contracts

The following disclosures are made in compliance with Part A of Appendix 9C of the Listing Requirements of Bursa Securities:-

(i) A shareholders' agreement dated 25 August 2004 was entered into between Maxis, MBNS Multimedia Technologies Sdn Bhd ("MMT") and Advanced Wireless Technologies Sdn Bhd ("AWT") upon completion of the exercise of the option by MMT to subscribe for 833,334 ordinary shares representing 25% of the enlarged issued and paid-up share capital of AWT for a cash consideration of RM833,334; and

(ii) Pursuant to the shareholders' agreement referred to in paragraph (i) above, MMT and AWT entered into a loan agreement dated 24 November 2005 wherein MMT agreed to contribute to the funding requirements of AWT in proportion to MMT's 25% shareholding in AWT. This loan by MMT amounting to RM24,166,666 was granted to AWT for a term of five years and was utilised by AWT to repay Maxis a portion of Maxis' existing loan of RM97,499,998 to AWT.

The nature of relationship between Maxis, MMT and AWT is as follows:-

MMT is a wholly-owned subsidiary of Astro.

Usaha Tegas Sdn Bhd ("UTSB"), Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp"), PanOcean Management Limited ("PanOcean") and Ananda Krishnan Tatparanandam ("TAK"), who are major shareholders of Maxis ("Major Shareholders"), are also major shareholders of MMT via ASTRO ALL ASIA NETWORKS plc ("Astro"). In addition, TAK is a director of PanOcean, Excorp and UTSB.

Augustus Ralph Marshall ("ARM") and Chan Chee Beng ("CCB"), who are directors of Maxis ("Directors"), are also directors of UTSB. ARM, who is a shareholder of Maxis and Astro, is also the Executive Deputy Chairman and a director of Astro. ARM is also a director of several other subsidiaries of Astro. CCB is also a director of several other subsidiaries of Maxis and does not have any equity interest in Maxis. In addition, ARM and CCB do not have any equity interest in UTSB or in MMT.

Tan Poh Ching ("TPC"), who was a Director up to 31 December 2006, was also a director of UTSB and Astro up to 31 January 2007 and a shareholder of Maxis and Astro. TPC does not have any equity interest in UTSB or in MMT.

Tun Haji Mohammed Hanif bin Omar ("THO"), Dato' Haji Badri bin Haji Masri ("Dato' Badri"), Hj. Affendi bin Tun Hj. Mohd Fuad Stephens ("AF") and Mohamad Shahrin bin Merican ("MSM"), who are Major Shareholders, are each deemed to have an equity interest in Astro. In addition, Dato' Badri is the Chairman and a director of Astro and also a director of MMT and several other subsidiaries of Astro.

Dato' Mohamed Khadar bin Merican, a director and shareholder of Astro is a person connected to MSM.

Rohana Binti Tan Sri Datuk Hj. Rozhan ("RR"), a director of MMT and several other subsidiaries of Astro and a shareholder of Astro, is also a director of AWT. RR does not have any equity interest in MMT or in AWT.

(2) Utilisation of Proceeds

As at 31 March 2007, RM189.9 million of the proceeds arising from the issuance of RM500.0 million Medium Term Notes under the Commercial Paper and Medium Term Notes Programme and RM500.0 million Medium Term Notes under the Medium Term Notes Programme have been utilised for general funding requirements and general corporate purposes of the Malaysian Group.

(3) Transactions through Media Agencies

Media agencies have placed media airtimes, publications and programme sponsorships on behalf of Maxis amounting to RM23,453,000 (2005: RM19,306,000) with the Astro group, which the amount is excluded from the related party transactions disclosed elsewhere in this Annual Report. The Astro group is licensed to operate satellite Direct-to-Home television and FM radio services, and undertakes a number of other multimedia services in Malaysia. These transactions are negotiated between the media buying agencies and Astro based on terms consistent with prevailing rates within the media industry.

Products & **Services: Maxis**

CONSUMER BUSINESS

MOBILE SERVICES

Rate Plans

Maxis

- Package 75
- Package 138
- Package 238
- Package 500
- Standard Plan
- Family Plus Plan

Hotlink

- Total Plan
- Easy Plan
- Talk Plan
- SMS Plan

Services

Value Added

- Caller Line Identification (CLIP)
- Caller Line Restriction (CLIR)
- Call Forwarding
- Call Waiting
- Call Conferencing
- Call Barring
- Enhanced Voicemail
- Missed Call Notification
- Itemised Billing
- Phonebook Back-up
- Activ5
- Gift Caller Ringtone

- Caller Ringtone
- Turbo Recharge
- Campuszone
- Voice SMS
- Colour SMS
- Colour SMS Emoticons
- Phonebook Back-up
- EasyMenu
- Call Me Back
- Call Me Bonus
- Share-a-TopUp
- MMS, GPRS, EDGE, 3G

Roaming & International Services

- Video & Video Call Roaming
- Roam *120* (Value Roaming)
- SMS, MMS, GPRS, 3G, Roaming

- IDD
- IDD 132 (value IDD)
- Regional Concierge Services

OTHERS

- MultiLine 1 SIM
- MultiSIM 1 Line
- Maxis 3G Connect ™
- BlackBerry Internet Solutions ™
- Push To Talk
- Maxis Loyalty Programme
  - Maxis One Club
- Prepaid Loyalty Programme
  - Hotlink Club

- Top Up Options
  - SOS Top up
  - Turbo Recharge
  - SMS Top Up
  - Top Up via ATM
  - Easy Top Up
  - Post-to-Prepaid Top-Up
  - Top-Up via Banks

BROADBAND SERVICES

Rate Plans

Wired Broadband

- Home 512
- Home 1.0
- Office 1.0

Wireless Broadband

- Standard 384kbps
- Premium 768kbps
- 017 Home Voice

CONSUMER BUSINESS (CONTINUED)

MOBILE INFORTAINMENT SERVICES

sports	• Sports Zone - Downloads - What's News - Highlights	• Sports TV - Arsenal, - Liverpool - Barcelona - Euporean Tour	• SMS & MMS Alerts - Football, F1, Tennis, Golf, AFP Sports News
news & business	• Live Video News: - CNN, CNBC, BBC, Bloomberg • Tech News • Entertainment News - Sin Chew Asian, Apple Daily • Stock Live	• Business News: - Reuters, Bernama, The Edge Daily, Star Biz News	• Top Asian News - The Sun, Sin Chew, China Press, Oriental Daily, Nanyang, Utusan Malaysia, Al - Jazeera
community	• Zon Melayu • Zon Islam • UniFun (Chinese Zone) • Indian Portal	• Her Maxis • MBlog • Friend & Family Finder • Remote Surveillance	
music	• Music Unlimited Portal • Caller Ringtones • Background Music	• True Tunes • Polyphonic • Mobile Karaoke	
games	• Games Unlimited Portal • Online Games • SMS Games	• Tournament Games • Maxgames Community • Anime Channel	• Tournament Games
Reach Out & Life Style	• Traffic Check • Travel Guide • Currency Changer • MSN Mobile	• Let's Chat • FrenClub • Yahoo! Messenger • SMS Chat & Extras	• MMS Greetings • Self Destruct SMS
Maxis TV	• Variety Package - CNN, CNBC Asia, BBC World, Bloomberg, Astro Ria, Astro AEC, • Radio Package - MY FM, ERA, hitz. fm, LiteFM, mix. fm • Video Episodes	Astro Vaanavil, Astro Hitz.TV, Jia Yu News & Entertainment, Discover Mobile	Entertainment Daily, Cartoon Network, MTV2Go, Fashion TV
m-commerce	• Maybank2u Mobile • M-Money • Mobile Credit Card		

Products & **Services: Maxis**
(continued)

ENTERPRISE BUSINESS

Business Solutions

- Mobile Enterprise Solutions
  - Sales Force Automation
  - Field Force Automation
  - Mobile Banking
  - Mobile Marketing
  - Mobile Reservation
- Maxis 3G Connect
- BlackBerry Internet Solution
- BlackBerry Enterprise Solution
- Blackberry Connect
- Enterprise SMS
  - Desktop SMS
  - SMS Campaign Manager
  - Enterprise Direct SMS

Voice Services

- Mobile Voice Corporate Plans
- Corporate Prepaid Mobile Plans
- Business Telephone Services
  - Single-line
  - Multi-line
- Trunk Services
  - ISDN Primary Rate Interface (PRI) 30 Channels
  - Multi-Frequency-Codes Register-2-Digital (MFCR2-D)
- ValueCall
- ValueCall Plus
- VoiceAway
- Value Added Services
  - Freefone 1800
  - Call Management Services
  - Voice Mail
  - Call Forwarding
  - 3-Way Calling
  - Call Barring

Data Services

- Mobile Data Access
  - SMS
  - MMS
  - GPRS
  - 3G
  - HSDPA
- Domestic Private Leased Circuit
- International Private Leased Circuit
- VSAT Services
  - SkyWay
  - SkyStream
  - SkyLine
  - SkyLine Plus
  - SkyReach
  - Gyro-Stabilised VSAT
- Value Added Services
- IP Services
  - IP VPN (Internet Protocol Virtual Private Network)
  - Hosted IP Voice

Broadband Services

- WLAN
- Asymmetric Digital Subscriber Line (ADSL)
  - iLink
- Internet Leased Line
  - Dedicated Internet Access

Products & **Services: Aircel**

CONSUMER BUSINESS

MOBILE SERVICES

Rate Plans

Postpaid

- Speak 99
- Speak 149
- Speak 222
- - 101, 201 & 301 Post-paid plans (in Kashmir)
- Special toppings:
  - Night Speak
  - Weekend Speak
  - Xpress SMS
  - Friendly Speak

Prepaid

- Recharge Cards (RC)
  - Mini recharge
  - Rate cutter
- Starter packs
  - TeenTalk
  - Doubles pack
  - Long prepaid
- Hand-set Bundled Offer
  - (only in Orissa, West Bengal & Jammu & Kashmir)

Services

Value Added and Data Services:

- Missed Call Alert
- Aircel Talk Tunes (background music to calls)
- Aircel Phone Book (virtual storage)
- Talking SMS
- SMS Bank
- Special SMS-based Subscription Services: Health tips; Love Tips etc.
- Job Information
- Gift a song service
- Hindi Voice Portal

- Dialer Tunes (ring-tone download through SMS)
- 4455 – 'Your Astrologer Is Here'
- Speak to Astrologer Live
- Aircel 555 Entertainment Portal: Voice Command music, ring-tones, prayers, karaoke
- Enrich your English

Roaming

- Smart call assistant
- Short code assistant
- Roaming replicator

ENTERPRISE BUSINESS

Business Solutions

- Data Center Services
  - Shared Hosting
  - Dedicated Hosting
  - Corporate Email Services (Anti-virus & Spam Control)
- Internet Services
  - Premium Internet Bandwidth Services
  - Shared Internet Bandwidth Services
- Last Mile Solutions for Internet & VPN (Virtual Private Network)
  - WiMAX (802.16d)
  - Point to Point Radio Modems
- VoIP (Voice Over Internet Protocol)
  - Combo Services (VoIP minutes & Bandwidth)
  - VoIP Minutes
- NLD Services (National Long Distance Services)
  - MPLS based Domestic IP VPNs
  - Point to point Domestic Private Leased Circuits on TDM
- ILD Services (International Long Distance Services)
  - MPLS based International IP VPNs
  - IPLCs (International Private Leased Circuits)
- Corporate Flexi Plan

Glossary

2G/2.5G	Second generation or 2G refers to digital wireless communications systems that use circuit switching technology. GSM is one of the most widely used 2G mobile systems. 2.5G uses packet switching technology and offers high speed data transmission rates of up to 115kbps.
3G	Third generation or 3G refers to digital wireless communication systems that use packet switching technology and offer higher speed data transmission rates (between 144kbps to 2Mbps) than available under 2G and 2.5G mobile systems.
ADSL	Asymmetric Digital Subscriber Line is a digital subscriber line using copper loop enhanced technology, which is asymmetric and provides faster transmission rates downstream than upstream.
ARPU	Average Revenue Per User is the average of monthly revenue per user in a financial year and is calculated by dividing (i) monthly revenue (net of rebates) less roaming partner revenue and non-recurring fees by (ii) monthly average number of active subscribers.
Bandwidth	A measure of data sent through a connection. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is expressed in bits per second for digital services.
Base station	A multi-circuit transceiver located within a cell used for communicating between mobile telephones within the cell and the BSC or MSC.
Bit	The smallest amount of information that can be transmitted representing a 1 or 0. It is a basic unit for data communications.
Broadband	Transmission capacity that has a bandwidth greater than 128 kbps, capable of high speed data transmission, not including ISDN.
BSC	In a mobile network, the Base Station Controller controls several cells and handles cell setup and management.
BTS	A Base Transceiver Station is radio equipment contained in a base station that is used for transmitting and receiving signals to and from a mobile telephone within a single cell.
Bursa Securities	Bursa Malaysia Securities Berhad (Company No.635998-W)
Board	Board of Directors of Maxis
CAGR	Compound Annual Growth Rate is an interest rate at which a given present value would "grow" to a given future value in a given amount of time.
CDMA	Code Division Multiple Access is a digital wireless transmission technology.
Churn	The termination of service by subscribers, both voluntary and involuntary.
Churn rate	The churn rate is calculated by dividing monthly termination of subscribers by monthly average number of total net subscribers.
Circle / UAS	India is divided into 23 Service Areas consisting of 19 Telecom Circle Service Areas and 4 Metro Service Areas for providing Unified Access Services (UAS).

EBITDA	EBITDA represents profit before interest income, finance cost, taxation, depreciation, amortisation and allowance for write down of identified network costs.
EDGE	Enhanced Data Rates for Global Evolution is a 3G technology that delivers broadband-like data speeds to mobile devices.
Frequency	The number of cycles per second, measured in hertz, of a periodic oscillation or wave in radio wave propagation.
GPRS	General Packet Radio Service is an enhancement of the GSM system that supports packet switching and offers higher speed data transmission rates than 2G; also referred to as 2.5G.
GSM	Global System for Mobile communication is one of the most widely used standards for mobile communication, initially developed to standardise the use of mobile technology in Europe.
Group	Maxis Communications Berhad and its subsidiaries
HSDPA	High-Speed Downlink Packet Access is a mobile telephony protocol that is sometimes referred to as 3.5G technology.
ICT	Information and Communication Technology is an umbrella term that includes any communication device or application, encompassing radio, television, cellular phones, computer and network hardware and software, satellite systems as well as various services and applications associated with them, such as videoconferencing and distance learning.
IMSI	International Mobile Subscriber Identity is a unique number associated with all GSM and UMTS network mobile phone users.
International gateway	An international gateway exchange is a telephone switch that forms the gateway between a national telephone network and one or more other international gateway exchanges, thus providing cross-border connectivity.
Internet	The interconnection of servers worldwide that provides communications and application services to an international base of business, consumers, education, research, government and other organisations.
IP	Internet Protocol is a standard that keeps track of network addresses for different nodes, routes outgoing messages, and recognises incoming messages.
ISDN	Integrated Services Digital Network
IVR	Interactive Voice Response is a generic term for transaction systems allowing phone callers to use an ordinary tone dialing to interact with computers through speech or dialed instructions.
kpbs	One thousand bits per second
LAN	Local Area Network is a short distance data communications network (usually within a building).
Last mile SDSL	Symmetric Digital Subscriber Line (SDSL)
Leased line	A leased line is a permanent fiber optic or telephone connection between two points set up by a telecommunications carrier. It can be used for telephone, data or Internet services.

Glossary

(continued)

MMSSB	Malaysian Mobile Services Sdn Bhd (Company No. 73315-V)
MASA	Maxis Authorised Service Agent
MASB	Malaysian Accounting Standards Board
Maxis or the Company	Maxis Communications Berhad (Company No. 158400-V)
Mbps	One million bits per second
MBNS	MEASAT Broadcast Network Systems Sdn Bhd (Company No. 240064-A)
MBSB	Maxis Broadband Sdn Bhd (Company No. 234053-D)
M-Commerce	Mobile Commerce refers to the buying and selling of goods and services through wireless handheld Internet-enabled mobile devices such as mobile phones and Personal Digital Assistants (PDAs).
MESH system	Optical fiber trunk system incorporated with 3 diverse routes and automatic restoration mechanism.
MEWCM	Ministry of Energy, Water and Communications Malaysia
MMS	Multimedia Messaging Service is a technology for transmitting not only text messages but also various types of multimedia content.
MMSB	Maxis Mobile Sdn Bhd (Company No. 229892-M)
MNCC	Malaysian National Computer Confederation
Mobile Number Portability (MNP)	MNP ensures that mobile phone customers can keep their current mobile number, when switching from one mobile service provider to another.
MOSTI	Ministry of Science, Technology & Innovation Malaysia
MSC	Mobile Switching Centre is a switching centre in a mobile network that keeps track of users, processes calls and routes calls to users through BSCs.
MOU	The average monthly minutes of use per customer, or average MOU, is calculated by dividing average monthly minutes during the period by average monthly total reported customer base during the period.
MSISDN	Mobile Station International ISDN Number is a standard international number used to identify a given subscriber.
MPLS	Multi Protocol Label Switching (MPLS) is a data-carrying mechanism that emulates some properties of a circuit-switched network over a packet-switched network.
PATAMI	Profit After Tax And Minority Interest

Glossary

Penetration rate	Penetration rate is based on total number of customers at the end of the period per 100 persons in the population. Population is the estimated population at mid-year in periods indicated as published by the department of statistics of the respective countries.
Points of Presence (PoP)	PoP is a service provider's location for connecting to users. Generally, PoPs refer to the location where people can dial into the provider's computer.
POTs	Plain old telephone service refers to the standard telephone network.
PTT	Push To Talk is a two-way communication service that works like a walkie-talkie.
Roaming	When mobile customers leave their own mobile's carrier's home network and move on to other mobile operator's networks.
SME	Small and Medium Enterprises
SMS	Short Message Service is a service whereby mobile telephone users send text messages.
Switch	A sophisticated computer in a telephony network or data communications network that connects networks automatically in response to signals that are carried to it.
ULO	Uji Layak Operasi is a certificate of worthiness issued by the regulatory body in Indonesia.
USP	Universal Service Provision is a system to promote the widespread availability and usage of network services and/or applications services throughout Malaysia by encouraging the installation of network facilities and the provision of network services and/or applications services in underserved areas or groups.
USSD	Unstructured Supplementary Service Data is GSM communication technology used to send text between mobile phones and applications programmes in a network.
VSAT	Very Small Aperture Terminal is a small earth station used in satellite communication for transmission of data, voice and video.
WAP	Wireless Application Protocol is an open, global protocol designed to send web pages to wireless devices and allow users to access information instantly.
W-CDMA	Wideband Code Division Multiple Access is CDMA technology for 3G systems designed to be backward compatible with the GSM standard.
WLAN	Local Area Networks that transmit and receive data over the air.
WiMAX	A standards based wireless technology that provides high-throughput broadband connections over long distances.

Contact Information: **Maxis**

CUSTOMER SERVICE

- **Enquiries and Assistance for any Maxis service (24 hours a day, 7 days a week)**
  Dial 123 on any Maxis phone or (603) 7492 2123
  on any other phone or fax (603) 7492 2950
  or email us at customercare@maxis.com.my

- **Enquiries and Assistance for Hotlink Services (24 hours a day, 7 days a week)**
  Dial 1 300 820120 on any phone

- **Pay-by-Phone Service**
  Dial 1 800 82 1222 on any phone
  (registration required)

- **Collections**
  Dial 1 800 82 1228 on any phone

MAXIS BUSINESS SOLUTIONS

- **Enquiries and Assistance for any Maxis Business Solution**
  Dial 1919 on any Maxis phone or
  1 800 82 1919 on any phone

COMPANY INFORMATION

- **General Line Tel: (603) 2330 7000**

- **Corporate Affairs Tel: (603) 2330 7568/ 6511**
  Fax: (603) 2330 0586/ 0008
  Maxis Communications Berhad
  Level 18, Menara Maxis
  Kuala Lumpur City Centre
  Off Jalan Ampang
  50088 Kuala Lumpur, Malaysia
  www.maxis.com.my

MAXIS CENTRES

WILAYAH PERSEKUTUAN
Kuala Lumpur City Centre
Maxis Centre KLCC
Ground Floor
Menara Maxis
50088 Kuala Lumpur

Taman Tun Dr Ismail
43, Jalan 2/ 71
Off Jalan Tun Mohd Fuad
TTDI, 60000 Kuala Lumpur

Cheras
69, Jln Manis 4
Tmn Segar, Cheras
56100 Kuala Lumpur

Selayang
Ground & 1st Floor
69, Jalan 2/ 3A
Pusat Bandar Utara
Off Jalan KM 12 Jalan Ipoh
68100 Batu Caves

SELANGOR
Klang
34, Persiaran Sultan Ibrahim
41300 Klang

Taipan - USJ
61, Jalan USJ 10/1A
Taipan Triangle
47620 UEP Subang Jaya

NEGERI SEMBILAN
Seremban
14, Jalan Kong Sang
70000 Seremban

MELAKA
32, 32A, 32B,
Jalan Merdeka,
Taman Melaka Raya
75000 Melaka

PAHANG
Kuantan
B-306, Jalan Beserah
25300 Kuantan

PULAU PINANG
Maxis i-centre@PNGnortham
Unit S-1-B and Unit S-2-A
The Northam
55 Jalan Sultan Ahmad Shah
10050 Pulau Pinang

Bayan Baru
Unit No 15-G-10
Block A Bayan Point
Medan Kampung Relau
11900 Penang

Prai
52 Jalan Todak 4
Pusat Bandar
Seberang Jaya
13700 Prai

KEDAH
Alor Setar
18D & E Wisma Kurnia
Lebuhraya Darulaman
05100 Alor Star

Langkawi
1 Persiaran Mutiara
Kelana Emas
07000 Langkawi

PERAK
Ipoh
129 Jln Kampar
30250 Ipoh

Taiping
Lot 85 Jalan Taiping Utara
Tmn Taiping Utara
34600 Kamunting Perak

KELANTAN
Kota Bharu
51 & 52 Jalan Kebun Sultan
15000 Kota Bharu

JOHOR
Batu Pahat
Ground Floor
Wisma Abdul Rahman 1918
1 Jalan Kundang
Taman Bkt Pasir
83000 Batu Pahat

Johor Bahru i - Centre
L3-62, Aras
Abdullah Ibrahim
Plaza Kotaraya
80000 Johor Bahru

Johor Baru - Taman Molek
Ground Floor
Unit No 12 & 14
Jalan Molek 1/9
Taman Molek
81100 Johor Bahru

SABAH
Kota Kinabalu
Lot 7, Blok B
Damai Plaza, Phase 3
88300 Kota Kinabalu

SARAWAK
Kuching
Lot 24-25 (Grd, 1st, 2nd Floor)
Al Idrus Commercial Centres
Jalan Satok, 93400 Kuching

Miri
No 2377 (Grd Flr, 1st, 2nd)
and 2378 (Grd Floor)
Jalan Boulevard 1
Boulevard Commercial Centre
98000 Miri

Maxis Authorised **Service Agents (MASA)**

CENTRAL REGION

KUALA LUMPUR

Bangsar
The Hello Station
10 Jalan Telawi 3
Bangsar Baru
59100 Kuala Lumpur
Tel: 03 - 2283 2022

Bukit Bintang
One To One Comm
GC 006 Grd. Flr.
Bukit Bintang Plaza
Jalan Bukit Bintang
55100 Kuala Lumpur
Tel: 03 - 2141 3121

I-Gate Digital
1-3A, 1st Floor
Plaza Low Yat
7, Jalan Bukit Bintang
55100 Kuala Lumpur
Tel: 03 - 2144 6112

Cheras
EICAS Comm
130 Jalan Cerdas
Taman Connaught Cheras
56000 Kuala Lumpur
Tel: 03 - 9101 6911

Kepong Baru
Compu Comm
9 Jalan Ambong Kiri 2
Kepong Baru
52100 Kuala Lumpur
Tel: 03 - 6250 1900

Kepong Carrefour
Compu Comm
Pasaraya Carrefour Kepong
Level 1 Lot 9
No. 2, Jalan Metro Perdana
Taman Usahawan, Kepong
52100 Kuala Lumpur
Tel: 03 - 6259 5028

Maju Junction
Yes's Comm Enterprise
G23, Maju Junction Shopping Mall
1001, Jalan Sultan Ismail
50250 Kuala Lumpur
Tel: 03 - 2300 2006

Mid Valley Mega Mall
Takacom Cellular
F095, 1st Floor
Mid Valley Megamall
Mid Valley City
Lingkaran Syed Putra
59200 Kuala Lumpur
Tel: 03 - 2287 0255

Pandan Triangle
Nefion Communications
Lot 40 Grd Flr
Pusat Beli Belah Pandan Kapital
Persiaran MPAJ
Off Jln Pandan Utama
55100 Kuala Lumpur
Tel: 03 - 4296 8288

Putrajaya
Action Tele Net Center
G77 & G78 Grd Floor
Alamanda Putrajaya Shopping Centre
Jalan Alamanda, Precint 1
62000 Putrajaya
Tel: 03 - 8888 6515

Setapak
Web Caterpillar
50 Jalan 2/23A, Danau Kota
Off Jalan Genting Kelang
53300 Kuala Lumpur
Tel: 03 - 4143 8828

Sungai Besi
Orange Mobile
8 Jalan 7/108C, Taman Sg. Besi
57100 Kuala Lumpur
Tel: 03 - 7982 6722

Taman Oversea Union
One To One Comm
G8 Grd Flr Plaza OUG
Jalan Mega Tmn Overseas Union
Off Jln Klang Lama
58200 Kuala Lumpur
Tel: 03 - 7984 3211

SELANGOR

Kajang
P & D Mobile Center
LG 5 Lower Grd Flr.
Plaza Metro
Jalan Tun Abdul Aziz
43000 Kajang
Tel: 03 - 8739 3799

Klang
Jiwtek Telecentre
92, Jalan Batu Unjur 1
Taman Bayu Perdana
41200 Klang
Tel: 03 - 3324 2526

Ashita Communication
144, Persiaran Raja Muda Musa
42000 Port Klang
Tel: 03 - 3165 5679

KTS Communication
GL 17, Ground Flr.
Shaw Point Centre
Jalan Raja Hassan
41400 Klang
Tel: 03 - 3348 8041

Maxis Authorised **Service Agents (MASA)**

(continued)

CENTRAL REGION

SELANGOR

Petaling Jaya
Celnet
12, Jalan Yong Shook Lin
New Town
46200 Petaling Jaya
Tel: 03 - 7958 8900

One To One Comm
61 Jalan SS2/75
47300 Petaling Jaya
Tel: 03 - 7873 5887

Puchong
Get A Phone Marketing
GK18K, Ground Floor,
IOI Mall
Batu 9, Jalan Puchong
Bandar Puchong Jaya
47100 Puchong
Tel: 03 - 5882 2020

Rawang
Speed Power Mobile World
No.15, Jalan Maxwell
48000 Rawang
Tel: 03 - 6091 5266

Seri Kembangan
Gentel Communication
L2-75A 2nd Floor
The Mines Shopping Fair
43300 Seri Kembangan
Tel: 03 - 8941 2880

Shah Alam
KTS Communication
Lot 1F-18, SACC
Jalan Perbandaran 14/9
Seksyen 14
40000 Shah Alam
Tel: 03 - 5513 6998

Plantronics Communication
No. 30, Jalan Murni 25/61
Taman Sri Muda
40000 Shah Alam
Tel: 03 - 5122 9966

Subang Jaya
One To One Comm
Lot G03A, Ground Floor
The Summit Subang USJ
47600 UEP Subang Jaya
Tel: 03 - 8024 8121

Sunway
Phonestar Marketing
5 Jalan PJS 8/5, Dataran Mentari
Bandar Sunway
46150 Petaling Jaya
Tel: 03 - 5631 3818

NORTHERN / EASTERN REGION

PERLIS

Kangar
EasyRing Trading
8, Jalan Selampit
01000 Kangar
Tel: 04 - 978 1818

KEDAH

Alor Setar
BK Telecommunication
G 4 & 5 Grd. Flr. Star Parade
Jalan Teluk Wanjah
05150 Alor Setar
Tel: 04 - 733 0331

Kulim
Netra Communication
8, Jalan Teoh Moh Soo
09000 Kulim
Tel: 04 - 490 1778
04 - 490 3728

Sungai Petani
Champ Trading &
Communication Systems
23K, Tingkat Bawah
Jalan Kampung Baru
08000 Sg. Petani
Tel: 04 - 421 1008

PENANG

Bukit Mertajam
Weely Enterprise
1385, Grd Flr.
Jalan Padang Lallang
Taman Mutiara
14000 Bukit Mertajam
Tel: 04 - 538 1828

Butterworth
Rayson Communication
& Trading
6965 Jalan Ong Yi How
Kawasan Perindustrian Raja Uda
12300 Butterworth
Tel: 04 - 332 9111

Penang
E Communication
288-D-1-3 Fortune Court
Jalan Thean Teik, 11500 Penang
Tel: 04 - 828 9000

Northern Point Cellular
& Accessories
33-G34 Grd Floor
Prangin Mall-Komtar
Jalan Dr Lim Chwee Leong
10100 Penang
Tel: 04 - 263 6896

Seberang Prai
Mega-Star Enterprise
Lot G 10 Grd Flr.
Kompleks Megamall
2828 Jalan Baru
Bandar Prai Jaya
13600 Seberang Prai
Tel: 04 - 397 6166

Maxis Authorised **Service Agents (MASA)**

NORTHERN / EASTERN REGION

PERAK

Ipoh
Exclusive Telecommunication
Lot F38, First Flr. Jaya Jusco
Kinta City Shopping Centre
31400 Ipoh
Tel: 05 - 547 3023

Metro Comm Marketing Enterprise
No. 71, Jalan Sultan Abdul Jalil
30300 Ipoh
Tel: 05 - 243 3288

Million Telecommunication
Ground Flr. No. 28 Medan Silibin
30300 Ipoh
Tel: 05 - 526 1388

Kampar
Exclusive Telecommunication
12 Jalan Balai
31900 Kampar
Tel: 05 - 465 0605

Parit Buntar
Mega-Star Enterprise
27, Jalan Damai, Taman Damai
34200 Parit Buntar
Tel: 05 - 717 5039

Sitiawan
Tac-On Communication
Sales & Services
183 Taman Sitiawan Maju 1
Jalan Lumut
32000 Sitiawan, Lumut
Tel: 05 - 691 5861

Teluk Intan
NSS Automation Trading
27G, Jalan Intan 2, Bandar Baru
Teluk Intan, 36000 Teluk Intan
Tel: 05 - 623 6439

SOUTHERN REGION

JOHOR

Johor Bahru
Le Vantage Cellular
Communication
9 Jalan Permas 10/1
Bandar Baru Permas Jaya
81750 Johor Baru
Tel: 07 - 386 3086

IN Communication
System Marketing
151 Jalan Sutera
Taman Sentosa
80150 Johor Baru
Tel: 07 - 333 8555

Shining JB
Lot JK-05 Level 2
Johor Bahru City
Square Jalan Wong Ah Fook
80000 Johor Bahru
Tel: 07 - 226 5911

Kluang
Cinitron Tele & Electric
10 Jalan Dato Rauf
86000 Kluang
Tel: 07 - 776 8222

Kulai
Shining
Lot G-63 Grd Flr.
IOI Mall Bandar Putra
Lebuh Putra Utama
81000 Kulai
Tel: 07 - 598 5988

Masai
G-One Comm
7 Jalan Suria 3
Bandar Baru Seri Alam
81750 Masai
Tel: 07 - 252 6733

Muar
Steven Teleworld Centre
75-3 Jalan Arab
84000 Muar
Tel: 07 - 954 2282

Pontian
Superior Mobile (Pontian)
182 Jalan Bakek
82000 Pontian
Tel: 07 - 688 3388

Segamat
Segamat Tian Huat
104 Jalan Genuang
85000 Segamat
Tel: 07 - 932 6326

Skudai
Friendship Telecommunication
40 Jalan Perwira 1
Taman Tun Aminah
81300 Skudai
Tel: 07 - 556 3633

MELAKA

Melaka
Wee Shien
G8 Blok Dahlia 1
Jalan Zahir 6
Taman Malim Jaya
75250, Melaka
Tel: 06 - 336 8006

Mix Mobile
10 Jln Delima Raya 1
Taman Delima Raya
Bukit Baru, 75150 Melaka
Tel: 06 - 231 1311

NEGERI SEMBILAN

Seremban
Nang Hong Comm
135 Jln Dato Bandar Tungga
70000 Seremban
Tel: 06 - 767 6555

Maxis Authorised **Service Agents (MASA)**
(continued)

EAST COAST

TERENGGANU

Kuala Terengganu
LP Com Sales & Services
201-A,
Jalan Sultan Zainal Abidin
20000 Kuala Terengganu
Tel: 09 - 631 6477

Kemaman
TCT Sales & Services
KCP 43 Kemaman Centre Point
FASA 1 Jalan Limbong
24000 Kemaman
Tel: 09 - 858 2862

PAHANG

Mentakab
KG Low Trading
2 Jalan Haji Kassim
28400, Mentakab
Tel: 09 - 277 8012

EAST MALAYSIA

SARAWAK

Bintulu
Mobile 2000
No. 5 Lot 3077, Ground Floor
Jalan Court, 97000 Bintulu
Tel: 086 - 314 939

Sibu
Eritel Telecommunications
Ground Floor, Shoplot 1555
No. 40, Jalan Keranji
96000 Sibu
Tel: 084 - 322 446

SABAH

Kota Kinabalu
EA Mobile Sdn Bhd
G 54A, Kompleks Karamunsing
Kota Kinabalu
Tel: 088 - 255 975

My Mobile Communications
Sdn Bhd
1 FA & 1 FB, 1st Floor
Center Point
Kota Kinabalu
Tel: 088 - 447 140

Labuan
Labuan Phone Shop
Ground Floor, U 0411 Block B
Jalan Bunga Dahlia
87000, WP Labuan
Tel: 087 - 582 233

Sandakan
C D J Telecommunication Service
Ground Floor, Lot 6, Block 3
Bandar Indah, 5th Mile
Jalan Labuk, 97000 Sandakan
Tel: 089 - 273 311

Tawau
Aturfax Marketing & Services
Ground Floor, No. 2902
Jalan Perbandaran Karim Estate
91000 Tawau
Tel: 089 - 763 000

NTS OFFICES

HEAD OFFICE

Gedung Citra Graha, 2nd Floor
Jl. Jend. Gatot Subroto Kav. 35-36
Jakarta 12950, Indonesia
Tel: (6221) 5200088
Fax: (6221) 52900388

BRANCH OFFICES

Surabaya
Wisma Dharmala, 9th Floor
Jl. Panglima Sudirman No.101-103
Surabaya 60271
Jawa Timur
Tel: (6231) 5348961
(6231) 5312153
(6231) 5343988
Fax: (6231) 5348534

NTS Customer Interaction Center
Wisma Dharmala, Mezzanine Floor
Jl. Panglima Sudirman No.101-103
Surabaya 60271
Jawa Timur

Bandung
Gedung PT INTI, Lantai 10
Jl. Muhammad Toha No.77
Bandung Jawa Barat
Tel: (6222) 5202844
(6222) 5201501
Fax: (6222) 5202764

NTS Customer Interaction Center
Jl. R.E. Martadinata No. 104
Bandung

Contact Information: **AIRCEL**

OFFICES - SOUTH

CHENNAI & TAMILNADU (ROTN) CIRCLE

Chennai - Corporate Office
Aircel Limited
V Th Floor Spencer Plaza
769, Anna Salai
Chennai - 600002
Tel: +91-44-2849 0849
Fax: +91-44-2849 6769

Chennai - Branch Office 1
Aircel Limited
No 301,old No 193
Poonamalee High Road
Kilpauk, Chennai - 600010
Tel: +91-44-25324141
Fax: +91-44-25323131

Chennai - (Dwl)
Aircel Limited
Sterling Towers
327, Annasalai
Teynampet - 600018
Tel: +91-44-24313001 16
Fax: +91-44-24313036/60

TAMILNADU (ROTN) CIRCLE

Coimbatore - Office 1
Aircel Limited
3rd Floor Arthanari Towers
114 Race Course Road
Coimbatore - 641018
Tel: +91-422-2217517
Fax: +91-422-2218907

Coimbatore - Office 2
Aircel Limited
Codissia Towers
5, T.b Road (Huzur Road)
Coimbatore - 641018
Tel: +91-422-2217117
Fax: +91-422-2216804

Chenglepet
Aircel Limited
60/1, Attur Village
Chengalpet Tk, Kanchipuram
Dist - 60301
Tel: +91-4114-226426
Fax: +98423 01000

Salem
Aircel Limited
Blossom Plaza, I Floor
Four Roads
Salem - 636007
Tel: +91-427-2418880
Fax: +91-427-2411020

Madurai
Aircel Limited
Aparna Towers, Iii Floor
2&3 Bye Pass Road
Madurai - 625010
Tel: +91-452-2302121
Fax: +91-452-2611345

Erode
Aircel Limited
K.m.k Complex, I Floor
Sampath Nagar Main Road
Sampath Nagar
Erode - 638001
Tel: +91-424-2259850/ 70
Fax: +91-424-2257444

Trichy
Aircel Limited
Lakshmi Complex, Ii Floor
Salai Road, Thillai Nagar
Trichy - 620018
Tel: +91-431-2769769
Fax: +91-431-2768150

Pondicherry;
Aircel Limited
13, Ii Cross, Annanagar
Ajitraj Building
Pondicherry - 605005
Tel: +91-413-2203044
Fax: +91-413-2206552

Vellore
Aircel Limited
30, 1st East Main Road
Opp - V.s.t Motors
Gandhi Nagar, Vellore
Tel: +91-9842301097

Tirunelveli
Aircel Limited
North Byepass Road
Vanarpet
Tirunelvali 6270003
Tel: +91-462-2502994

Tirupur
33B Vinoth Complex
Sabarai Salai, Kumaran Road
Tirupur-1
Tel: +91-421-2237117

KARNATAKA

Bangalore
Aircel Limited
RMZ Gate Way, 3rd Floor
No 63,100 Feet Inner Ring Road
Koramangala
Bangalore - 560034
Tel: +91-9900688990
Fax: +91-80-41306767

Bangalore - Office 2
Dishnet Wireless Limited
Royale Manor, 2nd Floor
48,ST Johns Road
Bangalore - 560042
Tel: +91-80-65371567/68/69
Fax: +91-80-25548513

ANDRA PRADESH

Hyderabad
Dishnet Wireless Limited
8-2-681/3/a,8-2-681/3
Road No;12, Banjara Hills
Hyderabad - 500034
Tel: +91-40-66469884/6648985

OFFICES - NORTH

NEW DELHI

New Delhi
Dishnet Wireless Limited
8, Local Shopping Centre
Sector-B, Pocket-7
Nelson Mandela Road
Vasant Kunj
New Delhi - 110070
Tel: +91-11-26701100
Fax: +91-11-26132019/26131297

MAHARASHTRA

Pune
Dishnet Wireless Limited
ETH Research & Lab
1, Bhuvaneshwar Colony
Opp: P.U.Bhandhari Showroom
Off; Abhimanshree Society
Pune Pashan Road
Pune - 411008
Tel: +91-20-25890802/03
Fax: +91-20-2589 0811

ASSAM

Guwahati
Dishnet Wireless Limited
Floors-1, 2, 3 & 4, Bhooban Plaza
H B Road, Panbazaar
Guwahati - 798001
Tel: +91-361-2731698
Fax: +91-361-2730747

Jorhat
Dishnet Wireless Limited
3rd Floor, Barkataky Market, At Road
Jorhat - 785001
Tel: +91-376-2304717
Fax: +91-376-2304724

Silchar
Dishnet Wireless Ltd.
C/O Mr. Arvind Bikas Paul
Daccai Patty
Silchar - 788001

Bongaigaon
Dishnet Wireless Limited
Krishna Mill Building
2nd Floor, Opposite Hindi M.e. School
Pagalasthan, Chapaguri Road
Bongaigaon - 783380
Tel: +91-3664-230063

Dibrugarh
Dishnet Wireless Ltd.
Aditya Sweets Buliding
Thana Chariali
Mancutta Road
Dibrugarh - 786001
Tel: +91-373-2324157

Tezpur
Dishnet Wireless Ltd
Indian Overseas Building
2nd Floor
Kacharigaon
Near Gauria Triveni
Tezpur - 784001

ORISSA

Berhampur
Dishnet Wireless Limited
Sri Sai Complex, 1st Floor
Gandhi Nagar Main Road
Berhampur - 760001

Bhubaneshwar
Dishnet Wireless Limited
7th Floor, Block B, Module-b/7
Fortune Towers, Chandrasekarpur
Bhubaneshwar - 751023
Tel: +91-674-2303648

Sambalpur
Dishnet Wireless Limited
Odissi Complex
Ainthapatti Road, NH -6
Sambalpur - 768004
Tel: +91-663-2701313

Cuttack
Dishnet Wireless Limited
C/o Sukant Kishore Mohanty
Kesharpur, Satyam Flat
Cuttack - 753001
Tel: +91-671-2611942

Rourkela
Dishnet Wireless Limited
Sarbati Bhawan, 3rd Floor
Udit Nagar
Rourkela - 769012
Tel: +91-661-2512096

Contact Information: **AIRCEL**

(continued)

WEST BENGAL

Asansol
Dishnet Wireless Limited
P .C. Chatterjee Market; Block-A
192, Gt Road; Asansol East
(Near Bhanga Panchil)
Asansol - 713303
Tel: +91-341-2215429

Kharagpur
Dishnet Wireless Limited
C/O Atwals Real Estate (P) Ltd.
3rd Floor; Inda, O T Road
(Beside Desh Bandhu Service Station)
Kharagpur - 721305

Durgapur
Dishnet Wireless Limited
A-201 To 205, A-304, A Block
Bengal Shristi Complex
City Centre, Durgapur - 713216
Tel: +91-343-2543273
Fax: +91-343-2543273

Siliguri
Dishnet Wireless Limited
2nd Floor, Sanat Trade Centre
Sevoke Road, Siliguri - 734401
Tel: +91-353-2640268
Fax: +91-353-2640269

JAMMU & KASHMIR

Jammu
Dishnet Wireless Limited
Msc Jammu
Hall No.105-112, B1, North Block
Bahu Plaza Complex
Jammu -180012
Tel: +91-191-2472462

Srinagar
Dishnet Wireless Limited
Near Gurdwara Sheed Bunga
Barzulla Bagat Kashmir
Srinagar -190005
Tel: +91-194 2451947

GUJARAT

Ahmedabad
Dishnet Wireless Limited
Heritage
4th Floor, 402, Ashram Road
Ahmedabad - 380014

MEGHALAYA

Shillong
Dishnet Wireless Limited
Yogesh Enterprise, 2nd Floor
Dgs Crossroad
Police Bazar
Shillong - 703001
Tel: +91-364-2223595
Fax: +91-364-2223596

TRIPURA

Tripura (West)
Dishnet Wireless Limited
C/o Mr. Ratan Das
Aastabal, Lake Chowmuhani
Agartala - 799001
Tel: +91-381-2216274

ARUNACHAL PRADESH

Itanagar
Dishnet Wireless Limited
Kaye Building
E-sector
Opposite Arunachal Pradesh Secretariat
Itanagar - 791111
Tel: +91-360-2217701

NAGALAND

Dimapur
Dishnet Wireless Limited
Central Apartment
2nd Floor, Opposite Town Hall
Police Point, Nagarjan Road
Dimapur - 797112
Tel: +91-3862-230478

MANIPUR

Imphal
Dishnet Wireless Limited
H.shantibala Devi
Babu Para, Sachdeva Coleg Bldg
Near Dc Bunglow
Imphal - 795001

Contact Information: **AIRCEL**

AIRCEL ENTERPRISE BUSINESS DIVISION

Chennai
Dishnet Wireless Limited
19/32, Cathedral Garden Road
Nungambakkam, Chennai – 600 034
Tel: +91-44-4228 0000
Fax: +91-44-4228 0123

Coimbatore
Dishnet Wireless Limited
S-3B, 2nd Floor, Manchester Square
14, Puliyakulam Road
Coimbatore – 641037
Tel: +91-422-6502583/2683
Fax: +91-422-4270170

Cochin
Dishnet Wireless Limited
Ground Floor, SL Plaza
Palarivattom, Cochin - 682025
Tel: +91484-4055240 / 4055340
Fax: +91484-4055040

Bangalore
Dishnet Wireless Limited
Royal Manor, 2nd Floor, No: 48
St.Johns Road, Bangalore – 560 042
Tel: +91-80-6537 1567/68/69
Fax: +91-80-25548513

Hyderabad
Dishnet Wireless Limited
No: 8-2-681/3A & 8-2-681/3
Laxmi Cyber Center
Road No: 12, Banjara Hills
Hyderabad – 500034
Tel: +91-40-6646 8984/6646 9181
Fax: +91-40-6646 8285

Mumbai
Dishnet Wireless Limited
No: 422/6, Nav Bhavna
Veer Sawarkar Marg
Opp.Siddihi Vinayak Temple
Prabhadevi
Mumbai – 400025
Tel: +91-22-6610 2812/13/14/15/16
Fax: +91-22-6610 2817

Pune
Dishnet Wireless Limited
4th Floor, 5th Avenue
Next to Regency Hotel
Dhole Patil Road, Pune – 411001
Tel: +91-20-5603 3590/91/92
Fax: +91-20-6609 1155

Ahmedabad
Dishnet Wireless Limited
B-1005, 10th Floor
Narnarayan Complex
Opp.Ganesh Plaza
Near Navrangpura Bus Stand
Navrangpura, Ahmedabad – 380001
Tel: +91- 079-65132300/65131771

Kolkata
Dishnet Wireless Limited
Benfish Bhavan, 5th Floor
31, G.N.Block
Salt Lake City, Sector – V
Kolkata – 700091
Tel: +91-33-6500 0140/45
Fax: +91-33-2357 2840

Delhi
Dishnet Wireless Limited
Plot No: 8, Local Shopping Center
Sector-B, Pocket 7
Nelson Mandela Road, Vasant Kunj
New Delhi – 110070
Tel: +91-11-2670 1100
Fax: +91-11-2613 2019

Contact Information: **AIRCEL**

(continued)

GSM DIVISION - SOUTH

TAMIL NADU

Chennai
Aircel Limited (Corporate Office)
5th Floor, Spencer Plaza
769, Anna Salai, Chennai - 600 002
Tel: +91 44 28490849
Fax: +91 44 28496769

Aircel Limited (Branch Office)
New No.301, Old No.193
Poonamallee High Road
Kilpauk, Chennai - 600010
Tel: +91 44 25324141
Fax: +91 44 25323131

Coimbatore
Aircel Limited
3rd Floor, Arthanari Towers
114 Race Course Road
Coimbatore - 641 018
Tel: +91 422 2217517
Fax: +91 422 2215730

Aircel Limited
Codissia Towers, 5
T.B. Road(Huzur Road)
Coimbatore - 641 018
Tel: +91 422 2217117
Fax: +91 422 2211766

Madurai
Aircel Limited
Aparna Towers, III Floor
2&3 Bye Pass Road
Madurai - 625 010
Tel: +91 452 2302121
Fax: +91 452 2611345

Salem
Aircel Limited
Blossom Plaza, I Floor, Four Road
Salem - 636 007
Tel: +91 427 2418880
Fax: +91 427 2411020

Trichy
Aircel Limited
73 B/1, Lakshmi Complex
II Floor, Salai Road
Thillai Nagar, Trichy - 620 018
Tel: +91 431 2769769
Fax: +91 431 2768150

Pondichery
Aircel Limited
Ajitraj Building, 13
II Cross, Anna Nagar
Pondicherry - 605 005
Tel: +91 413 2203044
Fax: +91 413 2206552

Erode
Aircel Limited
KMK Complex, I Floor
Sampath Nagar Main Road
Sampath Nagar, Erode -638 011
Tel: +91 424 2259850
Fax: +91 424 2257444

Chengalpet
Aircel Limited
6010, Attur Village, Chengalpet Taluk
Kanchipuram Distt. - 603101
Tel: +91 442 9426426
+91 411 4226426
Fax: +98 423 01000

Tirunelveli
Aircel Limited
North Byepass Road, Vanarpet
Tirunelveli - 627 003
Tel: +91 462 2502994
Fax: +91 462 2502994

Tirupur
Aircel Limited
33B Vinoth Complex
Sabarai Salai, Kumaran Road
Tirupur-1
Tel: +91 421 2237117

Vellore
Aircel Limited
30, 1 St. East Main Road, Opp :
V.S.T. Motors
Gandhi Nagar, Vellore - 6
Tel: +91 9842301097
Fax: +91 416 2247772

BANGALORE

Aircel Limited (Group CEO's Office)
RMZ Gateway, 3rd Floor
Above Mahindra Show Room
No.63, 100 Feet Inner Ring Road
Koramangala
Bangalore - 560 034
Tel: +91 99006 88990
Fax: +91 80 41306767

GSM DIVISION - NORTH & EAST

Jammu
Dishnet Wireless Limited
105-112, B1, North Block, 1st Floor
Bahu Plaza Complex
Jammu - 180012
Tel: 0191-2472239
Fax: 0191-2476058

Srinagar
Dishnet Wireless Limited
Near Gurudwara
Shaheed Bunga
Barzulla Bagat Kashmir
Srinagar - 190055
Tel: 0194-2430944
Fax: 0194-2430905

Kolkata
Dishnet Wireless Limited
6th floor, Infinity Think Tank II
Block GP, Sector-V,Salt Lake
Kolkata - 700091
Tel: 033-23572648
Fax: 033-23572456

Dishnet Wireless Limited
5th Floor, Benfish Building
31,G.N Block
Sector-V Salt Lake
Kolkata - 700091
Tel: 033-23572673
Fax: 033-23572840

Shimla
Dishnet Wireless Limited
2nd & 3rd Floor
Keonthal Complex
Main Bazar Khalini
Shimla - 171002(HP)
Tel: 0177-20208082
Fax: 0177-2626281

Dharmshala
Cantt Road, Sood Guest House
Kotwali Bazar Dharamshala - 176215
Tel: IP Ph. 891, 892
+91-98571-99114

Mandi
H.No 296/11
Near IPH Office Tarna Hill
Mandi - 175001
Tel: Ip Ph. 881, 882
+91-98571-99101

Bhubaneswar
Dishnet Wireless Limited
7th Floor, Block B
B Module, Fortune Towers
Chandrashekharpur
Bhubaneswar - 751023
Tel: 0674-2303648
Fax: 0674-2303647

Sambalpur
Dishnet Wireless Limited
Ainthapatti Road, Odissi Complex,
NH-6, Sambalpur - 768004
Tel: 0663-2701313
Fax: 0663-2540920

Cuttack
Dishnet Wireless Limited Satyam Flat
Kesharpur, BT Lane-Cuttack - 753001
Tel: 0671-2611942

Balasore
Dishnet Wireless Limited Manorama
Ayurvedic Bhaban
At Post-Naya Bazar
Balasore - 756001
Tel: 06782-261935
Fax: 06782-261935

Berhampur
Dishnet Wireless Limited
1st Floor, Sri Sai Complex
Gandhi Nagar Main Road
Berhampur - 760001
Tel: 0680-2226114
Fax: 0680-2221298

Rourkela
Dishnet Wireless Limited
3rd Floor, Sarbati Bhawan
Udit Nagar, Rourkela - 769012
Tel: 0661-2512096

Bhawanipatna
C/O Mr Sudhansu Shekhar
Deo SBI Bank
Evening Branch Statue Chowk
Bhawanipatna - 766001
Tel: 9437092151

Keonjhar
C/O Jagbandhu Nanda
Owner Maa Movies
Kamargoda, Keonjhar Garh
NH - 6, Orissa - 758001
Tel: 9937592359
06766-258218 (Hall)
+91-99384-41959

Durgapur
Dishnet Wireless Limited
Bengal Shrishti Complex, Ist Floor
Room no. A-201-205, A-304
City Centre
Durgapur - 713216
Tel: 0343-2543273/72
Fax: 0343-2543278

Asansol
Dishnet Wireless Limited
P.C.Market, 3rd Floor, Block -A
192, G.T. Road
Asansol - 713303
Tel: 0341-2215429
Fax: 0341-2215430

Kharagpur
Dishnet Wireless Limited
C/o Atwal Real Estate
3rd floor, INDA O.T. Road
Kharagpur - 721305
Tel: 03222-226249
Fax: 03222-226155

Krishnanagar
Dishnet Wireless Limited
4, R.N.Tagore Road
High Street, Santhana Lodge
Krishnanagar - 741101
Tel: 03472-251787
Fax: 03472-251787

Contact Information: **AIRCEL**

(continued)

GSM DIVISION - NORTH & EAST

Shillong
Dishnet Wireless Limited
Yogesh Enterprise 2nd Floor
DGS Crossroads
Police Bazar
Shillong - 793001
Tel: 0364-2223595
Fax: 0364-2223596

Dimapur
Dishnet Wireless Limited
Central Apartment 2nd Floor
Opposite Town Hall Police Point
Half Nagarjan Junction
Dimapur - 797112
Tel: 03862-236896
Fax: 03862-230478

Itanagar
Dishnet Wireless Limited
Kaye Building, E.Sector
Opposite Arunachal
Pradesh Civil Secretariat
Itanagar - 791111
Tel: 0360-236896

Imphal
Dishnet Wireless Limited
C/O Heights Shantivala Devi
Babu Para, Sachdeva College Building
Near DC Bunglow
Imphal - 795001
Tel: 0385- 2448096

Agartala
Dishnet Wireless Limited
Heights Shantivala Devi
Aastabal, Lake Chowmuhani
Agartala - 799001
Tripura (west)
Tel: 0381-2216274
Fax: 0381-2216274

Guwahati
Dishnet Wireless Limited
Bhooban Plaza
H.B Road, Panbazar
Guwahati - 798001
Tel: 0361-2731698
Fax: 0361-2730747

Jorhat
Dishnet Wireless Limited
3rd Floor Bardotoky Market
A.T Road, Jorhat - 785001
Tel: 03664-2304717
Fax: 0376-2304724

Bongaigoan
Dishnet Wireless Limited
Krishna Mill Building
2nd Floor
Opposite of Hindi M.E School
Pagalasthan, Chapaguri Road
Bongaigoan - 783380
Tel: 03664-230063

Dibrugarh
Dishnet Wireless Limited
Aditya Sweets Building
Thana Chariali
Mancutta Road
Dibrugarh - 786001
Tel: 0373-2324157

Silchar
Dishnet Wireless Limited
C/O Mr. Arvind Bikos Paul
Near BSNL Exchange
Daccaipatty
Silchar - 788001
Tel: 03842-263624

Tezpur
Dishnet Wireless Limited
2nd Floor
Indian Overseas Bank Building
Kacharigaon
Near Gauria Triveni
Tezpur - 784001
Tel: 03712-221793

Siliguri
2nd Floor
Sanat Trade Centre
Sevoke Road
Siliguri - 734001
Tel: 0353-2640268
Fax: 0353 - 2640269

Coochbehar
3rd Floor, Nilava Bhawan
Bakultala More
Debi Bari Road
Coochbehar - 736101
Tel: 03582-230301
Fax: 03582 - 221727

Malda
Behind Narayani TVS Showroom
Vivekananda Pally
Malda - 732101
Tel: 03512-283391
Fax: 03512 - 283065

Delhi
Dishnet Wireless Limited
8,Local Shopping Centre
Sector - B,Pocket - 7
Nelson Mandela Road
Vasant Kunj
New Delhi - 110070
Tel: 011-26701100
Fax: 011-26131297

Dishnet Wireless Limited
B-1, Plot No.3
Local Shopping Complex
Vasant Kunj
New Delhi - 110090
Tel: 011-26893234/5
Fax: 011-26893091

Patna
Dishnet Wireless Limited (AIRCEL)
Fourth floor, 415,
Maharaja Kameshwar Complex
Fraser Road, Patna - 800001
Tel: 0612-2205216

Ranchi
Dishnet Wireless Limited (AIRCEL)
2nd & 3rd Floor, Rohini Complex
56- Circular Road, Ranchi - 834001

Notice Of **Annual General Meeting**

NOTICE IS HEREBY GIVEN THAT the Twentieth (20th) Annual General Meeting of MAXIS COMMUNICATIONS BERHAD ("the Company") will be held on Tuesday, 29 May 2007 at 2.30 p.m. at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia for the following purposes:-

AGENDA

1 To consider the Directors' Report and the Financial Statements for the financial year ended 31 December 2006 and the Auditors' Report thereon. **Please refer to Note A.**

2 To declare a final gross dividend of 30.14 sen per ordinary share less Malaysian Income Tax at 27% for the financial year ended 31 December 2006. **Resolution 1**

3 To re-elect the following Directors who retire by rotation pursuant to Article 114 of the Company's Articles of Association:
(i) Y.Bhg. Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd. Nor **Resolution 2**
(ii) Encik Chan Chee Beng **Resolution 3**

4 To re-elect the following Directors who retire pursuant to Article 121 of the Company's Articles of Association:
(i) Mr Robert William Boyle **Resolution 4**
(ii) Mr Sandip Das **Resolution 5**

5 To re-appoint Messrs. PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 6**

AS SPECIAL BUSINESS:
To consider and if thought fit, to pass the following Ordinary Resolution:-

6 **Authority to Issue Shares Pursuant to Section 132D of the Companies Act, 1965** **Resolution 7**
"THAT pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject always to the approval of all the relevant regulatory bodies, if required, being obtained for such allotment and issue."

NOTICE OF DIVIDEND PAYMENT
NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Twentieth (20th) Annual General Meeting to be held on Tuesday, 29 May 2007, a final gross dividend of 30.14 sen per ordinary share less Malaysian Income Tax at 27% for the financial year ended 31 December 2006 will be paid on 20 June 2007 to Depositors registered in the Record of Depositors at the close of business on 31 May 2007.

A Depositor shall qualify for entitlement to the dividend only in respect of:-

(a) shares transferred to such Depositor's securities account before 4.00 p.m. on 31 May 2007 in respect of transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

BY ORDER OF THE BOARD

DIPAK KAUR
LS 5204
Company Secretary

7 May 2007
Kuala Lumpur

NOTES:

A. This Agenda item is meant for discussion only as the provisions of Section 169(1) of the Companies Act, 1965 and the Company's Articles of Association do not require a formal approval of the shareholders and hence, is not put forward for voting.

PROXY

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him/her provided that the number of proxies appointed shall not be more than two except in the circumstances set out in Note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall:
   i) in the case of an individual, be signed by the appointor or by his/her attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he/she specifies the proportions of his/her holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in the case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. Fax copies of the duly executed form of proxy are not accepted.
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

TOLL FREE LINE

A toll free line has been set-up to attend to all queries from shareholders pertaining to the Form of Proxy and all other matters relating to the Twentieth (20th) Annual General Meeting. The toll free number is **1800 828 001** and will be valid from 7 May 2007 to 1 June 2007.

EXPLANATORY NOTE ON SPECIAL BUSINESS:

Resolution pursuant to Section 132D of the Companies Act, 1965 (Resolution 7)

This Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting subject to the limitation that the aggregate number of shares to be issued do not exceed ten per cent (10%) of the issued share capital of the Company for the time being. This authority will expire at the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

Statement Accompanying The Notice Of **Annual General Meeting**

made pursuant to Paragraph 8.28(2) of the Listing Requirements of Bursa Securities

EXPLANATORY NOTE ON SPECIAL BUSINESS:

Resolution pursuant to Section 132D of the Companies Act, 1965 (Resolution 7)
This Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting subject to the limitation that the aggregate number of shares to be issued do not exceed ten per cent (10%) of the issued share capital of the Company for the time being. This authority will expire at the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

DETAILS OF DIRECTORS WHO ARE STANDING FOR RE-ELECTION

1. **Tan Sri Dato' Megat Zaharuddin Bin Megat Mohd. Nor**

Age	58
Nationality	Malaysian
Qualification	He holds a B.Sc. (Honours) in Mining Engineering from The Royal School of Mines, Imperial College of Science and Technology, London University, United Kingdom (1972), and is an Associate of the Royal School of Mines.
Position in the Company	Chairman, Independent Non-Executive Director
Working experience and occupation	He is the Chairman of Mayban General Assurance Berhad, Mayban Life Assurance Berhad, Malaysia National Insurance Berhad, Mayban Takaful Berhad, Takaful Nasional Sdn Bhd and Mayban Life International (Labuan) Ltd, and also sits on the boards of Malayan Banking Berhad, Mayban Fortis Holdings Berhad, MNI Holdings Berhad, MNI Offshore (L) Ltd, MNI Life International (L) Ltd, Capital Market Development Fund, International Centre for Leadership in Finance and Labuan International Offshore Financial Center Advisory Panel. In January 2004, he retired as the Regional Chief Executive Officer and Managing Director of Shell Exploration and Production B.V. based in The Hague, Netherlands, a position he held since 1999. From 1995 to 1999, Tan Sri Dato' Megat was the Chairman and Chief Executive of Shell Companies in Malaysia. During this period, he also sat on the boards of directors of MIMOS, the National Information Technology Council, Universiti Malaysia Sarawak, Danaharta and was also the Chairman of the National Science Centre.
Any other directorships of public companies	1) Mayban General Assurance Berhad 2) Mayban Life Assurance Berhad 3) Malaysia National Insurance Berhad 4) Mayban Takaful Berhad 5) Malayan Banking Berhad 6) Mayban Fortis Holdings Berhad 7) MNI Holdings Berhad
Details of interest in the securities of the Company and its subsidiaries	In the Company: Nil In the subsidiaries: Nil

DETAILS OF DIRECTORS WHO ARE STANDING FOR RE-ELECTION (continued)

The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	He does not have any conflict of interest with the Company.
List of convictions for offences within the past 10 years other than traffic offences, if any	None
Participation in Board Committees	Nomination Committee

2. Chan Chee Beng

Age	51
Nationality	Malaysian
Qualification	He holds a Degree in Economics and Accounting and is a Fellow of the Institute of Chartered Accountants in England and Wales.
Position in the Company	Non-Executive Director
Working experience and occupation	He has more than 28 years of experience in investment banking, financial management and accounting including stints with Ernst & Young and Morgan Grenfell & Co Ltd. His other directorships include Powertek Berhad, a wholly-owned subsidiary of Tanjong Public Limited Company ("Tanjong"), Bumi Armada Berhad ("BAB") Group and Usaha Tegas Sdn Bhd which has significant interests in Maxis, Tanjong, ASTRO ALL ASIA NETWORKS plc, BAB Group and Overseas Union Enterprise Limited.
Any other directorships of public companies	1. Powertek Berhad 2. Bumi Armada Berhad Group
Details of interest in the securities of the Company and its subsidiaries	In the Company: Nil In the subsidiaries: Nil
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	He does not have any conflict of interest with the Company.
List of convictions for offences within the past 10 years other than traffic offences, if any	None
Participation in Board Committees	ESOS Committee

DETAILS OF DIRECTORS WHO ARE STANDING FOR RE-ELECTION (continued)

3. Robert William Boyle

Age	58
Nationality	British
Qualification	He holds an MA in Law from Oxford and is a Fellow of the Institute of Chartered Accountants of England and Wales.
Position in the Company	Independent Non-Executive Director
Working experience and occupation	He is a retired Senior Partner of PricewaterhouseCoopers, London ("PwC") with experience of leading and participating in global teams on client and PwC projects. He specialised in audits and deal-related advice to multi-nationals and held a variety of management positions including Chairman of the Entertainment and Media Industry Group for Europe, Middle East and Africa, and the UK Telecommunications Industry Group. He is a director of Witan Investment Trust plc and the independent member of the audit committee of the National Trust. Prior to PwC London, he was also a Partner of Coopers & Lybrand, Tanzania from 1979 to 1982. He was seconded to the Civil Service as Company Analyst in the Price Commission in 1976. From 1972 to 1974, he was seconded to Coopers & Lybrand in Paris following qualification in London.
Any other directorships of public companies	Nil
Details of interest in the securities of the Company and its subsidiaries	In the Company: Nil In the subsidiaries: Nil
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	He does not have any conflict of interest with the Company.
List of convictions for offences within the past 10 years other than traffic offences, if any	None
Participation in Board Committees	1) Audit Committee 2) Remuneration Committee

DETAILS OF DIRECTORS WHO ARE STANDING FOR RE-ELECTION (continued)

4. Sandip Das

Age	49
Nationality	Indian
Qualification	He holds a Masters of Business Administration degree from Faculty of Management Studies, University of Delhi and Bachelor's degree in Mechanical Engineering from Regional Engineering College, Rourkela in India.
Position in the Company	Chief Executive Officer, Executive Director
Working experience and occupation	Prior to joining Maxis, he was Deputy Managing Director and Director on the board of Hutchison Essar Telecom ("Hutch"), one of India's largest mobile operators. He started the company's operations in India in 1994 and when he left Hutch at the end of 2006, Hutch had more than 23 million subscribers. During his tenure at Hutch, he was voted "CEO of the Year" by Mid Day Publications and the company twice won "The Most Respected Telecom Company" awarded by Business World. He was also Deputy Chairman of the Service Industry Panel of the Confederation of Indian Industries ("CII"). Internationally, he serves on the board of Global GSM Development Fund. Preceding Hutch, he spent 5 years as Franchise Head of Toyota cars and Hino trucks with the Al Futtaim Group in Dubai, UAE and 10 years with Indian consumer durable giant Usha International, Shriram Group, where he started as a Management Trainee and left as Joint Divisional Manager.
Any other directorships of public companies	Nil
Details of interest in the securities of the Company and its subsidiaries	In the Company: Nil In the subsidiaries: Nil
The family relationship with any director and/or major shareholder of the Company	None
Any conflict of interest that he has with the Company	He does not have any conflict of interest with the Company.
List of convictions for offences within the past 10 years other than traffic offences, if any	None
Participation in Board Committees	None

FORM OF PROXY

Maxis Communications Berhad (158400-V) (Incorporated in Malaysia)

I/We.. NRIC No./Company No..
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD/BUSINESS REGISTRATION CERTIFICATE) (COMPULSORY)

of..
(ADDRESS)

telephone no. .... being a member of Maxis Communications Berhad ("the Company"), hereby appoint

.... NRIC No..
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD) (COMPULSORY)

of..
(ADDRESS)

and/or... NRIC No..
(FULL NAME IN BLOCK LETTERS AS PER IDENTITY CARD) (COMPULSORY)

of..
(ADDRESS)

or failing him/her, THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Twentieth (20th) Annual General Meeting of the Company to be held on **Tuesday, 29 May 2007 at 2.30 p.m. at Sapphire Room, Level 1, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia** and at any adjournment thereof. I/We indicate with an " ✓ " or " x" in the spaces below how I/we wish my/our vote to be cast:

AGENDA			FOR	AGAINST
1	To consider the Financial Statements and the Reports of Directors and Auditors thereon.			
ORDINARY RESOLUTIONS				
2	Declaration of final dividend	**(Resolution 1)**		
3	Re-election of YBhg Tan Sri Dato' Megat Zaharuddin bin Megat Mohd. Nor	**(Resolution 2)**		
4	Re-election of Encik Chan Chee Beng	**(Resolution 3)**		
5	Re-election of Mr. Robert William Boyle	**(Resolution 4)**		
6	Re-election of Mr. Sandip Das	**(Resolution 5)**		
7	Re-appointment of Auditors	**(Resolution 6)**		
8	Special Business Authority to issue shares pursuant to Section 132D of the Companies Act, 1965	**(Resolution 7)**		

Subject to the abovestated voting instructions, my/our proxy may vote or abstain from voting on any resolution as *he/*she/*they may think fit.

If appointment of proxy is under hand .... Signed by *individual member/*officer or attorney of member/*authorised nominee of .... (beneficial owner)	No. of shares held :... Securities Account No.: .... (CDS Account No.) (Compulsory) Date :	The proportions of my/our holding to be represented by my/our proxies are as follows: **First Proxy** No. of Shares : .... Percentage : ....% **Second Proxy** No. of Shares : .... Percentage : ....%
If appointment of proxy is under seal The Common Seal of .... was hereto affixed in accordance with its Articles of Association in the presence of :- .... Director Director/Secretary in its capacity as *member/*attorney of member/ *authorised nominee of ....(beneficial owner)	**Seal** No. of shares held : .... Securities Account No.: .... (CDS Account No.) (Compulsory) Date :...	

Notes to Form of Proxy :

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him/her provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall :
   i) in the case of an individual, be signed by the appointor or by his/her attorney; and
   ii) in the case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he/she specifies the proportions of his/her holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee, it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.

* delete if inappropriate

5. **The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia**, not less than **48 hours before the time appointed for holding the meeting or adjourned meeting** or in the case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the instrument of proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. **Fax copies of the duly executed form of proxy are not accepted.**
6. A proxy may vote on a show of hand and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his/her discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

TOLL FREE LINE

A toll free line has been set-up to attend all enquiries from shareholders pertaining to the Form of Proxy and all other matters relating to 20th Annual General Meeting. The toll free number is **1800 828 001** and will be valid from 7 May 2007 to 1 June 2007.

STAMP

Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

END

www.maxis.com.my